Form 20-F
period 2007-12-31
EURAND N.V.
filed 2008-03-31
CIK 1119745

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33444

EURAND N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary shares, par value €0.01 per share	NASDAQ Global Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)

As of December 31, 2007, there were 44,034,114 Ordinary Shares, par value €0.01 per share, outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes     ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes     ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17     ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes     ☑ No

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, such matters as:

•	the expected timing, progress or success of our preclinical and clinical development programs;

•	the timing, costs and other limitations involved in obtaining regulatory approval for any of our product candidates;

•	our ability to market, commercialize and achieve market acceptance for any of the product candidates that we are developing or may develop in the future, including the establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize Zentasetm (also known as EUR-1008), if approved;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates, including, but not limited to, our lead product candidate, Zentasetm (also known as EUR-1008);

•	the possibility the FDA may continue to extend the deadline for seeking or receiving a new drug application, or NDA, and/or not withdraw existing pancreatic enzyme products, or PEPs, from the U.S. market that do not receive approval for NDAs by the then applicable deadline;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates and products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, whose actions we cannot control, to obtain and maintain regulatory approval for our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates of future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

When used in this document, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under Item 3 “Key Information — Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission, referred to herein as the SEC. We caution readers of this Annual Report on Form 20-F, also referred to herein as the Annual Report, not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

PART I

Eurand N.V. is a Netherlands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “Eurand,” the “Company,” “we,” “us,” or “our.” This Annual Report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	(In thousands, except per share amounts)

Selected Consolidated Statements of Operations Data:
Revenues
Product sales	€87,067	€74,561	€63,139	€69,771	€71,076	$103,792
Royalties	5,634	3,472	3,730	3,896	4,373	6,386
Development fees	2,282	3,214	5,386	9,182	9,372	13,686

Revenues	94,983	81,247	72,255	82,849	84,821	123,864
Operating expenses
Cost of goods sold	(55,212)	(49,040)	(44,150)	(47,558)	(49,439)	(72,196)
Research and development(1)	(16,979)	(16,525)	(14,513)	(16,287)	(17,110)	(24,986)
Selling, general and administrative	(13,858)	(12,854)	(11,537)	(14,786)	(21,497)	(31,391)
Amortization of intangibles	(881)	(962)	(720)	(727)	(788)	(1,151)
Restructuring and impairment charges	—	(6,864)	—	—	—	—
Other expenses			(973)	354	(93)	(136)

Operating income (loss)	8,053	(4,998)	362	3,845	(4,106)	(5,996)
Interest expense, net	(6,577)	(6,847)	(7,214)	(7,261)	(1,532)	(2,237)
Foreign exchange gains (losses), net	161	(158)	(327)	12	104	152

Income (loss) before taxes	1,637	(12,003)	(7,179)	(3,404)	(5,534)	(8,081)
Income tax expense	(2,713)	(5,069)	(1,100)	(1,593)	(1,140)	(1,665)

Net loss	(1,076)	(17,072)	(8,279)	(4,997)	(6,674)	(9,746)

Basic and diluted net loss per share	(0.80)	(7.71)	(3.74)	(2.19)	(0.24)	(0.34)

Weighted average shares used to compute basic and diluted net loss per share	1,353	2,215	2,215	2,278	28,367	28,367

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	(In thousands)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	€7,794	€3,607	€3,423	€5,810	€12,541	$18,314
Total assets	135,334	111,028	110,094	102,946	109,508	159,914
Total debt(s)	88,671	86,703	95,450	63,144	1,551	2,265
Total liabilities	116,606	108,565	116,823	90,213	28,441	41,532
Series A redeemable preference shares convertible into ordinary shares	26,844	26,844	26,844	26,844	—	—
Series C redeemable preference shares convertible into ordinary shares	—	—	—	23,000	—	—
Total shareholders’ equity (deficit)(2)	(8,116)	(24,381)	(33,573)	(37,111)	81,067	118,382

(1)	Research and development expenses include expenses that can be attributed to co-development projects with our customers that generate development fee revenues and other expenses related to our internal research and development projects. The split of cost between these two categories is as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	(In thousands)

Expenses attributable to development fees	€3,371	€2,501	€3,807	€5,590	€5,432	$7,932
Other research and development expenses	13,608	14,024	10,706	10,697	11,678	17,054

Research and development expenses	16,979	16,525	14,513	16,287	17,110	24,986

(2)	Our capital stock of €440,000 at December 31, 2007 consisted of 44,034,114 ordinary shares with par value of €0.01 per share compared to 2,339,686 such shares at December 31, 2006. The increase is the result of the issuance of 32,487,940 ordinary shares on conversion of all of our Series A preference shares the issuance of 2,029,786 ordinary on conversion of all of our Series C preference shares, the issuance of 7,000,000 ordinary shares in our IPO for net proceeds of €74.0 million (or $108.1 million) and the issuance of 176,702 ordinary shares due to the exercise of options under our employee stock option plan.

Exchange Rate Information

We prepare our consolidated financial statements in euros. This annual report contains translations of euros into U.S. dollars at a specified rate, or convenience rate, solely for the convenience of the reader. The convenience rate is 1.4603 U.S. dollars per euro, defined by the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2007. No representation is made that the euro amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.

The following table sets forth information regarding the exchange rates of U.S. dollars per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on the last day of each month during the periods presented.

	U.S. Dollar per Euro
				Period
Year Ended December 31,	High	Low	Average	End

2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
2006	1.3327	1.1860	1.2563	1.3197
2007	1.4862	1.2904	1.3705	1.4603

Source: Federal Reserve Bank of New York

The following table sets forth the high and low noon buying rate for the euro for each of the prior six months. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	U.S. Dollar per Euro
				Period
	High	Low	Average	End

Month in 2007
September	1.4219	1.3606	1.3924	1.4219
October	1.4468	1.4092	1.4237	1.4468
November	1.4862	1.4469	1.4675	1.4688
December	1.4759	1.4344	1.4559	1.4603
Month in 2008
January	1.4877	1.4574	1.4728	1.4841
February	1.5187	1.4495	1.4759	1.5187
March (through March 25, 2008)	1.5784	1.5195	1.5459	1.5595

Source: Federal Reserve Bank of New York

On March 25, 2008, the noon buying rate was $1.5595 to €1.00.

Capitalization and Indebtedness

Not Applicable.

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this Annual Report on Form 20-F, including in our consolidated financial statements and the related notes appearing at the end of this Annual Report on Form 20-F, before you decide whether to buy our ordinary shares. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any of these cases, the market price of our ordinary shares could decline, and you may lose all or part of the money you paid to buy our ordinary shares.

Risks Related to Our Financial Condition

We have a history of net losses, and we might not achieve or maintain profitability.

We have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2007, we had an accumulated deficit of €52.0 million. Our net losses were approximately €8.3 million, €5.0 million and €6.7 million in 2005, 2006 and 2007, respectively. Our historical losses have resulted primarily from investing in our research and development programs, expansion of our commercialization capabilities and from costs incurred in connection with servicing our debt. Our net interest expense for the years ended December 31, 2005, 2006 and 2007 was €7.2 million, €7.3 million and €1.5 million, respectively. We expect to continue to make significant investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure as we build our sales and marketing infrastructure. We expect to continue to incur significant and increasing expenses for at least the next year as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and establish a specialty sales and marketing organization to commercialize Zentasetm (also known as EUR-1008), if approved, in the United States. We expect that associated expenses will precede revenues generated by the increased spending, and this may cause us to seek additional financing which may, among other effects, further increase our interest expense. Even if developing and commercializing one or more of our product candidates is successful, we may not be able to achieve or maintain profitability. Whether we maintain our operating profitability and achieve profitability in the future will depend on our ability to generate revenues that exceed our expenses. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve profitability, the market value of our ordinary shares may decline and you could lose all or part of your investment.

Our revenues decreased during the two-year period beginning in 2003 primarily due to decreases in product sales, and we may experience a decrease in product sales and revenues in the future.

Our revenues were €81.2 million for the year ended December 31, 2004 compared to €95.0 million for the same period in 2003. This decrease in revenues was primarily due to a €12.5 million decrease in product sales. This decrease in product sales was primarily due to a €4.3 million decrease of sales of an important product that resulted from much lower end-market sales than expected when a customer launched the product in 2003 and a subsequent inventory readjustment. In addition, product sales of Metadate CD to UCB, Inc., or UCB, decreased because in 2004 UCB switched to in-house manufacturing without notice and stopped ordering the product from us. We subsequently commenced an action against UCB for breach of contract, as more fully described in “Business — Legal Proceedings.”

Our revenues were €72.3 million for the year ended December 31, 2005 compared to €81.2 million for the same period in 2004. This decrease in revenues was primarily due to a €6.3 million decrease in product sales of pancreatin, our largest product in terms of revenue.

This decrease in product sales of pancreatin was primarily due to an increased level of purchases by a large customer during 2004 and a subsequent reduction of inventory levels during 2005. Moreover, sales of pancreatin to certain European customers decreased approximately €2.8 million. We may experience a decrease in product sales and revenues in the future.

Risks Related to Our Lead Product Candidate — Zentasetm (EUR-1008)

Even though we have completed two Phase III clinical trials and our NDA has been accepted for review, we may never succeed in obtaining regulatory approval for Zentasetm from any regulatory agency. Without regulatory approval, we will be unable to commercialize Zentasetm and our growth prospects will be materially impaired.

To obtain regulatory approval for our lead product candidate, Zentasetm, a new porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency, or EPI, extensive clinical trials must demonstrate that our product is safe and effective for use in humans. Zentasetm is subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs.

We evaluated Zentasetm in patients suffering from EPI in two Phase III clinical trials. Our pivotal Phase III clinical trial was completed in November 2006 and evaluated Zentasetm in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated Zentasetm in patients under the age of seven.

At the FDA’s request, we completed a bioavailability study, the results of which were included in the submission of our NDA for Zentasetm. We completed the rolling submission of our NDA for Zentasetm in December 2007, and the NDA filing was accepted and granted priority review in February 2008.

Satisfaction of regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. Even though we have completed two Phase III clinical trials in respect of Zentasetm, we may never succeed in obtaining approval from the FDA, EMEA or any other applicable regulatory authority. Furthermore, since we currently intend to market directly Zentasetm in the United States and to out-license commercial rights to Zentasetm in many jurisdictions outside the United States, we must obtain regulatory approval in each of such jurisdictions, which vary in their approval procedures, requirements and review. Zentasetm may fail to receive and maintain regulatory approval for many reasons, including:

•	our failure to demonstrate to the satisfaction of the FDA, the EMEA or any other applicable regulatory authority that Zentasetm is safe and effective for a particular indication;

•	our inability to demonstrate that the benefits of Zentasetm outweigh its risks;

•	our inability to complete any testing required to obtain FDA approval in respect of Zentasetm;

•	disagreement of the FDA, the EMEA or any other applicable regulatory authorities with the manner in which we interpret the results from clinical trials;

•	failure of the FDA, the EMEA or any other applicable regulatory authorities to approve our manufacturing processes or facilities; and

•	a change in the approval policies or regulations of the FDA, the EMEA or any other applicable regulatory authority, or a change in the laws governing the approval process.

If we do not receive regulatory approval for Zentasetm in the United States, we will not be able to sell Zentasetm in the United States. We anticipate making significant expenditures to establish the organization to sell Zentasetm in advance of knowing whether Zentasetm has received FDA approval. In addition, our growth prospects will be materially impaired if we cannot sell Zentasetm.

PEPs are life saving drugs. The FDA may not remove existing PEPs from the market in April 2010 even if they have not been FDA-approved. This would increase the level of competition that Zentasetm, if approved, will face.

Existing products to treat exocrine pancreatic insufficiency have been marketed in the United States since before the passage of the Federal Food, Drug, and Cosmetic Act, or FDCA, in 1938 and, consequently, none are marketed under a NDA approved by the FDA. In 1995, the FDA issued a final rule requiring that these PEPs be marketed by prescription only, and, in April 2004, the FDA mandated that all manufacturers of EPI drug products file an NDA and receive approval for their products by April 2008 or be subject to regulatory action. In October 2007, the FDA published a notice in the Federal Register extending the deadline for obtaining marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, have submitted NDAs on or before April 28, 2009 and who continue diligent pursuit of regulatory approval.

Despite the FDA’s announcement, its position is non-binding, and the agency may not pursue regulatory action against companies that fail to meet the applicable deadline. If the FDA does not enforce its stated positions by the applicable deadline, the level of competition that Zentasetm will face, if approved, will be significantly greater than we anticipate. In addition, the FDA could change its position or suspend enforcement again.

Although we anticipate, based on the FDA’s announced position, a reduction in the number of marketed products aimed at the treatment of exocrine pancreatic insufficiency, this decline in competition may not occur. The fact that PEPs are life-saving drugs may influence the FDA’s action, particularly if it would result in two or fewer products on the market for the treatment of exocrine pancreatic insufficiency. The level of competition that Zentasetm will face, if approved, from these products in the United States will depend on whether and how many manufacturers of these products maintain them on the market after the applicable date, when and whether the FDA requests the withdrawal of unapproved products or simply addresses the manufacture, and whether manufacturers obtain approval for their NDAs by the deadline set by the FDA and, if they are unable to do so, whether the FDA takes regulatory action against these manufacturers and the nature of any such action.

If approved, Zentasetm will compete with currently marketed products for exocrine pancreatic insufficiency, to the extent such products are also approved or permitted to remain on the market. This competition could affect the market acceptance of Zentasetm or require us to lower the price of Zentasetm, which would negatively impact our margin and our ability to achieve profitability. Other companies with existing PEPs include Axcan Pharmaceuticals, or Axcan, whose coated product, i.e. a product that has been coated to protect the enzymes from degradation resulting from acids in the stomach, has been licensed from us, McNeil, a subsidiary of Johnson & Johnson, Solvay Pharmaceuticals, or Solvay, KV Pharmaceutical and IMPAX Laboratories, or Impax. In addition, we understand that Altus Pharmaceuticals Inc., Biovitrum AB and Meristem Therapeutics have product candidates in clinical development that could compete with Zentasetm, if approved. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA and provided a date suggesting a four month review. The Ultrase product has been licensed to Axcan by us, and we receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product. If approved, Ultrase would compete with Zentasetm. In August 2007 Solvay announced that it had received an approvable letter for Creon requesting additional clinical information and chemistry, manufacturing and control, or CMC, information. Ultrase and Creon would compete with Zentasetm.

Even though we have completed two Phase III clinical trials in respect of Zentasetm, and assuming we obtain regulatory approval for Zentasetm, a competitor might obtain approval for a competing product that can be marketed to a broader patient population. This would put us at a competitive disadvantage.

Our Phase III clinical trials studied Zentasetm for the treatment of EPI in pediatric and adult patients with Cystic Fibrosis. If we obtain a NDA approval based on these studies, the FDA may limit our ability to market Zentasetm in the United States to the Cystic Fibrosis patient population or limit our ability to market Zentasetm (also known as EUR-1008) under the name “Zentasetm”. There are a significant number of patients with EPI who do not have cystic fibrosis and we cannot assure you that the NDA approval that we may obtain will allow us to market Zentasetm to this broader patient population. Furthermore, although physicians can legally prescribe an approved drug for an unapproved use or patient population, if a competitor were to obtain approval to market for a competing product or were to maintain an existing competing product on the market, which could be marketed to a broader patient population, our sales may be negatively affected if Zentasetm did not obtain similar approval.

We currently have limited internal sales, marketing and distribution capabilities. If we are unable to develop our sales, marketing and distribution capabilities on our own or through an acquisition, we will not be successful in commercializing Zentasetm in the United States.

In 2007, we have expanded our internal sales, marketing and distribution capabilities. If Zentasetm is approved, we intend to commercialize it in the United States ourselves by establishing or acquiring a specialty sales and marketing organization with technical experience and supporting distribution capabilities, which will be expensive and time-consuming. We anticipate making significant expenditures to establish the organization to sell Zentasetm in advance of knowing whether Zentasetm has received FDA approval and the scope of the market opportunity. Any failure or delay in the establishment or acquisition of our specialty sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates. We also intend to seek to further augment our sales, marketing and distribution capabilities through arrangements with third parties.

We intend to begin product launch preparations for Zentasetm prior to receiving regulatory approval. In particular, our strategy includes establishing or acquiring a specialty sales and marketing organization to directly sell Zentasetm in the United States. We currently do not intend to sell Zentasetm directly outside of the United States. Therefore, if Zentasetm is approved, we must successfully commercialize this product, establish or acquire our own specialty sales, marketing and distribution capabilities in the United States and enter into arrangements with third parties to perform these services outside of the United States.

Events or factors that may inhibit or hinder our efforts include:

•	developing or acquiring our own sales force would be expensive and time-consuming and could delay any product launch;

•	failure to acquire sufficient or suitable personnel to establish, oversee, or implement an effective launch plan;

•	failure to recruit, train, oversee and retain adequate numbers of effective sales and marketing personnel;

•	failure to acquire sales personnel that can effectively obtain access to or persuade adequate numbers of physicians to prescribe our products; and

•	unforeseen costs and expenses associated with creating or acquiring and sustaining an independent sales and marketing organization.

If we or our licensees outside of the United States are unable to commercialize Zentasetm or experience significant delays in doing so, our growth prospects will be materially harmed.

We have invested significant time and financial resources in the development of Zentasetm. We currently intend to out-license commercial rights to Zentasetm outside the United States, including Europe and Asia, by the end of 2008. Our ability, or that of our licensees, to successfully develop and commercialize Zentasetm will depend on numerous factors, including:

•	our ability to find a commercial partner with the appropriate resources to efficiently commercialize the product and enter into an agreement on commercially reasonable or commercially viable terms and conditions;

•	our ability to coordinate global regulatory approval for the product in a consistent and effective manner;

•	successfully completing any trials and tests required by applicable regulatory authorities;

•	receiving marketing approvals from applicable regulatory authorities;

•	continued operation of our manufacturing facilities, and our raw material suppliers, in compliance with current good manufacturing practice regulations, or cGMP;

•	establishing favorable pricing from regulatory authorities outside of the United States; and

•	obtaining commercial acceptance of Zentasetm, if approved, from the medical community and third-party payors.

Any of the foregoing factors would cause us or our licensees to be unable to commercialize Zentasetm in the timeframe anticipated or at all. Any such delay or failure would cause our product revenues to suffer.

Risks Related to Our Business

We depend on the success of our existing products. If we are unable to maintain our existing arrangements with our licensees or fail to establish new licensing arrangements, our business and growth prospects will suffer.

Product sales of our top ten products accounted for approximately 68%, 66% and 65% of our total revenue in 2005, 2006 and 2007, respectively. We depend on our arrangements with licensees and marketing collaborators to sell our products. If our licensees or marketing collaborators discontinue sales of our products, seek alternative or additional suppliers for the same or similar products or fail to satisfy their obligations under their agreements with us, or we are unable to establish new licensee and marketing relationships, our growth prospects would be materially harmed. For example, in 2006, a large customer for one of our cardiovascular products brought in a second supplier of the product, reducing their purchases from us by approximately €2.0 million. In addition, if our licensees and marketing collaborators do not manage their inventory levels successfully, it could negatively impact our business and increase the volatility of our operating results. For example, in 2004, one of our major customers built inventory levels of a product we supply to them; accordingly, their purchases in 2005 were substantially less than anticipated.

In addition, we may develop a proprietary product that competes directly with products that we currently supply to our existing licensees. This may have an adverse effect on our relationship with our licensees. For example, we expect Zentasetm to compete directly with existing PEPs that we supply to Axcan and Impax in the United States. Alternatively, a licensee could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our arrangement that could affect such licensee’s ability to perform its obligations under their agreement with us. The loss of licensees could materially adversely affect our business and financial condition.

Disputes may arise involving the contractual obligations of our customers, licensees or marketing collaborators to purchase our products or pay royalties on the sale of our products, and such disputes, if not resolved in our favor, could result in decreased revenues and material harm to our business.

Disputes may arise between us and a customer, licensee or marketing collaborator and may involve the issue of the obligation of the customer, licensee or marketing collaborator to continue to purchase our products and pay royalties on the sale of our products. Such a dispute could result in expensive arbitration or litigation, which may not be resolved in our favor. For example, between 1996 and 1999, we entered into a series of agreements with Medeva PLC, subsequently known as Celltech Group Ltd. and now known as UCB, Inc., and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. Pursuant to those agreements, we developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. We also agreed to allow Medeva Pharmaceuticals, Inc., now known as UCB Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB’s agreement to pay us royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product from us and paying royalties. As a result, we commenced an action against UCB and its affiliates in the United States District Court, Western District of New York, claiming, among other things, breach of contract, tortious interference with contract and misappropriation of trade secrets in relation to our development and manufacture of the sustained release formulation of MPH. We are seeking to enforce our rights under the applicable agreements, including the 1999 development, license and supply agreement, and to obtain both monetary and equitable relief. UCB subsequently filed a counterclaim against us claiming, among other things, breach of contract, breach of warranties, fraud and negligent representation. UCB seeks to deny our rights under the agreements, and seeks both monetary and equitable relief. We have filed a reply to the counterclaim and continue to vigorously defend the allegations therein. Our business is dependant upon the success of products such as this sustained release formulation of MPH and the fulfillment of contractual obligations by the parties such as UCB. If

UCB is successful in its counterclaim against us, our business and financial condition could be materially adversely affected.

Any difficulties with, or interruptions of, our manufacturing could delay our output of products and harm our relationships with our collaborators. If we are unable to continue to manufacture our existing products, our results of operations and future prospects will suffer.

Any difficulties with or interruptions of our manufacturing could delay our output of products and harm our relationships with our collaborators. We manufacture most of our products at our facilities in Milan, Italy and Dayton, Ohio. Due to regulatory and technical requirements, we have limited ability to shift production among our facilities or to outsource any part of our manufacturing to third parties. Damage to any of our manufacturing facilities caused by human error, physical or electronic security breaches, power loss or other failures or circumstances beyond our control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble or shortage, or inability to obtain material, equipment or transportation, could interrupt or delay our manufacturing or other operations. Furthermore, all of our employees in Europe, except our Chief Executive Officer, are subject to collective bargaining agreements, and national labor disputes could result in a work stoppage or strike by employees that could delay or interrupt our output of products. Due to the nature of these collective bargaining agreements, we have no control over such work stoppages or strikes by our employees in Europe, and a strike may occur even if our employees do not have any grievances against us. Any interruption in manufacturing, whether due to limitations in manufacturing capacity or arising from factors outside our control, could result in delays in meeting contractual obligations and could have a material adverse effect on our relationships with our collaborators and on our revenues.

The FDA, the EMEA and other applicable authorities periodically inspect our facilities to ensure compliance with various regulations, including those relating to current good manufacturing practice, or cGMP. In addition, the U.S. Drug Enforcement Agency, or DEA, applicable E.U. authorities and other applicable regulatory authorities must approve our facilities and processes for handling controlled substances. Those agencies may monitor our use of controlled substances and we may be subject to inspections evaluating our compliance with the use and handling of controlled substances. Our failure to comply with such requirements and standards of these agencies could result in the suspension of our manufacturing or closure of our facilities, which could have a material adverse effect on our business.

Development of pharmaceutical products is expensive, time-consuming and subject to uncertainties, and we may not realize a return on our investment in product development for a significant period of time, if at all.

Developing pharmaceutical products is expensive, and there is typically a significant amount of time prior to realizing a return on an investment in product development, if a return is realized at all. In 2005, 2006 and 2007, our research and development expenses were €14.5 million, or approximately 20% of our revenues, €16.3 million, or approximately 20% of our revenues, and €17.1 million, or approximately 20% of our revenues, respectively.

To obtain regulatory approval for the sale of any product candidates, extensive trials must demonstrate that our products are safe and effective for use in humans. Clinical trials are included in our research and development expenses and may take years to complete. We cannot be sure that we or our collaboration partners will complete clinical testing within the time we anticipate or that we or they will be able to do so without requiring significant resources or expertise in excess of what we anticipate. Completion of clinical trials depends on various factors, including the indication and size of the patient population and its proximity to clinical sites, the nature of the clinical protocol, the eligibility of the criteria for trial, competition for trial patients, availability of sufficient quantities of a product candidate, the assistance of third parties, regulatory compliance and adequate financial resources.

Our future plans include significant investments in research and development, including clinical trials, and related product opportunities. We believe that we must continue to dedicate a significant amount of financial and operational resources to our research and development efforts to grow our business and maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may perform in an unsatisfactory manner, such as by failing to meet established deadlines for the completion of such trials.

We rely on third parties such as contract research organizations, or CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. For example, we used CROs to monitor, supervise and compile data on our two Phase III clinical trials for Zentasetm. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP, and the investigational plan and protocols contained in the relevant regulatory application, such as the investigational new drug application. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or prevented.

There is a high risk that our product candidates will not have successful clinical trial results and will not advance to the regulatory approval stage.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, the EMEA, or other applicable regulatory authorities, in well designed and properly conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure or delay of one or more of our or our collaborators’ clinical trials may occur at any stage of testing. Historically, favorable results from preclinical studies and early clinical trials have often not been confirmed in later clinical trials. Many companies in the pharmaceutical industry have experienced significant setbacks in advanced clinical trials or during the regulatory approval process, despite promising results. The effects of our product candidates may be different than expected or may include undesirable side effects that delay, extend or preclude regulatory approval or limit their commercial use if approved.

A number of events or factors, including any of the following, could delay the completion of our and our collaborators’ ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate, including our lead product candidate, Zentasetm:

•	conditions imposed on us or our collaborators by the FDA, the EMEA or other applicable regulatory authorities, regarding the scope or design of our clinical trials;

•	the results of clinical trials may not meet the level of statistical significance required for approval by the FDA, the EMEA or other applicable regulatory authorities;

•	the FDA, the EMEA or other applicable regulatory authorities may require additional or expanded trials;

•	delays in obtaining, or the inability to obtain or maintain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

•	difficulties in manufacturing the product;

•	difficulties enrolling subjects and high drop-out rates of subjects in our or our collaborators’ clinical trials;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

•	serious or unexpected drug-related side effects experienced by subjects in clinical trials; or

•	failure of our third-party contractors or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

Our clinical trials may not begin as planned, may need to be redesigned, and may not be completed on schedule, if at all. Delays in our clinical trials may result in increased development costs for our product candidates, which would cause the market price of our shares to decline and limit our ability to obtain additional financing. In addition, if one or more of our clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced.

Even if we complete our clinical trials, we may never succeed in obtaining regulatory approval for any of our product candidates. Without regulatory approval, we will be unable to commercialize our product candidates, and our growth prospects will be materially impaired.

All of our product candidates must successfully complete development and gain regulatory approval before we or our collaborators can market them. Of the large number of products in development, only a small percentage result in the submission of a new drug application, or NDA, to the FDA or EMEA, and even fewer are approved for commercialization.

If the safety and efficacy of our product candidates is not demonstrated, the required regulatory approvals to commercialize these product candidates will not be obtained. Any product candidate that we or our collaborators seek to commercialize is subject to extensive regulation by the FDA, EMEA and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. In the United States and in many other jurisdictions, rigorous preclinical studies and clinical trials and an extensive regulatory review process must be successfully completed before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.

The time required to obtain approval by the FDA, the EMEA or other applicable regulatory authorities is unpredictable but typically it takes many years following the commencement of clinical trials, depending upon numerous factors, including the complexity of the product candidate. Our product candidates may fail to receive regulatory approval for many reasons, including:

•	the failure to demonstrate to the satisfaction of the FDA, the EMEA or other applicable regulatory authorities that a product candidate is safe and effective for a particular indication;

•	the inability to demonstrate that a product candidate’s benefits outweigh its risks;

•	the inability to demonstrate that the product candidate presents an advantage over existing products;

•	disagreement of the FDA, the EMEA or other applicable regulatory authorities with the manner in which the results from preclinical studies or clinical trials are interpreted;

•	failure of the FDA, the EMEA or other applicable regulatory authorities to approve the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	a change in the approval policies or regulations of the FDA, the EMEA or other applicable regulatory authorities, or a change in the laws governing the approval process.

The FDA, or the EMEA or other applicable regulatory authorities, might decide that our findings are insufficient for approval and thus might require additional clinical trials or other studies. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them. Furthermore, since we intend for our products to be commercialized in many jurisdictions, regulatory approval in each such jurisdiction must be obtained. The approval procedures vary among countries and can involve additional and costly preclinical studies and clinical testing and review. The time required to obtain approval in various jurisdictions may differ from that required to obtain FDA or EMEA approval, and approval by one regulatory authority, such as the FDA or EMEA, does not ensure approval by regulatory authorities elsewhere. The failure to obtain these approvals could harm our business and result in decreased revenues from lost sales, milestone payments or royalties in our co-development agreements.

Regulatory approval of a product candidate is limited to specific uses identified in the approval. Certain material changes to an approved product, such as manufacturing changes or additional label claims, are subject to further regulatory review and approval. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval, and any governmental approval can be withdrawn. Any problems with an approved drug or any violation of regulations could result in restrictions on the drug, including withdrawal from the market. In particular, drug manufacturers are subject to strict requirements governing their manufacturing practices and regular inspections to assess compliance with these and other requirements. Failure to comply with governmental requirements could lead to sanctions.

Regulatory approval of a product candidate in any jurisdiction is unpredictable. Despite guidance from the FDA, EMEA or other applicable regulatory agencies, there is no guarantee of obtaining approval. In addition, standards enunciated by regulatory agencies are constantly subject to change as a result of factors outside of our control. For example, we have designed our lead product candidate, Zentasetm, to meet the FDA’s 2006 ’Guidance for Industry’ (as revised in October 2007); however, such guidance is nonbinding and the FDA could change its guidance again before we seek or obtain regulatory approval.

Our growth prospects will be materially impaired as a result of any delay in, or failure to receive, required regulatory approval for some or all our product candidates.

Failure to obtain regulatory approval for our products in our markets and to retain approvals already granted will prevent us from marketing or licensing our products in these markets.

Sales of our products outside the United States and any of our product candidates that are commercialized are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our products and product candidates in markets outside the United States will be subject to regulatory clearances in those jurisdictions. Approval and other regulatory requirements vary by jurisdiction and may differ from the U.S. requirements. We may be required to perform additional preclinical or clinical studies even if FDA approval has been obtained. Many countries also impose product standards, packaging and labeling requirements and import restrictions on our products. The approval by government authorities outside of the United States is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

In addition, changes in regulatory requirements can affect the commercial success of our existing products. For example, we are currently the exclusive supplier of coated PEPs to Axcan and Impax in the United States. In 2007, revenues from these products in the United States accounted for 19% of our revenues. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. In addition, the FDA has indicated that it will continue to exercise enforcement discretion with respect to unapproved pancreatic enzyme drug products until April 2010, if the manufacturers have INDs on active status on or before April 2008, and have submitted NDAs on or before April 2009. We are unable to predict whether Axcan or Impax will file and/or receive approval of a NDA for their products by the April 2008 deadline set by the FDA. We understand that Impax has not performed any clinical work in respect of the PEP we supply to them; accordingly, we do not expect that they will file a NDA for approval of the PEP we supply them prior to the April 2008 deadline, if at all. Axcan has filed a NDA with the FDA in respect of the PEP we supply to them and, if such product is approved for sale in the United States, we would supply such product to them. If Axcan and Impax are unable to meet the FDA’s requirements by the applicable deadline, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to these companies in the United States. See “— Risks Related To Our Lead Product Candidate — Zentasetm — PEPs are life saving drugs. The FDA may not remove existing PEPs from the market in April 2008 even if they have not been FDA approved. This would increase the level of competition that Zentasetm, if approved, will face.”

Even if our product candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if our product candidates are approved for commercialization, or our products do not require approval for commercialization, they may not become commercially viable products. For example, even if we or our collaborators receive regulatory approval to market a commercial product, any such approval may be subject to limitations on the indicated uses for which we or our collaborators may market the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market and not result in product sales. A product or product candidate may not result in commercial success for various reasons, including:

•	difficulty in large-scale manufacturing;

•	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•	insufficient or unfavorable levels of reimbursement from government or third-party payors;

•	infringement on proprietary rights of others for which we have not received licenses;

•	incompatibility with other drugs;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	lack of cost-effectiveness; or

•	timing of market introduction of competitive products.

If we are unable to develop commercially viable products, our business, results of operations and financial condition will be adversely affected.

Our existing products and our product candidates, if they receive regulatory approval for marketing, remain subject to ongoing regulatory requirements and, if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

After receipt of initial regulatory approval, each of our products remains subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record-keeping. Furthermore, if we receive regulatory approval to market a particular product candidate, the product will also remain subject to the same extensive regulatory requirements. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses and render the approved product candidate not commercially viable. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of such approved product or its withdrawal from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we or our collaborators fail to comply with the regulatory requirements of the FDA, the EMEA and other applicable regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters and untitled letters;

•	civil penalties and criminal prosecutions and penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or of supplements to approved applications.

If we or our collaborators are slow or unable to adapt to changes in existing regulatory requirements or the promulgation of new regulatory requirements or policies, we or our collaborators or licensees may lose marketing approval for our products, resulting in decreased revenue from milestone payments, product sales or royalties.

If we fail to comply with the laws governing the marketing and sale of our products, regulatory agencies may take action against us, which could significantly harm our business.

As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In particular, there are many federal, state and local laws that we need to comply with now that we are engaged in the marketing, promoting, distribution and sale of pharmaceutical products. The FDA extensively regulates, among other things, promotions and advertising of prescription drugs. In addition, the marketing and sale of prescription drugs must comply with the Federal fraud and abuse laws, which are enforced by the Office of the Inspector General of the Division, or OIG, of the Department of Health and Human Services. These laws make it illegal for anyone to give or receive anything of value in exchange for a referral for a product or service that is paid for, in whole or in part, by any federal health program. The federal government can pursue fines and penalties under the Federal False Claims Act which makes it illegal to file, or induce or assist another person in filing, a fraudulent claim for payment to any governmental agency.

Because, as part of our commercialization efforts, we provide physicians with samples we must comply with the Prescription Drug Marketing Act, or PDMA, which governs the distribution of prescription drug samples to healthcare practitioners. Among other things, the PDMA prohibits the sale, purchase or trade of prescription drug samples. It also sets out record keeping and other requirements for distributing samples to licensed healthcare providers.

In addition, we must comply with the body of laws comprised of the Medicaid Rebate Program, the Veterans’ Health Care Act of 1992 and the Deficit Reduction Act of 2005. This body of law governs product pricing for government reimbursement and sets forth detailed formulas for how we must calculate and report the pricing of our products so as to ensure that the federally funded programs will get the best price.

Moreover, many states have enacted laws dealing with fraud and abuse, false claims, the distribution of prescription drug samples and gifts and the calculation of best price. These laws typically mirror the federal laws but in some cases, the state laws are more stringent than the federal laws and often differ from state to state, making compliance more difficult. We expect more states to enact similar laws, thus increasing the number and complexity of requirements with which we would need to comply.

Compliance with this body of laws is complicated, time consuming and expensive. We are a relatively small company that only recently began selling pharmaceutical products. As such, we have very limited experience in developing and managing, and training our employees regarding, a comprehensive healthcare compliance program. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Failure to comply with all potentially applicable laws and regulations could lead to penalties such as the imposition of significant fines, debarment from participating in drug development and marketing and the exclusion from government-funded healthcare programs. The imposition of one or more of these penalties could adversely affect our revenues and our ability to conduct our business as planned.

In addition, the Federal False Claims Act, which allows any person to bring suit alleging the false or fraudulent submission of claims for payment under federal programs and other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like us may have to defend a false claim action. We could also become subject to similar false claims litigation under state statutes. If we are unsuccessful in defending any such action, such action may have a material adverse effect on our business, financial condition and results of operations.

Rapid technological change could make our products, product candidates or technologies obsolete.

Pharmaceutical technologies and products are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and drug formulation technologies uncompetitive or obsolete. The products and technologies of our competitors may be more effective than the products, product candidates and drug formulation technologies developed by us. As a result, our products and product candidates may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized product. We are aware of other pharmaceutical companies that are developing competing technologies, which could render our lead product candidate, Zentasetm, obsolete. For example, other pharmaceutical companies, including Altus, Biovitrum and Meristem, have been developing microbial or synthetic enzyme products for the treatment of EPI. Altus announced in a November 2006 press release that it planned to initiate a Phase III clinical trial for its PEP in the second quarter of 2007. Biovitrum announced in its full year report for 2006 that its PEP was in Phase II. Meristem announced on its website that the Phase I safety study and two Phase II studies for its PEP were complete and that the product was currently undergoing formulation optimization testing. If successful, such competing products could limit the potential success of Zentasetm, and our growth prospects will be materially impaired.

We depend on our senior management and other key personnel to manage the growth of our business, and if we fail to attract and retain additional key personnel, we may not be able to expand our business or manage our growth effectively.

Our success depends significantly upon the continued service and performance of our senior management and other key personnel. High demand exists for senior management and other key personnel in the pharmaceutical industry. The loss of any of these people may negatively impact our ability to manage our company effectively and to carry out our business plan. In particular, we rely on the contributions of our senior management team, which consists of Gearóid Faherty, our Chief Executive Officer, Mario Crovetto, our Chief Financial Officer, John Fraher, our Chief Commercial Officer, and Manya S. Deehr, our Chief Legal Officer and Secretary, and their continued service is critical to our success. Our senior management team is responsible for the development and implementation of our business strategy. The loss of service of any member of our senior management team could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates. Of the five members of our senior management team, only Mr. Faherty has an employment agreement. Notwithstanding his employment agreement, Mr. Faherty may resign at any time.

As we advance our product candidates through clinical trials to commercialization, we will need to expand our marketing and sales capabilities. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

In addition, our growth and success depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial and finance personnel. Intense competition exists among other companies and research and academic institutions for qualified personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products.

The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects.

We frequently enter into co-development agreements to create relationships for the purpose of exploring development opportunities with collaboration partners. In 2007, we entered into six co-development agreements with various collaborators and we continue to negotiate additional co-development agreements. In general, our co-development agreements involve feasibility studies and early-stage development activities whereby we receive an hourly service fee for research and development and, in some instances, may receive additional milestone payments based on the achievement of certain development goals within specified timeframes. Accordingly, our receipt of revenue in a given period during the development phase is dictated in part by the speed at which development goals are met and the time and resources that a collaboration partner wishes to dedicate to development in such period. In some instances, we and our collaboration partner decide to negotiate and include provisions in a co-development agreement that will govern our relationship from development through commercialization. In other instances, we and our collaboration partner elect to define our relationship for the development phases and, if development is promising, may elect to enter into a subsequent agreement that further defines our relationship for subsequent periods of a product’s or product candidate’s life. The likelihood of completing development or progressing past development is highly uncertain notwithstanding the inclusion of provisions that govern the relationship through commercialization. Thus, the existence of such provisions, which could provide for the payment of royalties and sales milestones based on the success of the product, is not indicative of the likelihood that we will receive such payments, and, in fact, we have not yet received any such revenues from any of the six co-development agreements entered into in 2007. We believe we are not substantially dependent on any of our co-development agreements individually; however, the maintenance of such relationships is important to our growth prospects because of the potential that a co-development relationship could evolve into a licensing and supply relationship that could generate significant revenue from licensing fees, product sales, sales milestone payments and/or royalties.

Our obligations under our co-development agreements can include performance of development activities, such as feasibility studies, formulation optimization, stability testing and scale-up of the manufacturing process, supply of the product to the collaborator for clinical testing, assistance in the preparation of regulatory filings by our collaborator and supply of the product for sale by our collaborator. If we fail to meet certain of these obligations, we may lose our rights to certain development fees and future royalty and milestone payments, and our collaboration partners may have the right to terminate the agreement. In addition, many of our agreements allow for the collaboration partner to terminate the agreement with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. We have completed work under some of these agreements without developing a commercial product and, based on past experience, it is likely that a number of these agreements will not progress to the stage where the product is actually commercialized. In addition, even if our collaborators choose not to terminate an agreement, the risk still remains that the collaborator could decide not to launch a particular product. The loss of a collaboration partner as a result of either our failure to meet our obligations or early termination by the collaboration partner could affect our results of operations and future growth prospects.

Furthermore, our success is in part based upon a reputation that we are an attractive collaborator for leading pharmaceutical companies seeking to enhance existing products or to develop new products. For example, two of our co-development products, EUR-1048 and EUR-1000, are being developed in collaboration with GlaxoSmithKline, or GSK (acquired Reliant Pharmaceuticals in December 2007), and Amrix is being commercialized in collaboration with Cephalon, Inc. (acquired Amrix from ECR Pharmaceuticals in August 2007). If we fail to meet our obligations under these and other existing co-development agreements, we may diminish our reputation and decrease our potential future co-development opportunities.

If we are not successful in establishing and maintaining additional co-development relationships, our growth prospects will be materially harmed.

An element of our business strategy is to establish co-development relationships with third parties to co-develop particular products or to accelerate the development of some of our early-stage product candidates. The process of establishing new co-development relationships is difficult, time-consuming and involves significant uncertainty. We face, and will continue to face, significant competition in seeking appropriate collaboration partners. Moreover, if we do establish co-development relationships, our collaborators may fail to fulfill their responsibilities or may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. In many cases, our collaborators may terminate their relationships with us with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. If we are unable to establish and maintain co-development arrangements on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, seek regulatory approval or undertake commercialization activities at our own expense or find alternative sources of funding, and our growth prospects will be materially harmed.

We rely on our collaboration partners and licensees to successfully commercialize products using our technologies, and we cannot control the actions of such collaborators and licensees. If we, our collaboration partners or licensees are unable to commercialize our co-development product candidates or if we, our collaboration partners or licensees experience significant delays in such commercialization, our growth prospects will be materially harmed.

Our arrangements with collaboration partners and licensees are critical to our success in bringing certain of our products and product candidates to market. In particular, we have invested and expect to continue investing significant time and financial resources in the development of our co-development products. We depend on our collaboration partners to conduct preclinical studies and clinical trials, as may be necessary, and to provide funding for our development of these product candidates. Furthermore, in most instances we rely on collaborators to commercialize our co-development products. If we or a significant number of our collaborators are unable to commercialize our co-development products or experience significant delays in such commercialization, our growth prospects will be materially harmed. The successful commercialization of a product or product candidate will depend on numerous events or factors, including:

•	successfully completing preclinical studies and clinical trials and any additional trials and tests required by the FDA, the EMEA or other applicable regulatory authorities;

•	receiving marketing approvals, to the extent required, from the FDA, the EMEA or other applicable regulatory authorities; and

•	obtaining commercial acceptance, if approved, from the medical community and third-party payors.

We cannot control our collaborators’ or licensees’ performance or the resources they devote to our projects, and some of our collaborators can terminate their agreements with us for no reason and on limited notice. If a collaborator fails to perform as expected, we may have to use funds, personnel, laboratories and other resources that we have not budgeted for, or we may not be able to continue the particular project affected.

We generally expect a number of the new co-development agreements we enter into to terminate without significant development activity. A collaboration partner may choose to use its own or one of our competitors’ technologies to develop a way to reformulate its drug and thus withdraw its support of our product candidate. Alternatively, we may develop a proprietary product candidate that competes directly with products that we currently manufacture for a collaboration partner. In addition, a collaboration partner could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our collaboration that could jeopardize the co-development project. The loss of collaborators or projects could materially adversely affect our business, growth prospects and financial condition.

In addition, we currently manufacture for commercial distribution a number of drugs that are the subject of NDAs that have been approved or other applicable regulatory approval held by our collaborators and licensees. We also manufacture products for distribution and sales by our collaborators and licensees that we believe are exempt from the requirements for FDA approval, generally because the FDA has determined that the product does not need such approval. We also use third-party suppliers to provide bulk active drugs used in our products. Because our customers and suppliers are also subject to FDA regulation, our continued development and manufacturing of these products depends not only on our own compliance with FDA requirements but also on the compliance of customers and suppliers over whom we have no control.

Acquisitions are part of our growth strategy, and we may fail to execute this aspect of our strategy or to successfully integrate any acquired business.

As part of our growth strategy, we evaluate and pursue acquisitions of other businesses, technologies or products. We may not identify appropriate acquisition candidates or successfully consummate any of these acquisitions. To consummate any acquisition, we may need to incur additional debt or issue additional equity securities that dilute your interest. Depending on market conditions, we may not be able to obtain necessary financing for any acquisitions on terms acceptable to us, or at all. In addition, we may be required to pay external costs such as legal advisory, market research consultancy and due diligence fees related to our pursuit and evaluation of potential acquisitions, even if the acquisitions are never consummated. For example, in 2005 we recorded a one-time charge of €973,000 for such external costs related to two potential acquisitions that were not consummated.

Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. Accounting for acquisitions can require impairment losses or restructuring charges, large write-offs of in-process research and development expenses and ongoing amortization expenses related to other intangible assets. In addition, integrating acquisitions can be difficult, and could disrupt our business and divert management resources. If we are unable to manage the integration of any acquisitions successfully, our ability to develop new products and continue to expand our product pipeline may be impaired.

We depend on a few key suppliers.

The FDA, EMEA and other applicable regulatory agencies each require us to identify to them any supplier of materials used in our products. We currently rely on a sole source for two of the coating materials, Ethocel and Shellac, used in our Diffucaps and Microcaps technologies. We have no contractual agreements with either of these sole source suppliers. In the event that we are unable to obtain these materials from our current suppliers on acceptable terms, and are required to replace these products with alternatives, if such exist, the FDA or the EMEA may require additional testing before they permit us to use the new supplier. It would typically take one year to identify and approve a new supplier. The loss of one of our current suppliers or any significant decrease or interruption in supply could interrupt the manufacture of our products. Furthermore, the FDA or the EMEA could extend these delays in situations where it requires approval of an alternative supplier. The loss of one of these sole suppliers could have a material adverse effect on our business.

We are exposed to political, economic and other risks that arise from operating a multinational business.

We have operations in several different countries. For the years ended December 31, 2005, 2006 and 2007, approximately 65%, 60% and 60% of our revenues, respectively, were derived from sources outside the United States. We are therefore exposed to risks inherent in international operations. These risks include, but are not limited to:

•	changes in general economic, social and political conditions;

•	adverse tax consequences;

•	the difficulty of enforcing agreements and collecting receivables through certain legal systems;

•	inadequate protection of intellectual property;

•	required compliance with a variety of laws and regulations of jurisdictions outside of the United States, including labor and tax laws;

•	customers outside of the United States may have longer payment cycles;

•	changes in laws and regulations of jurisdictions outside of the United States; and

•	terrorist acts and natural disasters.

Our business success depends in part on our ability to anticipate and effectively manage these and other regulatory, economic, social and political risks inherent in multinational business. We cannot assure you that we will be able to effectively manage these risks or that they will not have a material adverse effect on our multinational business or on our business as a whole.

Currency exchange rate fluctuations may have a negative effect on our financial condition.

We are exposed to fluctuations in currency from purchases of goods, services and equipment and investments in other countries and funding denominated in the currencies of other countries. In particular, we are exposed to the fluctuations in the exchange rate between the U.S. dollar and the euro. Currently, in excess of 50% of our revenues is denominated in euros, while the remainder is denominated in U.S. dollars. We anticipate that the majority of revenue from commercialization of our products and product candidates will be in U.S. dollars and euros. Fluctuations in currency exchange rates may affect our results of operations and the value of our assets and revenues, and increase our liabilities and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For example, in 2007, we experienced a negative foreign exchange effect on revenues of approximately 4%. Changes in currency exchange rates may affect the relative prices at which we and our competitors sell products in the same market. Changes in the value of the relevant currencies also may affect the cost of goods, services and equipment required in our operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk.”

In addition, due to the constantly changing currency exposures and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on our future results and, because we do not currently hedge fully against all currency risks and fluctuations between the U.S. dollar and the euro, such fluctuations may result in currency exchange rate losses. Fluctuations in exchange rates could result in our realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into commercial agreements. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.

Our competitors may develop products that are less expensive, safer or more effective than, and may diminish or prevent the commercial success of, any product candidates that we may bring to market. In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products.

We face intense competition from pharmaceutical and biotechnology companies, including other drug formulation companies, contract research organizations, academic institutions and government agencies. Some of these competitors are also our collaboration partners.

Our competitors may be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our product; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with Zentasetm, EUR-1025, Amrix, co-development products, such as EUR-1047 or EUR-1000, or other products that we have developed or may in the future develop. For example, in 2007 Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates. Competing technologies include the multiple-particle systems of Andrx, a subsidiary of Watson, Biovail and Elan; the controlled-release tablet technologies of ALZA, a division of Johnson and Johnson, Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Abbott. The products derived from these technologies may be safer or more efficacious than our products and product candidates.

Potential products being tested in the United States and Europe of which we are not currently aware may also compete with product candidates using our drug formulation systems. Our collaboration partners could choose a competing drug formulation system to use with their drugs instead of ours. In addition, our collaboration partners themselves face competition with other major pharmaceutical companies on products using our drug formulation technologies, which could adversely impact the potential for our technologies and co-development products, as well as our royalty revenues and business and financial condition.

Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we have. Many of them also have more experience than we do in preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals. In addition, their success in obtaining patents may make it difficult or impossible for us to compete with them.

Major technological changes can happen quickly in the drug formulation and pharmaceutical industries. Our competitors’ development of technologically improved or different products may make our technologies and product candidates obsolete or noncompetitive.

In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products. Some of these products may target the same diseases and conditions that are the focus of our drug development programs. For example, in December 2007, Axcan, whose coated PEP product has been licensed from us, the FDA accepted and granted priority review for Axcan’s Ultrase NDA and provided a date suggesting a four month review. If approved, Ultrase would compete with Zentasetm.

Our revenue is currently dependent upon a small number of customers, the loss of any one of which could have a material adverse impact on our business, financial condition and results of operations.

Our revenue is currently dependent upon a small number of customers. Our top two customers together accounted for 25%, 24% and 27% of revenues in 2005, 2006 and 2007, respectively, and 24%, 13% and 11% of the accounts receivable balance as of December 31, 2005, 2006 and 2007, respectively. Our largest customer, Axcan, accounted for 17%, 18% and 17% of revenues in 2005, 2006 and 2007, respectively, and 18%, 12% and 8% of the accounts receivable balance as of December 31, 2005, 2006 and 2007, respectively. Our second largest customer in 2005, 2006 and 2007 was Merckle, Eisai and GSK, respectively, and each accounted for 7%, 6% and 7% of our revenues, respectively. The loss of either of our top two customers could have a material adverse effect on our business, financial condition and results of operations. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the United States. The FDA has indicated that it will require the removal from the U.S. market by April 2010 of PEPs that do not have approved NDAs under its recently published guidance. We are unable to predict whether Axcan will file and/or receive approval of a NDA for its product by the April 2010 deadline set by the FDA. If Axcan is unable to meet the FDA’s requirements by April 2010, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to this customer in the United States.

Approximately 75% of employees are represented by collective bargaining or other labor agreements or arrangements, and we could face labor disruptions that would interfere with our operations.

Approximately 75% of our employees are represented by collective bargaining or other labor agreements or arrangements that provide greater bargaining or other rights to employees than do the laws of the United States. Such employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or carrying out staff reductions. In addition, many of our employees are located in Italy and France, where national strikes occur, and our employees may strike even if they do not have a grievance against us. While we believe that our relations with our employees are satisfactory, worker disruption on a local or national level or a significant dispute with our employees could have a material adverse effect on our business, financial position, results of operations and cash flows.

Risks Related to Intellectual Property

Patent protection for our products is important and uncertain.

Our success will depend, in part, on our ability and the ability of our licensees and collaboration partners to obtain patent protection for our technologies and product candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our technology portfolio. Currently, our patent portfolio consists of over 300 issued patents and over 100 pending applications, and it includes patents which protect our Diffucaps®, Microcaps®, AdvaTab®, Biorise® bioavailability enhancement, and polymer conjugation technologies. In addition, we believe features of EUR-1025 and our co-development products and product candidates are specifically covered by certain patents or patent applications in our portfolio.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents and the issued patents of our licensees or collaboration partners may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and various European countries. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Additionally, the nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

Although we have sought patent protection for our lead product candidate, Zentasetm, we may not ultimately receive any issued patents or related patent rights.

We have filed three patent applications in the United States as well as an international application under the Patent Cooperation Treaty (PCT) and national patent applications in Argentina, Chile and Taiwan with claims related to our lead product candidate, Zentasetm. The PCT will provide priority for any foreign applications that we may file for these inventions. The applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We also maintain as trade secrets or know-how certain of the technology used in developing or manufacturing Zentasetm.

However, we may not ultimately receive any issued patents or related patent rights, and even if we do, such patent protection may not prevent our competitors from developing similar products using different processes that are not covered by such a patent or patents. The disclosure to, or independent development by, a competitor of certain trade secrets or know-how could materially adversely affect any competitive advantage we may have over any such competitor.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position. For example, while we have filed for patent protection for commercial aspects of Zentasetm in the United States and abroad, we also currently maintain as trade secrets or know-how certain of the technology used in developing or manufacturing Zentasetm. We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our collaboration partners, licensees, employees and consultants. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.

The manufacture, use, offer for sale, sale or importation of our product candidates might infringe on the claims of third-party patents. A party might file an infringement action against us. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of a patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our product candidates in the event of an infringement action. At present, we are not aware of pending or threatened patent infringement actions against us.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly. At present, we have not received any written demands from third parties that we take a license under their patents.

In addition, a number of our contracts with our collaboration partners contain indemnity provisions that purport to indemnify us against any losses that arise from third-party claims that are brought in connection with the use of our products. Similarly, a number of our contracts with our licensors also contain indemnity provisions. In some instances, such provisions may not provide sufficient protection from such claims, if at all.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we have been and may in the future become a party to other patent litigation or proceedings, including interference or re-examination proceedings filed with the United States Patent and Trademark Office or opposition proceedings in the European Patent Office regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships.

The following issued European patents are currently subject to opposition procedures before the European Patent Office.

•	EP 1058538 for Fast Disintegrating Tablets.

•	EP 0914818 for Intraorally Rapidly Disintegrable Tablet.

•	EP 01335706 for Process for the Production of Microspheres of Pancreatic Enzymes with High Stability.

Post-issuance oppositions are not uncommon and we or our collaborator are defending these opposition procedures as a matter of course. We believe our freedom to operate or our ability to commercialize any products will not be adversely affected if we or our collaborator are unsuccessful in any of the opposition procedures.

Risks Related to Our Industry

We must comply with the laws, regulations and rules of many jurisdictions relating to the healthcare business, and if we are unable to fully comply with such laws, regulations and other rules, we could face substantial penalties.

We are or will be, directly or indirectly through our customers, subject to extensive regulation by the various jurisdictions in which we may conduct our business, including the United States and the European Union. The laws that directly or indirectly affect our ability to operate our business include the following:

•	the anti-kickback laws that prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid in the United States;

•	other healthcare laws, including Medicare laws in the U.S., regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•	laws and regulations, including the U.S. False Claims Act, which impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

•	laws and regulations, including the U.S. False Statements Act, which prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; and

•	state law equivalents and comparable laws in countries outside of the United States, including laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations.

If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of such laws, regulations, rules or policies changes, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and curtailment or restructuring of our operations. Similarly, if our customers are found noncompliant with applicable laws, they may be subject to sanctions, which could negatively impact us. Any penalties, damages, fines, curtailment or restructuring of our operations would harm our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many such laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions may be open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management resources from the operation of our business and damage our reputation.

Government authorities in many of our target markets have, from time to time, proposed legislation that would permit re-importation of drugs into those markets, including from countries where the drugs are sold at lower prices. This and other regulatory changes of a similar nature could force us to lower the prices at which we sell our products and impair our ability to derive revenues from these products.

Government authorities in many of our target markets have, from time to time, proposed legislation that would permit more widespread re-importation of drugs into jurisdictions in which we sell our products. This could include re-importation from countries where the drugs are sold at lower prices than in jurisdictions in which we sell our products. Such legislation, or regulatory changes of a similar nature, could lead to a decrease in the price we receive for any approved products, which, in turn, could impair our ability to generate revenues. For example, in 2005, pseudoephedrine was reclassified as a controlled substance in the United States and as a result we experienced a decrease in sales of that product. Alternatively, in response to such legislation and to minimize the risk of re-importation, we might elect not to seek approval for or market our products in certain jurisdictions, which could also reduce the revenue we generate from our product sales. For example, the Medicare Prescription Drug legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug re-importation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary retains the discretion not to implement a drug re-importation plan if he finds that the benefits do not outweigh the cost. Proponents of drug re-importation may attempt to pass legislation that would directly allow re-importation under certain circumstances. If legislation or regulations were passed allowing for the re-importation of drugs, the existence of lower cost alternatives could affect the prices we receive for any products that we may develop, thereby affecting our anticipated revenues and prospects for profitability.

If the government or third-party payors fail to provide coverage and adequate payment rates for our products, the products of our collaboration partners or our future products, if any, our revenues and our prospects for profitability will be harmed.

Third-party payors, which include governments and private health insurers, increasingly are challenging the prices charged for medical products and services. In their attempts to reduce health care costs, they have also limited their coverage and reimbursement levels for new pharmaceutical products. In some cases, they refuse to cover the costs of drugs that are not new but are being used for newly approved purposes. Patients who use a product that we may develop might not be reimbursed for its cost. If third-party payors do not provide adequate coverage and reimbursement for our products, or those of our collaboration partners, or for our future products, doctors may not prescribe these products or patients may not use them. In addition, many third-party payors have implemented other drug cost-containment efforts that include drug utilization review, or prior authorization, for drug formularies as well as increases in patient out-of-pocket expenses for more expensive and non-preferred drugs, and such measures may potentially impact the commercial viability or delay the launch of one of our products.

In some countries, particularly those of the European Economic Area, or EEA, the pricing of prescription pharmaceuticals is subject to government control. For the year ended 2007, approximately 47% of our revenues were derived in EEA countries, and those derived in Germany and the United Kingdom represented 21% and 11% of our revenues, respectively. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing of a product on the market. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares cost-effectiveness of our product candidate with other available products. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We may be exposed to product liability claims.

The use of product candidates in clinical trials and the commercial sale of products may expose us to product liability claims. Our collaboration partners, parties selling the products or consumers may bring these claims, which could result in financial losses. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	significant litigation costs and substantial monetary awards to, or costly settlement with, patients;

•	product recalls and loss of revenue; and

•	the inability to commercialize our product candidates.

We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials, as specifically endorsed, and the commercial sale of our products, but we cannot be certain that this coverage will be sufficient to satisfy any liabilities that may arise. The limit for our group product liability insurance is €15 million (or $19.8 million), per occurrence or annual aggregate, with a deductible of €200,000 (or $264,000). As our development activities progress, this coverage may be inadequate and we may be unable to get adequate coverage at an acceptable cost or at all. This could prevent or limit the commercialization of our product candidates.

In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely impact or eliminate the prospects for commercialization of a product candidate or sale of a product subject to any such claim. Off-label use of our product may occur. While we do not promote off-label use, off-label uses of products are common and the FDA does not regulate a physician’s choice of treatment. Off-label use or misuse of our product may subject us to additional liability.

We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes, and the cleanup of contaminated sites. The cost of compliance with these laws and regulations could be significant. Accidental contamination or injury may occur. In the event of an accident, we could be held liable for damages exceeding our available financial resources. We may incur substantial costs to comply with environmental laws and regulations and could be subject to monetary fines, penalties or third-party damage claims as a result of violations of such laws and regulations or noncompliance with environmental permits required at our facilities. As an owner and operator of real property and a generator of hazardous materials and wastes, we also could be subject to environmental cleanup liability, in some cases without regard to fault or whether we were aware of the conditions giving rise to such liability. Environmental laws or regulations (or their interpretation) may become more stringent in the future. If any such future revisions require significant changes in our operations, or if we engage in the development and manufacturing of new products or otherwise expand our operations requiring new or different environmental controls, we will have to dedicate additional management resources and incur additional expenses to comply with such laws and regulations.

In the event of an accident, applicable authorities may curtail our use of hazardous materials and interrupt our business operations. Furthermore, an accident could damage, or force us to shut down, our operations. In addition, with respect to our manufacturing facilities, we may incur substantial costs to comply with environmental regulations and may become subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

We do not maintain a separate insurance policy for any of the foregoing types of risks. In the event of environmental discharge or contamination or an accident, we may be held liable for any resulting damages, and any liability could exceed our resources. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals in the environment.

If we or others identify side effects after any of our products are on the market, we or our collaborators or licensees may be required to withdraw our products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which would hinder or preclude our ability to generate revenues.

If we or others identify side effects after any of our products are on the market:

•	regulatory authorities may withdraw their approvals;

•	we or our collaborators or licensees may be required to reformulate our products, conduct additional clinical trials, change the labeling of our products or implement changes to manufacturers’ facilities to obtain new approvals;

•	we or our collaborators or licensees may have to recall the affected products from the market;

•	we or our collaborators or licensees may experience a significant drop in sales of the affected products;

•	our reputation in the marketplace may suffer;

•	we may become the target of lawsuits, including class action suits; and

•	we or our collaborators or licensees may be required to withdraw our products from the market and may not be able to reintroduce them into the market.

Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.

If the FDA, EMEA or other applicable regulatory agencies approve generic products that compete with any of our branded products, sales of those products may be adversely affected.

The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as our product. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of a branded product is typically lost to the generic product. Accordingly, competition from generic equivalents could materially adversely impact our revenues, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those products.

Our development of generic drugs may expose us to litigation.

There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of patent rights. Under the Drug Price Competition and Patent Restoration Act of 1984, when a drug developer files an ANDA for a generic drug, it must certify to the FDA that it believes its product will not infringe on any unexpired patent that a patent holder has listed with the FDA as covering that brand-name product, or that any such patent is invalid or unenforceable. The drug developer must also provide such certification to the patent holder, who may challenge the developer’s certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. Such a patent challenge within the first 45 days of notice of the ANDA certification can result in a 30 month stay of approval by FDA of the ANDA. Certain of our collaboration partners may have or develop generic versions of existing or then existing drugs. Our development of any such generic versions of drugs will be subject to this process. Should a patent holder commence a lawsuit against us with respect to alleged patent infringement, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. Litigation over patents could result in delays in obtaining FDA approval to market our product candidates and diversion of management resources and the costs resulting therefrom. Similar risks of the delay in obtaining approvals in other applicable jurisdictions could result from patent related litigation.

We are currently unable to accurately predict what our short-term and long-term effective tax rates will be in the future.

We are subject to income taxes in both the United States and the various other jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions, which could adversely affect our income tax provisions. Furthermore, we have had a limited historical profitability upon which to base our estimate of future short-term and long-term effective tax rates.

Risks Related to Our Ordinary Shares

We are a “controlled company” under the NASDAQ Stock Market rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

We are a “controlled company” within the meaning of the NASDAQ Stock Market corporate governance standards. Under the NASDAQ Stock Market rules, a company of which more than 50% of the voting power is held by an individual, another company or a group is a “controlled company” and may elect not to comply with certain NASDAQ Stock Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities. We may utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Stock Market corporate governance requirements.

Our ordinary share price could be highly volatile.

The realization of any of the risks described in these “Risk Factors” or other unforeseen risks could have a dramatic and adverse effect on the market price of our ordinary shares. In particular, and in addition to circumstances described elsewhere in these “Risk Factors,” the following events or factors can adversely affect the market price of our ordinary shares:

•	announcements of technological innovations or new products by us or others;

•	public concern as to the safety of drugs we or others develop;

•	general market conditions;

•	success of research and development projects;

•	changes in government regulations or patent decisions; and

•	developments by our collaboration partners.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. As a result of this volatility, investors may not be able to sell their ordinary shares at or above the price paid in our initial public offering. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business.

Raising additional capital by issuing securities may cause dilution to existing shares.

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and product candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our product candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our lead product candidate, Zentasetm;

•	our success in establishing new collaboration partnerships;

•	the success of our collaboration partners in selling products utilizing our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of Zentasetm and any of our other product candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our product candidates are approved;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance technology or services, or otherwise respond to competitive pressures would be significantly limited. In addition, we may be required to terminate or delay preclinical studies, clinical trials or other development activities for one or more of our product candidates, or delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our products or product candidates.

If we raise additional funds through co-development and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 76.6% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, in the aggregate, beneficially own approximately 76.6% of our outstanding ordinary shares. These shareholders could effectively control all matters requiring our shareholders’ approval, including the election of directors. This concentration of ownership may also cause, delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these shareholders, regardless of the impact of this transaction on our other shareholders.

We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this Annual Report are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United Sates. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and/or enforce claims for punitive damages. See “Service of Process and Enforceability of Civil Liabilities.”

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United Sates under U.S. securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

Future sales of our ordinary shares may depress our share price.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales could occur, may depress the share price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Although we do not currently have any plans to sell additional ordinary shares, we may issue additional ordinary shares in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. The number of ordinary shares available for sale in the public market will be limited by restrictions applicable under securities laws.

We do not anticipate paying dividends on our ordinary shares, which could reduce the return on your investment.

We have not paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, terms of any existing or future debt agreements may preclude us from paying dividends. Accordingly, any return on your investment must come from appreciation of our ordinary shares.

Your rights as a holder of ordinary shares will be governed by Dutch law and will differ from the rights of shareholders under U.S. law.

We are a limited liability company incorporated under the laws of The Netherlands. The rights of holders of ordinary shares are governed by Dutch law and our articles of association. These rights differ from the typical rights of shareholders in U.S. corporations. For example, Dutch law significantly limits the circumstances under which shareholders of Dutch companies may bring an action on behalf of a company.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, as we are now a public company, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We are a holding company named Eurand N.V. (formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V.) and were incorporated in The Netherlands as a private company with limited liability in 1984. We were converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006. In May 2007, we completed an initial public offering of our ordinary shares in the United States and our ordinary shares began trading on the NASDAQ Global Market. Our principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744. We have operating subsidiaries organized in the United States, Italy, France and Ireland. A list of our subsidiaries as of December 31, 2007 is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

We are a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on our proprietary drug formulation technologies. We utilize these technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. We have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. In December 2007, we completed the rolling submission of an NDA for our lead product candidate, Zentasetm (formerly known as EUR-1008) which is being evaluated for the treatment of exocrine pancreatic insufficiency, or EPI. The NDA was accepted for filing and granted priority review in February 2008. If approved by the U.S. Food and Drug Administration, or FDA, we expect to launch Zentasetm in 2008. In addition to Zentasetm we are also developing a number of other products both for our collaboration partners and our proprietary portfolio. As of December 2007, the most advanced of our pipeline products include two co-development products and one proprietary product candidate.

We are an established business with manufacturing and research facilities in the United States, Italy and France. In 2007, we had approximately $123.8 million (or €84.8 million) in revenues, primarily from the supply of products, developed and manufactured by us using our formulation technologies, that are then commercialized by our customers and licensees. We manufacture and supply over 40 different products for sale in many of the world’s largest pharmaceutical markets. These products generated $103.7 million (or €71.1 million) in product sales in 2007. The remainder of our revenues generally consists of royalties, milestones, and development fees.

Zentasetm.

Our lead product candidate, Zentasetm, is a porcine-derived proprietary enzyme replacement product being developed for the treatment of EPI. EPI is a deficiency of digestive enzymes normally produced and secreted by the pancreas. EPI can result from a number of diseases, including Cystic Fibrosis and chronic pancreatitis, which, if left untreated, causes malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy.

EPI is treated by porcine-derived PEPs, which have been used by patients for over 70 years. According to IMS, PEPs generated approximately $720 million in worldwide sales in 2007. Zentasetm is a novel formulation of a porcine-derived PEP, which contains eight key digestive enzymes, as well as a number of cofactors and coenzymes that we believe are necessary for the proper digestion of food. The enzyme profile of Zentasetm closely mimics that of normal human pancreatic secretions. We believe this similarity has led to the long clinical use of porcine-derived pancreatic enzyme extracts in treating EPI. PEPs have been utilized since before the enactment of the FDCA in 1938, and consequently none of the currently available products are marketed under NDAs approved by the FDA. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. In October 2007, the FDA published a notice in the Federal Register extending the deadline for obtaining marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, have submitted NDAs on or before April 28, 2009 and who continue diligent pursuit of regulatory approval.

PEPs are inherently unstable and thus, to compensate for enzyme degradation over time, most manufacturers currently include an overfill of enzymes in the finished product. As a result, patients may receive PEPs with variable and uncertain levels of potency, resulting in an inconsistent therapeutic effect. In April 2006, the FDA issued ’Guidance for Industry’ addressing, among other matters, the elimination of overfill, the nature of clinical trials to be conducted to obtain FDA approval for a NDA, the formulation requirements for the product and the need for manufacturers to provide viral inactivation results and full characterization of the enzymes in the product. Because of the complex nature of these products, we believe that some of the companies currently marketing PEPs in the United States may not be able to satisfy the FDA’s IND requirements by April 2008 or the FDA’s NDA requirements by April 2010. See “Risk Factors — Risks Related to Our Lead Product Candidate — Zentasetm.”

We have designed Zentasetm to meet the FDA requirements for PEPs. We evaluated Zentasetm in Cystic Fibrosis patients suffering from EPI in two Phase III clinical trials. Our pivotal Phase III clinical trial, completed in November 2006, evaluated Zentasetm in patients aged seven or older. Our supportive Phase III trial, completed in September 2006, evaluated Zentasetm in patients under the age of seven. We received audited results for both trials in January 2007 and the trials successfully met all their respective defined endpoints. In November 2007, at the FDA’s request, we completed a gastrointestinal (GI) bioavailability study of Zentasetm. Overall, the study demonstrated the bioavailabiltity of Zentasetm in chronic pancreatitis patients suffering from EPI.

Zentasetm received a fast track designation from the FDA in January 2007, the rolling submission of the NDA for Zentasetm was completed in December 2007 and it was accepted for filing and granted priority review in February 2008.

Based on publicly available materials, our industry knowledge and the fact that we are aware of only two other PEP manufacturers that have filed NDAs for a PEP, we believe Zentasetm, if approved, will be one of the first PEPs to be FDA-approved under the recently published FDA guidelines. We have filed three patent applications that include claims intended to provide market exclusivity for certain commercial aspects of Zentasetm. We plan to commercialize Zentasetm in the United States using Eurand Pharmaceuticals, Inc.’s specialty sales and marketing organization that will target Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists.

Amrix®

Amrix®, developed with ECR Pharmaceuticals using our Diffucaps® technology, is a sustained release formulation of cyclobenzaprine hydrochloride, for use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions marketed under the tradename Amrix®. Amrix® is a once-a-day (OAD) sustained release formulation of cyclobensaprine and is currently the only FDA approved OAD skeletal muscle relaxant in the United States. In 2000, we entered into a development, license and contract manufacturing agreement with ECR to develop a once a day extended release formulation of cyclobenzaprine, and in 2003, we signed an addendum to that agreement to develop an additional formulation. Under the co-development agreement, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the co-development agreement,

ECR is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply ECR with, ECR’s total requirements of the product for the United States, Canada and Mexico, and ECR must provide us with certain forecasts and firm orders prior to the desired date of shipment. We may, however, elect to terminate our obligation to supply the product to ECR, in certain circumstances, in the event that annual net sales of the product are less than specified amounts; provided, however, that in such event, we continue to manufacture and supply the product to ECR for a period of two years thereafter. In the event of such termination, if ECR manufactures the product (or has it manufactured), we would be entitled to receive royalties on ECR’s net sales of the product for so long as ECR sells the product. Pursuant to the co-development agreement, ECR is responsible for regulatory filings and is granted an exclusive license to sell the product in the United States, Canada and Mexico. In addition to development payments and manufacturing fees, we are entitled to receive royalties based on a percentage of ECR’s net sales of the product. The agreement provides for a term of 12 years following the date ECR begins selling the product in the United States and is subject to a two-year automatic renewal. ECR submitted a NDA through the FDA’s 505(b)(2) procedure and received approval of the NDA in February 2007. In August 2007, Cephalon Pharmaceuticals, Inc. acquired Amrix from ECR and Cephalon undertook all of the incumbent obligations of the co-development agreement, subject to an amendment. As the licensor and exclusive manufacturer of the product, we will now work with Cephalon to support the commercialization of the product in the United States. Cephalon began promotion of Amrix® in the United States in November 2007 and reported sales for the fourth quarter of 2007 of $8.4 million.

Acquisition of SourceCF.

On November 30, 2007, Eurand Pharmaceuticals, Inc., or EPI acquired the SourceCF family of companies (“SourceCF”) for $6.6 million in cash. The sellers also have the potential to receive up to an additional $3 million in deferred and milestone payments after 24 months. SourceCF generated revenues of approximately $4 million in 2006. SourceCF is focused on providing products and services to the Cystic Fibrosis (CF) community (patients, physicians and care givers.)

The acquisition provided EPI with access to the SourceCF product portfolio, which notably includes a portfolio of vitamins designed specifically for CF patients, and the marketing rights for the eFlow® electronic nebulizer. The acquisition of SourceCF also establishes EPI’s U.S. based specialty sales force by 15 highly-experienced sales and sales support professionals dedicated to the CF community. EPI will work with SourceCF to support the care delivered through the Cystic Fibrosis Treatment Centers in the U.S. and call on selected gastroenterologists and pulmonologists. Eurand intends to integrate the SourceCF team into its U.S. commercial organization to support the planned launch of its lead product candidate, Zentasetm.

Michael Walters, President of SourceCF, joined EPI as its Executive Vice President. He is responsible for the EPI’s U.S. sales and marketing efforts and for the launch of Zentase. Mr. Walters joins Eurand with more than 20 years of senior management and marketing experience within the U.S, including the launch of Pancrease MT for McNeil Pharmaceuticals, a Johnson & Johnson company, and the launch of TOBI for PathoGenesis.

Partnered and Proprietary Advancing Pipeline Products.

In addition to Zentasetm and the CF products, we are also developing a pipeline of novel products both for our collaboration partners and for our proprietary portfolio.

Currently, the most advanced of our co-development products include:

•	EUR-1048, a tastemasked orally disintegrating tablet developed using our AdvaTab® and Microcaps® technologies, which was the subject of an NDA filing by GlaxoSmithKline in December 2007 and is anticipated to launch in late 2008; and

•	EUR-1000, a generic to Inderal LA, which is a sustained release formulation of propranolol for the treatment of hypertension and migraines, developed with Reliant Pharmaceuticals, but acquired by GSK in December 2007. The ANDA for EUR-1000 was filed with the FDA in December 2006.

The most advanced of our proprietary product candidates is EUR-1025, a once-per-day oral formulation of ondansetron, an anti-emetic currently prescribed to prevent nausea and vomiting in cancer patients undergoing chemotherapy or radiotherapy. We also have several other co-development and proprietary products that are in various earlier stages of research and development.

Continued R&D and Product Development

We have a broad and validated portfolio of proprietary drug formulation technologies, including four primary technology platforms and nine distinct technologies. Of our four primary technology platforms, three are validated and being utilized in currently marketed products. We utilize these technologies to develop and expand our own internal pipeline of product candidates and to secure additional co-development agreements with pharmaceutical and biopharmaceutical companies. These technologies can be used to improve the efficacy and safety of pharmaceuticals and biopharmaceuticals and to develop enhanced formulations that are more convenient for patients, leading to improved patient compliance. Our four primary technology platforms include:

•	Customized release technologies to reduce daily dosing requirements and time the release of drugs in the body either to increase efficacy or to reduce side effects;

•	Dosage form technologies to increase patient compliance through more convenient dosage forms such as orally disintegrating tablets and taste-masked drugs;

•	Bioavailability enhancement technology to improve drug absorption, resulting in dose reduction and improved onset of action; and

•	Drug conjugation technology to extend drug half-life and to target specific organs or other biological targets such as tumors.

Our Strategy

Our objective is to be a leader in the development, manufacturing and commercialization of innovative specialty pharmaceutical and biopharmaceutical products. The primary components of our strategy include the following:

•	Establish a U.S. specialty sales and marketing organization for Zentasetm. We are establishing a specialty sales and marketing organization to market our lead product candidate, Zentasetm, in the United States. This sales force will target the approximately 120 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. We believe this focused sales force will be able to effectively market Zentasetm and our other CF products to this group of prescribers. As our product pipeline advances to commercialization, we expect to build and leverage our sales infrastructure with these prescribers and prescribers in other therapeutics areas.

•	Continue to build and develop our product pipeline. Through the application of our proprietary technologies, development expertise, and research infrastructure, we intend to continue to develop and expand our product pipeline. We expect to continue to identify many product development opportunities since we believe a large number of marketed and development-stage pharmaceuticals have less than optimal safety and efficacy profiles. For example, through the application of our formulation technologies and development and manufacturing expertise, we believe Zentasetm will overcome a number of the challenges facing current EPI therapeutics and satisfy the requirements of the FDA for such products.

•	Enter into additional collaboration partnerships. We intend to continue to seek collaboration partnerships with other pharmaceutical and biopharmaceutical companies. These relationships provide us with a diversified revenue stream and facilitate expansion of our product pipeline and potential for future revenue growth. For example, we currently are collaborating with GSK to develop and manufacture formulations of some of their products. We believe we are an attractive collaborator for larger pharmaceutical companies due to our broad portfolio of proprietary technologies, our development track record and our multinational infrastructure and manufacturing capabilities.

•	Acquire additional businesses, products and technologies. In the past, we have been successful in identifying, acquiring and integrating businesses and technologies based upon our regulatory, manufacturing and development expertise. Examples of our past successes include the recent acquisition of the SourceCF family of companies in 2007, the acquisition of certain assets from Polytech, a drug formulation company specializing in polymer-based drug conjugation, in 2002; the acquisition of Pharmatec in 2000; and, the execution of an agreement with Kyowa Hakko under which we have a worldwide license to patents related to AdvaTab® ODT technology. We intend to continue pursuing assets that would further our research and development capabilities, expand our product pipeline, and accelerate the expansion of our specialty sales and marketing organization.

Our Lead Product Candidate — Zentasetm

Our lead product candidate, Zentasetm, is a porcine-derived proprietary enzyme replacement product developed for the treatment of EPI. We evaluated Zentasetm in two Phase III trials in the United States to support the approval of the product for the treatment of EPI in the United States. Zentasetm received a fast track designation from the FDA in January 2007, we completed the rolling submission of our NDA for Zentasetm in December 2007 and the NDA filing was accepted and granted priority review in February 2008. See “— Fast Track Designation.”

Patients with EPI are currently treated with enzyme supplement products known as PEPs. None of the currently marketed PEPs have been approved by the FDA in the United States. The FDA has announced that it will require all PEPs available on the market after April 2010 to receive approval for a NDA. We are not aware of any alternative treatments for EPI.

Exocrine Pancreatic Insufficiency Overview and Market Opportunity

EPI is caused by a deficiency of digestive enzymes normally produced and secreted by the pancreas into the digestive track. These enzymes primarily consist of lipases for fat digestion, proteases for protein digestion and amylases for starch digestion. A normally functioning human pancreas secretes eight key enzymes required for the effective and efficient digestion and absorption of food. Scientific evidence indicates that, in addition to these eight key digestive enzymes, several coenzymes and cofactors are also required for absorption of essential nutrients. Porcine-derived PEPs are practically identical in composition to human pancreatic secretions and contain all of the key enzymes, coenzymes and cofactors necessary for proper digestion. If the pancreas is not able to produce and secrete sufficient amounts of these enzymes, food cannot be digested and the appropriate levels of nutrients cannot be absorbed into the bloodstream. Maldigestion and malabsorption associated with pancreatic insufficiency causes malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy.

EPI results from various diseases such as Cystic Fibrosis, chronic pancreatitis, pancreatic cancer, cytomegalovirus infection and HIV/AIDS. In addition, EPI can result from surgical procedures, including open gastric bypass, extensive small bowel resection and pancreatectomy. The primary users of PEPs are patients with Cystic Fibrosis and chronic pancreatitis.

Cystic Fibrosis.  Cystic Fibrosis is a life-threatening genetic disease that, because of a defective gene, causes the body to produce a faulty protein that leads to abnormally thick, sticky mucus that clogs the lungs and obstructs the pancreas. When Cystic Fibrosis affects the pancreas, as it does in the majority of Cystic Fibrosis patients, the body does not absorb sufficient nutrients to grow and thrive. Cystic Fibrosis is one of the most prevalent genetic diseases among caucasians in the United States. The disease affects an estimated 30,000 adults and children in the United States and 100,000 patients worldwide, an estimated 85% to 90% of whom suffer from pancreatic insufficiency.

Chronic Pancreatitis.  Chronic Pancreatitis is a slow, clinically silent disease that gradually destroys the pancreas and is most often caused by excessive alcohol consumption, but may also result from other conditions such as hyperlipidemia, hyperparathyroidism, injuries or obstructions. Because Chronic Pancreatitis is not necessarily characterized by inflammation or pain, it often goes undiagnosed and therefore its exact prevalence is unknown. Based on survey data reported in Medscape General Medicine, we believe chronic pancreatitis results in more than 500,000 physician visits per year in the United States. See “Risk Factors — Risks Related to Our Lead Product Candidate — Zentasetm — Even though we have completed two Phase III clinical trials in respect of Zentasetm, and assuming we obtain regulatory approval for Zentasetm, a competitor might obtain approval for a competing product that can be marketed to a broader patient population. This would put us at a competitive disadvantage.”

FDA Guidelines to Improve Existing Pancreatic Enzyme Products

PEPs have been available in the United States as prescription and over-the-counter products for the treatment of EPI since before the enactment of the FDCA in 1938. With the exception of a single PEP approved in 1996, which is no longer being commercialized, PEPs have been marketed in the United States without the requirement of regulatory approval.

In April 2004, the FDA published a statement in the Federal Register mandating that manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. Pancreatic enzyme products are inherently unstable products and, to compensate for enzyme degradation over time, all manufacturers currently include an overfill of enzymes in the finished product. As a result, patients receive PEPs with variable and uncertain levels of potency, resulting in an inconsistent therapeutic effect. In April 2006, the FDA issued ‘Guidance for Industry’ on the requirements for PEPs and the nature of clinical trials to be conducted. Some of the primary requirements include:

•	Overfill. The finished product should be formulated to 100% of the label-claimed lipase activity to eliminate drug overfill.

•	Viral inactivation. The manufacturing process should be validated for its ability to remove and/or inactivate viral agents.

•	Drug characterization. The drug substance should be adequately characterized using appropriate chemical, physical and biological testing.

•	Drug product specifications. Specifications for the drug product should include tests for identifying and measuring biological activity of different classes of enzymes.

•	Stability. Due to the inherent instability observed in currently available PEPs, stability results are required to support the recommended shelf life of the product.

In October 2007, the FDA published a notice in the Federal Register extending the deadline for obtaining marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004 and who continue diligent pursuit of regulatory approval. The notice reiterated the concerns raised in guidelines issued in 2004, namely that the formulation, dosage and manufacturing process of pancreatic enzyme drug products have a critical effect on the safe and effective use of these drugs and that variations between manufacturers raised concerns of safety and efficacy resulting in a need for FDA review and NDA approval to ensure standardized enzyme activity. According to the notice, the extension was requested by a number of manufacturers of pancreatic extract drug products because “[t]he manufacturers contend that additional time is needed because of numerous problems encountered during the drug development process, predominantly manufacturing issues and difficulty conducting all of the required studies needed for NDA filing and approval.” Eurand was not one of the manufacturers that requested an extension from the FDA.

The FDA indicated that “[t]he justification for this extension is based upon chemistry, manufacturing, and control (CMC) issues that previously have not been well-understood and have been found to be particularly challenging for these enzyme preparations derived from porcine pancreas.” The FDA identifies the primary CMC issues as including the following: (a) control and evaluation of variability of pancreatic source materials used in drug substance manufacture; (b) measurement of viral loads and inactivation; (c) development and implementation of validated purity and identity drug substance and product release and stability testing methodologies; (d) required modification and validation of the traditional lipase potency assay methodology; and (e) maintenance and confirmation of drug product stability without the use of overages to increase the dating period.

The FDA has also stated that developers of generic PEPs will be unable to utilize the ANDA process to receive approval of generic PEPs. For a product to be approved pursuant to an ANDA, the proposed drug must be shown to be bioequivalent to an approved reference drug. Because of the complexity of PEPs, it is unlikely that currently available physiochemical and biological analytical tools would be able to demonstrate that the active ingredients in PEPs from two different manufactures are the same. Therefore, the FDA has concluded that PEPs currently are not likely to be appropriate for ANDAs. Consequently, we believe it is unlikely that Zentasetm, if and when approved, will face generic competition in the near term.

Advantages of Zentasetm

Zentasetm is a porcine-derived proprietary enzyme replacement product that has been designed to meet the FDA’s guidelines for PEPs. Zentasetm is a highly stable formulation containing eight key enzymes and a number of coenzymes and cofactors and is biologically similar to endogenous human pancreatic secretions. We believe that due to its novel formulation, Zentasetm will have a number of advantages over the current therapies, including:

•	Zero overfill. Zentasetm is formulated to 100% of the label-claimed lipase enzyme activity, which leads to the following patient benefits:

•	More consistent and reliable dosing. The elimination of the need to overfill will allow treating physicians to know the exact amount of enzymes each patient is taking, thus reducing the possibility of therapeutic failures and over dosage, as well as the possibility of under dosage; and

•	Reduced pill burden. Zentase’stm stability leads to more consistent therapeutic outcomes and therefore reduced pill burden for patients.

•	Multiple dosage strengths. Due to the variability in dosing requirements, patients with EPI require multiple dosage strengths to be adequately treated. We have developed four different dosage strengths to facilitate dose titration.

•	Elimination of concurrent PPI dosing. PEPs are often dosed with proton pump inhibitors, or PPIs, to protect the PEPs from destruction by stomach acids. Based on the efficacy results from our clinical trials, we believe that Zentasetm does not require the concurrent administration of PPIs to achieve efficacy, further reducing a patient’s pill burden and medication costs.

•	Pediatric formulation. We have developed and tested in clinical trials a specific low-dose formulation of Zentasetm for children under seven. This product contains very small particles which can be sprinkled on food to facilitate administration to these children.

We also believe that Zentasetm will offer the following advantages over potential, non-porcine, microbial or synthetic enzyme products that are currently in various stages of clinical development with other companies:

•	Safety. Crystallized enzymes are produced from microbial sources using fermentation and purification processes, and have traditionally been used for industrial purposes in products such as laundry and dishwashing detergents. We believe the long-term safety profile of these industrial enzymes in humans has not been fully demonstrated, whereas porcine-derived PEPs, such as Zentasetm, have over 70 years of clinical history.

•	Efficacy. We believe that any synthetic formulation of an enzyme supplement will be limited to only a few of the key enzymes necessary for the digestive process, whereas Zentasetm contains the eight key enzymes, as well as a complement of coenzymes and cofactors, that we believe are essential for proper digestion and absorption of food.

•	Manufacturing. A number of the microbial or synthetic enzyme products currently in development have not been scaled to satisfy commercial levels of production. In addition, we believe these products are likely to be expensive to manufacture and will have difficulty competing against porcine-derived PEPs that we believe are more efficacious and cost-effective.

For many years, we have been one of the largest manufacturers and suppliers of currently marketed PEPs in the United States. We believe our years of experience in PEP development and manufacturing represents a competitive advantage over existing and potential manufacturers of these products.

Based on publicly available materials, our industry knowledge and the fact that we are aware of only two other PEP manufacturers that have filed NDAs for a PEP, we believe Zentasetm, if approved, will be one of the first PEPs to be FDA-approved under the recently published FDA guidelines. Because of the complex nature of these products, we believe that some of the companies currently marketing PEPs in the United States may not be able to satisfy the FDA’s IND requirements by April 2008 and others may not be able to satisfy the FDA’s requirements by April 2010. We believe this will present Zentasetm with a significant market opportunity.

Overview of Our Completed Pivotal and Supportive Phase III Clinical Trials

We evaluated Zentasetm in Cystic Fibrosis patients suffering from EPI in two Phase III clinical trials conducted in the United States. We designed these Phase III trials for Zentasetm in collaboration with the Therapeutic Development Network of the Cystic Fibrosis Foundation. In addition, we had numerous conversations and received input from the FDA regarding the trial design, number of patients and primary endpoints of our Phase III trials for Zentasetm. Because of the extensive use of the currently marketed PEPs, the FDA has waived the need for long-term toxicology and pharmacology studies, and therefore no such additional studies are required.

Our pivotal Phase III clinical trial, evaluating patients aged seven or older in 14 Cystic Fibrosis Treatment Centers in the United States, was completed in November 2006. This trial was a multicenter, double-blind, placebo-controlled crossover trial completed in 31 patients with EPI and Cystic Fibrosis. The study design involved a screening period, a dose titration and stabilization period, a randomized treatment period where patients were given either a placebo or Zentasetm, an open label normalization period, a crossover treatment period, and finally a second open label normalization period. The starting dose was 1,000 lipase units per kilogram of body weight per meal, titrated by the treating physicians to a total dose less than or equal to 10,000 lipase units per kilogram of body weight per day. Patients were administered combinations of 5,000, 10,000, 15,000, or 20,000 lipase units per capsule. The primary endpoint of this trial was to compare the coefficient of fat absorption following oral administration of Zentasetm versus placebo in patients with EPI. The coefficient of fat absorption, or CFA, was based on stool collections obtained in a hospital environment and under controlled diet. The trial’s secondary objectives were to compare changes in the coefficient of nitrogen absorption, or CNA, cholesterol, fat-soluble vitamins, weight, body mass index and symptoms of EPI after the oral administration of Zentasetm versus placebo. The safety of the product in this patient population was also assessed.

Patients receiving Zentasetm in our pivotal Phase III clinical trial showed a statistically significant increase in the coefficient of fat absorption and the coefficient of nitrogen absorption as compared to patients who received a placebo, thus meeting the trial’s primary and secondary endpoints. Moreover, Zentasetm increased CFA and CNA to levels close to those seen in normal subjects, irrespective of the levels of CFA and CNA observed in these same patients while receiving placebo treatment. We believe this suggests that Zentasetm is capable of providing the level of enzyme supplementation required by patients with different levels of EPI.

Patients receiving Zentasetm also had better consistency of stools with no diarrhea and less frequent stools per day and demonstrated less bloating, flatulence, pain and evidence of fat in stools as compared to patients who received a placebo. In addition, safety and quality of life results indicate that Zentasetm was well-tolerated with no serious drug related adverse effects observed, and only two serious non drug related adverse effects observed. No patient discontinued the trial for drug related reasons.

A clinical trial result is statistically significant if it is unlikely to have occurred by chance. The statistical significance of clinical trial results is determined by a widely used statistical method that establishes the p-value of the results. Under this method, a p-value of 0.05 or less represents statistical significance. If a p-value is above 0.05, the result is not statistically significant.

Measurement	Zentasetm	Placebo	P-Value

Coefficient of Fat Absorption (CFA)	88.3%	62.8%	<0.001
Coefficient of Nitrogen Absorption (CNA)	87.2%	65.7%	<0.001
Stools per day	1.77	2.66	<0.001

Our supportive Phase III clinical trial, evaluating patients under the age of seven, was completed in September 2006. This Phase III trial was a multicenter, open-label trial in 19 patients with EPI and Cystic Fibrosis, and was conducted in 11 Cystic Fibrosis Treatment Centers in the United States. We believe this was the first trial of this size conducted in young children and infants with EPI evaluating a pancreatic replacement therapy. The supportive Phase III clinical trial was open label primarily because of the risks associated with conducting clinical trials with very young children with Cystic Fibrosis that would require the child to forego treatment in order to administer placebo. Similarly, we did not use CFA as an endpoint because of the risks to very young children involved in a 72 hour stool collection in a hospital environment. Patients were administered 5,000 lipase units per capsule, sprinkled on food. The study design involved a seven-day dose-stabilization period followed by a seven-day treatment period, and patients were evaluated at the beginning and end of a stabilization period and at the end of the treatment period. The primary endpoint of this trial was the percentage of “responders,” defined as those patients without the presence of excess fat in stools, or steatorrhea, and without signs and symptoms of malabsorption after one and two weeks of treatment. Secondary efficacy endpoints include weight change, nutritional status, stool frequency and consistency, and incidences of bloating, pain and flatulence, along with the physician’s and parent’s or legal guardian’s judgment of improvement of clinical symptoms. The safety of the product in this patient population was also assessed.

The percentage of responders to Zentasetm in our supportive Phase III clinical trial was consistent over the treatment periods, thus meeting the trial’s primary endpoint. Zentasetm also achieved a consistent result with respect to fecal fat absorption, effect on body weight, stool consistency and frequency, bloating, flatulence and pain in patients. In addition, patients had no blood and reduced fat in their stools and realized a statistically significant increase in the levels of fat-soluble vitamin K. Physicians and caregivers reported either stable or improved patient condition while on Zentasetm. Zentasetm was well-tolerated with adverse events consistent with those seen in Cystic Fibrosis patients.

		End of	End of
Measurement	Screening	Stabilization	Treatment

% of responders	52.6%	68.4%	57.9%
Fecal Fat Absorption	24.8%	27.0%	27.3%
Body weight	16.60 kg	16.75 kg	16.63 kg
Stools per day	1.82	1.64	1.45

Based on the results from our completed Phase III clinical trials, we believe Cystic Fibrosis patients with EPI had a clinically meaningful response to Zentasetm. We believe the studies demonstrate that Zentasetm produced a clinically relevant increase in the absorption of fat, protein and other nutrients, which is maintained over time. In addition, we believe the trials indicated that Zentasetm improves some signs and symptoms of malabsorption associated with EPI and is safe and well tolerated in this patient population. The results of these clinical trials will form the basis of our NDA.

Bioavailability Study

In November 2007, at the FDA’s request, we completed a gastrointestinal (GI) bioavailability study of Zentasetm to determine the gastrointestinal bioavailability of the product in chronic pancreatitis patients suffering from EPI. The bioavailability of Zentasetm was estimated by comparing the recovery of lipase, amylase and chymotrypsin in the two treatment groups (Liquid meal alone and liquid meal with Zentasetm) after administration of the test meal. Overall, the study demonstrated a statistically significant ability for Zentasetm formulations to release lipase, amylase and chymotrypsin in the gastrointestinal tract of chronic pancreatitis patients suffering from EPI. Zentasetm was found to be well tolerated by the patients and no clinically significant safety issues were associated with its use in the study.

Fast Track Designation

Zentasetm received a fast track designation by the FDA in January 2007. The Food and Drug Administration Modernization Act of 1997, or the Modernization Act, establishes a statutory program for relatively streamlined development and evaluation of “fast track” products, which are defined under the Modernization Act as new drugs or biologics intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. A fast track designation may assist in earlier coordination between a company and the FDA, which can sometimes result in an expedited review process. However, a fast track designation does not necessarily lead to a priority review or accelerated approval (as defined by the FDA) and the designation does not necessarily improve the chances for the eventual approval of the product candidate. In addition, FDA may withdraw the fast track designation if, among other conditions, at some point during the development process the designation is no longer supported by emerging data, if other evidence demonstrates that the fast track product is not safe or effective under the conditions or use, or if the sponsor disseminates false or misleading promotional materials with respect to the product.

Priority Review

The NDA for Zentasetm was accepted for filing and granted priority review in February 2008. Priority review does not necessarily mean that the review will be more rapid. If approved by the U.S. Food and Drug Administration, or FDA, we expect to launch Zentasetm in 2008.

Commercialization of Zentasetm in the United States

According to IMS data, the PEP category generated approximately $223 million in the United States in 2007. The category consists of both branded and unbranded products and includes enteric-coated PEPs ($205 million) which are used primarily to treat malabsorption, and uncoated PEPs ($18 million), where malabsorption is associated with pain. Based on the IMS data, the branded PEP prescriptions account for 43% of total prescription volume and about 80% of the market value.

On November 30, 2007, Eurand Pharmaceuticals, Inc. acquired all of the outstanding shares of the SourceCF family of companies, referred to herein as SourceCF. SourceCF is focused on serving the special needs of Cystic Fibrosis (CF) patients, physicians and care givers. The aggregate purchase price for SourceCF was €5.8 million. However, only €4.7 million, including direct costs of acquisition, was paid at the date of acquisition, with an additional €1.0 million to be paid on November 30, 2009, reduced for any amounts required for any indemnification claims. In addition, an additional payment of €1.0 million will be made subject to achievement of certain revenue targets in the 2008 fiscal year. This payment will not be made until the second anniversary of the acquisition date and may be reduced for amounts required for any indemnification claims.

The acquisition of SourceCF represented a significant step towards establishing Eurand’s U.S.-based marketing and specialty sales force infrastructure, based near Philadelphia, Pennsylvania, by adding 15 highly-experienced sales and sales support professionals dedicated to the CF community. This acquisition accelerated the build out of the initial sales and marketing infrastructure which is expected to ultimately include approximately 24 sales representatives supported by staff in marketing and sales support.

We expect the specialty sales and marketing organization will initially target the approximately 120 Cystic Fibrosis Treatment Centers across the U.S, select office-based pulmonologists who care for CF patients and high prescribing gastroenterologists of PEP products. The sales organization will continue to focus on providing products specifically designed to serve the special needs of CF patients, offering access to the products in the SourceCF product portfolio. The SourceCF product portfolio notably includes a line of specialty vitamins and the eFlow® electronic nebulizer. The SourceCF vitamin line were specifically designed to meet the established nutritional supplement guidelines for CF patients. The line includes: softgels for adults, chewables for children and pediatric drops for infants and toddlers. The eFlow® electronic nebulizer, approved by the FDA in 2004 for delivering medications via nebulization to both adults and children, addresses a critical need in CF community of providing patients with significantly reduced treatment times for inhaled pharmaceutical products.

Michael Walters, President of SourceCF, joined EPI as its Executive Vice President. He will lead EPI’s U.S. sales and marketing efforts as well as the anticipated launch of Zentasetm. Mr. Walters joins Eurand with more than 20 years of senior management and marketing experience within the U.S, including the launch of Pancrease MT for McNeil Pharmaceuticals, a Johnson & Johnson company, and the launch of TOBI for PathoGenesis. He will lead the marketing organization that will be responsible for developing educational initiatives and supportive programs, and establishing relationships with thought leaders in the EPI field. In addition, he will oversee and implement the plan to deploy its team of national account managers to handle contracts with hospitals, chain retailers and managed care organizations, and help ensure patient access to Zentasetm in response to physician prescription.

Commercialization of Zentasetm Outside the United States

While it is our intention to market Zentasetm in the United States ourselves, we currently expect to out-license commercial rights to Zentasetm in a number of territories including Europe.

Established Business

We were formed in 1999 when affiliates of Warburg Pincus LLC and Gearóid Faherty, our Chief Executive Officer, acquired the drug formulation business of American Home Products Corporation, now Wyeth. Since our formation, we have evolved into an integrated specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on our proprietary drug formulation technologies. Traditionally, we have developed new pharmaceutical formulations and entered into agreements whereby we manufactured and supplied the resultant product and our collaboration partners or licensee commercialized the product, frequently subject to a royalty obligation. Pursuant to these types of arrangements, we currently generate revenues through three primary sources: the manufacture and supply of products, development and sales of outlicensed products, and fees related to our formulation and product development work. We plan on continuing to build this business while in the process of establishing and growing our own commercialization capabilities.

We refer to agreements that involve formulating a new product for a collaboration partner or licensee using our proprietary technologies as “co-development agreements”. In 2007, we entered into six co-development agreements with various collaboration partners and we continue to negotiate additional co-development agreements. Co-development agreements govern a wide range of arrangements from determining the feasibility of using a particular drug with a particular technology to contract services to formulate and supply a product. We believe we are not substantially dependent on any one of them individually. We have completed work on some of these co-development agreements, and, based on past experience and for a variety of reasons, it is likely that a number of our co-development agreements will not result in a commercialized product.

The cash flow generated by our co-development agreements, including cash flows from product sales provides us with financial resources to fund internally our development and commercialization programs and maintain our research and manufacturing capabilities.

We have successfully applied our proprietary technologies to formulate products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, nutrition, pain and respiratory, which represented 31%, 26%, 17%, 14% and 8% of our 2007 revenues, respectively. Our ability to meet the goals of our collaboration partners coupled with our broad technology platforms and research infrastructure has allowed us to attract many of the leading pharmaceutical and biotechnology companies as collaboration partners and licensees, including Eisai, GSK, Cephalon, Novartis, and sanofi-aventis. Since 2001, four of our partnered drug products, KCl 20mEq, Innopran XL®, Metadate CD® and Amrix®, have received FDA approval. Our collaboration partners and licensees market over 40 different products using our technologies in many of the world’s largest pharmaceutical markets, including:

•	Customized release. Innopran XL®, Amrix®, Unisom® and Ultrase®.

•	Dosage form. Children’s Tylenol®, Cibalginadue and Rulide.

•	Bioavailability enhancement. Nimedex.

Our largest collaboration product, in terms of revenue, is pancreatin, a PEP which we developed and manufacture and supply to licensees in both the United States and Europe. For the years ended 2005, 2006 and 2007, revenues attributable to pancreatin accounted for 27%, 28% and 23% of our total revenues, respectively. For the year ended December 31, 2007, approximately 84% of our pancreatin revenues were generated in the United States. We are the exclusive supplier to Axcan for coated pancreatin, i.e. pancreatin that has been coated to protect the enzymes from degradation resulting from acids in the stomach, in the United States and revenues generated from this relationship for the years ended December 31, 2005, 2006 and 2007 accounted for 17%, 18% and 17%, respectively. We have developed, manufactured and supplied products to Axcan since 1991. Under our current licensing and supply agreement, entered into in 2000, in addition to receiving manufacturing fees, we are also entitled to receive royalties based on a percentage of Axcan’s annual net sales of the finished pancreatin product. On March 23, 2007, we and Axcan executed an amendment, which, among other things, expanded the agreement to additional countries, allowed for the provision of alternative dosage strengths and addressed certain regulatory requirements not originally contemplated. The agreement, as amended, expires in 2015 and is subject to a two-year automatic renewal.

We are currently expanding our research and development facilities in Dayton, Ohio. This will allow us to increase the number of development collaborations with our current and prospective partners and/or develop more internal product candidates. The construction of the expansion to our facilities has been contracted for during 2007 and we expect to fund the resulting obligations using proceeds from our initial public offering as construction progresses during 2008.

Multinational Operations.  We have research, development and manufacturing facilities in the United States, Italy and France that position us well to supply the global pharmaceutical market. We generate revenues in Europe, North America, Asia, South America and Africa. In 2007, based on the country in which the recipient of the product or service is resident, Europe and North America accounted for approximately 47% and 40%, respectively, of our revenues. For more information on the geographic breakdown of our revenues, see Note 19 of our 2007 consolidated financial statements, included elsewhere in this document.

Other Pipeline Opportunities

In addition to Zentasetm and our CF products, we are developing a pipeline of products both with our collaboration partners as well as for our proprietary portfolio.

Co-Development Products

The most advanced products in our co-development portfolio include EUR-1048 and EUR-1000.

EUR-1048.  EUR-1048 is a taste-masked, orally disintegrating tablet formulation, incorporating a GSK proprietary active ingredient, that we developed using our AdvaTab® and Microcaps® technologies. In 2006, we entered into a co-development agreement with GSK under which we were responsible for performing feasibility studies, formulation optimization and scale-up, and providing clinical supply for the proposed product. GSK is responsible for certain regulatory filings and is granted an exclusive license to sell the product in the United States. GSK is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply GSK with, GSK’s total requirements of EUR-1048 for the United States. We retain certain rights to the product outside the United States. In addition to development payments, milestone payments (potentially totaling $42 million) and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK’s net sales of the product. The agreement provides for a term of 15 years following the date GSK begins selling the product in the United States. GSK submitted a NDA for the product to the FDA in November 2007, and if approved, expects to launch the EUR-1048 in late 2008 in the United States.

EUR-1000.  EUR-1000 was designed as an AB rated generic product to Inderal LA, a long-acting formulation of propranolol that is indicated for the treatment of hypertension and migraines. In the United States, an AB rating allows a pharmacist to substitute a generic for a brand without physician approval. In 2006, Inderal LA generated approximately $175 million in sales. The Orange Book listings for Inderal LA indicate that the patents related to this product have expired. We have a co-development agreement with GSK (acquired Reliant Pharmaceuticals in December 2007) to develop EUR-1000. Under the agreement, signed in 2000, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the agreement, GSK is obligated to purchase from us, and we are obligated to supply GSK with, GSK ’s total requirements of the product. GSK conducted clinical trials to determine bioequivalence and is responsible for regulatory filings and distribution and sales of the product. In addition to development and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK ’s net sales of the product. In addition, GSK is obligated to pay us certain minimum annual royalty payments, which, if not maintained, allow us to enter into a development, license or supply agreement with any third party for the product. The ANDA for EUR-1000 was submitted by Reliant to the FDA in December 2006.

In addition to these examples of advanced stage co-development products, we have a number of earlier stage co-development products.

Proprietary Product Candidate

EUR-1025.  EUR-1025 is a once-a-day oral formulation of ondansetron, an anti-emetic, or agent to prevent nausea and vomiting, sold under the brand name Zofran® by GSK. For the 12 months ended September 30, 2007, Zofran®, which is currently prescribed for administration two, three and four times per day, had worldwide sales of approximately $1.6 billion, approximately $1 billion of which were for the oral dosage form.

We recently completed a preliminary clinical study using EUR-1025 in which plasma ondansetron levels were measured and analyzed for standard pharmacokinetic parameters. The study achieved its goal of confirming that EUR-1025 had an equivalent pharmacokinetic profile to the standard. There were no serious adverse events reported and all of the subjects completed the study. We look forward to discussing the further development of EUR-1025 with the Food and Drug Administration (FDA).

There are U.S. patents publicly identified as associated with Zofran® in the Orange Book listing. We anticipate conducting a freedom to operate analysis prior to commercial launch of our product.

Earlier Stage Product Candidates

In addition to our advanced development pipeline, we have several co-development and proprietary product candidates that are in earlier stages of research and development. We expect to continue to expand our product pipeline through the application of our proprietary technologies to our own and our collaborators’ product ideas.

Product Development Technologies

We have a broad and validated portfolio of proprietary drug formulation technologies, providing us with the opportunity to develop innovative products for our internal product pipeline and the flexibility to offer our collaborators a variety of solutions for their drug formulation objectives. In addition to oral drug formulation technologies, we have a proprietary polymer conjugation technology, which is a technology that chemically links existing therapeutic agents to polymers, that allows us to develop new therapeutic molecules, or new chemical entities, or NCEs. In total, we have four technology platforms with nine distinct technologies that we apply to meet a range of challenging drug formulation objectives, including technologies that:

•	accelerate onset of action and symptom relief;

•	reduce dosing frequency;

•	create convenient, patient-friendly dosage forms such as taste-masked orally disintegrating tablets and suspensions;

•	customize pharmacokinetic profiles through timed drug release to improve therapy;

•	enhance bioavailability, or absorption by the body, leading to lower doses of drugs; and

•	improve therapeutic effect through gastro-protection.

We believe we are able to improve the therapeutic efficacy and safety profile of drugs and enhance patient compliance through the application of our drug formulation technologies. We have the ability to manufacture commercial-scale quantities of products utilizing our drug formulation technologies.

Customized Release

Our customized release platform has four separate technologies: Diffucaps®, Diffutab®, Eurand Minitabs® and Orbexa®. These technologies can be selected on the basis of the desired pharmacokinetic profile, the nature of the drug substance and the market requirements for the finished dosage form. These technologies can be used to provide a sustained release of the drug to reduce daily dosing requirements, or to release at selected sites in the gastrointestinal tract or at selected times after ingestion to potentially improve therapeutic benefits or the safety profile. Alternatively, the drug can be set to release at a time of day when patients are most at risk from the acute disease effects, such as the early morning for cardiovascular disease.

•	Diffucaps technology consists of multiparticulate systems in which customized release profiles are achieved by layering polymer membranes onto drug-containing cores. The type and thickness of these membranes control the speed and location at which the drug exits the core because the membranes are sensitive to pH and dissolve at different rates. By incorporating beads of differing drug release profiles into hard gelatin capsules, customized release profiles can be achieved. This technology has the potential to exhibit less variability than a controlled-release tablet, which typically has only a single drug release characteristic. Diffucap dosage units can contain one or more drugs, and one or more drug release profiles can be incorporated into a single dosage unit. In comparison to tablets, multiparticulates generally exhibit decreased food effects and decreased variability between patients.

•	Diffutab technology consists of a blend of waxes and polymers that control drug release through diffusion and erosion. Diffutab is an effective means of creating sustained release, once-a-day formulations of high-dosage products.

•	Eurand Minitabs are very small, cylindrical tablets. These tablets can contain materials that are able to form gels in water-based environments, and the rate of drug release is modified by its need to exit the gel layer. The tablets can also be coated with polymer membranes that are sensitive to pH or take time to dissolve, allowing the site or the time at which the drug is released in the body to be controlled. These tablets possess the advantages of multiparticulates in that they can be filled into hard-shell gelatin capsules. As a result, combination products can be developed to allow for two or more release profiles within a single capsule. Eurand Minitabs are able to contain a high level of drug in comparison to the total weight of the finished dosage form, and drug release rates can be fine-tuned.

•	Orbexa technology consists of a process whereby a concentrated formulation of a drug is extruded as a ribbon through a fine nozzle, cut and then shaped, a process called spheronisation, to produce beads suited to formulation as sustained or controlled release multiparticulates. This process allows a high concentration of a drug to be present in the beads, and speed and simplicity make the technology suited for use with sensitive materials such as proteins.

Dosage Form

Our dosage form technologies create convenient, patient-friendly dosage forms, such as orally disintegrating tablet formulations, liquid suspensions and sprinkles. We are able to apply our Microcaps taste-masking technology to all these dosage forms.

•	Microcaps taste-masking. The ability to mask the bitter or irritant characteristics of many drugs with flavors and sugars is limited, and coating of the drug is generally required to achieve maximum taste-masking effectiveness. Our Microcaps technology deposits a polymer layer around the drug particles to form a complete and continuous barrier.

•	Orally disintegrating tablets. We have two commercialized orally disintegrating tablet technologies, AdvaTab®, through our license with Kyowa Hakko, and our internally developed Zipletstm. We are able to combine either of these dosage forms with our particle-coating technologies for taste-masking, gastro-protection and controlled release. Our technologies allow us to produce pleasant-tasting tablets that dissolve in the mouth in seconds. We are able to manufacture this easy-to-administer dosage form using standard tableting and packaging equipment, thus eliminating the need for expensive specialty packaging.

•	Liquitard liquid suspensions. Oral administration of certain dosage forms, such as medium- to large-sized capsules and tablets, can be problematic for patients having difficulties swallowing, such as pediatric and geriatric populations, or patients with severe clinical conditions. Using our Liquitard technology, we can incorporate both our taste-masking and controlled-release technologies into permanent or temporary suspensions.

Bioavailability Enhancement

Biorise technology enhances solubility and absorption of insoluble drugs by creating stable nanocrystalline and amorphous drug forms that can be produced as capsules or tablets. The result is that the onset of therapeutic action is faster, lower amounts of a drug can be used for equivalent efficacy, and promising molecules that could not ordinarily be drug candidates due to low absorption can now enter a development pipeline. Biorise does not modify the chemical structure of the drug compound and, as a result, we do not expect to be required to repeat initial clinical trials and toxicity studies for products using Biorise.

Drug Conjugation

Our drug conjugation technology utilizes approved biocompatible carbohydrate carriers such as hyaluronic acid as delivery vehicles for active compounds. Hyaluronic acid is a ubiquitous molecule in the body approved by the FDA for injection. The inherent functional properties of hyaluronic acid molecules give them the potential to act as both inert carriers and biologically active drug transporters. We covalently link drug molecules with proven therapeutic efficacy to a selected carrier in a process of rational drug design. This technology can be used to protect sensitive molecules from degradation, extend half-life, and target drugs to specific organs. The polymers are biocompatible, highly water-soluble, and have multiple sites for drug conjugation. Tumor cells over-express receptors for hyaluronic acid. It has been shown that changes in receptor expression and hyaluronic acid binding are involved in disease progression. Therefore, we believe hyaluronic acid may be used for its passive properties of potentially increasing drug half-life and/or for its more active properties to target tumor cells with a therapeutic payload.

Research and Development

We have built a research and development organization that includes expertise in product formulation, pharmaceutical development, physical pharmacy and clinical development. We focus our research and development efforts primarily on making proprietary improvements to marketed or development-stage products through the application of our drug formulation technologies. Improvements to existing products generally involve less development and regulatory risk and shorter time from concept to market than traditional new drug developments.

We have an in-house product pipeline team that oversees development activities with representatives from each of our departmental functions. This team meets regularly to discuss product concepts and conduct our product portfolio management assessments. As a result of input from this team and external sources, we are able to identify product concepts that meet a therapeutic need, that can be developed and produced and that are commercially valuable. We test our concepts through input from external key opinion leaders.

Our research and development activities include collaborating with many leading pharmaceutical and biotechnology companies to provide formulation solutions to enhance their products or aid in product life-cycle management. We have signed six new co-development agreements in 2007 with pharmaceutical companies located in the United States, Europe and Japan. As of December 31, 2007, we had 112 employees in the research and development department worldwide, including over 40 with Ph.D.s, masters or medical degrees. Our research and development activities are conducted both in the United States and Italy.

Manufacturing

We supply finished pharmaceutical products to our various licensees and marketing collaborators for packaging and sale worldwide. All of our facilities are operated in compliance with cGMP and good laboratory practices, or GLP, and are audited by the relevant authorities. Our facilities provide us with the capacity to manufacture products for ourselves and our collaborators.

We have undergone successfully numerous audits by customers and regulatory agencies, including the FDA and European authorities. The DEA has approved our United States location for the research and manufacture of DEA-regulated controlled substances, and the relevant European authorities have approved our main Milan facility for the research and manufacture of controlled substances.

To compete within our industry, we believe that a comprehensive research, development and manufacturing infrastructure is critical. In addition, our ability to provide these services to our collaboration partners enhances our ability to attract collaborators. We believe that our scale-up and manufacturing experience, coupled with our multinational manufacturing infrastructure, offers us a competitive advantage over many of our competitors, including our ability to:

•	accelerate development, scale-up and commercialization of our development candidates and products;

•	maintain control over our technologies;

•	maximize our revenue streams and profitability;

•	control interactions with regulatory agencies; and

•	facilitate product approval.

We believe our current manufacturing capabilities in our existing facilities are sufficient for our present and future operations, and we currently have no material expansion plans. We believe, however, that we have the ability to expand our manufacturing capacity in our existing facilities, if needed.

Intellectual Property

We actively seek patent protection for the proprietary technology that we consider important to our business, including compounds, compositions and formulations and their methods of use and the processes for their manufacture. In addition to seeking patent protection in the United States, we generally file patent applications in Canada, Europe, Japan and other countries on a selective basis to further protect the inventions that we consider important to the development of our business worldwide. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary positions. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights as we develop new technologies or expand into new territories.

Patents and Proprietary Technology

Patents, proprietary rights and trade secrets are important to our business. Our patent portfolio contains approximately 100 patent families that consist of over 300 granted patents and over 100 pending applications. We continue to file new applications on an ongoing basis. Our current patent portfolio is largely composed of patents with claims directed to formulation technologies and related materials, processes, equipment and methods of manufacture. In most cases, the drug in the products we develop is either proprietary to our collaborator or readily available; but we also supplement the portfolio with product patents, which, by way of example, may contain more specific claims directed to a particular drug or class of drugs in combination with a formulation technology.

Our controlled-release Diffucaps® technology is present in a number of products marketed worldwide such as: in the United States, Innopran XL®, and Amrix®; in Japan, NitorolR®; and in Europe, Diffu-K®, Slozem® and Diclomax Retard®. The Diffucaps® technology portfolio contains a number of patents granted throughout the world, including four in the United States and one in Europe, with expiry dates between 2021 and 2022 (unless otherwise extended or reduced). Recent developments include the design and clinical testing of Diffucaps® systems designed to deliver weakly basic drugs that are practically insoluble above pH 6.8, for absorption throughout the gastrointestinal tract. In 2007, we filed two new U.S. patent applications related to this technology.

Our Microcaps® technology is present in Children’s Tylenol®, Advil® chewable tablets, Rulide® Roxithromycin tablets for suspension and Cibalginadue® Ibuprofen. Patents that describe our Microcaps® technology have been granted in various countries throughout the world, including six in the United States and four in Europe. These patents have expiry dates between 2011 and 2020 (unless otherwise extended or reduced). Recent developments include the design and clinical testing of Microcaps systems designed based on the pore-former approach to rapidly release the drug upon entry into the stomach to enhance the probability of being bioequivalent to RLD (reference listed drug) product. Currently, we have four U.S. patent applications related to this technology.

The AdvaTab® technology is licensed from Kyowa Hakko as a worldwide license that is exclusive subject to Kyowa Hakko’s reservation of certain rights. The technology platform includes seven United States patents, four European patents and three Japanese patents with expiry dates from 2013 to 2020 (unless otherwise extended or reduced). Kyowa Hakko or Eurand also has over 20 pending patent applications for this technology. The pending applications, improvements and new patent filings are subject to the license agreement. Recent developments at Eurand include the design and clinical testing of AdvaTab systems wherein the Microcaps® and AdvaTab® technologies are combined to produce patient-friendly orally disintegrant tablet dosage forms. there are several pending patent applications with U.S. Patent & Trade-mark Office. Some of the pending patent applications include orally disintegrating tablet systems based on the combination of Diffucaps® and AdvaTab® technologies.

Our Biorise® bioavailability enhancement technology portfolio includes four U.S. patents, five European patents and at least one Japanese patent, with expiry dates between 2009 and 2022 (unless otherwise extended or reduced). There are over 20 pending patent applications relating to this technology.

Our polymer conjugation technology portfolio includes new chemical entity and technology patents, including four U.S. and three European issued patents. These patents have expiry dates between 2018 and 2022 (unless otherwise extended or reduced). There are in excess of ten pending patent applications relating to this technology.

The products that we currently produce on behalf of our collaborators or licensors may or may not be covered by patents in our portfolio. These patents, if present, may form only a part of our collaborator’s strategy for market exclusivity. Our patent portfolio is also broad and diversified and it is our belief that, based on our current revenue model, the loss of individual patents in our portfolio through expiry, litigation or a business decision not to maintain them would not have a material impact on our revenue.

We own several product-specific patents, including: (i) one Orange Book listed U.S. patent (US 6500454), with an expiry date October 4, 2021 (unless otherwise extended or reduced), for GSK ’s Innopran XL® product; and (ii) U.S. and European patents, which expire in 2019 (unless otherwise extended or reduced), for Novartis’ Cibalginadue®, Ibuprofen. Respectively, for the year ended December 31, 2005 these products accounted for less than 2% and 1% of our revenues and we would not expect the loss of these patents, through expiry, litigation or a business decision not to maintain them to have a material affect on our business.

We have filed three patent applications in the United States and abroad seeking protection for our lead product candidate, Zentasetm. The patent applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. In addition, we believe features of our pipeline products are specifically covered by certain patents or patent applications in our portfolio.

At any given time, the precise composition of our patent portfolio may change due to decisions we make in the course of our normal business practices not to maintain issued patents or to cease the prosecution of patent applications in certain selected territories or technology areas.

Generally, our employees and consultants execute a confidentiality agreement upon commencement of an employment or consulting relationship with us. The agreements provide that all confidential information developed or made known to an individual during the course of the employment or consulting relationship will be kept confidential and not be disclosed to third parties except in specified circumstances. In the case of employees, where not otherwise provided for under local law, the agreements provide that all inventions made by the individual while employed by us will be our exclusive property or are assignable to us. There can be no assurance, however, that these agreements will provide meaningful protection for our intellectual property, including our trade secrets, in the event of unauthorized use or disclosure of such information.

The patent position of drug formulation companies generally is highly uncertain and unpredictable because the determination of the scope of claims in biotechnology and pharmaceutical patents involves complex legal and factual questions. Consequently, there can be no assurance that we will be granted patents in respect of the claims in any of our currently pending or future patent applications, and we can offer no assurance that, in the event any claims in any of our issued patents are challenged by one or more third parties, any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable or sufficiently broad in scope to protect our proprietary rights. Further, we may not have the necessary financial resources to enforce our patents.

Trademarks

We have registered, or have pending applications for the registration of, certain of our trademarks in various countries, which allow us to create brand recognition of our products and enhance loyalty within our customer base. We actively manage our trademark portfolio, maintain long standing trademarks that are in use, and file applications for trademark registrations for new brands in all relevant jurisdictions. Although we police our trademark portfolio, our efforts may be unsuccessful against competitors, potential infringers or other violating entities, and we may not have adequate remedies for any misappropriation or infringement of our trademark rights because, for example, a violating company may be insolvent. At any given time, the precise composition of our trademark portfolio may change due to decisions we make in the course of our normal business practices not to use or maintain trademarks or to cease the prosecution of trademark applications in certain selected territories or technology areas.

Know-how

In addition to our patents, trade secrets and trademarks, we have established a proprietary knowledge base around our technologies, manufacturing processes and procedures, general business processes and project management systems. Our policy is to protect this information by, among other things, entering into confidentiality agreements with parties that have access to it, such as certain of our collaboration partners, licensees, employees and consultants.

Competition

The pharmaceutical industry is highly competitive and subject to rapidly advancing technologies. We and our collaborators face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in drug development activities or funding, both in the United States and abroad. Some of these entities are pursuing the development of drugs and other products that target the same diseases and conditions that we and our collaborators target in preclinical studies and clinical trials.

Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we have. Many of them also have more experience than we have in conducting preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals. Accordingly, our competitors may succeed more rapidly than we or our collaborators in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approval and commence commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities. In addition, our competitors’ success in obtaining patents may make it difficult or impossible for us to compete with them.

Our competitors may also be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our products; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with our product candidates, our co-development products, or other products that we have developed or may in the future develop. For example, in 2007, Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates.

Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer side effects, are more convenient or are less expensive than any of the products that we currently sell or may sell in the future. In addition, our ability to compete may be affected in some cases because insurers and other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive from a cost perspective to patients, providers or payors.

Currently, we do not market any pharmaceutical products directly to the consumer, but rely on our collaborators to commercialize our products. If our proprietary clinical-stage product candidates are approved, they will compete with currently marketed drugs and potentially with product candidates in development for the same indications, including those marketed by our collaboration partners. In the event our products compete with our existing collaborators’ products, we may lose those collaborators or experience decreased sales of existing products with no corresponding increase in revenues.

We are one of the largest suppliers of currently marketed PEPs in the United States and the manufacturer and exclusive supplier of enteric coated PEPs to Axcan Pharma and IMPAX Laboratories. Although we anticipated, based on the FDA’s original 2004 guidance, a significant reduction in the number of PEPs on the market as of April 28, 2008, this decline in competition may not occur. FDA’s amended guidance in October 2007 now only requires that for companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, such companies submit an NDA on or before April 28, 2009 and continue diligent pursuit of regulatory approval in order to satisfy the April 28, 2010 deadline. The level of competition that Zentasetm, if approved, will face from products in the United States depends on whether the manufacturers of currently marketed products file INDs by the deadline set by the FDA and ultimately obtain approval for their NDAs and; if they do not follow the current guidance, whether the FDA takes regulatory action against these manufacturers and the nature of any such action.

If approved, Zentasetm will potentially compete with currently marketed porcine-derived PEPs from Axcan Pharma, Johnson & Johnson, Solvay Pharmaceuticals, KV Pharmaceuticals and IMPAX Laboratories. In addition, we understand that Altus Pharmaceuticals, Biovitrum and Meristem Therapeutics have product candidates in clinical development that could compete with Zentasetm. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA and provided a date suggesting a four month review. The Ultrase product has been licensed to Axcan by us, and we receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product. If approved, Ultrase would compete with Zentasetm. In August 2007 Solvay announced that it had received an approvable letter for Creon requesting additional clinical information and CMC information. A Phase III trial was initiated in November 2007 and the company has announced that it plans on completion by March 2008.

Our drug formulation technologies compete with existing technologies such as those utilized by Alza (a subsidiary of Johnson & Johnson), Biovail, Elan, Skye Pharma, Cima (a subsidiary of Cephalon) and KV Pharmaceuticals among others. Our drug formulation technologies will also compete with new drug development technologies that may be developed or commercialized in the future. Any of these technologies may receive governmental approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become noncompetitive or obsolete.

Our ability to compete successfully is based on many factors, including our ability to protect our trade secrets, proprietary know-how and manufacturing processes; our ability to retain and recruit skilled and experienced scientific, clinical development, commercial and executive personnel; and the positive differentiation of our product candidates according to their efficacy, safety profile and convenience relative to competing products.

Government Regulation

We operate in a highly controlled regulatory environment. Stringent regulations establish requirements relating to analytical, toxicological and clinical standards and protocols in respect of the testing of pharmaceuticals. Regulations also cover research, development, manufacturing and reporting procedures, both pre- and post-approval. In many markets, especially in Europe, marketing and pricing strategies are subject to national legislation or administrative practices that include requirements to demonstrate not only the quality, safety and efficacy of a new product, but also its cost-effectiveness relating to other treatment options. Failure to comply with regulations can result in stringent sanctions, including product recalls, withdrawal of approvals, seizure of products and criminal prosecution.

Before obtaining regulatory approvals for the commercial sale of many of our products, we or our collaboration partners must provide sufficient evidence through preclinical studies and clinical trials that our product candidates are safe and effective. Historically, the results from preclinical studies and early clinical trials often have not accurately predicted results of later clinical trials. In addition, a number of new drug formulation products have shown promising results in clinical trials but subsequently failed to establish sufficient safety and efficacy results to obtain necessary regulatory approvals. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical studies and clinical trials. Many factors can delay the commencement and rate of completion of clinical trials, including the inability to recruit patients at the expected rate, the inability to follow patients adequately after treatment, the failure to manufacture sufficient quantities of materials used for clinical trials, and the emergence of unforeseen safety issues and governmental and regulatory delays. If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical studies and clinical trials. Additionally, as a result of these failures, we may also be unable to find additional collaboration partners or to obtain additional financing.

Governmental authorities in all major drug markets require that a pharmaceutical product be approved or exempted from approval before it is marketed, and have established high standards for technical appraisal, which can result in an expensive and lengthy approval process. The time to obtain approval varies by country. In the past, it generally took from six months to four years from the date of application, depending upon the quality of the results produced, the degree of control exercised by the regulatory authority, the efficiency of the review procedure and the nature of the product. Some products are never approved. In recent years, there has been a trend towards shorter regulatory review times in the United States as well as our major European markets, despite increased regulation and higher standards for quality, safety and efficacy.

Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications. However, the past ten years have shown a gradual trend toward harmonization of drug approval standards, starting in individual territories in Europe and then in the EU as a whole, in Japan, and in the United States under the aegis of the International Conference on Harmonization, or ICH. In many cases, compliance with ICH Guidelines as well as EU and US regulation standards helps avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and certain other countries such as Canada and Australia.

A summary of the United States and EU regulatory process follows below.

United States

In the United States, drugs are subject to rigorous regulation by the FDA. The FDCA and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record-keeping, packaging, labeling, adverse event reporting, advertising, promotion, marketing, distribution and import and export of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions and/or prevent it from obtaining or maintaining required approvals or to market drugs. Failure to comply with the applicable U.S. requirements may subject us to stringent administrative or judicial sanctions, such as agency refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions or criminal prosecution.

Unless a drug is exempt from the new drug application process, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation studies;

•	submission to the FDA of a request for an investigational new drug, or IND, exemption for human clinical testing;

•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication;

•	submission to the FDA of a NDA;

•	a potential public hearing of an outside advisory committee to discuss the application;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

•	FDA review and approval of the NDA.

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies. For studies conducted in the United States, and certain studies carried out outside the United States, we submit the results of the preclinical studies, together with manufacturing information and analytical results, to the FDA as part of an IND, which must become effective before we may commence human clinical trials. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND does not always result in the FDA allowing clinical trials to commence.

The FDA may refuse to accept the IND for review if applicable regulatory requirements are not met. Moreover, the FDA may delay or prevent the start of clinical trials if the manufacturing of the test drugs fails to meet cGMP requirements or the clinical trials are not adequately designed. Such government regulation may delay or prevent the study and marketing of potential products for a considerable period of time and may impose costly procedures upon a manufacturer’s activities. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot continue without FDA authorization and then only under terms authorized by the FDA.

Success in early-stage clinical trials does not assure success in later-stage clinical trials. Results obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even withdrawal of the marketing approval for the product.

Clinical Trials.  Clinical trials involve the administration of the investigational drug to people under the supervision of qualified investigators. We conduct clinical trials under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. We must submit each protocol to the FDA as part of the IND.

We conduct clinical trials typically in three sequential phases, but the phases may overlap or be combined. An independent IRB must review and approve each trial before it can begin. Often an independent Data and Safety Monitoring Board is in place to monitor study conduct. Phase I includes the initial introduction of an IND into a small number of humans. These trials are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These trials are designed to determine the metabolic and pharmacologic actions of the drug in humans and the side effects associated with increasing doses as well as, if possible, to gain early evidence on effectiveness. Phase II usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible common or uncommon adverse effects and safety risks and preliminarily evaluate the efficacy of the drug for specific indications in PR trials, biomarkers are often used as surrogates of efficacy. Phase III trials are large trials used to further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that we will successfully complete Phase I, Phase II or Phase III testing within any specified period of time, if at all. Furthermore, clinical trials may be suspended at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

NDAs and ANDAs.  After successful completion of the required clinical testing, generally a NDA, or an ANDA for generic drugs, is prepared and submitted to the FDA. FDA approval of the NDA or ANDA is required before marketing of the product may begin in the United States. The NDA must include the results of any clinical and other testing and a compilation of results relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding safety and efficacy of a proposed drug that comes from trials not conducted by or for the applicant and for which trials the applicant has not obtained a specific right to reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. The FDA’s April 2006 ’Guidance for Industry’ indicated that companies filing NDA applications for PEPs may file section 505(b)(2) applications. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product, although this interpretation is the subject of some controversy. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical information needed by the FDA to support the change. The cost of preparing and submitting a NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under a NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Currently, there are no fees assessed for ANDAs.

The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the FDA threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under U.S. federal law, the FDA has agreed to certain performance goals in the review of NDAs. Most such applications for non-priority drug products are to be reviewed within ten months. The review process may be significantly extended by FDA requests for additional information or clarification. The FDA may also refer applications to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. This often, but not exclusively, occurs for novel drug products or drug products that present difficult questions of safety or efficacy. The FDA is not bound by the recommendation of an advisory committee.

Before approving an application, the FDA may inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the NDA or ANDA manufacturing process and manufacturing facilities are acceptable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met to secure final approval of the application. Upon timely compliance with the conditions stated in the approvable letter, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require additional trials or post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions on the use of the drug, which can materially affect its potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if additional safety problems are identified following initial marketing.

If the FDA’s evaluation of the NDA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or ANDA and may issue a not approvable letter. The not approvable letter outlines major deficiencies in the submission and often requires substantial additional testing or information for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain results assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for the submission of results or full or partial waivers from the PREA requirements (for example, if the product is ready for approval in adults before pediatric studies are complete, if additional safety data is needed, among others).

Postmarketing Requirements.  Once the NDA or ANDA is approved, the sponsor of the product will be subject to certain post-approval requirements, including requirements for adverse event reporting, submission of periodic reports, manufacturing, labeling, packaging, advertising, promotion, distribution, record-keeping and other requirements. For example, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. In addition, the FDA requires the reporting of any adverse effects observed after the approval or marketing of a product candidate and such events could result in limitations on the use of such approved product or its withdrawal from the marketplace. Also, some types of changes to the approved product, such as manufacturing changes and labeling claims, are subject to further FDA review and approval. Additionally, the FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing products, any restriction on our ability to advertise or otherwise promote claims of superiority, or any requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products and our costs.

Generic Competition.  Once a NDA, including a 505(b)(2) NDA, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an ANDA. Specifically, a generic drug that is the subject of an ANDA must be bioequivalent and have the same active ingredient(s), route of administration, dosage form, and strength, as well as the same labeling, with certain exceptions, as the listed drug. If the FDA deems that any of these requirements are not met, additional results may be necessary to seek approval.

ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the drug product. Rather, they are required to show that their drug is pharmaceutically equivalent to the innovator’s drug and also conduct “bioequivalence” testing to show that rate and extent by which the ANDA applicant’s drug is absorbed does not differ significantly from the innovator product. Bioequivalence tests are typically in vivo studies in humans but they are smaller and less costly than the types of Phase III trials required to obtain initial approval of a new drug. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

With respect to NDAs, U.S. federal law provides for a period of three years of non-patent market exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials, other than bioavailability studies, conducted by or for the sponsor. During this three-year period the FDA cannot grant effective approval of an ANDA or a 505(b)(2) NDA for the same conditions of approval under which the NDA was approved.

U.S. federal law also provides a period of five years following approval of a new chemical entity that is a drug containing no previously approved active ingredients, during which ANDAs for generic versions of such drugs, as well as 505(b)(2) NDAs, cannot be submitted unless the submission contains a certification that the listed patent is invalid or will not be infringed, in which case the submission may be made four years following the original product approval. If an ANDA or 505(b)(2) NDA applicant certifies that it believes one or more listed patents is invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder or exclusive patent licensee then initiates a suit for patent infringement against the ANDA or 505(b)(2) NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until either 30 months have passed or there has been a court decision holding that the patents in question are invalid or not infringed. If an infringement action is not brought within 45 days, the ANDA or 505(b)(2) NDA applicant may bring a declaratory judgment action to determine patent issues prior to marketing. If the ANDA or 505(b)(2) NDA applicant certifies as to the date on which the listed patents will expire, then the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until those patents expire. The first ANDA(s) submitting substantially complete application(s) certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days of marketing exclusivity, starting from the date of the first commercial marketing of the drug by the applicant, during which subsequently submitted ANDAs cannot be granted effective approval. The first ANDA applicant can forfeit its exclusivity under certain circumstances; for example, if it fails to market its product or meet other regulatory requirements within specified time periods.

From time to time, including presently, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

European Economic Area

A medicinal product may only be placed on the market in the EEA, composed of the 27 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC (as recently amended by Directive 2004/27/EC), or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure.  Regulation 726/2004/EC now governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMEA. That authorization is valid throughout the entire community and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMEA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of a biotechnological process in accordance with Paragraph 1 to the Annex to the Regulation. Medicinal products for human use containing a new active substance for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes must also be authorized centrally. Starting on May 20, 2008, the mandatory centralized procedure is extended to autoimmune diseases and other immune dysfunctions and viral diseases. Finally, all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000 must be authorized under the centralized procedure. An applicant may also opt for assessment through the centralized procedure if it can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the community level. For each application submitted to the EMEA for scientific assessment, the EMEA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application. If the opinion is positive, the EMEA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the community.

Mutual Recognition and Decentralized Procedures.  With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products that are placed on their markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the community under the mutual recognition or decentralized procedure. Mutual recognition is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, or SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The total procedural time is 180 days.

The decentralized procedure is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt.

For both mutual recognition and decentralized procedures, if a concerned member state objects to grant of a marketing authorization on grounds of a potential serious risk to public health, it may raise a reasoned objection with the reference member state. The points of disagreement are in the first instance referred to the Co-ordination Group on Mutual Recognition and Decentralized Procedures, or CMD, to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, then the matter is referred to the EMEA and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding Commission decision.

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive 2003/94/EC and Volume 4 of the rules governing medicinal products in the European community. Moreover, community law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the European community in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community.

There are various types of applications for marketing authorizations:

Full Applications.  A full application is one that is made under any of the community procedures described above and “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (1) pharmaceutical (physico-chemical, biological or microbiological) tests, (2) preclinical (toxicological and pharmacological) studies and (3) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

Abridged Applications.  Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant provide the results of its own preclinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (1) cross-referral to an innovator’s results without consent of the innovator, (2) well established use according to published literature and (3) consent to refer to an existing dossier of research results filed by a previous applicant.

Cross-referral to Innovator’s Data.  Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

•	having the same qualitative and quantitative composition in active substance as the reference medicinal product;

•	having the same pharmaceutical form as the reference medicinal product; and

•	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. Where the reference product was granted a national marketing authorization pursuant to an application made before October 30, 2005, the protection period is either six years or ten years, depending upon the election of the particular member state concerned. Where the reference product was granted a marketing authorization centrally, pursuant to an application made before November 20, 2005, the protection period is ten years. For applications made after these dates, Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total ten years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is not that the competent authority does not have before it relevant tests and trials upon which to assess the efficacy and safety of the generic product, but that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The ten-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

If the copy product does not meet the definition of a generic medicinal product or if certain types of changes occur in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate preclinical studies or clinical trials must be provided by the applicant.

Well-established Medicinal Use.  Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own preclinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well-established medicinal use within the community with recognized efficacy and an acceptable level of safety. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances will constituents be treated as having a well-established use if they have been used for less than ten years from the first systematic and documented use of the substance as a medicinal product in the community. Even after ten years’ systematic use, the threshold for well established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is ten years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published preclinical literature refers, additional preclinical and/or clinical results would have to be provided.

Informed Consent.  Under Article 10c of Directive 2001/83/EC, following the grant of a marketing authorization the holder of such authorization may consent to a competent authority utilizing the pharmaceutical, preclinical and clinical documentation that it submitted to obtain approval for a medicinal product to assess a subsequent application relating to a medicinal product possessing the same qualitative and quantitative composition with respect to the active substances and the same pharmaceutical form.

Law Relating to Pediatric Research and Vulnerable Populations.  Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the European Community on January 26, 2007 (the time the Regulation entered into force), to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities, unless the product is subject to an agreed waiver or deferral. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation will impose the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the ten-year market exclusivity period for such orphan products is extended to 12 years. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, which, on approval, will provide ten years’ regulatory results and marketing protection for the pediatric results.

Post-authorization Obligations.  An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post-authorization regulations relating to the marketing and other activities of authorization holders. These include requirements relating to adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers.

Other Countries

In addition to regulations in the United States and the EU, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not our products receive approval from the FDA, approval of such products must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Related Matters

From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA or EMEA and other applicable regulatory bodies to which we are subject. In addition, regulations and guidance are often revised or reinterpreted by the national agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether such legislative changes will be enacted, whether FDA or EMEA regulations, guidance or interpretations will change, or what the impact of such changes, if any, may be. We may need to adapt our business and product candidates and products to changes that occur in the future.

Pharmaceutical Pricing and Reimbursement

In the United States and other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies to demonstrate the cost- effectiveness of our products. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In 2003, the U.S. government enacted legislation providing a partial prescription drug benefit for Medicare recipients, beginning in 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive FDA marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations would negotiate prices for our products, which would likely be lower than we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals including our once-daily tramadol product and other drug candidates that we are developing.

In addition, an increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical pricing. The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.

In some countries, particularly the countries of the EEA, the pricing of prescription pharmaceuticals and/or their inclusion in the scope of the national health insurance schemes is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing on the market of a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to that of other available products.

After regulatory approval has been obtained, further studies, including Phase 4 post-marketing studies, may be required to provide additional data on safety, to validate surrogate efficacy endpoints, or for other reasons, and the failure of such studies can result in a range of regulatory actions, including withdrawal of the product from the market. Further studies will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially approved. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including any change in indication, manufacturing process, labeling or manufacturing facility, it may be necessary to submit an application seeking approval of such changes to the FDA or foreign regulatory authority. Moreover, marketed products are subject to continued regulatory oversight by the Office of Medical Policy Division of Drug Marketing, Advertising, and Communications, and the failure to comply with applicable regulations could result in marketing restrictions, financial penalties and/or other sanctions.

We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws, false claims laws and physician self-referral laws. Violations of these laws are punishable by criminal, civil and/or administrative sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid and veterans’ health programs. Because of the far-reaching nature of these laws, we cannot assure you that the occurrence of one or more violations of these laws would not result in a material adverse effect on our business, financial condition and results of operations.

Our operations are also subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act prohibit entities such as us from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickbacks, bribes or rebates) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the federal anti-kickback law is a felony, punishable by criminal fines and imprisonment for up to five years or both. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in federal health care programs such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third party payors.

Insurance

We maintain property insurance and general, commercial and product liability policies in amounts we consider adequate and customary for a business of our kind. However, because of the nature of our business, we cannot assure you that we will be able to maintain insurance on a commercially reasonable basis or at all, or that any future claims will not exceed our insurance coverage.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Properties and Infrastructure

We own and operate two facilities in Milan, Italy. The main facility, which houses administrative, research, production and warehouse activities, is approximately 151,000 total square feet in size and was built in 1996. The laboratory and office space were expanded in 2001. We acquired the second facility in 2000 through the acquisition of Pharmatec International S.r.l. This approximately 60,000 square-foot production facility was completely renovated in 2003. In January 2008, we began construction of an office extension to the manufacturing facility which is expected to add office space of approximately 3,700 square feet during 2008.

We also own a manufacturing facility of approximately 22,000 square feet in Nogent-Oise, France. This facility was constructed in 1977 and has been upgraded and renovated a number of times over the years, most recently in 2005, when we renovated certain testing and quality control laboratory areas in the facility.

Our United States operations are based near Dayton, Ohio, where we own a facility of approximately 101,000 square feet, which houses our administrative, research, production and warehouse operations in the United States. This facility was built in 1985 and completely renovated and expanded in 2001. On September 27, 2007, we announced a construction project which includes the renovation of approximately 13,000 square feet of our existing building, as well as a 13,000 square foot addition. In addition, adjacent to the facility, we lease approximately 5,000 square feet of office space that houses certain administrative personnel.

We also lease laboratory and office space of approximately 8,600 square feet in the Area Science Park of Trieste, Italy.

All our manufacturing facilities are operated in compliance with cGMPs and GLPs and are periodically audited by the relevant authorities and customers. We believe that all of our present facilities are suitable for their intended purposes. We believe our current manufacturing capabilities in our existing facilities are sufficient for our present and future operations, and we currently have no material expansion plans. We believe, however, that we have the ability to expand our manufacturing capacity in our existing facilities, if needed.

On May 11, 2007, we entered into a lease for approximately 8,900 square feet of office space at 790 Township Line Road, Yardley, Pennsylvania, which will house certain administrative personnel. The lease commenced on May 11, 2007 and continues for five years.

On November 30, 2007, in conjunction with the acquisition of the SourceCF family of companies, we acquired a lease for approximately 5,500 square feet of office space at 601 Genome Way, Suite 4100, Huntsville, Alabama 35806 which will house certain administrative personnel. The lease commenced on February 1, 2008 and continues for five years, with an opportunity to terminate after two years.

Employees

Discussion of our employees is set forth in “Item 6. Directors, Senior Management and Employees”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information — Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on our proprietary drug formulation technologies. We utilize these technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Two Phase III clinical trials have been completed for our lead product candidate, Zentasetm (formerly known as EUR-1008), for the treatment of exocrine pancreatic insufficiency (EPI). If approved by the FDA, we expect to launch Zentasetm in the US market in 2008, using our own sales and marketing organization, to target sufferers of Cystic Fibrosis, a disease which causes EPI. In addition to Zentasetm, we are also developing a pipeline of products both for our collaboration partners and for our proprietary portfolio. Currently, the most advanced of our pipeline products include two co-development products and one proprietary product candidate. We are an established business with manufacturing and research facilities in the United States, Italy and France and revenues of €84.8 million in 2007.

Prior to 1999, our business represented the drug delivery division of American Home Products Corporation, now Wyeth. During 1999, affiliates of Warburg Pincus LLC and Gearóid Faherty, our Chief Executive Officer, acquired from Wyeth our operating subsidiaries in a series of related transactions. The transactions were financed by sales of equity to, and loans from, Warburg Pincus and Mr. Faherty. Upon consummation of these transactions, Warburg Pincus and Mr. Faherty owned our Series A preference shares. Mr. Faherty and Warburg Pincus remain majority shareholders of our ordinary shares.

Since our separation from Wyeth in 1999, we acquired several businesses and technologies for an aggregate amount of €27.3 million, consisting of:

•	In February 2000, substantially all of the assets of Vectorpharma, providing us with complementary expertise for our Biorise system, new products in the development pipeline and additional research and development capabilities.

•	In June 2000, Pharmatec, which provided us with additional research and development capabilities, additional manufacturing capacity in Italy and several marketed products.

•	In January 2002, certain assets of Polytech, an early-stage company specializing in polymer-based drug conjugation.

•	In December 2007, SourceCF, which provided us with products marketed to the Cystic Fibrosis community. SourceCF has a sales and marketing organization with knowledge of the Cystic Fibrosis market which is expected to be an important market for Zentasetm.

Although the newly acquired activities of SourceCF are different from those of our existing business, we will manage the acquired activities as part of our existing business segment because they are comparatively small in financial terms. We will continue to monitor our activities to determine if our business should be managed in more than one segment.

In addition to these acquisitions, in December 2002, we entered into an agreement with Kyowa Hakko under which we have a worldwide license to practice under patents related to the AdvaTab® technology. The license is exclusive subject to Kyowa Hakko’s reservation of certain rights. For a further description of our arrangement with Kyowa Hakko, see “— Contractual Commitments.”

We are engaged in the development of new products, both independently and in cooperation with collaboration partners, including many of the leading pharmaceutical and biotechnology companies. Currently, our licensees market over 40 different products utilizing our technologies worldwide, including in the United States, Europe, Japan and China. Pursuant to our co-development and licensing agreements, we develop and manufacture products commercialized by our collaboration partners and licensees. We generally seek to retain exclusive manufacturing rights for products that we have developed. We develop and manufacture our products in facilities in the United States, Italy and France. In 2007, we signed six new co-development agreements. See “Risk Factors — Risks Related to Our Business — The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects.” In the future, we will seek to market directly certain products that we develop, including our lead product candidate, Zentasetm.

Financial Operations Overview

Revenues

We generate revenues from product sales, royalties on products our collaborators sell and development fees related to our co-development work. Currently, we do not market any products directly, but rely on our collaborators to commercialize our products. We are establishing our own specialty sales and marketing organization to market our lead product candidate, Zentasetm, in the United States, and to out-license commercial rights to Zentasetm outside of the United States. We intend to market the products sold by SourceCF with Zentasetm and to incorporate SourceCF’s operations into our own sales and marketing organization.

We are a global company with revenues generated in Europe, North America, Asia, South America and Africa. The proportion of our revenues derived from all countries which are a material source of revenue for us is shown in the table below together with revenue from The Netherlands, our country of domicile:

	Total Revenues
	Year Ended December 31,
	2007(1)	2006(1)	2005(1)

USA	40.3%	40.3%	34.6%
Germany	21.0%	18.8%	26.1%
United Kingdom	11.5%	15.6%	13.9%
Japan	6.9%	6.3%	4.2%
Italy	4.8%	6.2%	7.4%
Switzerland	3.7%	3.7%	4.0%
France	2.4%	2.6%	3.2%
Spain	2.1%	1.1%	1.2%
Canada	1.3%	1.3%	0.5%
South Africa	1.3%	1.5%	1.4%
Netherlands	1.2%	0.0%	0.1%
Other	3.5%	2.5%	3.4%

	100.0%	100.0%	100.0%

(1)	For absolute amounts on which these percentages are based please refer to the consolidated financial statements included elsewhere in this Annual Report.

Our revenues have increased by approximately 2% for the year ended December 31, 2007 compared to the same period in 2006. However, this growth would have been approximately 7% for the year ended December 31, 2007 compared to the same period in 2006 had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €3.8 million for the year ended December 31, 2007. For the year ended December 31, 2006 our revenues increased approximately 15% as compared to the previous year for the reasons discussed in “— Results of Operations.”

Product Sales.  Product sales represent revenues from products manufactured in commercial quantities and sold by us to our collaborators, who in turn market and distribute the products. As our co-development and proprietary product candidates are commercialized, we expect product sales to increase. Specifically, we expect product sales to increase as we commercialize Zentasetm, if approved, and the products previously marketed by SourceCF. However, this increase may be partially offset by an expected decrease in sales of the PEP that we currently supply to Impax.

Royalties.  In several cases, we receive royalty revenues from our collaborators equal to a percentage of their sales of the products utilizing our technology. Although product sales historically have accounted for most of our revenues, in the past few years we have entered into royalty arrangements with our collaboration partners for many of our new products. As a consequence, we expect royalty revenues to increase over the next few years as our collaborators start commercialization of these new products.

Development Fees.  Development of a new pharmaceutical formulation generally includes the following stages:

•	feasibility and prototype development;

•	formulation optimization and preparation of pilot clinical samples;

•	scale-up, validation and preparation of clinical samples for regulatory and commercial purposes;

•	clinical trials; and

•	preparation of documents and regulatory filings.

Our new pharmaceutical formulations are either co-developed with collaborators or internally developed. In both situations we are involved in all stages of the formulation development process and perform largely the same types of work although, in general, we only perform clinical trials for the products we develop internally. Clinical trials for co-developed products are typically performed by our collaboration partners. For internal projects, we fund all of the development costs with a view either to out-license the product once it is fully developed and has obtained the applicable regulatory approvals, or to market it directly.

For co-development contracts, we receive development fees from our collaborators for the stages of development we perform. Most of our co-development agreements provide for us to perform feasibility studies and early-stage development activities whereby we receive an hourly service fee; however, certain of our co-development agreements include provisions for the receipt of milestone payments upon the achievement of certain development and/or regulatory goals including, but not limited to, successful completion of development phases, successful demonstration of bioequivalence, and acceptance and approval by the applicable regulatory agencies. Milestone payments are usually structured as lump sum payments, which are due if and when we reach certain mutually agreed-upon development milestones as set forth in the agreements. For the years ended December 31, 2005, 2006 and 2007, we recognized €1.4 million, €2.2 million and €3.6 million of revenue from milestone payments. In many cases, achievement of such milestone payments is based on factors that are out of our control, including, among other things, regulatory approval of the product. In addition, in many cases, decisions directly affecting the receipt of these payments are made in the sole discretion of our collaborator.

Due to the structure of our co-development agreements and the inherent difficulty in predicting progress on development plans, our development fees may fluctuate significantly from quarter to quarter. In addition, development fees will fluctuate depending on the number of co-development agreements we enter into in a given year or quarter.

Expenses

Cost of Goods Sold.  We generally manufacture all of the products we sell. An important component of our cost of goods sold is represented by the cost of materials, in particular, active ingredients, that we purchase from specialized vendors. Other significant components include utilities, depreciation of our fixed assets, and personnel costs used for manufacturing purposes, including stock-based compensation expenses. Products sold by SourceCF are bought from third parties instead of manufactured by us, and although they accounted for less than 1% of cost of goods sold in 2007, they may become significant in future years.

The cost of materials fluctuates in close relationship to the fluctuation of product sales, notably volumes. The majority of the other components of cost of goods sold is generally referred to as indirect costs or overhead and is more stable in nature. Therefore, when product sales increase or decrease rapidly, these indirect costs and overhead do not necessarily move in close relationship with product sales.

Research and Development.  Research and development expenses are primarily incurred at our research and development facilities in developing and testing product candidates, for both co-development projects and internal product pipeline development. More specifically, research and development expenses include:

•	salaries and expenses for personnel, including stock-based compensation expenses;

•	costs of manufacturing clinical samples and related materials;

•	performance of preclinical studies and clinical trials for proprietary products;

•	fees paid to professional service providers, notably in conjunction with independent monitoring of our clinical trials and acquiring and evaluating results in conjunction with our clinical trials;

•	fees paid to regulatory agencies relating to products under development;

•	patent filing and maintenance costs; and

•	depreciation of our fixed assets used for development purposes.

The majority of these costs, including fixed overhead costs, are allocated between co-development projects and projects we undertake on our own behalf, based on the number of hours worked on the projects by our personnel. Direct costs, such as clinical trials, are attributed to the projects to which they relate. On this basis, research and development costs have been divided in our consolidated financial statements as follows:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Research and development expenses attributable to development fees	€3,807	€5,590	€5,432
Other research and development expenses	10,706	10,697	11,678

Research and development expenses	€14,513	€16,287	€17,110

The above figures are discussed in greater detail in “— Results of Operations.”

The underlying expenses incurred for co-development arrangements do not always correlate with the development fee revenues to which they relate, because the costs that contribute directly to development revenues may have been incurred in periods prior to those in which the related revenue is recognized. For example, milestone payments based on performance may relate to work performed in prior periods. In addition, all of our research and development efforts improve and expand our technology platforms with the result that the research and development activities related to our internal pipeline of product candidates benefit from the results of our co-development programs, and vice-versa. Accordingly, total research and development spending is important in understanding our development efforts.

The cost of clinical trials may vary significantly over the life of a program as a result of many factors, including:

•	the number of sites included in the trials;

•	the length of time required to enroll patients;

•	the number of patients that participate in the trials;

•	the duration of patient follow-up called for by the trial protocol or that seems appropriate in light of the results; and

•	the efficacy and safety profile of the product candidate.

We evaluated Zentasetm in Cystic Fibrosis patients suffering from EPI in two Phase III clinical trials. Our pivotal Phase III trial was completed in November 2006 and evaluated Zentasetm in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated Zentasetm in pediatric patients under the age of seven. At the direction of the FDA, we have also measured the amount of Zentasetm present in the gut at various times after administering the product to patients.

We intend to continue to seek new development opportunities, both for our proprietary product pipeline and with collaboration partners. We expect that our research and development expenses will increase as we continue to invest in our product pipeline. Due to the uncertainties associated with clinical trials and the risks inherent in the development process, we are unable to determine the completion costs of the current or future clinical stages of our product candidates or when, or to what extent, we will generate revenue from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel of our management, sales, marketing, finance, accounting, information technology and human resource functions, including stock-based compensation expenses. Other costs primarily include depreciation and utilities not included in cost of goods sold or research and development expenses, and professional fees for legal services, consulting services, accounting and market research services and telecommunications.

We intend to market Zentasetm ourselves in the United States. We have begun to create a specialty sales and marketing organization and in December, 2007 acquired SourceCF, a sales and marketing company. Since the acquisition in December 2007, we have integrated its sales and marketing organization with our own. SourceCF promoted pharmaceutical products and devices to Cystic Fibrosis physicians, patients and caregivers. Using the sales and marketing organization and knowledge acquired from SourceCF, we intend to target approximately 120 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. We intend to combine Zentasetm with SourceCF’s existing products and devices to offer a disease management program tailored to Cystic Fibrosis sufferers’ needs.

As our product pipeline advances to commercialization, we expect to build and leverage our sales infrastructure with these prescribers as well as prescribers in other niche therapeutics areas. Consequently, we expect that our selling, general and administrative expenses will increase in the future due to costs associated in our growing specialty sales and marketing organization, including increased payroll and expanded infrastructure. In addition there will be costs related to publicity and promotional costs in the months before, during and after the launch of Zentasetm.

Increasing complexity of the Company will require additional costs for management and compliance, including increased payroll and increased consulting, legal, accounting, insurance and investor relations costs.

Stock-based Compensation.  The table below shows the impact of stock compensation expenses on our statement of operations.

	Year Ended December 31,
	2003	2004	2005	2006	2007
			(In thousands)

Included in the statement of operations as:
Cost of goods sold	€4	€—	€—	€(5)	€269
Research and development expenses	3	52	4	(36)	240
Selling, general and administrative expenses	29	1	46	(24)	750

Stock option expense	€36	€53	€50	€(65)	€1,259

Stock based compensation consists of stock options granted and shares awarded to employees. Stock options generally vest over four years and expire ten years from the date of grant, except certain options granted in 2000, which were subject to accelerated vesting. During 2007, we granted stock options to employees which were expensed at fair value as they vested. In December 2007, we also awarded 26,100 shares — 50 shares to each employee working for the company as at December 1, 2007. Since there were no future service requirements for employees, the shares were expensed immediately. During 2006, a gain of €65 resulted from forfeitures of previously vested options, while there were no new stock option grants during the year.

Foreign Exchange Gains and Losses.  We purchase foreign exchange contracts so as to hedge our exposure to revaluation of monetary assets and liabilities held on our balance sheet. These contracts do not meet the criteria for hedge effectiveness and, accordingly, they are adjusted to fair value through income. Due to these hedging activities, our foreign exchange gains and losses have not exceeded €330,000 in any single year during the 2003 to 2007 period. We intend to continue the same management policy toward the hedging of our exposure to foreign currency.

Other Operating Expenses.  Other operating expenses are operating expenses that are unusual in nature and occur occasionally. For example, during the year ended December 31, 2005, we incurred other operating expenses of €973,000 related to two potential acquisitions that were not consummated.

Interest Income and Interest Expense.  Interest income consists primarily of interest income earned on our cash and cash equivalents. Interest expense consists of interest on outstanding debt and the amortization of financing costs. As of December 31, 2007, our total debt was €1.6 million, owed to banks and financial institutions. We expect interest income to decrease as the associated expenses of the launch of Zentasetm will precede any revenues generated by the increased spending, using up our cash balances.

Income Taxes

Income taxes consist of current corporate income taxes and deferred tax expense on our reported profits. We are resident and domiciled in The Netherlands, but the majority of our business activity is taxed in other jurisdictions, principally Italy and the United States, where the income is deemed to have originated. Tax benefits are recognized for loss-making subsidiaries where it is more likely than not that future taxable profits will be available to offset the existing net operating losses and deductible temporary differences.

For the three years ended on December 31, 2007, our Italian subsidiaries had cumulative net losses, deriving primarily from restructuring costs, that created uncertainty over our ability to realize the tax benefits associated with these tax losses in future years. Accordingly, for each of the three years ended December 31, 2005, 2006 and 2007, we recorded a valuation allowance against deferred tax assets. In addition, we have never accrued tax benefits on losses from our U.S. operations, where we do not have a history of profitability. The total valuation allowance recognized against our deferred tax assets in our consolidated financial statements as of December 31, 2007 amounted to €18.2 million. These unrecognized deferred tax assets are available to reduce taxable income in the future years.

Our Italian subsidiaries incur income tax expense in loss years as they are subject to IRAP, a regional tax for which interest expense and the major portion of labor costs are not deductible. In the years ended December 31, 2005, 2006 and 2007, we incurred IRAP tax amounting to €759,000, €885,000 and €665,000, respectively.

Critical Accounting Policies

Our operating and financial review and prospects of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various financial conditions and results of operations and, if required, on the exercise of significant judgment and the use of estimates on the part of management in its application. Although we believe that our judgments and estimates are appropriate, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are both important to the presentation of our financial condition and results of operations and they require critical management judgment and estimates about matters that are uncertain:

•	revenue recognition;

•	valuation of pre-launch inventory;

•	research and development expenses;

•	stock-based compensation;

•	income taxes;

•	valuation of goodwill and intangible assets; and

•	derivatives and hedging instruments.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. Our accounting policy for revenue recognition substantially impacts our reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management. Changes in the conditions used to make these judgments can materially impact our results of operations. Management does not believe that the assumptions that underlie its estimates are reasonably likely to change in the future.

Our revenue recognition criteria are explained in detail in the notes to our consolidated financial statements appearing elsewhere in this annual report. What follows is a summary description of how we recognize our various revenue components.

•	Product sales are recognized when title transfers, which generally occurs on the date when we ship products to our customers. Our policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. Provisions for any returns and other adjustments related to sales are provided in the same period the related sales are recorded when historical rates of return indicate such a provision is necessary.

•	Royalties are based on reported sales of licensed products, and revenues are recognized based on contract terms when reported sales are reliably measurable and payment is reasonably assured.

•	Research and development agreements with collaboration partners may provide that development work is compensated at a non-refundable hourly rate for a projected number of hours, and revenue is then recognized at the hourly rate for the number of hours worked.

•	Research and development agreements with collaboration partners generally contain milestone payments based on performance; these payments are recognized when the performance criteria are met.

•	When milestone payments are paid in advance and are not subject to forfeiture, the revenues are deferred and subsequently recognized as income over the related development phase and in accordance with the contract terms.

Up-front payments related to licensing agreements are deferred and recognized ratably over the life of the licensing agreement.

Pre-Launch Inventories

In order to optimize the profit potential and avoid being at a competitive disadvantage, from time to time, we make commercial quantities of product candidates prior to the date that they receive authorization, or notice of authorization, from a government agency to market and sell the product candidate. We refer to these inventories as “pre-launch inventories”. In addition to preparedness for commercialization, we typically produce pre-launch inventory on a commercial scale in order to validate our manufacturing process with the guidelines of the FDA, or other regulatory agencies. The initial production batches or, “validation lots”, can normally be sold when the product is approved.

The decision to capitalize the cost of our pre-launch inventory typically requires us to consider:

•	whether the regulatory process and regulatory requirements for the product are sufficiently well known that it is likely that the product will be approved;

•	whether our manufactured lots will likely have sufficient remaining commercial shelf life at the time it anticipates that the product will be sold; and

•	whether our manufacturing process will be in accordance with the specifications that will likely be approved for the product.

We reviewed the facts and circumstances relating to the €636,000 of inventory of our lead product candidate Zentasetm and we concluded that although we have had other pancrelipase products approved by regulators outside the U.S., no PEP has yet been approved by the FDA and it is the first time that Zentasetm has been presented to a regulator. Accordingly, we have expensed our pre-launch inventory costs related to Zentasetm in the year ended December 31, 2007.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses are of two types.

•	research and development expenses attributable to co-development contracts for which we receive fees from collaborators; and

•	research and development expenses attributable to projects undertaken to research and develop products and technologies on our own behalf.

Research and development expenses consist of research-related direct costs and allocated overhead. Allocated overhead include facilities costs, salaries, other related personnel costs and patent costs. Direct costs include the cost of materials and costs related to clinical trials and pre-clinical studies. Expenses resulting from clinical trials are recorded when incurred based in part on estimates as to the status of the various trials. The two types of expenses are shown on separate lines in the statement of operations.

Stock-based Compensation

Prior to January 1, 2006, we followed the provisions of Accounting Principles Board Opinion No. 25, or (APB 25), to account for stock options awarded to employees. Under APB 25, compensation expense, if any, is measured as the difference between the fair value of the underlying shares and the exercise price on the measurement date, which typically is the date of grant for options awarded by us. Our option grants typically are subject to time-based vesting. Any compensation expense is recognized over the applicable vesting period.

The disclosure-only provisions of FASB Statement No. 123, or SFAS 123, were followed through December 31, 2005. Under SFAS 123, we were required to determine the fair value of stock options awarded to employees on the grant date using an option pricing model. The fair value, along with its hypothetical impact on net income, was disclosed in the financial statement footnotes. SFAS 123 permits nonpublic companies to determine the fair value of employee stock options using the “minimum value” method. The minimum value method is an option pricing model similar to the Black-Scholes option valuation model but with the assumption of zero volatility in future stock price.

Effective January 1, 2006, we adopted FASB Statement No. 123R, or SFAS 123R, which requires us to account for the grant date fair value of our employee stock options. SFAS 123R has been adopted prospectively, meaning that options awarded prior to January 1, 2006 will continue to be accounted for using APB 25 as described above. Options awarded on or after January 1, 2006 are being accounted for under the provisions of SFAS 123R. Our determination of the fair value of share-based payment awards on the grant date using an option valuation model requires the input of highly subjective assumptions, including expected price volatility, exercise patterns (which may be influenced by staff resignations among other considerations), post-vesting forfeiture rate and suboptimal exercise factor.

For the calculation of expected volatility, because we are a newly public company and therefore do not yet possess company-specific historical and implied volatility information, we will base our estimate of expected volatility on the historical volatility of similar entities whose share prices are publicly available. We intend to continue to consistently apply this process using such similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable similar entities, whose share prices are publicly available, would be utilized in the calculation.

The post-vesting forfeiture rate and suboptimal exercise factor are based on the Company’s historical option cancellation and employee exercise information, respectively. The suboptimal exercise factor is the ratio by which the stock price must increase before employees are expected to exercise their stock options. In developing its estimates of post-vesting forfeiture rate and suboptimal exercise factor, due to the limited history, the historical share option exercise experience is not a particularly relevant indicator of future exercise patterns. The Company will continue to evaluate the appropriateness of these assumptions.

As share-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2007 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 3% in the year ended December 31, 2007 based on historical experience. The effect of pre-vesting forfeitures on the Company’s recorded expense has historically been negligible due to the predominantly monthly vesting of option grants. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

If factors change and we employ different assumptions in the application of SFAS 123(R), Share-Based Payment, in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option valuation models to estimate stock-based compensation under SFAS 123(R). Option valuation models were developed for use in estimating the value of traded options, which are listed on organized exchange markets, that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our stock-based payments have characteristics significantly different from those of freely traded, listed options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the lattice model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Employee stock options may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our consolidated financial statements. Alternatively, values may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our consolidated financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee stock-based awards is determined in accordance with SFAS 123(R) using an option valuation model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

On May 16, 2007, the date of the IPO, the Company granted 758,000 stock options to senior management and certain other employees at an exercise price equal to the estimated fair market value of the underlying shares of $16.00 per share, which was the IPO price. During the remainder of the year ended December 31, 2007 the Company granted an additional 199,000 shares, mainly to new employees, with exercise prices equal to the market value of the underlying shares on the grant date as measured in US dollars.

There were no stock options granted in 2006.

In October 2005, we granted 605,000 stock options to senior management and certain other employees at an exercise price equal to the estimated fair market value of the underlying shares of €5.00 per share. In addition to the methodology and factors discussed in the preceding paragraph, in estimating the value of the underlying shares we also considered the value attributed to our shares in connection with a potential acquisition earlier that year as well as the operating results of the 22 months up to the date of grant.

Income Taxes

Income taxes are provided for separately for each jurisdiction in which we operate in accordance with the applicable local laws. This process requires estimates and judgment to evaluate certain tax liabilities and determine the recoverability of certain deferred tax assets. Deferred tax assets and liabilities arise when the tax and financial statement recognition of revenue and expense occur in different accounting periods. Deferred tax assets and liabilities could also be affected by changes in tax laws and rates in the future.

We establish a valuation allowance to reduce deferred tax assets to the extent that evidence indicates it is more likely than not that the deferred tax assets will not be realized in future periods. All available positive and negative evidence is considered in evaluating the ability to recover deferred tax assets, including past operating results, the existence of cumulative losses in recent years and the forecast of future taxable income. Assumptions used to estimate future taxable income include the amount of future state, federal and international pretax operating income and the reversal of temporary differences. These assumptions are consistent with our plans and estimates used to manage our business; however, such assumptions require significant judgment about the forecasts of future taxable income.

Valuation allowances are maintained until it is judged more likely than not that the deferred tax assets will be realized. The release of valuation allowances is credited to income tax benefit (expense) in the statement of operations of the period in which the release occurs.

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets constitute a substantial portion of our total assets. As of December 31, 2007, intangible assets represented approximately 32% of our total assets, with goodwill alone representing approximately 24% of our total assets.

Goodwill arising on acquisitions represents the excess of the purchase price over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed. We carry out an annual impairment review of goodwill unless events occur that trigger the need for an earlier impairment review. During 2007, 2006 and 2005, we performed the required impairment test of goodwill and determined that there was no impairment. We test goodwill for impairment by comparing the present value of the future cash flows expected from the business to the carrying value. As we operate in a single business segment and as a single operating unit, to perform the impairment analysis in 2007, management based the fair value of the entity on the market value of its shares.

Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired. Goodwill is tested for impairment at the reporting unit level in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which, for us, is one reporting unit.

Other intangible assets include purchased patents, licenses and exclusive supply rights and include approximately €5.7 million of assets recently acquired with SourceCF. These assets are carried at cost and amortized on a straight-line basis over the estimated useful lives of ten to 15 years; however, in no case are the useful lives in excess of their legal or contractual period. We assess the impairment of definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Our analysis includes, but is not limited to, the following key factors and assumptions:

•	feedback from actual and potential collaboration partners on the value they attach to a technology or patent;

•	preparation of sales forecasts by product;

•	internal factors, such as the current focus of our business development staff in its search for new development contracts;

•	projections of technological viability over the estimated useful life of the intangible asset;

•	review of period-to-period actual revenues and profitability by product; and

•	a discount rate based on our estimated weighted average cost-of-capital.

When we determine that there is an indicator that the carrying value of definite-lived intangible assets may not be recoverable based on undiscounted future cash flows, we measure impairment based on estimates of discounted future cash flow. These estimates include the assumptions described for goodwill above. If actual cash flows differ from those projected by management, or if there is a change in any of these key assumptions, additional write-offs may be required. Management does not believe that its key assumptions are reasonably likely to change in the future.

Derivatives and Hedging Instruments

We use derivatives and hedging instruments for two purposes:

•	to hedge receivables and payables denominated in foreign currency against exchange rate fluctuations by using forward exchange contracts; and

•	to fix the interest payments on floating rate long-term debt to a fixed rate by using interest rate swaps.

All derivatives are recognized on the balance sheet at fair value. If derivatives and hedging instruments meet the standards for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, then gains and losses arising from changes in the fair value of the hedging instrument are recorded in other comprehensive income. Only to the extent that hedging instruments are ineffective or do not meet the standards for hedge accounting of SFAS 133 are gains and losses recorded in the results of operations. In general, forward exchange contracts do not meet the hedge accounting criteria. Gains and losses from forward exchange contracts are included in foreign exchange gains (losses) in the statement of operations.

Recent Accounting Developments

We review new accounting pronouncements and assess the likely outcome of adoption. For details, refer to Note 2 in the accompanying consolidated financial statements.

Results of Operations

Year ended December 31, 2007 Compared to Year ended December 31, 2006

This table shows how 2007 revenues changed compared to 2006.

	Year Ended December 31,
	2007	2006	Increase (Decrease) Compared to Previous Period
	(Euros in thousands, except percentages)

Product sales	71,076	69,771	1,305	2%
Royalty income	4,373	3,896	477	12%
Development fees	9,372	9,182	190	2%

Total revenues	84,821	82,849	1,972	2%

Revenues.  Our revenues were €84.8 million for the year ended December 31, 2007, compared to €82.8 million for the same period in 2006, an increase of €2.0 million or approximately 2%. However, this growth would have been approximately 7% for the year ended December 31, 2007, compared to the same period in 2006 had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €3.8 million for the year ended December 31, 2007. The increase included revenues of €238,000 or approximately 0.3% from SourceCF, which was acquired on November 30, 2007.

Our products sales were €71.1 million for the year ended December 31, 2007, an increase of €1.3 million, or approximately 2%, compared to the same period in 2006. The increase in product sales growth would have been €4.0 million, or approximately 6%, if negative currency effects worth €2.7 million were excluded. The increase was due to growth from a number of products.

Our royalties were €4.4 million for the year ended December 31, 2007, an increase of €477,000, or 12%, including SourceCF which had approximately €166,000 of royalty income in December 2007.

Our development fees were €9.4 million for the year ended December 31, 2007 compared to €9.2 million for the same period in 2006 — an increase of €189,000, or 2%. The reported increase includes negative foreign exchange effects without which the increase would have been approximately 10%. This increase is mostly explained by success milestones earned in the period.

Cost of Goods Sold.  Our cost of goods sold was €49.4 million for the year ended December 31, 2007 compared to €47.6 million for the same period in 2006, representing an increase of €1.8 million, or approximately 4%. If foreign exchange effects of €1.7 million were excluded, the cost of goods sold would have increased by approximately €3.5 million, or 7%. Our cost of goods included €636,000 of costs related to the initial lots of our Zentasetm product candidate which are not expected to be sold until commercial launch. In accordance with our accounting policy, Zentasetm costs were expensed because the process for its regulatory approval has not progressed far enough to determine with sufficient certainty that the costs will be recovered.

Research and Development Expenses.  Research and development expenses were €17.1 million for the year ended December 31, 2007 compared to €16.3 million for the same period in 2006, representing an increase of €823,000. This increase was primarily due to other research and development expenses not attributable to development fees.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were €21.5 million for the year ended December 31, 2007 compared to €14.8 million for the same period in 2006, representing an increase of €6.7 million, or approximately 45%. This increase was primarily due to:

•	the build out of our Zentasetm marketing and sales organization including new hires and pre-launch initiatives;

•	higher legal costs, primarily related to ongoing litigation between the company and UCB;

•	costs associated with being a public company, including legal advisory and costs related to the Sarbanes-Oxley Act; and

•	the cost of stock options granted in 2007 for which there was no comparable cost in 2006.

Interest Expense.  Net interest expense was €1.4 million for the year ended December 31, 2007 compared to €7.2 million for the same period in 2006, representing a decrease of €5.8 million or approximately 80%. This decrease resulted primarily from:

•	reduced interest on long term notes payable to shareholders after €23.0 million of these notes were converted to equity on November 30, 2006;

•	further reduced interest expenses, after all the remaining notes payable to shareholders and almost all bank debt was repaid on May 30, 2007, using proceeds from our IPO; and

•	repayment of bank debt which allowed us to terminate an interest rate swap, realizing a gain because interest rates had risen since the inception of the swap.

Taxes.  For the year ended December 31, 2007, we recorded income taxes of €1.1 million on a pre-tax loss of €5.5 million. Our tax expenses do not correlate directly with our profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we were not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss in the period. In the year ended December 31, 2006, we recorded income taxes of approximately €1.6 million on a pre-tax loss of €3.4 million for the same reasons.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

This table shows how 2006 revenues changed compared to 2005.

	Year Ended December 31,
			Increase (Decrease)
			Compared to Previous
	2006	2005	Period
	(Euros in thousands, except percentages)

Revenues:
Product sales	€69,771	€63,139	€6,632	11%
Royalties	3,896	3,730	166	4%
Development fees	9,182	5,386	3,796	70%

Revenues	€82,849	€72,255	€10,594	15%

Revenues.  Our revenues were €82.8 million for the year ended December 31, 2006 compared to €72.3 million for the same period in 2005, representing an increase of €10.6 million, or approximately 15%. This increase included a positive foreign exchange effect on revenues of less than 1%.

Product sales were €69.8 million for the year ended December 31, 2006 compared to €63.1 million for the same period in 2005, representing an increase of €6.6 million, or approximately 11%. Royalties were €3.9 million for the year ended December 31, 2006 compared to €3.7 million for the same period in 2005, representing an increase of €166,000, or approximately 4%. Development fees were €9.2 million for the year ended December 31, 2006 compared to €5.4 million for the same period in 2005, representing an increase of €3.8 million, or approximately 70%.

The increase in product sales was primarily due to two products. Our sales of pancreatin, a pancreatic enzyme product, or PEP, which is our largest product in terms of revenues, increased for two reasons. First, end-market sales rose in certain countries, and as a consequence our customers purchased more products from us. Second, a large pancreatin customer resumed purchasing volumes consistent with their end-market sales after an inventory adjustment in 2005 due to excessive purchases in 2004. In addition, sales of a special formulation of potassium chloride, a product used for hypokalemia, increased in 2006 compared to 2005 as a consequence of higher end-market sales by a new licensee. Product sales of all other products did not change significantly in total compared to 2005, since increases and decreases of certain products offset each other.

The increase in royalty income was due to higher sales to existing customers. The increase in development fees was primarily due to the favorable progress of co-development projects, which are funded by our collaborators stage by stage.

Cost of Goods Sold.  Cost of goods sold was €47.6 million for the year ended December 31, 2006 compared to €44.2 million for the same period in 2005, representing an increase of €3.4 million, or approximately 8%. This increase was primarily due to an increase in sales volumes. However, this increase was less than the 11% increase of product sales primarily due to:

•	increased sales volumes of products such as pancreatin, which have lower costs of goods sold relative to other products; and

•	higher capacity utilization, and consequently, lower absorption of overhead per unit of production.

Research and Development Expenses.  Research and development expenses were €16.3 million for the year ended December 31, 2006 compared to €14.5 million for the same period in 2005, representing an increase of €1.8 million or approximately 12%. This increase was primarily due to research and development expenses attributable to development fees, which increased because of the greater use of personnel and other resources for co-development contracts.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were €14.8 million for the year ended December 31, 2006 compared to €11.5 million for the same period in 2005, representing an increase of €3.3 million, or approximately 29%. This increase was primarily due to:

•	higher accrual for management and personnel bonuses in the year ended December 31, 2006, compared to the same period in 2005;

•	costs associated with preparing to become a public company, including costs related to the Sarbanes-Oxley Act; and

•	higher legal costs, primarily related to our claim against UCB and its affiliates.

Other Operating Income and Expenses.  During the year ended December 31, 2006, we recorded a gain of approximately €354,000 on disposals of property, plant and equipment. During the year ended December 31, 2005, we recorded an unusual charge of approximately €973,000 related to two potential acquisitions that were not consummated. These acquisition costs were external costs, such as legal advisory, market research consultancy and due diligence fees, that would not have been incurred had the acquisitions not been attempted.

Interest Expense.  Net interest expense was €7.3 million for the year ended December 31, 2006 compared to €7.2 million for the same period in 2005, representing an increase of approximately €47,000, or approximately 1%.

Taxes.  For the year ended December 31, 2006, we recorded income taxes of €1.6 million on a pre-tax loss of €3.4 million. Our tax expenses do not correlate directly with our profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we were not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss in the period. In the year ended December 31, 2005, we recorded income taxes of approximately €1.1 million on a pre-tax loss of €7.2 million for the same reasons.

Financial Condition, Liquidity and Capital Resources

Historically, we have financed our business primarily through revenues from product sales, royalties and development fees, and debt financings. As of December 31, 2007, we had €12.5 million in cash and cash equivalents. Total debt was €1.6 million. In addition, we had available €6.3 million of short-term lines of credit from our banks, none of which were utilized.

As of December 31, 2006, we had €5.8 million in cash and cash equivalents. Total debt was €63.2 million, of which €30.1 million was loans from shareholders denominated in euro, and the balance of €33.1 million was debt with banks and financial institutions mostly denominated in U.S. dollars. In addition, we had available €8.7 million of short-term lines of credit from our banks, and a €3.0 million line of credit from our major shareholders, including Warburg Pincus, none of which were utilized.

As of December 31, 2005, we had €3.4 million in cash and cash equivalents. Total debt was €95.5 million, of which €49.2 million was loans from shareholders denominated in euro, and the balance of €46.3 million was debt with banks and financial institutions mostly denominated in U.S. dollars. We had a total of €10.8 million of short-term lines of credit, of which €7.7 million were not utilized.

We have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2007, we had an accumulated deficit of €51.5 million. Our net losses were approximately €8.3 million, €5.0 million and €6.7 million in 2005, 2006 and 2007, respectively. Our historical losses have resulted principally from costs incurred in connection with servicing our outstanding debt. In addition, we have made, and expect to continue to make, investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure. We expect to incur increased expenses for at least the next year as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and establish or acquire a specialty sales and marketing organization in the United States to launch our lead proprietary product candidate, Zentasetm, if approved. We expect that associated expenses will precede revenues generated by the increased spending.

Debt payable to banks of €1.6 million is primarily represented by a Euro denominated unsecured loan agreement entered into in September 2005 with an Italian bank. We initially borrowed €2.0 million repayable in installments from December 2006 to December 2010.

Funded debt consists of borrowings payable over a period of longer than one year. As of December 31, 2007, our funded debt consisted of the following:

	As of December 31, 2007
	Current	Long-term	Total
	Portion	Portion	Outstanding
	(In thousands)

Euribor + 1.75% euro denominated loan due 2010	€500	€875	€1,375
Deferred financing fees	(1)	(2)	(3)

Total	€499	€873	€1,372

The table below explains the expected mandatory repayments of debt as of December 31, 2007 for each of the years ended December 31, 2008 through 2012 and thereafter.

	As of December 31,
	2008	2009	2010	2011	2012	Thereafter	Total Debt
	(Euros, in thousands)

Aggregate debt maturities	500	500	375	—	—	—	1,375

Net Cash Provided by Operating Activities.  Net cash provided by operating activities during the year ended December 31, 2007 and 2006 was €1.8 million and €13.3 million, respectively. Cash flow from operating activities was reduced in the year ended December 31, 2007 because of higher operating expenses and an increase in working capital. Working capital increased primarily because of higher inventory at December 31, 2007 compared to a year earlier.

Net cash provided by operating activities during the year ended December 31, 2006 and 2005 was €13.3 million and €2.9 million, respectively. Cash flow from operating activities improved in the year ended December 31, 2006 because our operating profit improved without an increase in working capital. Working capital did not increase because of advance payments of development fees by certain customers and because a large portion of taxes on increased profits is deferred.

Net Cash Used in Investing Activities.  Net cash used in investing activities for the year ended December 31, 2007 and 2006 was approximately €8.7 million and €1.4 million, respectively. The increase was primarily due to the acquisition of SourceCF for €4.7 million. The aggregate purchase price for SourceCF was €5.8 million. However, only €4.7 million, including direct costs of acquisition, was paid at the date of acquisition, with an additional €1.1 million to be paid on November 30, 2009, reduced for any amounts required for any indemnification claims. In addition, an additional payment of €1.0 million will be made subject to achievement of certain revenue targets in the 2008 fiscal year. This payment will not be made until the second anniversary of the acquisition date and may be reduced for amounts required for any indemnification claims.

Capital expenditures on property plant and equipment totaled €4.1 million for the year ended December 31, 2007. Such capital expenditures are related to the renewal of machinery and equipment in our manufacturing and research and development facilities. In future years we intend to expand our facilities in line with the growth of our business.

Net cash used in investing activities for the year ended December 31, 2006 and 2005 was approximately €1.4 million and €2.5 million, respectively. New capital expenditures totaled €2.7 million in the year ended December 31, 2006, but this cash outflow was largely offset by €1.3 million from disposal of property plant and equipment. Capital expenditures are related to the renewal of machinery and equipment in our manufacturing and research and development facilities. In future years we intend to expand our facilities in line with the growth of our business.

Net Cash Used in Financing Activities.  Net cash raised in financing activities for the year ended December 31, 2007 was €13.8 million. Cash provided by the issuance of 7,000,000 ordinary shares in the course of our initial public offering which resulted in €74.0 million, net of costs relating to underwriting and professional advisors’ fees, was used primarily to repay debt, resulting in substantially all of our long-term borrowings being repaid. As of December 31, 2007, cash balances were €12.5 million.

Net cash used in financing activities for the year ended December 31, 2006 was €9.4 million. Cash provided by operations, net of cash used for investing activities, was used to repay debt, resulting in all of our short-term borrowings under lines of credit being repaid. As of December 31, 2006, no lines of credit were utilized. Net cash used in financing activities for the year ended December 31, 2005 was €746,000.

On March 5, 2008, we entered into a new revolving line of credit which will allow us to draw down up to €6.0 million. Amounts drawn down will carry interest at 0.75% above the Euribor rate relevant to the period of the draw down. The line of credit is available until September 4, 2009 and can be renewed. We expect that our available funds together with our unused credit lines will be sufficient to meet our current anticipated needs for working capital and capital expenditures. Our future capital needs will depend on the success of our future products, including but not limited to Zentasetm, and on the extent to which we identify and ultimately consummate potential new acquisitions. Thus, any projections of future cash needs and cash flows are subject to substantial uncertainty and our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of Zentasetm and any of our other product candidates that progress to clinical trials;

•	the results of our preclinical studies and clinical trials for our earlier-stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs of establishing our specialty sales, marketing and distribution capabilities, for Zentasetm and other products in development;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending other intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

•	the failure to obtain regulatory approval or achieve commercial success of our lead product candidate, Zentasetm;

•	the success in establishing new co-development contracts with collaborators; and

•	the success of our collaboration partners in selling products utilizing our technologies.

Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet arrangements.

Contractual Commitments

The following table summarizes our financial commitments as of December 31, 2007:

	Cash Payments Due by Period(1)
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Bank debt obligations	€1,375	€500	€875	—	—
Operating lease obligations	1,448	507	641	300	—
Construction and other capital commitments	4,892	4,892	—	—	—

Total contractual obligations	€7,715	€5,899	€1,516	€300	—

(1)	The table above does not include certain commitments to Kyowa Hakko that are contingent on events in which the timing is uncertain. In December 2002, we entered into an agreement with Kyowa Hakko under which we have a worldwide license to practice under patents related to the AdvaTab® technology. The license is exclusive subject to Kyowa Hakko’s reservation of certain rights, including, but not limited to, rights to maintain certain licensing arrangements with companies registered in Japan for development and sale of certain products; the use of the technology in products marketed by or under the name of Kyowa Hakko or certain of its affiliates; Kyowa Hakko’s and its affiliates’ rights to have their licensees and sublicensees use the technology for products proprietary to Kyowa Hakko; and the right of Kyowa Hakko’s and its affiliates’ sublicensees to use the technology on in-licensed products for development of Kyowa Hakko’s proprietary products. The license agreement provides for aggregate payments in an amount up to $1,250,000, which includes payments upon signing the license agreement and amounts which have been paid or will be payable upon the occurrence of certain events. In addition, we must make certain other payments as well as pay a calculated royalty.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth, as of December 31, 2007, information for each of our directors and senior managers.

Name	Age	Positions	Expiration of Term of Office

Directors
Gearóid M. Faherty	48	Chief Executive Officer, Executive Director	2011 Annual General Meeting of Shareholders
Rolf A. Classon(1)(2)	62	Non-Executive Director	2010 Annual General Meeting of Shareholders
William J. Jenkins(1)(3)	60	Non-Executive Director	2011 Annual General Meeting of Shareholders
Nicholas J. Lowcock(2)(3)	44	Non-Executive Director	2011 Annual General Meeting of Shareholders
Angelo C. Malahias(1)(2)	46	Non-Executive Director	2010 Annual General Meeting of Shareholders
Executive Officers
Mario P. Crovetto	54	Chief Financial Officer
Konstantinos Efthymiopoulos(4)	47	Chief Scientific Officer
John J. Fraher	42	Chief Commercial Officer
Manya S. Deehr	42	Chief Legal Officer, Secretary
Michael Walters	47	Executive Vice President of Sales and Marketing, Eurand Pharmaceuticals, Inc.

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

(4)	Konstantinos Efthymiopoulos resigned as Chief Scientific Officer on January 10, 2008.

Certain biographical information about each of these individuals is set forth below.

Directors

Gearóid M. Faherty has been our Chief Executive Officer since April 1999, and he directed the Eurand business while it was owned by American Home Products Corporation, now Wyeth, since 1994. Previously, Mr. Faherty was the General Manager of the American Home Products Corporation subsidiary, Fort Dodge Animal Health, and has held positions at subsidiaries of Sterling Drug and Pfizer. Mr. Faherty completed his bachelor of science degree at University College Galway, Ireland, and has a masters degree in chemical engineering and biotechnology from the National University of Ireland.

Rolf A. Classon has been a non-executive director since August 2007. Mr. Classon served as Interim President and Chief Executive Officer of Hillenbrand Industries, a US publicly traded holding company with healthcare operations, from May 2005 until March 2006, when he was appointed non-executive chairman of the board of directors. From November 2002 until his retirement in July 2004, he was Chairman of the Executive Committee of Bayer HealthCare. Previously, he had been President of Bayer’s Diagnostics Division from 1995, having joined the division in 1991 as Executive Vice President, Worldwide Sales and Service. Prior to joining Bayer, Mr. Classon had a long career at Pharmacia, most recently acting as President and Chief Operating officer of Pharmacia Biosystems AB from 1990 to 1991. Previously, he had been President of Pharmacia Development Company, Inc. Prior to relocating to the USA in 1984, he had served as President of the Hospital Products Division of Pharmacia AB. He began his career as Director, Organisation Development of Pharmacia in 1969, assuming increasing responsibility before moving into the area of management consulting from 1974 to 1978. He is also currently a member of the board of directors of PharmaNet Development Group, Inc.

William J. Jenkins has been a non-executive director since July 2000. Until March 1999, Dr. Jenkins was the Head of Clinical Development and Regulatory Affairs Worldwide and a member of the Executive Committee at Novartis Pharma AG in Switzerland. Dr. Jenkins is a consultant to the pharmaceutical industry and to private equity and venture capital firms and a non-executive director of BTG plc, Monogram Biosciences, Inc. and Evotec, AG and a member of the Scientific Advisory Boards of BBBiotech Ventures II and Nicholas Piramal India Ltd. Dr. Jenkins holds a B.A., M.D., and other advanced degrees from Cambridge University in England, as well as advanced degrees from the Royal College of Physicians, United Kingdom and from London University.

Nicholas J. Lowcock has been a non-executive director since March 1999. Mr. Lowcock, currently senior advisor to Warburg Pincus International LLC, was a managing director at Warburg Pincus from January 2000 until December 2007, where he was responsible for the firm’s European healthcare investment activities. Prior to joining Warburg Pincus, Mr. Lowcock was a consultant at the Boston Consulting Group. Mr. Lowcock is a director of a number of private companies. Mr. Lowcock received a B.A. from Oxford University and an M.B.A. from The Wharton School at the University of Pennsylvania.

Angelo C. Malahias has been a non-executive director since August 2007. Mr. Malahias served as President of Andrx Corporation from February 2004 until November 2006 when Andrx Corporation was acquired by Watson Pharmaceuticals, Inc. Prior to his appointment as President, he also served as Chief Financial Officer of Andrx Corporation from January 1996 and was part of the executive team that took Andrx public in June 1996. In 2005, Mr. Malahias re-assumed the role of CFO ad interim in addition to his responsibilities as President through the close of the acquisition process with Watson. Previously, Mr. Malahias served as Vice President and CFO of Circa Pharmaceuticals, Inc. from January 1995 to January 1996 and Corporate Controller from July 1994 to January 1995. Mr. Malahias graduated from NYU-Stern with a BS in Accounting & Economics in 1983 and received his New York State CPA designation in 1985.

Executive Officers

Mario P. Crovetto joined us as Chief Financial Officer in October 1999. From 1990 to 1999, Mr. Crovetto held various positions at Recordati, including Vice President Corporate Development from 1995 to 1999, Division Manager of Diagnostics from 1993 to 1995 and Chief Financial Officer from 1990 to 1993. Additionally, he has held various positions at Montedison (Fine and Specialty Chemicals), Digital Equipment Corporation and Mobil. Mr. Crovetto holds a bachelor of science degree in economics from the Catholic University Milan and a masters degree in business economics from Harvard University.

John J. Fraher has been the Chief Commercial Officer of Eurand since August 2006, the President of Eurand, Incorporated, since April 1999 and was the Vice President of Eurand, Incorporated, from 1995 to April 1999. Previously, Mr. Fraher was Production Manager at American Home Products Corporation’s affiliate, Fort Dodge Laboratories, located in Ireland, and has worked at Sterling Drug in Ireland. Mr. Fraher holds a degree in biochemistry from University College Dublin, Ireland.

Manya S. Deehr joined us as our Chief Legal Officer and Secretary in February 2007. From October 2000 to January 2007, Ms. Deehr was a partner in the business and finance practice of Morgan Lewis & Bockius LLP, where she worked exclusively with life sciences companies. Prior to joining Morgan Lewis, she was, among other things, Vice President, General Counsel and Corporate Secretary for an early-stage drug discovery company and a law clerk for the Honorable Giles S. Rich on the U.S. Court of Appeals for the Federal Circuit. She is admitted to practice in Pennsylvania, California, Colorado and the U.S. Patent and Trademark Office and before the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit. Ms. Deehr has a law degree from the University of Wisconsin Law School and a bachelor degree in biochemical sciences from Harvard University.

Michael Walters joined our U.S. subsidiary, Eurand Pharmaceuticals, Inc., as Executive Vice President of Sales and Marketing in December 2007 and is responsible for the anticipated U.S. commercial launch of the Company’s pancreatic enzyme product, Zentasetm. Prior to joining Eurand, he was President and CEO of SourceCF, a company he co-founded in July 2001 which focused on serving the needs of Cystic Fibrosis (CF) patients, physicians and care givers, which was acquired by Eurand in December 2007. Additionally, Mike was involved in the management of the launch of Tobi for PathoGenesis. He has served in various managerial positions of progressively increasing responsibility at Ortho-McNeil Pharmaceuticals (Johnson & Johnson), including Director of Management Development, Director of Training and Regional Sales Manager. Mike holds a Bachelor of Science degree in Molecular Biology and Chemistry from Vanderbilt University.

Compensation of Directors and Senior Management

This remuneration report is based on the Compensation Policy of Eurand N.V. For the year ended December 31, 2007, the non-executive members and former non-executive members of our Board received fees in the aggregate amount of €78,833 (based on the convenience rate of 1.4603 U.S. dollars per euro) as set forth in the table below.

Non-Executive Directors of our Board	Directors’ Fees

Rolf A. Classon	€10,750
Aleksandar Erdeljan	19,750
William J. Jenkins	31,250
Nicholas J. Lowcock	—
Angelo C. Malahias	17,083

Total	€78,833

The executive director received no compensation for his services as director. However, 25% of Gearoid M. Faherty’s compensation is allocated to his duties as Chief Executive Officer of Eurand N.V. We anticipate that cash compensation in the future will not materially increase. We do not have any service contracts with any of our directors, other than the employment agreement with Gearóid M. Faherty who is also our Chief Executive Officer, as described below under “— Employment Agreements.”

During the year ended December 31, 2007, we paid our executive officers, including Mr. Faherty, the sole executive member of our Board and our Chief Executive Officer, an aggregate amount of €793,386. Our executive officers are also eligible to receive awards under our equity compensation plan described below under “— Equity Compensation Plan.”

Within such amount, the remuneration of our current sole executive member of our Board and President and CEO in 2007 was:

Sole Executive Director of Our Board and CEO	Salary(1)	Bonus(2)	Non-cash Benefits(3)	Total

Gearóid M. Faherty	€530,000	€250,000	€13,386	€793,386

(1)	The non-executive members of our Board, upon the recommendation of our Compensation Committee, approved an annual salary for 2007 for our CEO of €530,000.

(2)	The bonus paid to the sole executive member of our Board and CEO during the 2007 financial year was approved by the Compensation Committee, and approved by the non-executive members of our Board in respect of the 2007 financial year, based on fulfillment of a number of pre-defined objectives for 2007.

(3)	Includes use of a company car and additional medical coverage.

Stock Options

The following table discloses, as of December 31, 2007, stock options held by the members of our Board:

	Number		Exercise	2007	Number	Expiration
Name	Granted		Price	Exercises	Outstanding	Date

Gearóid M. Faherty	240,000		€6.67	—	240,000	2/28/2012
	120,000		€5.00	—	120,000	6/23/2013
	120,000		€5.00	—	120,000	10/26/2015
	120,000	(1)	$16.00	—	120,000	5/16/2017
Rolf A. Classon	10,000	(1)	$12.88	—	10,000	8/29/2017

William J. Jenkins	15,000		€6.67	—	15,000	7/5/2010
	10,000	(1)	$16.00	—	10,000	5/16/2017
Nicholas J. Lowcock	—		€—	—	—	—
Angelo C. Malahias	15,000	(1)	$12.88	—	15,000	8/29/2017

(1)	Options were granted pursuant to the Eurand N.V. Equity Compensation Plan in 2007.

Board Practices

The business and affairs of the Company will be managed by or under the direction of the Board, including through one or more of its committees as set forth in the Articles of Association and Committee Charters. Each director is expected to spend the time and effort necessary to properly discharge his responsibilities. These include:

•	overseeing the conduct of the Company’s business, to evaluate whether the business is being properly managed;

•	reviewing and, where appropriate, approving the Company’s major financial objectives, plans and actions;

•	reviewing and, where appropriate, approving major changes in, and determinations of other major issues respecting, the appropriate auditing and accounting principles and practices to be used in the preparation of the Company’s consolidated financial statements;

•	reviewing and, where appropriate, approving major changes in, and determinations under the Guidelines, Code of Ethics and other Company policies;

•	reviewing and, where appropriate, approving actions to be undertaken by the Company that would result in a material change in the financial structure or control of the Company, the acquisition or disposition of any business or asset(s) material to the Company or the entry of the Company into any major new line of business;

•	regularly reviewing and evaluating the performance of the Chief Executive Officer and other members of senior management based on reports from the Compensation Committee;

•	providing advice and counsel to the Chief Executive Officer and principal senior executives;

•	planning for succession with respect to the position of Chief Executive Officer and monitoring management’s succession planning for other key executives;

•	ensuring that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; and

•	performing such other functions as the Board believes appropriate or necessary, or as otherwise prescribed by rules or regulations.

Further responsibilities of each of the directors are described in the Board Rules.

At December 31, 2007 we had five members on our board of directors. The board of directors may change the number of directors by a vote of a majority of the entire board, but such number will in no event be less than three.

Each director shall be elected to serve until the fourth succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal.

Our board of directors has determined that Rolf A. Classon, Angelo Malahias and William J. Jenkins are independent directors within the meaning of the applicable NASDAQ listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company (except for Director’s fees) and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

During the fiscal year ended December 31, 2007, the board of directors held four meetings. To promote open discussion among the independent directors, those directors met one time in 2007 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in 2008. Nicholas J. Lowcock has served as the presiding director for purposes of these meetings. Shareholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Nicholas J. Lowcock, may do so by writing to Eurand N.V., Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

Corporate Governance

As we are a Netherlands public limited liability company (naamloze vennootschap) whose ordinary shares are listed on the NASDAQ Global Market, we are required to comply with the Sarbanes-Oxley Act and certain corporate governance requirements and best practices set out by the NASDAQ Stock Market, the U.S. Securities and Exchange Commission and the Netherlands Corporate Governance Code (the “Code”).

At Eurand, we are committed to upholding the highest standards in corporate governance and ethics practices. We believe our numerous internal policies and procedures provide structure for the operation of the Company that is consistent with the best interests of our stockholders and customers as well as the requirements of the law and modern standards of corporate governance. We endeavour to ensure that our policies and procedures comply with both U.S. and Netherlands corporate governance requirements, to the extent possible and desirable. In this report, we discuss our corporate governance structure.

The Code contains principles and best practices for Netherlands companies with listed shares. The Code requires companies to either comply with the best practice provisions of the Code or to explain why they deviate from these best practice provisions. Our corporate governance policies with respect to the implementation of the Code will be discussed with our shareholders at the 2007 Annual General Meeting of Shareholders (to be held in May 2008), including those best practice provisions we did not comply with.

In the future, we will discuss any material changes in our corporate governance structure in the Annual General Meeting of Shareholders. Corporate governance related documents are available on our website, including the applicable Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Whistleblowing Policy, Compensation Policy, Code of Business Conduct and Ethics and Insider Trading Policy.

Below we discuss our corporate governance, to the extent not already addressed elsewhere in this report:

The board of directors and our management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NASDAQ Stock Market, the SEC and the Code.

We have adopted a number of key documents that are the foundation of our corporate governance, including, among other things:

•	a Code of Business Conduct and Ethics;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

We will provide a paper copy of any of these documents upon the written request of a shareholder. Shareholders may direct their requests to the attention of General Counsel, Eurand N.V., Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands. These documents are also available on our website at www.eurand.com under the heading “Investor Relations”.

Committees of the Board of Directors

In order to more efficiently fulfill its role, and in compliance with the Code, the Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

Audit Committee

Our Audit Committee consists of Rolf A. Classon, William J. Jenkins and Angelo C. Malahias. The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the NASDAQ Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that Angelo C. Malahias is an Audit Committee financial expert as defined under current SEC regulations.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s consolidated financial statements, including its system of internal controls;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of the Company’s independent audit function and independent auditors,

as well preparing an Audit Committee Report as required by the SEC to be included in the Company’s annual proxy statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of William J. Jenkins and Nicholas J. Lowcock. The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

Our Compensation Committee consists of Rolf A. Classon, Nicholas J. Lowcock and Angelo C. Malahias. The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities; and

•	reporting on compensation arrangements and incentive grants to the Board.

One-tier Board

Eurand has elected a one-tier board of directors (the “Board”) consisting of one Chief Executive Officer and four non-executive directors, without an independent supervisory board. As per Best Practice Provision III.8 of the Code, the composition and functioning of a management board comprising executives and non-executives directors shall be such that proper and independent supervision by non-executive directors is assured. Gearoid Faherty is both the Chief Executive Officer, as well as the Chairman of the Board, while Best Practice Provision III.8.1. of the Code provides that the Chairman of the Board shall not be an executive director. Our Board is of the opinion that due to the fact that Mr. Faherty has directed the Eurand business since 1994, he is the best possible person to safeguard the interest of all of the Company’s stockholders and should therefore assume the position of chairman.

In order to assure independent supervision of the executives, the non-executive directors meet independently of Mr. Faherty (on at least a bi-annual basis) and such meeting is chaired by Mr. Lowcock.

Independence

Our Board of Directors currently exists of five directors, four of whom are non-executive directors. Of the four non-executive directors, three are independent within the meaning of the Code and one, Nicholas J. Lowcock, is not (Best Practice Provision III.2.2. of the Code). Mr. Lowcock is a senior advisor to Warburg Pincus and a valuable contributor to the Board. As a result of its shareholdings, Warburg Pincus and Eurand are parties to an Investor Rights Agreement which provides Warburg Pincus the opportunity to a certain level of participation at the Board level depending upon its share ownership.

Conflicts of interests

As per Best Practice Provision II.3.2 of the Code each director shall immediately report any potential conflict of interest concerning a Director to the Chairman. The Director with such conflict of interests shall in such case provide the Chairman of the Board with all information relevant to the conflict. Decisions to enter into transactions in which there are conflicts of interest with board members require the approval of the Audit Committee. It follows from the Best Practice Provision II.3.4. that in the event of conflicts of interests, the approval is required of the non-executives. However, the Audit Committee charter provides that the approval of the Audit Committee is required. Since not all non-executive directors are member of the Audit Committee, the approval by the Audit Committee is a deviation of the Code. The Board is of the opinion that since all independent non-executive directors are a member of the Audit Committee, this committee is the most appropriate forum to decide upon conflicts of interest within the meaning of the Code.

Remuneration

The general policy for the remuneration of our Board of Directors will be determined by our Compensation Committee. The remuneration of directors will be set by our Board of Directors in accordance with our compensation policy and the recommendation of the Compensation Committee.

The Company’s employee directors shall not receive additional compensation for their service as directors. The form and amount of non-employee director compensation will be determined by the Compensation Committee of the Board in accordance with the policies and principles set forth in its charter, and the Compensation Committee will conduct a periodic review of director compensation. Notwithstanding the foregoing, compensation of directors shall be approved by shareholders pursuant to the Code.

As part of the remuneration the following non-executive directors receive share options: Angelo Malahias, William Jenkins, and Rolf Classon. This is a deviation from Best Practice Provision III.7.1. of the Code which provides that a non-executive director shall not be granted any shares and/or rights to shares by way of remuneration. It is customary for international businesses to grant non-executive directors shares or options by way of remuneration. This is necessary to attract non-executive directors with the required level of expertise in the pharmaceutical industry and with excellent international reputations. Therefore the Board of Directors deems it necessary to offer to certain (potential) non-executive directors options as part of their remuneration.

Share Ownership

Eurand believes that senior executives should be stockholders and have a financial stake in Eurand in order to attract and incentize appropriate personnel. The Board may from time to time determine appropriate levels of ownership for the Chief Executive Officer. The ordinary shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Retirement of Board members

No director may stand of election to the Board after his or her 75th birthday. The Board may, however, make exception to this standard, based on the recommendation of the Nominating Committee, as it deems appropriate in the interests of Eurand’s stockholders. There has not been made a retirement schedule to avoid a situation where several non-executive directors retire at the same time, leaving Eurand devoid of non-executive directors. This is a deviation of Best Practice Provision III.3.6. Given the relative ages of the current non-executive directors, Eurand has not yet implemented a retirement schedule.

Reporting of trading in Netherlands listed companies

The members of our Board are aware of the limitations under the Netherlands and U.S. law that apply to trading in listed securities when one is in the possession of material non-public information. As per our Insider Trading Policy, prior to directly or indirectly trading any security of Eurand, every officer and key employee is required to contact the Chief Legal Officer and make an initial determination whether Eurand and/ or such officer or key employee is in possession of material, non-public information relating to such security. If after consulting with the Chief Legal Officer it is determined that Eurand and/ or such officer or key employee is in possession of material, non-public information, trading may not occur in such security. During the year there has been no trading in securities with the possession of material, non-public information by Eurand and/ or officer or key employee.

Code of Business Conduct and Whistleblowing Policy

Our Code of Business Conduct and Whistleblowing Policy applies to all directors, officers and employees of Eurand. It is designed to promote honest and ethical conduct for the business of Eurand with the highest standards of business ethics consistent with applicable laws and regulations. Our Whistleblowing Policy provides to govern the receipt, retention, and treatment of complaints regarding Eurand’s accounting, internal accounting controls, or auditing matters, and to protect the confidential, anonymous reporting of employees’ concerns regarding questionable accounting and auditing matters.

Employment Agreements

Employment Agreement with Gearóid M. Faherty

On March 18, 1999, we entered into an employment agreement with Gearóid Faherty, our Chief Executive Officer. Under the terms of the agreement Mr. Faherty is entitled to an annual salary (as adjusted at the discretion of the Board), an annual discretionary bonus and certain perquisites, including use of a company car. The agreement automatically renews for an unlimited number of successive one-year periods unless it is terminated by either party upon 90 days’ prior written notice. The agreement will terminate automatically upon Mr. Faherty’s death or a disability that continues for more than 120 days. Mr. Faherty may terminate the agreement for good reason following a Substantial Breach (as defined in his employment agreement) that is not cured within 30 days of our receipt of notice of such breach from Mr. Faherty. In such event, Mr. Faherty would be entitled to continue to receive his base salary and health benefits under our health plans for an additional year following such termination. We may terminate Mr. Faherty’s agreement with or without cause (as defined in his employment agreement). If we terminate the agreement for cause, Mr. Faherty will receive no severance pay. If we terminate his agreement without cause, Mr. Faherty will be entitled to the same compensation as if he resigned for good reason following an uncured

Substantial Breach. Notwithstanding his employment agreement, Mr. Faherty may resign at any time. Mr. Faherty may not compete with us or solicit our employees during the term of his employment agreement and for one additional year after his termination of employment.

Employment Agreements Senior Management

In December 2007, it was agreed that part of the remuneration received by Mr. Crovetto and Ms. Deehr will be paid by the Company rather than by its subsidiaries, in order to reflect that part of their activities are performed on behalf of the Company in the Netherlands. The total remuneration of Mr. Crovetto and Ms. Deehr was not changed as a result of the addenda.

Employees

As of December 31, 2007, we had 527 employees, 97 of whom were involved in corporate management, commercial activities and administration, 112 of whom were involved in research and development activities and 318 of whom were involved in manufacturing operations. Of these 527 employees, 158 were employed in the United States, and 369 were employed in Europe. Twenty-six were temporary employees. As of December 31, 2007, over 40 of our research and development employees held Ph.D., masters or medical degrees.

All of our employees in Europe, with the exception of our Chief Executive Officer, are employees represented by one of a number of trade unions, national labor councils or their equivalents. We believe that our relationships with our employees are satisfactory.

Share Ownership

The ordinary shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

The Eurand N.V. Equity Compensation Plan, adopted on August 29, 2007 and amended on December 12, 2007 is an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan. The plan provides for the grant of options, restricted stock and other stock-based awards to our employees and directors and expires on August 29, 2017. The maximum aggregate number of shares that may be issued or transferred under the plan may not exceed 7,735,224, which maximum may be adjusted upon certain changes in capital structure and with due authorization by the general meeting of our shareholders. Following the 2007 effective date of the plan, no individual may receive awards under the plan with respect to more than 500,000 shares in any one year.

The Compensation Committee of our board of directors administers the plan; selects individuals who will participate in the plan; grant awards to such individuals; determine the nature, extent, duration, vesting schedule and other terms and conditions of such awards; prescribe the form of award agreement and rules and regulations for the administration of the plan; amend or modify awards to provide for longer post-termination exercise periods and changes to the forfeiture provisions of such awards in accordance with applicable law; establish records relating to awards granted under the plan; construes and interprets the plan and award agreements and, subject to the provisions thereof, makes all determinations relating to the plan.

The Compensation Committee may grant stock options subject to such terms and conditions as it may determine, provided that incentive stock options may only be granted to our employees and employees of our subsidiaries. The Compensation Committee will determine the exercise price of options at the time of grant, which may not be less than the fair market value of our stock on the date of grant. The term “fair market value” is defined on any particular date as the closing price of our stock on the primary exchange on which such shares are listed and traded on the date prior to such date, or if there is no such sale on that date, then on the last preceding date on which such a sale was reported.

The Compensation Committee will also set the vesting schedule and term of each option, provided no term may exceed ten years. Furthermore, the Compensation Committee may, in its sole discretion, accelerate the vesting and exercisability of any option. The vesting of an option may occur only while the option holder is employed or rendering services to us or one of our subsidiaries and all vesting will cease upon an option holder’s termination of employment or services for any reason. If an option is exercisable in installments, such installments or portions thereof which become exercisable will remain exercisable until the option expires either on the expiration date or earlier following a termination of employment as set forth in the option agreement.

Except as otherwise determined by the Compensation Committee, the cessation of an optionee’s employment will shorten the term of outstanding options. If, prior to exercise, the optionee’s employment with us or any of our subsidiaries terminates on account of retirement pursuant to our or any of our subsidiaries’ retirement plan, disability, termination by us or any of our subsidiaries without cause, or specific written consent of the Compensation Committee, all unvested options held by such optionee will expire on the date of such termination, and all vested options held by such optionee will expire on the last day of the respective option period or the date that is three months after the date of such termination, whichever is earlier. If the optionee dies prior to the end of the option period while still employed by us or any of our subsidiaries or within three months of a termination described above, all unvested options held by such optionee will expire on the date of death, and all other options then held by such optionee will expire on the last day of the respective option period or one year after the date of death, whichever is earlier. If the optionee ceases employment with us or any of our subsidiaries for any other reason, all options held by such optionee, whether vested or unvested, will expire immediately upon such cessation of employment.

Upon exercise, the exercise price may be paid by check in euro or, for optionees employed by our U.S. subsidiary, in U.S. dollars. If paid in U.S. dollars, the exchange rate will be the rate set forth in The Wall Street Journal for the relevant day. In the discretion of the Compensation Committee, payment may also be made through any cashless exercise procedure approved by the committee, including delivery to us of unrestricted shares having a fair market value equal to the aggregate exercise price, provided that any non-cash exercise of an option will be subject to the requirements of applicable law.

The Compensation Committee may grant restricted stock awards subject to such terms and conditions as the Compensation Committee deems appropriate. Each restricted stock award will be accompanied by an award agreement which will set forth the restrictions applicable to such award. The recipient of a restricted stock award will be required to execute and deliver to us a restricted stock award agreement and any other agreement that the Compensation Committee may require. The holder of a restricted stock award will generally have the rights and privileges of a shareholder, including the right to vote shares of our stock subject to the restricted stock award and, at the discretion of the Compensation Committee, to receive any cash or stock dividends paid on such shares of stock. Any dividends may be paid out currently or withheld by us for the holder of the restricted stock award. Unless the Compensation Committee determines otherwise, no interest will accrue or be paid on the amount of any cash dividends withheld. In addition, unless the Compensation Committee determines otherwise, cash dividends or stock dividends so withheld will be subject to forfeiture to the same extent as the shares of restricted stock to which they relate.

Unless the Compensation Committee determines otherwise, if the holder of a restricted stock award terminates employment or service with us or any one of our subsidiaries prior to the date the restrictions applicable to the holder’s restricted stock award have lapsed, the holder will forfeit his or her restricted stock award.

When all of the restrictions on a restricted stock award lapses, we will deliver to the holder of the restricted stock award, or his or her beneficiary, the stock certificate evidencing the shares subject to the restricted stock award and any cash dividends or stock dividends credited to such holder’s account with respect to the restricted stock award and the interest thereon, if any.

The Compensation Committee may grant other stock-based awards to anyone eligible to participate in the plan. Other stock-based awards are awards under the plan that are based on, measured by or payable in shares of our stock, including stock appreciation rights, limited stock appreciation rights, phantom stock awards, restricted stock units, the bargain purchase of shares of stock and stock bonuses. The Compensation Committee will determine the terms and conditions of other stock-based awards as the Compensation Committee deems appropriate. The Compensation Committee may include a dividend equivalent right with respect to other stock-based awards granted under the plan.

Awards granted under the plan will be subject to equitable adjustment or substitution, as determined by the Compensation Committee in its sole discretion, as to the number and/or kind of shares or other securities issued or reserved for issuance (including the maximum number and/or kind of shares or other securities with respect to whichone person may be granted awards in any given year) pursuant to the plan or any outstanding award, and/or the exercise price or base amount of any option or stock appreciation right upon the occurrence of certain changes in our capital structure, any change in applicable laws or circumstances that results in or would result in any substantial dilution or enlargement of the rights granted to or available for award holders, or any other event that otherwise warrants equitable adjustment because it interferes with the intended operation of the plan.

The Compensation Committee may, in its sole discretion, cancel any outstanding awards and pay to the holders thereof, in cash, the value of such awards based upon the price per share received or to be received by other shareholders in the event we enter into a merger or consolidation with another corporation or entity, the sale of all or substantially all of our assets, a change of control (as defined in the plan), reorganization or liquidation, or we enter into a written agreement to undergo any of the foregoing events.

Immediately prior to a change of control, all outstanding unvested options will become fully vested and exercisable, and the restrictions on all outstanding restricted stock awards will lapse. In addition, all other awards will become fully vested and/or payable to the fullest extent immediately prior to the change of control.

The U.S. Internal Revenue Code of 1986, as amended (the “Code”) limits our ability to deduct a portion of the compensation paid to our chief executive officer and certain other officers if any of them receive compensation in an amount that exceeds $1 million for a calendar year. The Code provides an exception from this limit if the compensation meets the requirements of qualified performance-based compensation. Stock options and stock appreciation rights granted under the plan will generally qualify for this exception. Restricted stock awards and other stock-based awards will meet this exception if they are granted as qualified performance-based compensation. If restricted stock awards or other stock-based awards that are intended to be qualified performance-based compensation are granted, the performance goals designated by the Compensation Committee must be met in order for the qualified performance-based compensation to be payable.

Each award holder is responsible for payment to us of the amount of any federal, state, local or foreign taxes required to be withheld on account of any award. The Compensation Committee may require that the award holder satisfy, through deduction or withholding from the number of shares of stock to be issued upon exercise of any option or disposition of an award, the number of shares having an aggregate fair market value equal to the applicable minimum amount of all federal, state, local and foreign income and other taxes of any kind required to be withheld in connection with such exercise. Subject to the disapproval of the Compensation Committee and compliance with the provisions of applicable law, award holders may tender shares of stock to be used to satisfy withholding requirements, in which case such shares will be valued at their fair market value as of the settlement date of the award.

Neither the existence of the plan nor the grant of any award gives any award holder or prior award holder any rights to continued employment or service with us or any one of our subsidiaries or interferes with our right to terminate the employment or service of any such award holder.

The Compensation Committee may terminate the plan at any time and may cancel, reduce, or otherwise alter outstanding options only with the express written consent of an individual optionee, except where otherwise permitted, without regard to such optionee’s consent. The Compensation Committee may at any time amend or suspend, and if suspended, reinstate the plan in whole or in part; provided, however, that no amendment that requires shareholder approval under applicable law may be effective unless the same shall be approved by the requisite vote of our shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 26, 2008 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of outstanding ordinary shares;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 26, 2008 are considered as beneficially owned by the person holding such options, warrants or rights but they are not treated as outstanding for the purpose of computing the percentage ownership of any person other than of the holder. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 44,379,456 ordinary shares outstanding as of March 26, 2008. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Principal Shareholders
Warburg, Pincus Equity Partners, L.P.(1)	16,991,227	38.3%
Warburg, Pincus Ventures International, L.P.(1)	16,991,225	38.3%
Executive Officers and Directors
Directors
Rolf A. Classon	—	*
Gearóid M. Faherty(2)	3,040,017	6.8%
William J. Jenkins(3)	18,332	*
Nicholas J. Lowcock(4)	33,982,452	76.6%
Angelo C. Malahias	—	*
Executive Officers
Mario P. Crovetto(5)	571,563	1.3%
Manya S. Deehr(6)	33,382	*
Konstantinos Efthymiopoulos(7)	21,550	*
John J. Fraher(8)	571,563	1.3%
Michael Walters	50	*

All Directors and Executive Officers as a group (10 persons)	38,238,909	86.2%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Warburg, Pincus Equity Partners, L.P. includes two affiliated partnerships, Warburg, Pincus Netherlands Equity Partners I C.V. and Warburg, Pincus Netherlands Equity Partners III C.V., or, together, WPEP. Warburg Pincus Partners LLC, or WP Partners, is the general partner of each of WPEP and Warburg, Pincus Ventures International, L.P., or WPVI. Each of WPEP and WPVI is managed by Warburg Pincus LLC, or WP LLC. Charles R. Kaye and Joseph P. Landy are the managing general partners of Warburg Pincus & Co., or WP, the sole member of WP Partners, and managing members of WP LLC and may be deemed to control both entities. Each of Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares owned by Warburg Pincus entities. WPEP, WPVI, WP Partners, WP and WP LLC are collectively referred to in this Annual Report as Warburg Pincus. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017.

(2)	Includes options which are fully vested to purchase 500,000 ordinary shares under our equity compensation plan.

(3)	Includes options which are fully vested to purchase 18,332 ordinary shares under our equity compensation plan.

(4)	Mr. Lowcock, one of our directors, is a senior advisor to Warburg Pincus International LLC. All shares indicated as owned by Mr. Lowcock are included because of his affiliation with the Warburg Pincus entities. Mr. Lowcock disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(5)	Includes options which are fully vested to purchase 571,513 ordinary shares under our equity compensation plan.

(6)	Includes options which are fully vested to purchase 33,332 ordinary shares under our equity compensation plan.

(7)	Konstantinos Efthymiopoulos resigned as Chief Scientific Officer on January 10, 2008. Includes options which are fully vested to purchase 21,500 ordinary shares under our equity compensation plan.

(8)	Includes options which are fully vested to purchase 571,513 ordinary shares under our equity compensation plan.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NASDAQ Global Market in May 2007. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders. As of March 26, 2008, we had approximately 538 shareholders of record. 168 of the shareholders of record were located in the United States and held in the aggregate 41,715,153 ordinary shares representing approximately 94% of our outstanding ordinary shares. However, the 168 United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 7,699,220 ordinary shares. Accordingly, we believe that the shares held by CEDEFAST include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

Related Party Transactions

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties on an arm’s length basis.

Management Affiliations

Nicholas J. Lowcock, one of our directors, is a senior advisor to Warburg Pincus International LLC, an entity affiliated with our largest shareholders, Warburg, Pincus Equity Partners, L.P. and Warburg, Pincus Ventures International, L.P.

Loans

Loans from Shareholders

We used a portion of the net proceeds of our initial public offering to repay the €31.0 million (or approximately $45.3 million) of unsecured notes outstanding that carried cumulative interest at a fixed rate of 8% per annum, on May 29, 2007, pursuant to which approximately €30.8 million and €237,000 were payable to affiliates of Warburg Pincus LLC and Gearóid Faherty, respectively, shareholders of ours.

In October 2005, we obtained a line of credit of €3 million from Warburg Pincus available until December 31, 2006. On December 11, 2006, the term of this facility was extended to December 31, 2007. This line of credit was unsecured and bore an interest rate of 8%. We used a portion of the net proceeds of our initial public offering to repay our debt under our credit facility and, upon such repayment, the line of credit from Warburg Pincus was terminated.

Agreements with Directors and Officers

Employment Agreements

Information regarding the employment agreement with Mr. Gearóid M. Faherty is set forth under “Directors, Senior Management and Employees — Employment Agreements.”

Agreements with Directors and Officers

In 2007, it was agreed with the Dutch tax authorities that part of the salary of Mr. Faherty, Mr. Crovetto and Ms. Deehr will be subject to payroll tax in the Netherlands. In addition, the remuneration received from the Company by the non-executive board members is fully subject to tax in the Netherlands. This tax treatment settles any potential dispute that may have otherwise arisen regarding such payroll taxes.

Indemnification Agreements

We have entered into indemnification agreements with our officers and directors.

ITEM 8.	FINANCIAL INFORMATION

See “Item 18. Financial Statements” below.

Significant Changes.  No significant change has occurred since the date of the annual consolidated financial statements included in this Annual Report on Form 20-F.

Legal Proceedings.  Between 1996 and 1999, we entered into a series of agreements with Medeva PLC, subsequently known as Celltech Group Ltd. and now known as UCB, Inc., and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. Pursuant to those agreements, we developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. We also agreed to allow Medeva Pharmaceuticals, Inc., now known as UCB Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB’s agreement to pay us royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product from us and paying royalties. As a result, on March 28, 2004, we commenced an action for breach of contract and misappropriation of trade secrets against UCB and its affiliates in the Common Pleas Court of Montgomery County, Ohio that was then removed to the United States District Court, Southern District of Ohio. Due to the filing of Defendants’ Motion to Dismiss or Transfer, however, the case was effectively stayed for over two years, at which time we elected to voluntarily dismiss the action.

On September 1, 2006, we recommenced the action against UCB and its affiliates in the United States District Court, Western District of New York, claiming, among other things, breach of contract, tortious interference with contract and misappropriation of trade secrets in relation to our development of a sustained release formulation of MPH used to treat Attention Deficit and Hyperactivity Disorder in children. We are seeking to enforce our rights under the applicable agreements, including the 1999 development, license and supply agreement, and to obtain both monetary and equitable relief in this litigation. On September 26, 2006, UCB filed a counterclaim against us claiming, among other things, fraud, negligent misrepresentation, breach of contract and breach of warranties. UCB seeks to deny our rights under the agreements, and seeks both monetary and equitable relief in its counterclaim. On January 16, 2008, we filed a First Amended Complaint with additional claims asserting, among other things, that UCB acted fraudulently and is infringing a patent in which Eurand has equitable ownership rights. On March 4, 2008, UCB filed a motion for dismissal in part. The parties are also in the process of conducting discovery. We intend to vigorously pursue this action to enforce our rights and to defend against UCB’s counter allegations.

We are also involved in litigation and proceedings in the ordinary course of business. We do not believe the outcome of any such litigation, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Dividend Policy.  We have never declared or paid any cash dividends on our share capital. Currently, we intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will depend on the discretion of our shareholders at their general meeting and our financial condition, results of operations, capital requirements, general business conditions, and any contractual restrictions and other factors that our shareholders may deem relevant during their general meeting.

If we decide to declare dividends in the future, we may do so either in euros or U.S. dollars. If we declare dividends in euros, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euros. To the extent we pay dividends in euros, shareholders will bear any costs related to the conversion of euros into U.S. dollars.

ITEM 9.	THE OFFER AND LISTING

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “EURX”.

Trading on the NASDAQ Stock Market

Following our initial public offering in the United States in May 2007, our ordinary shares were quoted on the NASDAQ Global Market, under the symbol “EURX”. The following table shows the high and low sales prices for our ordinary shares during the indicated periods.

	High	Low

2007
Second Quarter (May 16, 2007 through June 30, 2007)	$17.40	$14.68
Third Quarter	16.52	9.65
Fourth Quarter	17.17	11.38
2008
First Quarter (through March 25, 2008)	$16.00	$12.07
September 2007	16.26	13.01
October 2007	17.17	13.60
November 2007	14.86	11.38
December 2007	16.15	14.47
January 2008	15.73	12.90
February 2008	15.15	12.20
March 2008 (through March 25, 2008)	16.00	12.07

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

The following description of all of the material terms of our share capital is qualified in all respects by reference to our articles of association, which have been filed with the Register of the Chamber of Commerce and Industry in Amsterdam, The Netherlands and as an exhibit to the this Annual Report on Form 20-F. Currently, our authorized share capital consists of 130,000,000 Ordinary Shares, par value €0.01. As of March 26, 2008, there were 44,379,456 Ordinary Shares outstanding, which are held of record by approximately 539 shareholders.

See “Risk Factors — Risks Related to Our Ordinary Shares — Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 76.6% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders” for more information on the effects of this concentration of ownership.

Ordinary Shares

Pursuant to our articles of association, our ordinary shares may be held only in registered form. All of our ordinary shares are registered in a register kept by us and on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgement by the Company. As of March 26, 2008, we had 44,379,456 ordinary shares outstanding, out of 130,000,000 ordinary shares authorized to be issued. Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders.

Dividends

Our articles of association provide that dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will have power to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of the laws of The Netherlands or our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold. The executive members of our board determine whether and how much of the remaining profit they will reserve and the manner and date of such distribution and notifies shareholders.

All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this Annual Report. Our statutory accounts have to date been prepared and will continue to be prepared under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares; however, we have not paid cash dividends on our ordinary shares in the past and do not expect to do so in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business.

Articles of Association

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under Book 2 of the Netherlands Civil Code, or the Netherlands Civil Code. Our articles of association do not impose any limitations on the ownership rights of our shareholders.

Board Seats

The Board of Directors is a one-tier board structure. The Articles provide that the number of directors will be fixed from time to time by resolution of a majority of the Board of Directors, but in no event will be less than three. With due regard for the compensation policy determined by the General Meeting of Shareholders, the Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Pursuant to an Investor Rights Agreement entered into between Warburg Pincus and the Company in connection with the Company’s registered offering, the Company agreed to use its best efforts to nominate and cause to be elected to the board of directors, upon the request of Warburg Pincus, up to two designees of Warburg Pincus for as long as Warburg Pincus owns at least 20% of the ordinary shares and one such representative for so long as Warburg Pincus owns 10% of the ordinary shares.

Election and Removal of Directors

Our directors are elected by an absolute majority of the valid votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election, provided that the resolution is passed further to a proposal by the Board of Directors based on a recommendation of the Nominating and Corporate Governance Committee. However, a director may also be appointed at the Annual General Meeting of Shareholders, without there being a proposal by the Board of Directors, by a resolution passed by an absolute majority of the valid votes cast representing at least one-third of the issued capital. There is no provision for cumulative voting.

The Board of Directors may at any time suspend or remove any director. A resolution to remove or suspend a director may be passed by an absolute majority of the valid votes cast, provided that the resolution is passed by a proposal of the Board of Directors. However, a director may also be removed or suspended at the Annual General Meeting of Shareholders, without there being a proposal by the Board of Directors to this effect, by a resolution passed by an absolute majority of the valid votes cast representing at least one-third of the issued capital.

If a director has been suspended at the Annual General Meeting of Shareholders, the shareholders shall within three months of the date on which the suspension has taken effect, resolve to either dismiss such director, or to terminate or continue the suspension. A resolution to continue the suspension may be adopted only once and may be continued for a maximum period of three months, commencing on the date the shareholders adopted the resolution to continue the suspension. A suspension shall lapse if the shareholders do not take action within the applicable three month period, or six month period if a suspension has been continued.

General Meeting of Shareholders

Our articles of association provide that at least one general meeting of shareholders must be held every year, not later than six months after the end of the financial year. Our articles of association, as amended and restated, provide that we will give notices to the holders of registered shares at least 15 days before any general meeting in a national daily newspaper in The Netherlands and abroad in at least one daily newspaper in each country in which the shares have been admitted for official quotation at our request. To attend, address the meeting and vote at a general meeting of shareholders, shareholders must inform us in writing of their intention to attend the meeting. Any general meeting of shareholders will be held in The Netherlands. Our Board of Directors may set a record date which shall not be set earlier than the thirtieth day before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

The rights of shareholders may be changed only by amending our articles of association. Our articles of association provide that resolutions to amend our articles of association or to merge or demerge the Company may only be adopted by the general meeting of shareholders at the proposal of our board of directors. In that case, such proposals may be adopted by a simple majority of votes cast at the general meeting of shareholders. The following resolutions require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:

•	capital reduction; and

•	exclusion or restriction of pre-emptive rights, or designation of the board of directors as the authorized corporate body for this purpose.

If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim. An agreement to either enter into a statutory merger whereby the Company is the acquiring entity or a legal demerger must be approved by the shareholders, with certain limited exceptions.

Voting Rights

Our articles of association provide that each ordinary share represents the right to cast one vote at a general meeting of shareholders. All resolutions must be passed with an absolute majority of the votes validly cast in a meeting at which at least one third of the issued capital is represented except as set forth above. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly. Any major change in the identity or character of the Company or its business must be approved by our shareholders, including:

•	the sale or transfer of substantially all of our business or assets;

•	the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma); and

•	the acquisition or disposal by us of a participating interest in a company’s share capital, the value of which amounts to at least one-third of the value of our assets.

Extraordinary General Meetings of Shareholders

Extraordinary General Meetings of Shareholders shall be held as often as deemed necessary by the Board of Directors and shall be held if one or more shareholders and other persons entitled to attend meetings jointly representing at least one-tenth of the issued share capital make a request by registered letter to that effect to the Board of Directors, specifying in detail the business to be considered.

Issuance of Shares and Pre-emptive Rights

Our articles of association provide that, unless limited or excluded by our shareholders or board of directors as described below, holders of ordinary shares have a pro rata pre-emptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for noncash consideration or ordinary shares issued to our employees. Shareholders may limit or exclude pre-emptive rights. Shareholders may also delegate the power to limit or exclude pre-emptive rights to our board of directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. In the Annual General Meeting of Shareholders held on May 15, 2007, it was decided to cancel the authority granted to our Board of Directors in our articles of association as amended on November 30, 2006 to issue shares and to exclude or restrict the pre-emptive rights of existing shareholders with respect to any such issuance and to grant a new irrevocable authorization to our Board for a period of five years from the date of the meeting (until May 15, 2012) to issue shares and to exclude or restrict the pre-emptive rights of existing shareholders with respect to any such issuance.

Repurchase of Our Ordinary Shares

Our articles of association provide that we will be able to acquire our ordinary shares, subject to certain provisions of the law of The Netherlands, if the following conditions are met:

•	a general meeting of shareholders has authorized our board of directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months and shall stipulate the number of shares that may be acquired and the upper and lower limit of the price of acquisition;

•	our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of The Netherlands or our articles of association require us to maintain; and

•	we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding one-tenth of our issued share capital.

In the Annual General Meeting of Shareholders held on May 15, 2007, it was decided to authorize our Board of Directors for a period of eighteen (18) months from the date of the meeting (until November 15, 2008) to acquire as many shares in our capital as is permitted by the law and the our articles of association, whether through the stock exchange or by other means, for a price that is between an amount equal to zero and an amount which is not higher than 10% above the average opening price of our shares quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of our shares quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market.

Capital Reduction; Cancellation

Our articles of association provide that shareholders may reduce our issued share capital either by canceling ordinary shares held in treasury or by amending our articles of association to reduce the par value of the ordinary shares. A resolution to reduce our capital requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the share capital is represented at a meeting at which a vote is taken, the approval of at least two-thirds of the votes cast. A partial repayment of ordinary shares under the laws of The Netherlands is only allowed upon the adoption of a resolution to reduce the par value of the ordinary shares. The repayment must be made pro rata on all ordinary shares. The pro rata requirement may be waived with the consent of all affected shareholders. In some circumstances, our creditors may be able to prevent a resolution to reduce our share capital from taking effect.

Liquidation Rights

Our articles of association provide that if we are dissolved or wound up, the assets remaining after payment of our liabilities will be applied to pay back the amounts paid on any outstanding ordinary shares. Any remaining assets will be distributed among our shareholders, in proportion to the par value of their shareholdings. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of The Netherlands.

Limitations on Nonresidents and Exchange Controls

There are no limits under the laws of The Netherlands, or in our articles of association, on nonresidents of The Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Registration Rights

Pursuant to an Investor Rights Agreement, Warburg Pincus shall have the right to request three registrations of their ordinary shares, and three registrations on Form F-3, provided the anticipated aggregate offering price exceeds $10,000,000. In addition, Warburg Pincus is entitled to have its shares included in an unlimited number of registrations initiated by the Company, subject to customary conditions. The rights of Warburg Pincus pursuant to the Investor Rights Agreement are subject to a lock-up agreement. In general, all costs, fees and expenses of such registrations (other than underwriting discounts and commissions) will be borne by the Company. The Company has agreed to indemnify Warburg Pincus from any liability arising out of any untrue statement of material fact or any omission of a material fact in any registration statement or prospectus filed by the Company pursuant to the Investor Rights Agreement, subject to customary exceptions.

Adoption of Annual Accounts and Discharge of Management Liability

Our articles of association provide that each year, our board of directors must prepare annual accounts and an annual report within five months after the end of our financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of The Netherlands Civil Code to audit the annual accounts. The annual accounts are adopted by our shareholders.

The adoption of the annual accounts by our shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Choice of Law and Exclusive Jurisdiction

Our articles of association provide that, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands, unless such rights or obligations do not relate to or arise out of the capacities above. Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall be exclusively submitted to the courts of The Netherlands. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of The Netherlands courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in The Netherlands courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, The Netherlands for the service of any document relating to such lawsuit or other legal proceedings.

Material Contracts

The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Annual Report:

SourceCF Securities Purchase Agreement

For a description of the SourceCF Securities Purchase Agreement, please see “Item 4 — Information on the Company — Business Overview — Acquisition of SourceCF” set forth above.

GSK Agreement

For a description of the GSK Agreement, please see “Item 4 — Information on the Company — Other Pipeline Opportunities — Co-Development Products” set forth above.

Exchange Controls

Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Taxation

This taxation summary addresses the material Netherlands and U.S. federal income tax consequences to U.S. shareholders in connection with the acquisition, ownership, and disposition of the ordinary shares. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or that is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THEIR PARTICULAR TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF ORDINARY SHARES.

Material Netherlands Tax Consequences for Holders of Ordinary Shares

Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders and, in the case of individuals, his/her partners or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in the Company as specified in The Netherlands Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder, alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, (i) holds an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit-sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in the Company that qualifies as a “participation” for the purposes of the Netherlands Corporate Income Tax Act 1969.

Withholding Tax

Dividends distributed by us generally are subject to a withholding tax imposed by The Netherlands at a rate of 15%. The expression “dividends distributed by us” as used herein includes, but is not limited to:

•	distributions in cash or in kind;

•	liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average capital paid into those shares as recognized for Netherlands dividend withholding tax purposes;

•	an amount equal to the par value of ordinary shares issued or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution has been recognized for Netherlands dividend withholding tax purposes; and

•	partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

If a holder of ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and that country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

A recipient of a dividend that is a company, a qualifying tax-exempt pension trust or a qualifying tax-exempt organization that satisfies the conditions of the Convention between The Netherlands and the United States for the avoidance of double taxation of December 18, 1992, or the Convention, may be entitled to a reduced rate of dividend withholding tax. These conditions include but are not limited to being a resident of the United States for the purposes of the Convention, being the beneficial owner of such dividend and being qualified under Article 26 of the Convention (the so-called limitation on benefits article).

To claim any reduced rate under the above Convention (reduction and refund procedure), the recipient must file a request with the Netherlands tax authorities, for which no specific form is available. Qualifying tax-exempt pension trusts must file form IB 96 USA for the application for relief at source from or refund of dividend tax. Qualifying tax-exempt organizations are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing form 1B 95 USA. Copies of the forms may be obtained from the “Belastingdienst/Centrum voor facilitaire dienstverlening, Afdeling logistiek reprografisch centrum”, P.O. Box 1314, 7301 BN Apeldoorn, the Netherlands or may be downloaded from the website www.belastingdienst.nl.

Individuals and corporate legal entities that are resident or deemed to be resident in The Netherlands for Netherlands tax purposes (“Netherlands resident individuals” or “Netherlands resident entities” as the case may be), including individuals that have made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands, can generally credit Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such nonresident holder.

In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to Netherlands tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and

•	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to pay to Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends be aware that a dividend stripping transaction took place. The Netherlands state secretary of finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Netherlands Resident Individuals.  If a holder of ordinary shares is a Netherlands resident individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands income tax act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

•	the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as specified in The Netherlands Income Tax Act 2001; or

•	the holder of the ordinary shares is considered to perform activities with respect to the shares that go beyond ordinary active asset management (normaal vermogensbeheer) or such holder derives benefits from the shares that are (otherwise) taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax-free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

Netherlands Resident Entities.  Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20% applies with respect to taxable profits up to €40,000 and 23% over the following €160,000, the first two brackets for 2008).

A Netherlands qualifying pension fund and a Netherlands qualifying tax exempt investment fund (vrijgestelde beleggingsinstelling) are, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (fiscale beleggingsinstelling) is subject to Netherlands corporate income tax at a special rate of 0%.

Nonresidents of The Netherlands.  A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the shares or any gain realized on the disposal or deemed disposal of the shares, provided that:

•	such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands;

•	such holder does not have an interest in an enterprise or a deemed enterprise that, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

•	in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that go beyond ordinary active asset management (normaal vermogensbeheer) and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands (resultaat uit overige werkzaamheden).

Gift, Estate and Inheritance Taxes

Residents of The Netherlands.  Gift, estate and inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

Non-residents of The Netherlands.  No gift, estate or inheritance taxes will arise in The Netherlands on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is neither resident nor deemed to be resident in The Netherlands, unless:

•	such holder at the time of the gift has or at the time of his/her death had an enterprise or an interest in an enterprise that, in whole or in part, is or was either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are or were attributable; or

•	in the case of a gift of ordinary shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift while being resident or deemed to be resident in The Netherlands.

For purposes of Netherlands gift, estate and inheritance taxes, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident of The Netherlands at any time during the ten years preceding the date of the gift or the death of such person. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift.

Other Taxes and Duties

No Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in connection with holding the ordinary shares or the disposal of the ordinary shares.

Material U.S. Federal Income Tax Consequences

The following summary is based on the U.S. Internal Revenue Code of 1986, or IRC, as amended, the Convention, existing Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). This summary applies only if you hold your ordinary shares as capital assets within the meaning of Section 1221 of the IRC. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, certain types of investors, such as:

•	persons subject to the imposition of the U.S. federal alternative minimum tax;

•	partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes;

•	insurance companies;

•	tax-exempt persons;

•	financial institutions;

•	regulated investment companies;

•	dealers in securities;

•	persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

•	persons whose functional currency is not the U.S. dollar; and

•	persons owning (directly, indirectly or constructively) 10% or more of our voting shares may be subject to different tax rules not discussed below. If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor. Persons considering the purchase of the ordinary shares should consult with their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction or any jurisdictions outside of the United States.

This discussion applies to you only if you are a beneficial owner of ordinary shares and are, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation) organized under the laws of the United States or any state of the United States (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion assumes that we are not, and will not become, a passive foreign investment company (as described below).

Taxation of Dividends

We do not currently anticipate paying any dividends. If we were to pay dividends currently, the following discussion summarizes the relevant U.S. tax consequences to you.

The gross amount of any distribution, including Dutch withholding tax thereon, with respect to our ordinary shares (other than certain pro rata distributions of ordinary shares) will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to applicable limitations, dividends paid to noncorporate holders, in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%. You should consult your tax advisor regarding the availability of this preferred tax rate to your particular circumstances. Dividends paid on ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends received deduction to U.S. corporate shareholders.

The amount of any distribution paid in euros will be the U.S. dollar value of the euros on the date of your receipt of the dividend, determined at the spot rate in effect on such date, regardless of whether you convert the payments into U.S. dollars. Gain or loss, if any, recognized by you on the subsequent sale, conversion or disposition of euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, tax withheld in The Netherlands at the rate provided for in the Convention will be treated as a foreign tax that you may elect to deduct in computing your U.S. federal taxable income or credit against your U.S. federal income tax liability. Amounts paid in respect of dividends on ordinary shares will generally be treated as “passive income” for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. Foreign tax credits allowable with respect to each category of income cannot exceed the U.S. federal income tax payable on such category of income. Any amount withheld by us and paid over to the Dutch Tax Administration in excess of the rate applicable under the Convention generally will not be eligible for credit against your U.S. federal income tax liability. However, you may be able to obtain a refund of such excess amount by filing the appropriate forms with the Dutch Tax Administration requesting such refund and providing the required information.

Under certain circumstances, we will be allowed to reduce the amount of dividend withholding tax imposed on United States shareholders that is paid over to the Dutch Tax Administration by crediting withholding tax imposed on certain dividends paid to us. In such event, the Dutch withholding tax imposed on dividends paid to you may not be fully creditable against your United States federal income tax liability. We do not currently anticipate paying dividends. If we pay dividends in the future, we will endeavor to provide to you the information that you will need to calculate the amount of their foreign tax credit.

Sale or Other Disposition of the Ordinary Shares

You will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and your tax basis for such ordinary shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain if the ordinary shares were held for more than one year. Any such gain or loss generally would be treated from sources within the United States. If you receive euros upon a sale or exchange of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation will generally be considered a “passive foreign investment company”, or PFIC, for United States federal income tax purposes if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. The Company believes that it will not be considered a PFIC for United States federal income tax purposes for the current year and the Company does not expect to become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25%-owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which you held an ordinary share, certain adverse consequences could apply.

If the Company is treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ordinary share would be allocated ratably over your holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income, rather than capital gains. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ordinary shares in excess of 125% of the average of the annual distributions on ordinary shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to noncorporate holders would not apply.

Backup Withholding and Information Reporting.  Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros because we generate approximately 51% of our revenues in euros while the balance is denominated in U.S. dollars. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer, and our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize, as a separate component of shareholders’ equity, the cumulative effect of foreign currency translations, which to date is principally due to translation of the results of our U.S. operations from dollars to euros.

A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax earnings by approximately €868,000 and €731,000 for the years ended December 31, 2007 and 2006, respectively. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately €710,000 and €598,000 for the years ended 2007 and 2006, respectively.

Since 2000, we have continued to consistently implement currency hedging strategies to minimize foreign exchange gain and losses in our statement of operations due to exchange rate fluctuation exposure. As a result of this strategy, our net foreign exchange losses or gains have not exceeded €330,000 in any single year during the 2003 to 2007 period.

Interest Rate Risk

Interest payments on our long-term debt are either based on fixed interest rates or, if based on floating rates, are hedged through interest swap contracts. Therefore, our interest payments are effectively fixed, and are generally not affected by fluctuations in base interest rates.

Impact of Inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our registration statement on Form F-1 (Reg. No. 333-142481) relating to our initial public offering of 7,000,000 ordinary shares was declared effective by the SEC on May 16, 2007 and the offering commenced on that date. Deutsche Bank Securities, Lehman Brothers, Banc of America Securities LLC, Lazard Capital Markets and Thomas Weisel Partners LLC served as managing underwriters of the offering. The ordinary shares were sold at a public offering price of $16.00 for gross offering proceeds of $112,000,000. The discount to the underwriters was $1.08 per ordinary share for a total underwriting discount of $7,560,000 and we incurred other expenses (including filing, legal and accounting fees) of approximately $4.7 million, none of which were paid to our directors, officers or their affiliates or to persons owning 10% or more of any class of our capital stock. The total net proceeds to us from the offering were $99.7 million, and they were used:

•	to repay outstanding indebtedness of €19.3 million (or approximately $28.2 million), including interest accumulated of €597,000, under our 5.87% U.S. dollar-denominated long-term loan agreement due 2009, on May 29, 2007;

•	to repay outstanding indebtedness of €12.2 million (or approximately $17.8 million), including interest accumulated of €400,000, under our 6.73% U.S. dollar-denominated long-term loan agreement due 2010, on May 29, 2007;

•	to repay the €31.0 million (or approximately $45.3 million) of unsecured notes outstanding that carried cumulative interest at a fixed rate of 8% per annum, on May 29, 2007, pursuant to which approximately €30.8 million and €237,000 were payable to affiliates of Warburg Pincus LLC and Gearóid Faherty, respectively, shareholders of ours;

•	to develop specialty sales, marketing and distribution capabilities in the United States to commercialize our lead product, Zentasetm, including our acquisition of SourceCF for approximately €5.7 million (or approximately $8.3 million);

•	renovate and expand our research and development facility in Dayton, Ohio, currently under construction for which we had spent €394,000 (or approximately $575,000) as of December 31, 2007; and

•	fund working capital and general corporate purposes.

The foregoing items set forth information which contains translations of euros into U.S. dollars at a specified exchange rate of 1.4603 U.S. dollars per euro on December 31, 2007.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007 was carried out by us under the supervision and with the participation of our management, including the chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Angelo C. Malahias is an Audit Committee financial expert as defined by the SEC and meets the applicable independence requirements of the SEC and the NASDAQ Stock Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.eurand.com. We will also provide a paper copy free of charge upon written request by our shareholders. Shareholders may direct their requests to the attention of Manya Deehr, Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2007.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young serves as the Company’s primary independent auditors. “Ernst & Young” means Ernst & Young Accountants, the auditor of the Company, as well as foreign entities belonging to Ernst and Young Global. The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2006 and 2007, in thousands:

	2006	2007

Audit fees	€501	€1,398
Audit-Related fees	88	75
Tax fees	62	83
Other fees	0	0
Total	€651	€1,556

Audit fees

Audit fees paid to Ernst & Young in 2007 were compensation for professional services rendered for the audits of the consolidated financial statements for the year ended December 31, 2007 and for the review of the financial statements included in the Company’s Report on Form 6-K with respect to the quarterly results in 2007.

Audit fees paid to Ernst & Young in 2006 were compensation for professional services rendered for the audit of the Company’s financial statements for the year ended December 31, 2006.

In addition, this category includes fees paid to Ernst & Young as compensation for professional services related to our initial public offering in 2007, the work for which started in 2006.

Audit-Related fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

Tax fees

Tax fees associated with tax computation, general taxation advice and related tax matters.

Other fees

Ernst & Young did not provide any other services that would be classified in this category in 2007 and 2006.

Non-audit services

The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The external auditor is permitted to undertake certain non-audit services, but these services and their associated fees, must be approved in advance by the Audit Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-30 incorporated herein by reference.

ITEM 19.	EXHIBITS

Number	Description

1.1	Articles of Association of Eurand N.V.*
1.2	Form of Amended Articles of Association of Eurand N.V.*
1.3	Form of Amended Articles of Association of Eurand N.V.*
4.1	Eurand N.V. Equity Compensation Plan, adopted on August 29, 2007 and amended on December 12, 2007**
4.2	Form of Indemnification Agreement*
4.3	Form of Investor Rights Agreement*
4.4	Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*†
4.5	Amendment to Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*†
4.6	Development, License and Supply Agreement between Eurand America, Inc. and Reliant Pharmaceuticals*†
4.7	License Agreement between Kyowa Hakko Kogyo Co., Ltd. and Eurand Pharmaceuticals Limited*†
4.8	Development, License and Contract Manufacturing Agreement between Eurand America, Inc. and ECR Pharmaceuticals*†
4.9	Promissory Note between Eurand B.V. and Warburg, Pincus & Co., on behalf of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., Warburg, Pincus Netherlands Equity Partners II C.V., and Warburg, Pincus Netherlands Equity Partners III C.V.*
4.10	Promissory Note between Eurand B.V. and Warburg, Pincus Equity Partners, L.P.*
4.11	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.12	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.13	Promissory Note between Eurand B.V. and Gearóid Faherty*
4.14	Conversion Agreement between Eurand B.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.15	Amendment to Conversion Agreement between Eurand N.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.16	Amendment No. 2 to the Development, License and Contract Manufacturing Agreement between Eurand, Inc. and E. Clairborne Robins Company, Inc. d/b/a ECR Pharmaceuticals, dated August 23, 2007 (Incorporated by reference to Exhibit 2 to the Current Report on Form 6-K filed on September 14, 2007).
4.17	Lease Agreement between Hudson-Alpha Institute for Biotechnology and Eurand Pharmaceuticals, Inc., dated January 15, 2008**
4.18	Development and License Agreement between Eurand, Inc. and SmithKline Beecham Corporation d/b/a GlaxoSmithKline, dated as of April 21, 2006**†
4.19	Securities Purchase Agreement by and among Michael J. Walters, Norman Stanley, Lonnie S. McMillian, Stoneway LLC and Eurand Pharmaceuticals, Inc., dated November 30, 2007**
8	Subsidiaries of the Company**
12.1	Certification of the Chief Executive Officer**
12.2	Certification of the Chief Financial Officer**

Number	Description

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm**

†	Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-142481) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Filed herewith.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EURAND, N.V..

By:	/s/ Gearóid M. Faherty
Name:     Gearóid M. Faherty

Title:	Chief Executive Officer

Date: March 31, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EURAND N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Eurand N.V.

We have audited the accompanying consolidated balance sheets of Eurand N.V. as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eurand N.V. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Amsterdam, Netherlands

/s/  Ernst & Young

Ernst & Young Accountants

March 31, 2008

EURAND N.V.

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
	(In thousands of euros)

ASSETS
Current Assets
Cash and cash equivalents	12,541	5,810
Accounts receivable, less allowance for doubtful accounts of €115 and €283, respectively	13,437	12,587
Inventories, net	9,750	7,655
Prepaid expenses and other current assets	1,960	3,764
Deferred income taxes	191	858

Total Current Assets	37,879	30,674
Property, plant and equipment, net	35,642	39,882
Goodwill	26,251	26,956
Other intangible assets, net	8,894	3,976
Deferred income taxes	791	418
Other non current assets	51	1,040

Total Assets	109,508	102,946

See accompanying notes to consolidated financial statements

EURAND N.V.

CONSOLIDATED BALANCE SHEETS —(Continued)
December 31, 2007 and 2006

	2007	2006
	(In thousands of euros, except share and per share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt	499	7,067
Short-term borrowings	179	221
Accounts payable	8,103	7,977
Income taxes payable	26	38
Accrued expenses and other current liabilities	10,495	9,941

Total Current Liabilities	19,302	25,244
Long-term notes payable to shareholders	—	30,105
Long-term debt from banks	873	25,751
Employees severance indemnities	4,369	4,781
Other non-current liabilities	2,611	2,393
Deferred income taxes	1,286	1,939

Total Non-Current Liabilities	9,139	64,969
Commitments and contingencies (see Note 16)
Series A redeemable preference shares convertible to ordinary shares, none authorized at December 31, 2007 and 64,999,998 shares authorized as of December 31, 2006 of which 32,487,940 issued and outstanding, par value €0.01	—	26,844
Series C redeemable preference shares convertible to ordinary shares, none authorized as of December 31, 2007 and 2 shares authorized as of December 31, 2006 of which, all issued and outstanding, par value €0.01	—	23,000
Shareholders’ Equity(Deficit)
Ordinary shares, authorized 130,000,000 and 65,000,000 shares as of December 31, 2007 and 2006, respectively, 44,034,114 and 2,339,686 issued and outstanding, as of December 31, 2007 and 2006, respectively, with par value €0.01	440	23
Additional paid-in capital	130,858	5,848
Accumulated deficit	(52,011)	(45,337)
Other comprehensive income	1,780	2,355

Total Shareholders’ Equity (Deficit)	81,067	(37,111)

Total Liabilities and Shareholders’ Equity	109,508	102,946

See accompanying notes to consolidated financial statements

EURAND N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands of euros, except share
	and per share amounts)

Product sales	71,076	69,771	63,139
Royalties	4,373	3,896	3,730
Development fees	9,372	9,182	5,386

Revenues	84,821	82,849	72,255
Cost of goods sold	(49,439)	(47,558)	(44,150)
Research and development expenses attributable to development fees	(5,432)	(5,590)	(3,807)
Other research and development expenses	(11,678)	(10,697)	(10,706)
Selling, general and administrative expenses	(21,497)	(14,786)	(11,537)
Amortization of intangibles	(788)	(727)	(720)
Other income (expense)	(93)	354	(973)

Operating income (loss)	(4,106)	3,845	362
Interest expense	(2,024)	(7,401)	(7,260)
Interest income	492	140	46
Foreign exchange gains (losses), net	104	12	(327)

Loss before taxes	(5,534)	(3,404)	(7,179)

Income tax expense	(1,140)	(1,593)	(1,100)

Net loss	(6,674)	(4,997)	(8,279)

Net loss per share:
Basic and diluted net loss per share	(0.24)	(2.19)	(3.74)
Weighted average shares used to compute basic and diluted net loss per share	28,367,118	2,278,147	2,215,087

See accompanying notes to consolidated financial statements

EURAND N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005

			Additional		Other	Total
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income	Equity
	(In thousands of Euros except share amounts)

As at December 31, 2004	2,215,087	22	5,863	(32,061)	1,795	(24,381)

Comprehensive loss:
Net loss				(8,279)		(8,279)
Cumulative exchange translation adjustment					(1,586)	(1,586)
Change in fair value of hedge instruments					623	623

Comprehensive loss						(9,242)
Stock option expense			50			50

As at December 31, 2005	2,215,087	22	5,913	(40,340)	832	(33,573)

Comprehensive loss:
Net loss				(4,997)		(4,997)
Cumulative exchange translation adjustment					1,700	1,700
Change in fair value of hedge instruments					(177)	(177)

Comprehensive loss						(3,474)
Exercise of stock options	124,599	1				1
Stock option forfeitures			(65)			(65)

As at December 31, 2006	2,339,686	23	5,848	(45,337)	2,355	(37,111)

Comprehensive loss:
Net loss				(6,674)		(6,674)
Cumulative exchange translation adjustment					(54)	(54)
Change in fair value of hedge instruments					(77)	(77)
Reclassification upon termination of hedge instruments					(444)	(444)

Comprehensive loss						(7,249)
Conversion of Series A Preference shares into 32,487,940 ordinary shares	32,487,940	325	26,519			26,844
Conversion of Series C Preference shares into 2,029,786 ordinary shares	2,029,786	20	22,980			23,000
Issue of 7,000,000 ordinary shares in initial public offering	7,000,000	70	73,907			73,977
Stock option compensation			1,028			1,028
Share award compensation			281			281
Exercise of stock options	176,702	2	295			297

As at December 31, 2007	44,034,114	440	130,858	(52,011)	1,780	81,067

See accompanying notes to consolidated financial statements

EURAND N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands of euros)

Operating Activities
Net loss	(6,674)	(4,997)	(8,279)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	7,074	7,881	8,977
Amortization	788	727	720
(Gain) loss on disposal of property, plant and equipment	93	(354)	21
Non-cash interest expense	201	4,315	4,079
Employees severance indemnities	180	860	778
Unrealized foreign exchange losses	655	643	757
Stock compensation	1,309	(65)	50
Deferred income taxes	146	468	(285)
Changes in operating assets and liabilities:
Accounts receivable, net	(673)	(383)	630
Inventories, net	(2,263)	1,276	(780)
Prepaid expenses and other current assets	1,675	(1,747)	(206)
Other non-current assets	987	587	(1,047)
Accounts payable	(36)	(90)	1,222
Accrued expenses and other current liabilities	101	4,592	(2,482)
Income taxes	(430)	(344)	(915)
Other non current liabilities	(1,335)	(21)	(313)

Cash provided by operating activities	1,798	13,348	2,927
Investing Activities
Purchases of property, plant and equipment	(4,091)	(2,744)	(2,262)
Proceeds from disposals of property, plant and equipment	—	1,326	3
Purchase of other intangible assets	—	—	(210)
Acquisition of SourceCF, net of cash acquired	(4,643)	—	—

Cash used in investing activities	(8,734)	(1,418)	(2,469)
Financing Activities
Proceeds from the issuance of ordinary shares	73,977	—	—
Repayment of principal on long term notes payable to shareholders	(30,105)	—	—
Increase in long-term debt from banks	—	—	2,000
Repayment of long-term debt from banks	(31,200)	(6,197)	(2,725)
Cash received on termination of interest rate swap	663	—	—
Net change in short-term borrowings	179	(3,181)	(21)
Exercise of stock options	297	1	—

Cash provided by (used in) financing activities	13,811	(9,377)	(746)

Effect of exchange rates on cash	(144)	(166)	104

Increase (decrease) in cash and cash equivalents	6,731	2,387	(184)
Cash and cash equivalents at beginning of year	5,810	3,423	3,607

Cash and cash equivalents at end of year	12,541	5,810	3,423

Supplemental disclosures:
Cash paid during the period for:
Interest	14,509	2,946	3,135
Taxes	1,224	1,252	2,224

See accompanying notes to consolidated financial statements

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Eurand N.V. (the “Company”) is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. The Company specializes in the following four areas: (i) taste masking/fast-dissolving formulations, (ii) bioavailability enhancement of poorly soluble drugs, (iii) customized release and (iv) drug targeting. Eurand is currently developing a pipeline of products based on its proprietary drug delivery technology. The Company also works with pharmaceutical and biotechnology companies to develop enhanced forms of their existing products and development compounds.

Eurand is a global company with research, development and manufacturing facilities in Italy and the United States and an additional manufacturing facility in France.

2.	Summary of Significant Accounting Policies and Basis of Presentation

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying consolidated financial statements. These policies are in conformity with accounting principles generally accepted in the United States and with the requirements of Regulation S-X of the U.S. Securities and Exchange Commission and have been consistently applied.

Principles of Consolidation

The consolidated financial statements include the Company and all entities which it controls. All acquisitions have been accounted for using the purchase method of accounting and the entities acquired have been consolidated by the Company with effect from the respective dates of acquisition. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Segment information

Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information on operating segments in interim and annual financial statements. The Company’s chief operating decision maker reviews the results of operations on a consolidated basis and manages the operations of the Company as a single operating segment. Accordingly, the Company operates in one segment, which is the specialty pharmaceuticals industry.

Cash and Cash Equivalents

Cash equivalents consist of time deposits and other short-term, highly liquid instruments with maturities of three months or less when acquired and are stated at cost, which approximates fair value.

Accounts Receivable

Accounts receivable are stated at their estimated net realizable value.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead and exclude

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

abnormal amounts of idle facility expense, freight, handling costs and spoilage. Any write-downs of inventory are recorded as an adjustment to the cost basis and included in cost of goods sold.

From time to time the Company manufactures goods which have an uncertain market value because they have not been commercially launched. The decision to capitalize the cost of such pre-launch inventory is dependent upon: whether the regulatory process and regulatory requirements for the product are sufficiently well known that it is likely that the product will be approved; whether the manufactured goods will likely have sufficient remaining commercial shelf life at the time the product will be approved for sale; and whether the manufacturing process used will be in accordance with that specifications that are likely to be approved for the product. If these conditions are not met, then the costs associated with pre-launch inventory are expensed as incurred in cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings	18 to 30 years
Machinery and equipment	8 to 12 years
Furniture and fittings	3 to 5 years

Interest charges incurred during the construction of new facilities are capitalized as an element of cost and are amortized over the assets’ estimated useful lives. Significant capital improvements that increase an asset’s life or capacity are capitalized.

Goodwill

Goodwill represents the excess of the purchase price over the net fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in an acquisition.

During 2007, 2006 and 2005, the Company performed the required impairment test of goodwill and determined that there was no impairment in the periods presented. The Company operates in a single business segment, the business is managed as a single operating unit and the Company as a whole represents the only reporting unit as defined under SFAS No. 142, Goodwill and Other Intangible Assets. Accordingly, in 2007 the Company’s fair value based on the value of its publicly traded shares was compared to its book value, in order to assess whether goodwill might be impaired. Prior to our initial public offering, the present value of the cash flows from operations of the Company as a whole (excluding debt), discounted at rates consistent with similar enterprises was compared to the book value of the Company.

Other Intangible Assets

Other intangible assets include purchased patents, licenses, exclusive supply rights and selling and marketing rights. These assets are carried at cost and amortized on a straight-line basis over the estimated useful lives of 2 to 15 years. In no case is the useful life in excess of the legal or contractual period.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets other than goodwill (primarily property, plant and equipment and other intangible assets) for impairment whenever there is an indication that the carrying amount of an asset or group of assets may not be recoverable. Recoverability is determined by comparing the undiscounted expected cash flows from the respective asset or group of assets to its carrying value. If the carrying value is in excess of the undiscounted cash flows, the Company compares the fair value of the respective asset or group of assets to the carrying value to calculate the amount of the impairment. The fair value typically is estimated with reference to the discounted cash flows attributable to the asset or group of assets.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt are stated inclusive of accrued interest. Loan initiation fees relating to long-term debt are recorded as a reduction of long-term debt and are amortized over the life of the loans to interest expense using the effective interest method. Other direct costs of long-term debt, comprised primarily of professional fees, are deferred and amortized over the life of the loans to which they relate using the effective interest rate method.

Income Taxes

Income taxes are provided for each entity included in the consolidation in accordance with the applicable local laws. Deferred income taxes are accounted for under the liability method, in accordance with SFAS No. 109 Accounting for Income Taxes (“SFAS 109”), and reflect the tax effects of temporary differences, between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, and net operating loss carry-forwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold that must be met before a tax position can be recorded in the consolidated financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 had no impact on the Company’s results of operations and financial position at December 31, 2007 and for the year then ended.

Investment tax credits are accounted for as a reduction in taxable income in the year in which the credit arises. Interest and penalties on uncertain tax positions are recognized in income tax expense.

Foreign Currency Translation

The Company’s reporting currency is the Euro. The local currency is considered the functional currency in the various countries where the Company operates. Assets and liabilities and revenues and expenses of subsidiaries located in Italy, France and Ireland are measured in Euros. With respect to the assets and liabilities and revenues and expenses of the U.S. and Swiss subsidiaries, revenues and expenses have been translated into Euros using the average exchange rate for the period and assets and liabilities have been translated using the period-end exchange rate.

The resulting cumulative exchange translation adjustments have been recorded as a component of shareholders’ deficit. Translation adjustments resulting from changes in exchange rates affecting balance sheet and income statement items amount to gains/(losses) of €(54), €1,700 and €(1,586) for the periods ended December 31, 2007, 2006 and 2005, respectively, and are reported as a component of other comprehensive income.

Realized and unrealized foreign currency transaction gains and losses are included in the determination of net loss.

Revenue Recognition

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed and determinable, collectibility is reasonably assured, and the Company has no further obligations. This is normally the point at which title transfers, which generally corresponds to the date when products are shipped. The Company’s policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. However, the Company monitors the level of returns and other adjustments related to sales and

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

records when historical rates of return indicate such provision is necessary. For certain products sold on a sales-type lease basis by SourceCF which the Company acquired on November 30, 2007, the present value of the minimum lease payments computed at the interest rate implicit in the lease, is recorded as sales revenue at the inception of the lease. The remaining value of the minimum future lease payments is recognized as an asset and accreted to revenue over the lease term. The Company had €37, €nil and €nil of sales type lease revenue in the years ended December 31, 2007, 2006 and 2005, respectively.

Royalty revenues are recognized in proportion to the underlying sales to the end user of certain products the Company either markets or manufactures.

The Company also derives revenues from research and development agreements with co-development partners. Such agreements generally provide that development work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized at the hourly rate for the number of hours worked. Certain agreements contain milestone revenues and where these milestones are paid in advance and are not subject to forfeiture, the revenues are deferred and subsequently recognized as income in proportion to the costs incurred for the related development phase and in accordance with the contract terms. Milestone payments based on performance are recognized when the performance criteria are met. Where agreements have more than one milestone, a determination is made as to whether the milestones should be recognized separately or combined into a single unit of account. In general milestones which relate to discrete development steps (i.e. can be used by the co-development partners to decide whether to continue the development under the agreement) are recognized as separate units of account.

Licensing agreements generally contemplate that one of Eurand’s drug delivery technologies will be utilized to commercialize or produce certain pharmaceutical products and that the Company will receive certain fees pursuant to these agreements. Up-front payments related to licensing agreements are deferred and recognized ratably over the life of the agreement.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses are of two types which are reported as separate line items in the statement of operations: firstly, research and development expenses attributable to co-development contracts for which we receive fees from collaborators; and secondly, expenses attributable to projects undertaken to research and develop products and technologies on our own behalf. Research and development expenses consist of direct costs and allocated overheads. Allocated overheads include facilities costs, salaries, other related personnel costs and patent costs. Direct costs include the cost of materials and costs related to clinical trials and pre-clinical studies. Expenses resulting from clinical trials are recorded when incurred based in part on estimates as to the status of the various trials.

Accounting for Stock Based Compensation

The Company has a stock-based employee compensation plan which is described more fully in Note 14. On January 1, 2006, we adopted the provisions of SFAS No. 123R, Share-Based Payment, as supplemented by the interpretation provided by SEC Staff Accounting Bulletin (SAB) No. 107, issued in March 2005. We have implemented the prospective application transition method of adoption and, as such, prior-period consolidated financial statements have not been restated. Under this method, the fair value of all stock options granted or modified after adoption must be recognized in the consolidated statement of operations. Whereas, total compensation cost related to awards already granted at the date of adoption continue to be accounted for under the methods of valuation and expensing used prior to adoption, which are described below. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow.

Prior to January 1, 2006, we accounted for stock options under Accounting Principle Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, an elective accounting policy permitted by SFAS No. 123. Under

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

this standard, the excess of the underlying stock price over the exercise price on the measurement date is recognized as compensation expense. Because the exercise price of all our stock options granted after 2000 was set equal to the market price on the date of the grant (which was the measurement date), we did not record any expense to the consolidated statement of operations related to stock options (unless certain original grant date terms were subsequently modified).

Refer to Note 14 for the impact of adoption of SFAS No. 123R on our accounting for stock options.

The fair value of options granted after the adoption of SFAS No. 123R is expensed over the relevant graded vesting periods using the straight line recognition method.

Derivatives and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through earnings. If the derivative meets hedge accounting, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of the underlying assets and liabilities, through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

On August 6, 2003, the Company obtained a financing facility from a bank which carried a floating rate of interest based on interest rate base rates (see Note 12). The Company was required by the Lender to enter into interest rate swap contracts to hedge the effect of changes in base interest rates on cash flows related to the facility so that interest payments would be equivalent to those on a fixed rate loan. These contracts qualified as cash flow hedge instruments under SFAS No. 133, and accordingly are recorded at fair value based on published market data for interest rate futures. In the years ended December 31, 2006 and 2005, changes in the fair value of the hedge instruments, to the extent the hedge is effective, were recorded in Other Comprehensive Income. When the hedging instruments were liquidated in May 2007, the accumulated gain at that time of €444, net of tax, was reclassified to the income statement and an amount of €663, was included in interest income. To the extent that these hedges have been ineffective, changes in the fair value of the hedge instruments are included in interest expense in the statement of operations. The ineffective portion recognized in the statement of operations during the years ended December 31, 2007, 2006 and 2005 was not material.

The Company enters into forward exchange contracts to hedge receivables and payables denominated in U.S. dollars. These contracts do not meet the criteria for hedge effectiveness and, accordingly, they are adjusted to fair value through income. Fair value is based on published foreign exchange futures contract prices on the date of valuation. During the years ended December 31, 2007, 2006 and 2005, the Company recognized foreign exchange gains and (losses) of €1,974, €498 and €(262), respectively, in the statement of operations, related to these hedging activities.

Statement of Cash Flows

Short-term borrowings arise primarily under the Company’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “Net change in short-term borrowings” in the Consolidated Statements of Cash Flows.

Shipping and Handling Costs

Shipping and handling costs on product sales are classified in Selling, General and Administrative Expenses and amount to €617, €543 and €529 for the years ended December 31, 2007, 2006 and 2005, respectively.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Per Share Information

We present basic and diluted per share information on a historical basis. Dilutive potential ordinary shares could result from the assumed exercise of outstanding stock options, which are included under the treasury stock method when the impact is dilutive.

Government Grants

The Company receives grants from governmental entities to subsidize certain investments in plant and equipment and research and development expenditures. Grants are recognized when earned and there is no remaining risk of repayment. There is no remaining risk of repayment when the grant conditions are met or when there is no doubt that these conditions will be met in the future. Grants relating to plant and equipment are recorded as a reduction of the cost of the related assets. Grants relating to research and development expenditure are recorded as a reduction of the corresponding expenses in the statement of operations.

During 2007, 2006 and 2005, the Company recognized government grants relating to plant and equipment for €nil, €25 and €nil, respectively, and relating to research and development expenditure for €700, €396 and €666, respectively.

Recent Accounting Developments

On January 1, 2007, the Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The adoption of SFAS No. 158 did not have a material impact on the Company’s results of operations or financial position.

In September 2006, the Financial Accounting Standards Board issued Statement SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007. As such, the Company would be required to implement this standard no later than January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities including an Amendment of FASB Statement No. 115. SFAS No. 159 provides an option for valuing many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company expects the adoption of SFAS No. 159 to have an immaterial impact on the Company’s results of operations or financial position.

On September 14, 2007, the Emerging Issues Task Force (EITF) affirmed its tentative conclusions on EITF 07-3, Accounting for Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF 07-3 will be effective for agreements entered into in fiscal years beginning after December 15, 2007. As such, the Company would be required to implement this standard no later than January 1, 2008. The Company does not anticipate a material impact from its adoption. On November 29, 2007 the EITF adopted EITF 07-1: Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of adopting EITF 07-1 on its consolidated financial statements.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Business Acquisitions

Acquisition of SourceCF

On November 30, 2007, the Company acquired 100% of the common stock and membership interests in the various entities of the SourceCF group. The results of SourceCF’s operations have been included in the consolidated financial statements since that date.

SourceCF is a business focused on serving the needs of Cystic Fibrosis (CF) patients, physicians and care givers. The acquisition provides Eurand with access to the SourceCF product portfolio, including a range of vitamins specifically designed to meet the needs of patients with CF and the eFlow® electronic nebulizer. Eurand intends to integrate the SourceCF team into its U.S. commercial organization to support the planned launch of its lead product candidate, Zentasetm (EUR-1008).

The aggregate purchase price was € 5.8 million, of which € 4.7 million, inclusive of direct costs of acquisition, was paid at the date of acquisition and €18 was paid in January 2008. The remaining € 1,021 will be paid on the second anniversary of the acquisition reduced for any amounts required for any indemnification claims. In addition, a further payment of € 1,027 will be made subject to achievement of a certain revenue target in the 2008 fiscal year. This payment will not be made until the second anniversary of the acquisition date and may be reduced for amounts required for any indemnification claims that may arise before the payment is made. Upon payment, this amount will be recorded as goodwill.

A summary of the assets acquired and the liabilities assumed as a result of the purchase of 100% interest in SourceCF is as follows:

Current assets, including cash	€790
Property, plant and equipment	20
Intangible assets	5,689

Total Assets Acquired	6,499
Current liabilities	(711)

Net asset acquired	5,788
Less: cash acquired	(104)

Cost of acquisition, net of cash acquired	€5,684

In addition, as part of accounting for the business combination, the Company recognized €907 in net deferred tax liabilities relating to the acquired net taxable temporary differences of SourceCF. The availability of these deferred tax liabilities led to a reduction in the Company’s valuation allowance.

The €5,689 of acquired intangible assets arose from various selling and marketing agreements with weighted average useful lives of approximately 8 years (see Note 8). These agreements are considered to have no residual value.

4.	Inventories, net

	December 31,	December 31,
	2007	2006

Raw materials	4,839	2,849
Work in progress	1,732	2,552
Finished goods	3,179	2,254

	9,750	7,655

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowances for obsolescence of inventories were €642 and €478 as of December 31, 2007 and 2006, respectively. Costs related to pre-launch commercial batches of Zentasetm inventory of €636 on hand as at December 31, 2007 have been expensed in cost of goods sold for the year end December 31, 2007. The Zentasetm product is awaiting regulatory approval for commercial launch in the United States, but the approval process had not progressed enough to allow a determination that these costs will be recovered.

5.	Prepaid Expenses and Other Current Assets

	December 31,	December 31,
	2007	2006

Deferred initial public offering costs	—	1,918
Prepayments	750	1,020
Recoverable amounts for income taxes	235	181
Recoverable amounts for other taxes	975	546
Deferred financing fees	—	99

	1,960	3,764

Deferred initial public offering costs represent specific incremental costs relating to external counsel and professional advisors incurred as of December 31, 2006 for the Company’s planned initial public offering and were offset against the additional paid-in capital from the proceeds of the initial public offering in May 2007.

6.	Property, Plant and Equipment, net

	December 31,	December 31,
	2007	2006

Land	1,714	1,739
Buildings	29,955	30,649
Machinery and equipment	57,350	55,556
Furniture and fittings	4,953	4,879
Construction in progress	2,598	1,043

	96,570	93,866
Accumulated depreciation	(60,928)	(53,984)

	35,642	39,882

Interest expense capitalized in property, plant and equipment in the years ended December 31, 2007, 2006, and 2005 amounted to €66, €26 and €21, respectively.

7.	Goodwill

There were no goodwill impairments during the year. Changes in the carrying value of goodwill are as follows:

As at December 31, 2005	27,789
Exchange translation	(833)

As at December 31, 2006	26,956
Exchange translation	(705)

As at December 31, 2007	26,251

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Other Intangible Assets, net

	As of December 31, 2007			As of December 31, 2006
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Patents	1,630	(1,038)	592	1,666	(814)	852
Licenses	1,439	(956)	483	1,462	(830)	632
Exclusive supply rights	3,250	(1,083)	2,167	3,250	(758)	2,492
Selling and marketing rights	5,723	(71)	5,652	—	—	—

Total	12,042	(3,148)	8,894	6,378	(2,402)	3,976

Amortization of patents, licenses, exclusive supply rights and selling and marketing rights amounted to €788, €727, and €720 for the years ended December 31, 2007, 2006, and 2005, respectively.

On November 30, 2007, the Company acquired selling and marketing rights at a combined cost of €5,689 as part of the SourceCF Acquisition (See note 3). This amount was capitalized and is being amortized over the period in which the rights are expected to provide revenues, typically the contractual term, estimated on average at approximately 8 years.

There were no acquisitions of patents, licenses or exclusive supply rights during 2006 and 2007.

As of December 31, 2007, the weighted average amortization periods for patents, licenses, exclusive supply rights and selling and marketing rights were 10.3 years, 13.7 years, 10.0 years and 7.7 years, respectively.

Estimated amortization charges for the next five years are as follows:

Estimated
Amortization Charge

2007	1,487
2008	1,371
2009	1,191
2010	1,157
2011	1,138
Thereafter	2,550

8,894

9.	Short-Term Borrowings

At December 31, 2007, the Company had lines of credit amounting to €6,330 of which none were utilized. All lines of credit are from banks, are callable on demand and are unsecured.

At December 31, 2007 and 2006 the Company had overdrafts of €179 and €nil. At December 31, 2006, short-term borrowings included debt of €221, carrying interest of 5% per annum.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes

Dutch and foreign book income (losses) before the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Netherlands	2,488	65	(103)
Foreign	(8,022)	(3,469)	(7,076)

	(5,534)	(3,404)	(7,179)

Significant components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Current	(994)	(1,125)	(1,309)
Deferred	(146)	(468)	209

Income tax	(1,140)	(1,593)	(1,100)

A reconciliation between income taxes computed at the Dutch statutory tax rate of 25.5% (29.6% and 31.5% for the year ended December 31, 2006 and 2005, respectively) and the effective income tax provision is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Income tax benefit at the Dutch statutory tax rate	1,411	1,008	2,261
Effect of Italian IRAP	(665)	(885)	(759)
Aggregated effect of different foreign tax rates	440	213	260
Changes in foreign tax rates	(1,094)	(190)	(141)
Permanent differences:
Non deductible expenses	(120)	(201)	(105)
Non-taxable items	53	8	16
Foreign taxes not deductible	(17)	(30)	(53)
Reversal of deferred tax liability on revaluation reserve	297	—	—
Deductible IPO expenses	902	—	—
Stock compensation	(99)	—	—
Other	(103)	(84)	70
Change in valuation allowance	(2,145)	(1,432)	(2,649)

Effective income tax provision	(1,140)	(1,593)	(1,100)

The Italian “IRAP” tax is a regional tax on productive activities, and has a statutory rate of 4.25%. The IRAP tax is not deductible for corporate tax purposes. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for the major portion of labor costs or interest.

The applicable income tax rate in Italy has been reduced from 33% to 27.5% effective January 1, 2008. The IRAP tax rate in Italy has been reduced from 4.25% to 3.9% effective January 1, 2008. The deferred tax balances of the Italian subsidiaries have been adjusted accordingly.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of deferred income tax assets and liabilities at December 31, 2007 and 2006 are as follows:

	December 31,	December 31,
	2007	2006

Deferred tax assets:
Property, plant and equipment	4,364	3,521
Intangible assets	249	569
Inventory allowance	496	201
Accrued expenses	439	264
Foreign exchange	462	264
Deferred revenues	738	1,234
Accrued interest expense	3,805	2,752
Deductible stock compensation	715	660
Tax Credits	273	289
Net operating loss carry-forwards	9,673	10,132
Other	23	57

Total deferred tax assets	21,237	19,943
Less: valuation allowance	(18,244)	(18,210)

Deferred tax assets, net of valuation allowance	2,993	1,733
Deferred tax liabilities:
Property, plant and equipment	(570)	(1,441)
Intangible assets	(2,163)	(659)
Foreign exchange	(528)	—
Unrealized gain on derivatives	—	(257)
Other	(36)	40

Total deferred tax liabilities	(3,297)	(2,397)

Net deferred tax liabilities	(304)	(664)

The movement in the valuation allowance is as follows:

Balance at December 31, 2006	(18,210)
Increase in valuation allowance recognized in the year	(2,145)
Currency translation adjustment	1,204
Decrease in valuation allowance for recognition of net deferred tax liability on acquisition of SourceCF	907

Balance at December 31, 2007	(18,244)

As of December 31, 2007, 2006 and 2005, the Company has a history of cumulative losses. Such cumulative losses represent significant negative evidence that would be difficult to overcome in evaluating whether a valuation allowance is needed against the Company’s deferred tax assets. Expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses and management has determined that other positive evidence (such as availability of tax carry-backs and tax-planning strategies) is not available or insufficient to remove the uncertainty regarding the recoverability of these deferred tax assets. Accordingly, at December 31, 2007, 2006 and 2005, the Company has recognized a valuation allowance for deferred tax assets to the extent that these do not offset deferred tax liabilities that are expected to reverse against these deferred tax assets.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2007, the Company had net operating losses (“NOLs”) available to offset future taxable income in Italy amounting to approximately €2,860, of which €2,154 expires in 2010 and the remainder expires in 2012; in the Netherlands amounting to approximately €4,054, which expire in 2011 through 2016; in the United States amounting to approximately €18,716 ($27,330,291), which expire in 2019 through 2026; and in Switzerland amounting to €305 (SFr 505,236), expiring in 2011 through 2014.

There were no undistributed earnings of the Company’s foreign subsidiaries at December 31, 2007 and 2006 that would be subject to income taxes.

The Company adopted FIN 48 as of January 1, 2007. As a result of the adoption of FIN 48, the Company did not recognize any adjustments to retained earnings since it did not have any unrecognized tax benefits which would impact the Company’s provision for income taxes and effective tax rate if reversed.

As of December 31, 2007, the Company has unrecognized tax benefits in the Netherlands of €5,611 related to the underwriting fees incurred in connection with the Initial Public Offering. Due to the valuation allowance recorded against the NOLs generated in the past years in these jurisdictions, no tax benefit has been taken in the consolidated financial statements.

The Company’s policy is to classify any interest and penalties related to the underpayment of income taxes in its income tax expense. There were no such amounts recognized as of January 1, 2007 and December 31, 2007. The following tax years remain open in the Company’s major jurisdictions:

Italy	2003 through 2007
U.S. (Federal)	1999 through 2007
France	2002 through 2007
Netherlands	2002 through 2007
Ireland	2002 through 2007

As of December 31, 2007, there have been no material changes to the status of the Company’s remaining open tax years.

The application of FIN 48 requires significant judgment in assessing the outcome of future tax examinations and their potential impact on the Company’s estimated effective tax rate and the value of deferred tax assets.

The gross unrecognized tax benefits at December 31, 2007 and January 1, 2007 were €5,611 and nil, respectively. The amount of unrecognized tax benefits as of December 31, 2007 and January 1, 2007, if recognized, would not affect the effective tax due to the impact of valuation allowances and foreign country offsets relating to transfer pricing adjustments.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance, January 1, 2007	—
Additions based on tax positions related to the current year	5,611
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Reductions for settlements	—
Reductions due to lapse in statute of limitations	—
Change attributable to foreign currency translation	—

Balance, December 31, 2007	5,611

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Accrued Expenses and Other Current Liabilities

	December 31,	December 31,
	2007	2006

Accrued expenses	3,298	1,915
Accrued initial public offering costs	—	1,532
Deferred revenues	1,045	1,373
Accrued costs for termination of operating lease	150	150
Social Security and other contributions	1,259	1,080
Taxes, other than income taxes	810	811
Accrued employee compensation	3,933	3,080

	10,495	9,941

12.	Long-Term Notes Payable to Shareholders and Other Debt

Long-Term Notes Payable to Shareholders

In October 2006, Mr. Faherty (CEO) assigned to Warburg Pincus €449 in aggregate principal amount of the loan made by him to the Company, together with interest accrued thereon in the amount of €129, in consideration of full payment of his loan from Warburg Pincus, including all interest accrued thereon. As a result of this transaction, Mr. Faherty held a promissory note from the Company until it was repaid by the Company on May 29, 2007. Long term debt to our majority shareholder Warburg Pincus was fully repaid on the same date.

Long-term debt payable to shareholders, including accrued interest, consisted of the following:

	December 31,	December 31,
	2007	2006

Warburg Pincus	—	29,876
Mr. Gearoid Faherty (CEO)	—	229

	—	30,105

These notes were unsecured, carried cumulative interest at a fixed rate of 8% per annum and were repayable in a single installment in December 2010. Accrued interest payable to the CEO totaled €53 at December 31, 2006 and interest of €61 and €129 was paid during the years ended December 31, 2007 and 2006, respectively.

Long-Term Debt From Banks

In May 2007, the Company repaid its long-term U.S. dollar denominated credit-facility using proceeds from the IPO. In connection with the repayment of these loans, the lender released all liens and encumbrances related to the loan agreements on July 3, 2007. Following the loan repayments, the Company also terminated an interest rate swap that had been used to fix the interest rates, in doing so the Company realized a gain of €663.

The Company capitalized financing and professional fees incurred to obtain the facility. Loan fees due to the Lender were recorded as a reduction in loans payable, and accreted over the life of the loans to interest expense. The accretion and amortization of these items resulted in interest expense of €488, €371 and €362 in the years ended December 31, 2007, 2006 and 2005, respectively. The loan fees remaining at December 31, 2006 included in long-term debt and expensed in 2007 on repayment of the loans, are shown in the tables below. The remainder of the fees, comprising primarily professional fees, were recorded as deferred financing costs and were amortized over the life of the loans to interest expense. On repayment of the loans, the remaining balance of €374 was expensed.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On September 19, 2005, the Company entered into an unsecured loan agreement with an Italian bank to borrow €2,000 repayable in installments from December 2006 through September 2010 with a variable interest rate of 1.75% above Euribor.

Long-term debt payable to banks and others is as follows:

	December 31,	December 31,
	2007	2006

Euribor + 1.75% EUR denominated loan due 2010	1,375	1,875
5.87% USD denominated credit facility due 2009	—	19,146
6.73% USD denominated credit facility due 2010	—	12,038

	1,375	33,059
Less:
Deferred financing fees	(3)	(259)
Accrued interest	—	18

	1,372	32,818
Amount due within one year, net of deferred financing fees of €1 and €134, respectively	(499)	(7,067)

	873	25,751

At December 31, 2007, the outstanding principal amount is repayable as follows:

Year ended December 31,
2008	500
2009	500
2010	375

Total principal repayable	1,375
Less:
Deferred financing fees	(3)
Amount due within one year, net of deferred financing fees of €1	(499)

873

13.	Employees Severance Indemnities

The liability for severance indemnities relates primarily to the Company’s employees in Italy. The unfunded severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. The charge to earnings was €508, €860 and €778 for the years ended December 31, 2007, 2006 and 2005, respectively.

14.	Shareholders’ Equity

Share Capital

At December 31, 2007, the Company has authorized 130,000,000 ordinary shares, of which 44,034,114 are issued and outstanding. Such shares have no pre-emptive rights.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2007 and 2006, the Company issued 176,702 and 124,599 ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.

Immediately prior to our initial public offering on May 16, 2007, the holders of the Series A preference shares exercised their rights, to convert all of the outstanding Series A preference shares of the Company to ordinary shares on a one-for-one basis. As a result, 32,487,940 Series A preference shares outstanding at that date were converted into 32,487,940 ordinary shares. The ordinary shares have one vote per share and a par value of €0.01 per share. Subsequently, the Series A class of shares was cancelled.

On November 30, 2006, the Company entered into an agreement (the “Loan Conversion Agreement”) with its majority shareholder Warburg Pincus to convert €23,000 of the Company’s outstanding debt with Warburg Pincus into two Series C redeemable preference shares. Subsequently on, May 16, 2007, immediately prior to our initial public offering and in accordance with the Loan Conversion Agreement, the holders of the Series C preference shares exercised their rights to convert the two outstanding Series C preference shares of the Company, including the related additional paid-in capital, into 2,029,786 ordinary shares. Subsequently, the Series C class of shares was cancelled.

On May 16, 2007, the Company consummated its initial public offering, issuing 7,000,000 ordinary shares, for proceeds of €73,977, net of costs of underwriting, external counsel, professional advisors and similar IPO related costs. Underwriting costs were €5,611 and other costs totaled €3,539.

In 1999, in connection with the purchase of Series A preference shares and the loan made to the Company at the date of acquisition of the Eurand entities, Warburg Pincus provided Mr. Faherty, the Chief Executive Officer, with a full recourse loan for an amount of $500,000. The loan bore interest at 5% per annum and was repayable on March 21, 2006. As discussed in Note 12, the loan was settled in October 2006.

Stock Options

Certain of the Company’s employees participate in the Eurand N.V. Equity Compensation Plan (“the Plan”) for which a maximum of 7,735,224 ordinary shares have been authorized for grants of options by the Company. The Plan, adopted on August 29, 2007 and amended on November 8, 2007 is an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan.

Stock options granted under the Plan generally become exercisable over a four-year annual vesting period and expire 10 years from the date of grant.

Compensation cost expense and forfeiture (credit) of €1,028, €(65), and €50 relating to the aforementioned grants was recognized in the Company’s statement of operations for the years ended December 31, 2007, 2006 and 2005, respectively. Compensation related to stock options had no effect on income taxes recorded in the income statement.

On May 16, 2007, the date of the IPO, the Company granted 758,000 stock options to senior management and certain other employees at an exercise price equal to the estimated fair market value of the underlying shares of $16.00 per share, which was the IPO price. During the remainder of the year ended December 31, 2007, the Company granted an additional 199,000 stock options, mainly to new employees with exercise prices equal to the market value of the underlying shares on the grant date as measured in U.S. dollars. Weighted-average grant date fair value of stock options granted in 2007 was €5.13.

There were no stock options granted in 2006.

In October 2005, the Company granted 605,000 stock options to senior management and certain other employees at an exercise price equal to the estimated fair market value of the underlying shares of €5.00 per share. Given the absence of an active market for the Company’s shares, the estimated fair market value of the underlying shares on the date of grant was based on an internal valuation. In estimating the value of the underlying shares,

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management considered the value attributed to the Company’s shares in connection with a potential acquisition earlier that year as well as the operating results of the 22 months up to the date of grant.

A summary of the status of the Company’s stock options as of December 31, 2007, 2006 and 2005 and the changes for the years then ended is presented in the following table:

			Weighted
			Average
			Contractual
		Weighted	Life of
		Average	Options	Aggregate
	Number of	Exercise	Outstanding	Intrinsic
	Options	Price	(Years)	Value

Outstanding at December 31, 2004	3,382,702	€2.93	5.9
Granted	605,000	€5.00
Exercised	—	—
Forfeited	(41,703)	€5.56
Expired	—	—

Outstanding at December 31, 2005	3,945,999	€3.22	5.7
Granted	—	—
Exercised	(124,599)	€0.01
Forfeited	(107,408)	€5.53
Expired	—	—

Outstanding at December 31, 2006	3,713,992	€3.26	4.7	€38,539
Granted	957,000	€10.73
Exercised	(176,702)	€1.40
Forfeited	(79,861)	€6.46
Expired	—	—

Outstanding at December 31, 2007	4,414,429	€4.89	4.9	€26,228

Vested and expected to vest at December 31, 2007	4,378,550	€4.80	4.9	€26,193

Exercisable at December 31, 2007	3,507,361	€3.64	3.8	€25,188

The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e., the difference between the closing stock price of our ordinary shares on the last trading day of the year ended December 31, 2007 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of our ordinary shares and the rate of exchange of the US Dollar with respect to the Euro.

Cash received on stock options exercised amounted to €297 and €1 and €nil in the years ended December 31, 2007 and 2006, respectively. The aggregate intrinsic value on stock options exercised amounted to €1,136 and €1,196 in the years ended December 31, 2007 and 2006, respectively. There were no stock option exercises in 2005.

All of the Company’s stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at December 31, 2007. Once vested, options become exercisable immediately.

Beginning January 1, 2006, the Company uses a lattice model, to calculate the grant-date fair value of an award of stock options. As the Company applies the prospective method of adoption and no new option grants occurred in 2006 after the date of adoption on January 1, 2006, there was no effect of adopting SFAS No. 123R on operating loss

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

before taxes, net loss, cash flow provided by operating activities, cash used in financing activities, and basic and diluted loss per share for the year ended December 31, 2006. The effect of adoption began in 2007 when the Company made its initial grants of stock options and shares under the new accounting standard which, as disclosed in this note, are expensed at fair value instead of the minimum value permitted under the previous accounting standard.

The valuation of options granted in 2007 was based on the assumptions noted in the following table. Because lattice based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed.

Year Ended
December 31,
2007

Risk free interest rate	2.9 - 5.3%
Expected dividend yield	0%
Expected stock price volatility	50%
Post vesting forfeiturerate	6%
Suboptimal exercise factor	2.0

The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on management’s intention not to pay dividends in the foreseeable future. Due to the limited period that there has been a public market for the Company’s securities, the implied volatility of the Company’s ordinary shares may not be representative of the expected volatility. Implied volatility is the volatility assumption inherent in the market price of a company’s traded options. Therefore, since the Company has no publicly traded options, in determining the expected volatility, the Company took into account other available information, including the historical experience of a group of stocks in the Company’s industry having similar traits. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice model. In calculating the expected life of options, the lattice model used by the Company applies two estimated parameters. The post-vesting forfeiture rate and the suboptimal exercise factor, which are based on the Company’s historical option cancellations and employee exercise information, and academic research studies. The suboptimal exercise factor is the ratio by which the stock price must increase before employees are expected to exercise their stock options.

The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company’s model. The lattice model assumes that employees’ exercise behavior is a function of the options’ remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The lattice model estimates the probability of exercise as a function of these two variables based on the history of exercises and cancellations of past grants made by the Company. The expected life of employee stock options granted during the year ended December 31, 2007 derived from the lattice model was 6.2 years. In developing its estimate of the post-vesting forfeiture rate and the suboptimal exercise factor, due to the limited history as a public company, the historical share option exercise experience is not necessarily a relevant indicator of future exercise patterns. The Company will continue to evaluate the appropriateness of this assumption.

As share-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2007 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 3% in the year ended December 31, 2007 based on historical experience. The effect of pre-vesting forfeitures on the Company’s recorded expense has historically been negligible due to the predominantly monthly vesting of option grants. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s policy is to issue new shares upon stock option exercises. Hence, no cash is used by the Company when options are exercised. Compensation expense not yet recognized for awards granted and not yet vested as of December 31, 2007 is as follows:

		Weighted Average
	Unrecognized	Remaining Vesting
	Compensation Cost	Period (Years)

Stock options	3,873	1.4

The following table summarizes information about stock options outstanding at December 31, 2007:

Exercise Price
	Weighted
	Average
	Exercise Price in	Options	Weighted Average	Options
	Euro at	Outstanding as of	Remaining	Exercisable as of
	December 31,	December 31,	Contractual	December 31,
Contractual	2007	2007	Life (Years)	2007

€0.01	€0.01	1,497,319	2.0	1,497,319
€4.17	€4.17	105,369	2.0	105,369
€5.00	€5.00	978,451	6.8	827,383
€6.67	€6.67	784,550	3.3	784,550
€10.73	€7.35	10,000	9.6	—
$11.21	€7.68	25,000	9.6	—
€8.33	€8.33	105,740	3.3	105,740
$12.88	€8.82	25,000	9.7	—
$13.55	€9.28	20,000	9.9	—
$15.84	€10.85	100,000	9.9	—
$16.00	€10.96	748,000	9.4	187,000
$16.34	€11.19	15,000	9.8	—

		4,414,429	4.7	3,507,361

Share Grants

On December 12, 2007, the Company granted 50 ordinary shares to each of its employees employed on December 1, 2007. The total number of shares issued on February 15, 2008 was 26,100, for which a compensation expense of €281 was included in the statement of operations in the year ended December 31, 2007. The expense was based on the fair value of the shares at the grant date and expensed immediately as there were no vesting or other restrictions at that date.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aggregate Stock Compensation Expenses

Total stock based compensation cost expense and (forfeiture credit), consisting of stock options and share grants together, amounted to €1,309, €(65) and €50 for the years ended December 31, 2007, 2006 and 2005, respectively. Compensation costs relating to these grants for employees involved in the production of goods for sale of €50, € nil and €nil were capitalized as part of inventory at December 31, 2007, 2006 and 2005, respectively. No compensation cost was capitalized as part of any other asset for the years ended December 31, 2006, 2005 and 2004. Net of capitalizations, stock based compensation was recognized in the income statement as follows:

	Year Ended December 31,
	2007	2006	2005

Cost of goods sold	269	(5)	—
Research and development expenses attributable to development fees	109	(15)	—
Other research and development expenses	131	(21)	4
Selling, general and administrative expenses	750	(24)	46

	1,259	(65)	50
Capitalized in inventories	50	—	—

	1,309	(65)	50

Other Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income includes the cumulative effects of currency translation on the net assets of subsidiaries whose functional currency is not the Euro and the effective portion of gains and losses of interest rate swap contracts.

Changes in Fair Value of Hedge Instruments — Interest rate swaps are stated at fair value and included in other non-current assets and other non-current liabilities. The increase (decrease) in aggregate fair value of these instruments recognized in Other Comprehensive Income during the years ended December 31, 2007, 2006 and 2005 was €77, €(177) and €663, net of tax of €38, €nil and €326, respectively. The accumulated balances included in other comprehensive income at December 31, 2007 and 2006 were €nil and €520, net of tax of €nil and €257, respectively. In May 2007, all interest rate swaps were liquidated in conjunction with the repayment of long term debt (see note 12), realizing a gain of €636, included in interest income, and €219 of tax expense.

Cumulative Translation Adjustment — Changes in the carrying value of net assets of subsidiaries whose functional currency is not the Euro caused by changes in foreign exchange rates are credited or charged to other comprehensive income. The accumulated balances of these gains were €1,780 and €1,835 at December 31, 2007 and 2006 respectively.

15.	Other Expense

During 2007, the Company disposed of property plant and equipment and recognized a loss of €93.

During 2006, the Company disposed of an idle industrial property for €1,326 and recognized a gain on disposal of €354 in operating income.

During 2004, the Company began negotiations to merge with or acquire two other companies. The Company deferred the costs of external professional advisors for work related to the negotiations. During 2005, both negotiations ended without agreement, and all costs were expensed.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Commitments and Contingencies

Litigation

The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company’s consolidated financial statements.

Between 1996 and 1999, the Company entered into a series of agreements with Medeva PLC, and now known as UCB, Inc. (or “UCB”), and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. Pursuant to those agreements, the Company developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. The Company also agreed to allow Medeva Pharmaceuticals, Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB’s agreement to pay the Company royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product and paying royalties. As a result, on March 28, 2004, the Company commenced an action for breach of contract and misappropriation of trade secrets against UCB and its affiliates in the Common Pleas Court of Montgomery County, Ohio that was then removed to the United States District Court, Southern District of Ohio. Due to the filing of Defendants’ Motion to Dismiss or Transfer, however, the case was effectively stayed for over two years, at which time the Company elected to voluntarily dismiss the action.

On September 1, 2006, the Company recommenced the action against UCB and its affiliates in the United States District Court, Western District of New York, claiming, among other things, breach of contract, tortious interference with contract and misappropriation of trade secrets in relation to our development of the sustained release formulation of MPH. The Company is seeking to enforce our rights under the applicable agreements, including the 1999 development, license and supply agreement, and to obtain both monetary and equitable relief in this litigation. On September 26, 2006, UCB filed a counterclaim claiming, among other things, fraud, negligent misrepresentation, breach of contract and breach of warranties. UCB seeks to deny Eurand’s rights under the agreements, and seeks both monetary and equitable relief in its counterclaim. On January 16, 2008, the Company filed a First Amended Complaint with additional claims asserting, among other things, that UCB acted fraudulently and is infringing a patent in which Eurand has equitable ownership rights. On March 4, 2008, UCB filed a motion for dismissal in part. The parties are also in the process of conducting discovery. The Eurand intends to vigorously pursue this action to enforce its rights and to defend against UCB’s counter allegations.

At the present time management is unable to determine the outcome of the litigation.

Capital Commitments

The Company had €3,865 of contractual obligations for the purchase of property, plant and equipment at December 31, 2007.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease Commitments

The following are the minimum payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2007:

Year ended December 31,
2008	507
2009	379
2010	262
2011	193
2012	107

Total minimum lease payments	1,448

Rental expense for all operating leases amounted to €551, €477 and €673 in the years ended December 31, 2007, 2006 and 2005, respectively. The major portion of these leases contain renewal options.

17.	Financial Instruments

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash investments and trade accounts receivable. The Company maintains cash and cash equivalents and short-term investments with financial institutions located in the various countries in which it operates. The Company selects only financial institutions with high credit standards for use in its investment strategies.

Concentration of credit risks and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company’s end customers. The Company generally does not require collateral with respect to goods and services provided, but it may require collateral and bank guarantees for certain customers.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents — The carrying amount of cash and cash equivalents reported by the Company approximates their fair value.

Accounts receivable, net and payable — The carrying amount of accounts receivable and payable approximates their fair values.

Short and long-term debt— The carrying amount of the Company’s borrowings as December 31, 2007 approximates their fair value.

18.	Per Share Information

As of December 31, 2007, 2006 and 2005, stock options exercisable into ordinary shares of 4,414,429, 3,713,992 and 3,945,999 were not included in the calculation of diluted net loss per share as they are anti-dilutive.

There were no dividends or distributable profits in 2007, 2006 and 2005, and accordingly, there were no dividends attributable to the Series A preference shares for any of those periods up to the time of their conversion to Series B ordinary shares.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of the numerators and denominators of the historical basic and diluted net loss per share computations (in thousands, except for share data):

	For the Years Ended December 31,
	2007	2006	2005

Numerator:
Net loss	(6,674)	(4,997)	(17,072)

Denominator:
Weighted average shares for basic net loss per share	28,367,118	2,278,147	2,215,087
Effect of dilutive securities:
Stock options	—		—
Convertible preference shares	—		—

Weighted average shares for diluted net loss per share	28,367,118	2,278,147	2,215,087

The following table sets forth the computation of historical basic and diluted net loss per share:

	For the Years Ended December 31,
	2007	2006	2005

Numerator:
Net loss	(6,674)	(4,997)	(8,279)
Denominator:
Basic calculation	28,367,118	2,278,147	2,215,087

Diluted calculation	28,367,118	2,278,147	2,215,087

Basic and diluted net loss per share	(0.24)	(2.19)	(3.74)

19.	Segment and Geographic Information

The Company operates in one major operating segment, the specialty pharmaceuticals industry. The Company receives revenues from all stages of the product life of the formulations it produces and the technologies it uses to develop them as reflected by the three types of revenue shown on the statement of operations.

The Company had one major customer, which in the years ended December 31, 2007, 2006 and 2005, represented 17%, 18% and 17% of consolidated total revenue, respectively.

The following table shows geographic information about the Company’s operating activities for significant countries based on the country of domicile of each subsidiary:

	Total Revenues
	Year Ended December 31,			Property, Plant and Equipment, Net December 31,
	2007	2006	2005	2007	2006	2005

Italy	50,748	51,328	47,372	18,225	20,332	24,313
United States	26,671	22,350	16,015	16,159	18,109	22,129
France	6,989	6,557	6,600	1,257	1,439	1,709
Other	413	2,614	2,268	1	2	3

	84,821	82,849	72,255	35,642	39,882	48,154

There were no revenues generated or property, plant and equipment located in the Netherlands, the Company’s country of domicile.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	Total Revenues
	Year Ended December 31,
	2007	2006	2005

United States	34,188	33,392	25,008
Germany	17,782	15,591	18,847
United Kingdom	9,731	12,897	10,035
Japan	5,839	5,226	3,013
Italy	4,044	5,124	5,324
Switzerland	3,145	3,057	2,899
France	1,997	2,136	2,299
Spain	1,778	1,013	878
Canada	1,134	1,060	337
South Africa	1,149	1,210	1,010
Netherlands	1,041	2	74
Other	2,993	2,141	2,531

	84,821	82,849	72,255

Exhibit Index

Number	Description

1.1	Articles of Association of Eurand N.V.*
1.2	Form of Amended Articles of Association of Eurand N.V.*
1.3	Form of Amended Articles of Association of Eurand N.V.*
4.1	Eurand N.V. Equity Compensation Plan, adopted on August 29, 2007 and amended on December 12, 2007**
4.2	Form of Indemnification Agreement*
4.3	Form of Investor Rights Agreement*
4.4	Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*†
4.5	Amendment to Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*†
4.6	Development, License and Supply Agreement between Eurand America, Inc. and Reliant Pharmaceuticals*†
4.7	License Agreement between Kyowa Hakko Kogyo Co., Ltd. and Eurand Pharmaceuticals Limited*†
4.8	Development, License and Contract Manufacturing Agreement between Eurand America, Inc. and ECR Pharmaceuticals*†
4.9	Promissory Note between Eurand B.V. and Warburg, Pincus & Co., on behalf of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., Warburg, Pincus Netherlands Equity Partners II C.V., and Warburg, Pincus Netherlands Equity Partners III C.V.*
4.10	Promissory Note between Eurand B.V. and Warburg, Pincus Equity Partners, L.P.*
4.11	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.12	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.13	Promissory Note between Eurand B.V. and Gearóid Faherty*
4.14	Conversion Agreement between Eurand B.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.15	Amendment to Conversion Agreement between Eurand N.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.16	Amendment No. 2 to the Development, License and Contract Manufacturing Agreement between Eurand, Inc. and E. Clairborne Robins Company, Inc. d/b/a ECR Pharmaceuticals, dated August 23, 2007 (Incorporated by reference to Exhibit 2 to the Current Report on Form 6-K filed on September 14, 2007).
4.17	Lease Agreement between Hudson-Alpha Institute for Biotechnology and Eurand Pharmaceuticals, Inc., dated January 15, 2008**
4.18	Development and License Agreement between Eurand, Inc. and SmithKline Beecham Corporation d/b/a GlaxoSmithKline, dated as of April 21, 2006**†
4.19	Securities Purchase Agreement by and among Michael J. Walters, Norman Stanley, Lonnie S. McMillian, Stoneway LLC and Eurand Pharmaceuticals, Inc., dated November 30, 2007**
8	Subsidiaries of the Company**
12.1	Certification of the Chief Executive Officer**
12.2	Certification of the Chief Financial Officer**
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm**

†	Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-142481) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Filed herewith.