Form 20-F
period 2008-12-31
EURAND N.V.
filed 2009-03-31
CIK 1119745

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report.
For the transition period from to

Commission file number 001-33444

EURAND N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary shares, par value €0.01 per share	The NASDAQ Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)

As of December 31, 2008, there were 45,751,997 Ordinary Shares, par value €0.01 per share, outstanding.

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

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP	☐ International Financial	☐ Other
Reporting Standards as issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17          ☐ Item 18

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

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, such matters as:

•	our ability to market, commercialize and achieve market acceptance for any of the products that we are developing, commercializing or may develop or commercialize in the future, including the growth, establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize products;

•	the expected timing, costs, progress or success of any of our preclinical and clinical development programs, regulatory approvals, or commercialization efforts;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates, including, but not limited to, our lead product candidate, EUR-1008;

•	the possibility the FDA may continue to extend the deadline for seeking or receiving a new drug application, or NDA, and/or not withdraw existing pancreatic enzyme products, or PEPs, from the U.S. market that do not receive approval for NDAs by the then applicable deadline;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates or products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, to obtain and maintain regulatory approval for certain of our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates of future performance; and

•	our estimates regarding anticipated future revenue, expenses, operating losses, capital requirements and our needs for additional financing.

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

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	(In thousands, except per share amounts)

Selected Consolidated Statements of Operations Data:
Product sales	€74,561	€63,139	€69,771	€71,076	€79,932	$111,257
Royalties	3,472	3,730	3,896	4,373	8,140	11,330
Development fees	3,214	5,386	9,182	9,372	10,464	14,565

Revenues	81,247	72,255	82,849	84,821	98,536	137,152
Operating expenses
Cost of goods sold	(49,040)	(44,150)	(47,558)	(49,439)	(53,811)	(74,900)
Research and development(1)	(16,525)	(14,513)	(16,287)	(17,110)	(20,291)	(28,243)
Selling, general and administrative	(12,854)	(11,537)	(14,786)	(21,497)	(30,516)	(42,475)
Income from litigation settlement	—	—	—	—	24,404	33,968
Amortization of intangibles	(962)	(720)	(727)	(788)	(1,361)	(1,894)
Restructuring and impairment charges	(6,864)	—	—	—	—	—
Other expenses		(973)	354	(93)	(50)	(70)

Operating income (loss)	(4,998)	362	3,845	(4,106)	16,911	23,538
Interest (expense) income, net	(6,847)	(7,214)	(7,261)	(1,532)	436	607
Foreign exchange gains (losses), net	(158)	(327)	12	104	(79)	(110)

(Loss) income before taxes	(12,003)	(7,179)	(3,404)	(5,534)	17,268	24,035
Income tax expense	(5,069)	(1,100)	(1,593)	(1,140)	(3,639)	(5,065)

Net (loss) income	(17,072)	(8,279)	(4,997)	(6,674)	13,629	18,970

Basic net (loss) income per share	(7.71)	(3.74)	(2.19)	(0.24)	0.30	0.42

Diluted net (loss) income per share	(7.71)	(3.74)	(2.19)	(0.24)	0.29	0.41

Weighted average shares used to compute basic net (loss) income per share	2,215	2,215	2,278	28,367	44,921	44,921

Weighted average shares used to compute diluted net (loss) income per share	2,215	2,215	2,278	28,367	46,377	46,377

(1)	Research and development expenses include expenses that can be attributed to co-development projects with our customers that generate development fee revenues and other expenses related to our internal research development projects. The split of cost between these two categories is as follows:

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	(In thousands)

Expenses attributable to development fees	€2,501	€3,807	€5,590	€5,432	€5,892	$8,201
Other research and development expenses	14,024	10,706	10,697	11,678	14,399	20,042

Research and development expenses	16,525	14,513	16,287	17,110	20,291	28,243

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	(In thousands, except per share amounts)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	€3,607	€3,423	€5,810	€12,541	€19,146	$26,649
Marketable securities	—	—	—	—	3,592	5,000
Total assets	111,028	110,094	102,946	109,508	133,959	186,458
Total debt(s)	86,703	95,450	63,144	1,551	186	259
Total liabilities	108,565	116,823	90,213	28,441	31,857	44,342
Series A redeemable preference shares convertible into ordinary shares	26,844	26,844	26,844	—	—	—
Series C redeemable preference shares convertible into ordinary shares	—	—	23,000	—	—	—
Total shareholders’ equity (deficit)(1)	(24,381)	(33,573)	(37,111)	81,067	102,102	142,116

(1)	Our capital stock of €458,000 at December 31, 2008 consisted of 45,751,997 ordinary shares with par value of €0.01 per share compared to €440,000 at December 31, 2007 consisting of 44,034,114 such shares. The increase was caused by the issuance of 1,717,883 ordinary shares due to the granting of shares and the exercise of options resulting for equity based compensation for our employees.

Exchange Rate Information

We prepare our consolidated financial statements in euros. This annual report contains translations of euros into U.S. dollars at a specified rate, or convenience rate, solely for the convenience of the reader. The convenience rate is 1.3919 U.S. dollars per euro, defined by the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2008. No representation is made that the euro amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

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

	U.S. Dollar per Euro
				Period
Year Ended December 31,	High	Low	Average	End

2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
2006	1.3327	1.1860	1.2563	1.3197
2007	1.4862	1.2904	1.3705	1.4603
2008	1.6010	1.2446	1.4695	1.3919

Source: Federal Reserve Bank of New York

The following table sets forth the high and low noon buying rate for the euro for each of the prior six months. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	U.S. Dollar per Euro
				Period
Month in 2008	High	Low	Average	End

September	1.4737	1.3939	1.4342	1.4081
October	1.4058	1.2446	1.3267	1.2682
November	1.3039	1.2525	1.2744	1.2694
December	1.4358	1.2634	1.3511	1.3919
Month in 2009
January	1.3946	1.2804	1.3244	1.2804
February	1.3064	1.2547	1.2797	1.2662
March (through March 20, 2009)	1.3730	1.2549	1.2880	1.3566

Source: Federal Reserve Bank of New York

On March 20, 2009, the closing rate was $1.3566 to €1.00.

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

Except for a net income in 2008 of €13.6 million, due to the recognition of a gain on settlement of litigation of €24.4 million which is not expected to recur, we have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2008, we had an accumulated deficit of €38.4 million. Our net income (losses) were approximately €(5.0) million and €(6.7) million and €13.6 million, in 2006, 2007 and 2008, respectively. Our past losses, through December 31, 2007, have resulted principally from costs incurred in connection with servicing our outstanding debt. In addition, we have made, and expect to continue to make, investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure. We expect to incur increased expenses for at least the next year as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and establish or acquire a specialty sales and marketing organization in the United States to launch our lead proprietary product candidate, EUR-1008, if approved. We expect that associated expenses will precede revenues generated by the increased spending, and this may cause us to seek additional financing which may, among other effects, increase our interest expense. Even if developing and commercializing one or more of our product candidates is successful, we may not be able to achieve or maintain profitability. Whether we maintain our operating profitability and achieve profitability in the future will depend on our ability to generate revenues that exceed our expenses. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve profitability, the market value of our ordinary shares may decline and you could lose all or part of your investment.

Risks Related to Our Lead Product Candidate — EUR-1008

Even though we have met significant milestones necessary to achieve marketing authorization in several venues, we may never succeed in obtaining regulatory approval for EUR-1008 from any regulatory agency. Without regulatory approval, we will be unable to commercialize EUR-1008 and our growth prospects will be materially impaired.

EUR-1008 is subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. For example, to obtain regulatory approval for our lead product candidate, EUR-1008, a new porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency, or EPI, clinical trials must demonstrate that our product is safe and effective for use in humans.

We evaluated EUR-1008 in patients suffering from EPI secondary to Cystic Fibrosis in two Phase III clinical trials. Our pivotal Phase III clinical trial was completed in November 2006 and evaluated EUR-1008 in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated EUR-1008 in patients between the ages of one and seven. At the FDA’s request, we completed a bioavailability study, the results of which were included in the submission of our NDA for EUR-1008.

With regards to our U.S. regulatory submissions, we completed the rolling submission of our NDA for EUR-1008 in December 2007 and the NDA filing was accepted and granted priority review in February 2008. In

June 2008 we received an approvable letter from the FDA. We and our raw material supplier responded to the deficiencies identified in the letter in late 2008. We received a complete response letter in January 2009 and were issued a late second quarter 2009 PDUFA date.

With regards to our European regulatory submissions, we filed with the Pediatric Committee (PDCO) our Pediatric Investigational Plan (PIP) for EUR-1008 in June 2008 and the PIP was validated in July 2008. In September 2008 we received the PDCO Summary Report with the Request for Modification. We anticipate that we will respond to the Request for Modification by the end of the second quarter 2009.

Satisfaction of regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. Even though we have completed two Phase III clinical trials with respect to EUR-1008, we may never succeed in obtaining approval from the FDA, EMEA or any other applicable regulatory authority. Furthermore, since we currently intend to market directly EUR-1008 in the United States and to out-license commercial rights to EUR-1008 in many jurisdictions outside the United States, we must obtain regulatory approval in each of such jurisdictions, which vary in their approval procedures, requirements and review. EUR-1008 may fail to receive and maintain regulatory approval for many reasons, including:

•	our failure to demonstrate to the satisfaction of the FDA, the EMEA or any other applicable regulatory authority that EUR-1008 is safe and effective for a particular indication;

•	our inability to demonstrate that the benefits of EUR-1008 outweigh its risks;

•	our inability to complete any testing required to obtain FDA approval in respect of EUR-1008;

•	disagreement of the FDA, the EMEA or any other applicable regulatory authorities with the manner in which we interpret the results from clinical trials;

•	failure of the FDA, the EMEA or any other applicable regulatory authorities to approve our manufacturing processes or facilities; and

•	a change in the approval policies or regulations of the FDA, the EMEA or any other applicable regulatory authority, or a change in the laws governing the approval process.

If we do not receive regulatory approval for EUR-1008 in the United States, we will not be able to sell EUR-1008 in the United States. We anticipate making significant expenditures to establish the organization to market and sell EUR-1008 in advance of knowing whether EUR-1008 has received FDA approval. In addition, our growth prospects will be materially impaired if we cannot sell EUR-1008.

PEPs are life saving drugs. The FDA may not remove existing PEPs from the market in April 2010 even if they have not been FDA-approved. This would increase the level of competition that EUR-1008, if approved, will face.

Existing products to treat exocrine pancreatic insufficiency have been marketed in the United States since before the passage of the Federal Food, Drug, and Cosmetic Act, or FDCA, in 1938 and, consequently, none are marketed under a NDA approved by the FDA. In 1995, the FDA issued a final rule requiring that these PEPs be marketed by prescription only, and, in April 2004, the FDA mandated that all manufacturers of EPI drug products file an NDA and receive approval for their products by April 2008 or be subject to regulatory action. In October 2007, the FDA published a notice in the Federal Register extending the deadline for obtaining marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, submit NDAs on or before April 28, 2009 and who continue diligent pursuit of regulatory approval.

Despite the FDA’s announcement, its position is non-binding, and the agency may not pursue regulatory action against companies that fail to meet any applicable deadline. If the FDA does not enforce its stated positions by the applicable deadline, the level of competition that EUR-1008 will face, if approved, will be significantly greater than we anticipate. In addition, the FDA could change its position or suspend enforcement again.

Although we anticipate, based on the FDA’s announced position, a reduction in the number of marketed products aimed at the treatment of exocrine pancreatic insufficiency, this decline in competition may not occur. The fact that PEPs are life-saving drugs may influence the FDA’s action, particularly if it would result in two or fewer products on the market for the treatment of exocrine pancreatic insufficiency. The level of competition that EUR-1008 will face, if approved, from these products in the United States will depend on whether and how many manufacturers of these products maintain them on the market after the applicable date, when and whether the FDA requests the withdrawal of unapproved products or simply addresses the manufacture, and whether manufacturers obtain approval for their NDAs by the deadline set by the FDA and, if they are unable to do so, whether the FDA takes regulatory action against these manufacturers and the nature of any such action.

If approved, EUR-1008 will compete with currently marketed products for exocrine pancreatic insufficiency, to the extent such products are also approved or permitted to remain on the market. This competition could affect the market acceptance of EUR-1008 or require us to lower the price of EUR-1008, which would negatively impact our margin and our ability to achieve profitability. Other companies with existing PEPs include Axcan Pharmaceuticals, or Axcan, whose coated product, i.e. a product that has been coated to protect the enzymes from degradation resulting from acids in the stomach, has been licensed from us; McNeil Consumer Speciality, a subsidiary of Johnson & Johnson; Solvay Pharmaceuticals, or Solvay; and KV Pharmaceutical. In addition, we understand that Altus Pharmaceuticals Inc., Biovitrum AB and Meristem Therapeutics have or have had product candidates in clinical development that could compete with EUR-1008, if approved. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA and provided a date suggesting a four month review. The Ultrase product has been licensed to Axcan by us, and we receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product. In August 2007 Solvay announced that it had received an approvable letter for Creon requesting additional clinical information and chemistry, manufacturing and control, or CMC, information. In December 2008, the FDA convened an advisory board committee meeting to address certain issues around the Creon NDA. Solvay subsequently announced that it expected to receive approval in the first quarter 2009. Ultrase and Creon would compete with EUR-1008.

Even though we have completed two Phase III clinical trials in respect of EUR-1008, and assuming we obtain regulatory approval for EUR-1008, a competitor might obtain approval for a competing product that can be marketed to a broader patient population. This would put us at a competitive disadvantage.

Our Phase III clinical trials studied EUR-1008 for the treatment of EPI in pediatric and adult patients with Cystic Fibrosis, above and between the ages of one and seven. If we obtain a NDA approval based on these studies, the FDA may limit our ability to market EUR-1008 in the United States to the Cystic Fibrosis patient population or to certain pediatric populations. There are a significant number of patients with EPI who do not have cystic fibrosis and we cannot assure you that the NDA approval that we may obtain will allow us to market EUR-1008 to this broader patient population. Furthermore, although physicians can legally prescribe an approved drug for an unapproved use or patient population, if a competitor were to obtain approval to market for a competing product or were to maintain an existing competing unapproved product on the market, which could be marketed to a broader patient population, our sales may be negatively affected if EUR-1008 did not obtain similar label or approval.

We currently have limited internal sales, marketing and distribution capabilities. If we are unable to develop our sales, marketing and distribution capabilities on our own or through an acquisition, we will not be successful in commercializing EUR-1008 in the United States.

We have expanded our sales, marketing and distribution capabilities through the acquisition of SourceCF in 2007. We anticipate, however, making significant expenditures to grow the existing sales force to sell EUR-1008 in EPI. Any failure or delay in the establishment of our sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates.

We intend to begin product launch preparations for EUR-1008 prior to receiving regulatory approval. In particular, our strategy includes establishing an organization to support the distribution and payment of EUR-1008 by expanding the commercial organization to include, among other things, trade and managed care functions. We currently do not intend to sell EUR-1008 directly outside of the United States. Therefore, if EUR-1008 is approved, we must successfully commercialize this product, establish or develop the needed third party contracts to market and distribute in the United States; and enter into arrangements with third parties to perform these services outside of the United States.

Events or factors that may inhibit or hinder our efforts include:

•	developing our own commercial team would be expensive and time-consuming, could delay any product launch, or result in high cash burn should there be any delay in approval;

•	failure to acquire sufficient or suitable personnel to establish, oversee, or implement an effective launch plan;

•	failure to recruit, train, oversee and retain adequate numbers of effective sales and marketing personnel;

•	failure to acquire sales personnel that can effectively obtain access to or persuade adequate numbers of physicians to prescribe our products; and

•	unforeseen costs and expenses associated with creating or acquiring and sustaining an independent sales and marketing organization.

If we or our collaboration partners outside of the United States are unable to commercialize EUR-1008 or experience significant delays in doing so, our growth prospects will be materially harmed.

We have invested significant time and financial resources in the development of EUR-1008. We currently intend to out-license commercial rights to EUR-1008 outside the United States, including Europe and Asia. Our ability, or that of our collaboration partners, to successfully develop and commercialize EUR-1008 will depend on numerous factors, including:

•	our ability to find a commercial partner with the appropriate resources to efficiently commercialize the product and enter into an agreement on commercially reasonable or commercially viable terms and conditions;

•	our ability to coordinate global regulatory approval for the product in a consistent and effective manner;

•	successfully completing any trials and tests required by applicable regulatory authorities;

•	receiving marketing approvals from applicable regulatory authorities;

•	continued operation of our manufacturing facilities, and our raw material suppliers, in compliance with current good manufacturing practice regulations, or cGMP;

•	establishing favorable pricing from regulatory authorities outside of the United States; and

•	obtaining commercial acceptance of EUR-1008, if approved, from the medical community and third-party payors.

Any of the foregoing factors would cause us or our licensees to be unable to commercialize EUR-1008 in the timeframe anticipated or at all. Any such delay or failure would cause our product revenues to suffer.

Risks Related to Our Business

We depend on the success of our existing products. If we are unable to maintain our existing arrangements with our licensees or fail to establish new licensing arrangements, our business and growth prospects will suffer.

Product sales and royalties of our top ten products accounted for approximately 69%, 68% and 67% of our total revenue in 2006, 2007 and 2008, respectively. We depend on our arrangements with licensees and marketing collaborators to sell the majority of our products. If our licensees or marketing collaborators discontinue sales of our products, seek alternative or additional suppliers for the same or similar products or fail to satisfy their obligations under their agreements with us, or we are unable to establish new licensee and marketing relationships, our growth prospects would be materially harmed. For example, in 2006, a large customer for one of our cardiovascular products brought in a second supplier of the product, reducing their purchases from us by approximately €2.0 million. In addition, if our licensees and marketing collaborators do not manage their inventory levels successfully, it could negatively impact our business and increase the volatility of our operating results. For example, in 2004, one of our major customers built inventory levels of a product we supply to them; accordingly, their purchases in 2005 were substantially less than anticipated.

In addition, we may develop a proprietary product that competes directly with products that we currently supply to our existing licensees. This may have an adverse effect on our relationship with our licensees. For example, we expect EUR-1008 to compete directly with existing PEPs that we supply to Axcan in the United States. Alternatively, a licensee could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our arrangement that could affect such licensee’s ability to perform its obligations under their agreement with us. The loss of licensees could materially adversely affect our business and financial condition.

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

Developing pharmaceutical products is expensive, and there is typically a significant amount of time prior to realizing a return on an investment in product development, if a return is realized at all. In 2006, 2007 and 2008, our research and development expenses were €16.3 million, or approximately 20% of our revenues, €17.1 million, or approximately 20% of our revenues, and €20.3 million, or approximately 21% of our revenues, respectively.

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

We rely in large part on third parties such as contract research organizations, or CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. For example, we used CROs to monitor, supervise and compile data on our two Phase III clinical trials for EUR-1008. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP, and the investigational plan and protocols contained in the relevant regulatory application, such as the investigational new drug application. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or prevented.

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

A number of events or factors, including any of the following, could delay the completion of our and our collaborators’ ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate, including our lead product candidate, EUR-1008:

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

Regulatory approval of a product candidate in any jurisdiction is unpredictable. Despite guidance from the FDA, EMEA or other applicable regulatory agencies, there is no guarantee of obtaining approval. In addition, standards enunciated by regulatory agencies are constantly subject to change as a result of factors outside of our control. For example, we have designed our lead product candidate, EUR-1008, to meet the FDA’s 2006 ‘Guidance for Industry’ (as revised in October 2007); however, such guidance is nonbinding and the FDA could change its guidance again before we seek or obtain regulatory approval.

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

In addition, changes in regulatory requirements can affect the commercial success of our existing products. For example, we are currently the exclusive supplier of coated PEPs to Axcan and X-Gen Pharmaceuticals (our current distributor of the product formerly marketed as Lipram®) in the United States. In 2008, revenues from these products in the United States accounted for 24% of our total revenues. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. In addition, the FDA has indicated that it will continue to exercise enforcement discretion with respect to unapproved pancreatic enzyme drug products until April 2010, if the manufacturers have INDs on active status on or before April 2008, and have submitted NDAs on or before April 2009. We are unable to predict whether Axcan will file and/or receive approval of a NDA for their products by the deadline set by the FDA. Axcan has filed a NDA with the FDA in respect of the PEP we supply to them and, if such product is approved for sale in the United States, we would supply such product to them. If Axcan is unable to meet the FDA’s requirements by the applicable deadline, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to these companies in the United States. See “— Risks Related To Our Lead Product Candidate — EUR-1008 — PEPs are life saving drugs. The FDA may not remove existing PEPs from the market in April 2008 even if they have not been FDA approved. This would increase the level of competition that EUR-1008, if approved, will face.”

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

Pharmaceutical technologies and products are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and pharmaceutical technologies uncompetitive or obsolete. The products and technologies of our competitors may be more effective than the products, product candidates and technologies developed by us. As a result, our products and product candidates may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized product. We are aware of other pharmaceutical companies that are developing competing technologies, which could render our lead product candidate, EUR-1008, obsolete. For example, other pharmaceutical companies, including Altus, Biovitrum and Meristem, have or had been developing microbial or synthetic enzyme products for the treatment of EPI. Altus announced in a November 2006 press release that it planned to initiate a Phase III clinical trial for its PEP in the second quarter of 2007. In late 2008, Altus announced it was suspending development of its synthetic enzyme product for the treatment of EPI. Biovitrum announced in its full year report for 2006 that its PEP was in Phase II. Meristem announced on its website that the Phase I safety study and two Phase II studies for its PEP were complete and that the product was currently undergoing formulation optimization testing. If successful, such competing products could limit the potential success of EUR-1008, and our growth prospects will be materially impaired.

We depend on our senior management and other key personnel to manage the growth of our business, and if we fail to attract and retain additional key personnel, we may not be able to expand our business or manage our growth effectively.

Our success depends significantly upon the continued service and performance of our senior management and other key personnel. High demand exists for senior management and other key personnel in the pharmaceutical industry. The loss of any of these people may negatively impact our ability to manage our company effectively and to carry out our business plan. In particular, we rely on the contributions of our senior management team, which consists of Gearóid Faherty, our Chief Executive Officer, Mario Crovetto, our Chief Financial Officer, John Fraher, our Chief Commercial Officer, and Manya S. Deehr, our Chief Legal Officer and Corporate Secretary, and their continued service is critical to our success. Our senior management team is responsible for the development and implementation of our business strategy. Other key personnel include Michael Walters, Executive Vice President and Ruth Thieroff-Ekerdt, M.D., Chief Medical Officer. The loss of service of any member of our senior management team or key personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates. Of our senior management team, only Mr. Faherty and Mr. Walters have employment agreements. Notwithstanding his employment agreement, Mr. Faherty may resign at any time.

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

In addition, our growth and success depend on our ability to attract and retain additional highly qualified scientific, technical, clinical, sales, managerial and finance personnel. Intense competition exists among other companies and research and academic institutions for qualified personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products.

The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects.

We frequently enter into co-development agreements to create relationships for the purpose of exploring development opportunities with collaboration partners. In 2008, we entered into six co-development agreements with various collaborators and we continue to negotiate additional co-development agreements. In general, our co-development agreements involve feasibility studies and early-stage development activities whereby we receive an hourly service fee for research and development and, in some instances, may receive additional milestone payments based on the achievement of certain development goals within specified timeframes. Accordingly, our receipt of revenue in a given period during the development phase is dictated in part by the speed at which development goals are met and the time and resources that a collaboration partner wishes to dedicate to development in such period. In some instances, we and our collaboration partner decide to negotiate and include provisions in a co-development agreement that will govern our relationship from development through commercialization. In other instances, we and our collaboration partner elect to define our relationship for the development phases and, if development is promising, may elect to enter into a subsequent agreement that further defines our relationship for subsequent periods of a product’s or product candidate’s life. The likelihood of completing development or progressing past development is highly uncertain notwithstanding the inclusion of provisions that govern the relationship through commercialization. Thus, the existence of such provisions, which could provide for the payment of royalties and sales milestones based on the success of the product, is not indicative of the likelihood that we will receive such payments. We believe we are not substantially dependent on any of our co-development agreements individually; however, the maintenance of such relationships is important to our growth prospects because of the potential that a co-development relationship could evolve into a licensing and supply relationship that could generate significant revenue from licensing fees, product sales, sales milestone payments and/or royalties.

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

As part of our growth strategy, we evaluate and pursue acquisitions of other businesses, technologies or products. We may not identify appropriate acquisition candidates or successfully consummate any of these acquisitions. To consummate any acquisition, we may need to incur additional debt or issue additional equity securities that dilute your interest. Depending on market conditions, we may not be able to obtain necessary financing for any acquisitions on terms acceptable to us, or at all. In addition, we may be required to pay external costs such as legal advisory, market research consultancy and due diligence fees related to our pursuit and evaluation of potential acquisitions, even if the acquisitions are never consummated. For example, in 2005 we recorded a charge of €973,000 for such external costs related to two potential acquisitions that were not consummated.

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

We depend on a few key suppliers.

The FDA, EMEA and other applicable regulatory agencies each require us to identify to them any supplier of materials used in our products. We currently rely on a sole source for two of the coating materials, Ethocel and Shellac, used in our Diffucaps and Microcaps technologies. We have short term contractual agreements with these sole source suppliers. In the event that we are unable to obtain these materials from our current suppliers on acceptable terms, and are required to replace these products with alternatives, if such exist, the FDA or the EMEA may require additional testing before they permit us to use the new supplier. It would typically take one year to identify and approve a new supplier. The loss of one of our current suppliers or any significant decrease or interruption in supply could interrupt the manufacture of our products. Furthermore, the FDA or the EMEA could extend these delays in situations where it requires approval of an alternative supplier. The loss of one of these sole suppliers could have a material adverse effect on our business.

We are exposed to political, economic and other risks that arise from operating a multinational business.

We have operations in several different countries. For the years ended December 31, 2006, 2007 and 2008, approximately 60%, 60% and 52% of our revenues, respectively, were derived from sources outside the United States. We are therefore exposed to risks inherent in international operations. These risks include, but are not limited to:

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

We are exposed to fluctuations in currency from purchases of goods, services and equipment and investments in other countries and funding denominated in the currencies of other countries. In particular, we are exposed to the fluctuations in the exchange rate between the U.S. dollar and the euro. During 2008, in excess of 45% of our revenues is denominated in euros, while the remainder is denominated in U.S. dollars. We anticipate that the majority of revenue from commercialization of our products and product candidates will be in U.S. dollars and euros. Fluctuations in currency exchange rates may affect our results of operations and the value of our assets and revenues, and increase our liabilities and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For example, in 2008, we experienced a negative foreign exchange effect on revenues of approximately 5%. Changes in currency exchange rates may affect the relative prices at which we and our competitors sell products in the same market. Changes in the value of the relevant currencies also may affect the cost of goods, services and equipment required in our operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk.”

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

Our competitors may be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our product; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with EUR-1008, EUR-1025, Amrix, co-development products, such as EUR-1047 or EUR-1000, or other products that we have developed or may in the future develop. For example, in 2007 Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates. Competing technologies include the multiple-particle systems of Watson, Biovail and Elan; the controlled-release tablet technologies of Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Abbott. The products derived from these technologies may be safer or more efficacious than our products and product candidates.

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

In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products. Some of these products may target the same diseases and conditions that are the focus of our drug development programs. For example, Axcan, whose coated PEP product has been licensed from us, has filed an NDA for the product with the FDA. If approved, Ultrase would compete with EUR-1008.

Our revenue is currently dependent upon a small number of customers, the loss of any one of which could have a material adverse impact on our business, financial condition and results of operations.

Our revenue is currently dependent upon a small number of customers. Our top two customers together accounted for 24%, 27% and 29% of revenues in 2006, 2007 and 2008, respectively, and 13%, 11% and 16% of the accounts receivable balance as of December 31, 2006, 2007 and 2008, respectively. Our largest customer, Axcan, accounted for 18%, 17% and 23% of revenues in 2006, 2007 and 2008, respectively, and 12%, 8% and 7% of the accounts receivable balance as of December 31, 2006, 2007 and 2008, respectively. Our second largest customer in 2006, 2007 and 2008 was Eisai, GSK and Cephalon, respectively, and each accounted for 6%, 7% and 7% of our revenues, respectively. The loss of either of our top two customers could have a material adverse effect on our business, financial condition and results of operations. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the United States. The FDA has indicated that it will require the removal from the

U.S. market by April 2010 of PEPs that do not have approved NDAs under its recently published guidance. We are unable to predict whether Axcan will file and/or receive approval of a NDA for its product by the April 2010 deadline set by the FDA. If Axcan is unable to meet the FDA’s requirements by April 2010, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to this customer in the United States.

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

Although we have sought patent protection for our lead product candidate, EUR-1008, we may not ultimately receive any issued patents or related patent rights.

We have filed three patent applications in the United States as well as an international application under the Patent Cooperation Treaty (PCT) and national patent applications in Argentina, Chile and Taiwan with claims related to our lead product candidate, EUR-1008. The PCT will provide priority for any foreign applications that we may file for these inventions. The applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We also maintain as trade secrets or know-how certain of the technology used in developing or manufacturing EUR-1008.

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

We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position. For example, while we have filed for patent protection for commercial aspects of EUR-1008 in the United States and abroad, we also currently maintain as trade secrets or know-how certain of the technology used in developing or manufacturing EUR-1008. We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our collaboration partners, licensees, employees and consultants. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

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

We are involved in three patent infringement actions filed in response to three Paragraph IV Certification Notice Letters received in October and November 2008 regarding an Abbreviated New Drug Application (ANDA) submitted to the FDA by Mylan Pharmaceuticals, Inc., Barr Pharmaceuticals, and IMPAX Pharmaceuticals, Inc. requesting approval to market and sell a generic version of the 15 mg and 30 mg strengths of AMRIX® (Cyclobenzaprine Hydrochloride Extended-Release Capsules). Each of the companies alleged in their respective notice letters, that the U.S. Patent Number 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to Eurand is invalid, unenforceable and/or will not be infringed by the respective company’s manufacture, use or sale of the product described in its ANDA submission. The Eurand patent covers extended-release formulations containing the muscle relaxant cyclobenzaprine and expires on February 26, 2025. In the event that Cephalon and Eurand are unable to maintain the patent against the three infringers, Cephalon has a three-year period of marketing exclusivity for AMRIX that extends until February 2010. However, thereafter, AMRIX® could be subject to generic competition which would significantly reduce the Company’s royalty stream from the product.

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

In some countries, particularly those of the European Economic Area, or EEA, the pricing of prescription pharmaceuticals is subject to government control. For the year ended 2008, approximately 40% of our revenues were derived in EEA countries, and those derived in Germany and the United Kingdom represented 17% and 10% of our revenues, respectively. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing of a product on the market. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares cost-effectiveness of our product candidate with other available products. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

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

We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials, as specifically endorsed, and the commercial sale of our products, but we cannot be certain that this coverage will be sufficient to satisfy any liabilities that may arise. The limit for our group product liability insurance is €20.0 million (or $27.8 million), per occurrence or annual aggregate, with a deductible of €200,000 (or $278,000). As our development activities progress, this coverage may be inadequate and we may be unable to get adequate coverage at an acceptable cost or at all. This could prevent or limit the commercialization of our product candidates.

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

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes, and the cleanup of contaminated sites. The cost of compliance with these laws and regulations could be significant. Accidental contamination or injury may occur. In the event of an accident, we could be held liable for damages exceeding our available financial resources. We may incur substantial costs to comply with environmental laws and regulations and could be subject to monetary fines, penalties or third-

party damage claims as a result of violations of such laws and regulations or noncompliance with environmental permits required at our facilities. As an owner and operator of real property and a generator of hazardous materials and wastes, we also could be subject to environmental cleanup liability, in some cases without regard to fault or whether we were aware of the conditions giving rise to such liability. Environmental laws or regulations (or their interpretation) may become more stringent in the future. If any such future revisions require significant changes in our operations, or if we engage in the development and manufacturing of new products or otherwise expand our operations requiring new or different environmental controls, we will have to dedicate additional management resources and incur additional expenses to comply with such laws and regulations.

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

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and product candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our product candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our lead product candidate, EUR-1008;

•	our success in establishing new collaboration partnerships;

•	the success of our collaboration partners in selling products utilizing our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of EUR-1008 and any of our other product candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our product candidates are approved;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

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

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 74.2% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, in the aggregate, beneficially own approximately 74.2% of our outstanding ordinary shares. These shareholders could effectively control all matters requiring our shareholders’ approval, including the election of directors. This concentration of ownership may also cause, delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these shareholders, regardless of the impact of this transaction on our other shareholders.

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

Recent adverse changes in U.S., global, or regional economic conditions could have a continuing adverse effect on the profitability of some or all of our businesses.

Recent turmoil in the financial markets has adversely affected economic activity in the United States and other regions of the world in which we do business. Although we believe that based on our current cash, cash equivalents and short term investments (per BIS) balances and expected operating cash flows, the current lack of liquidity in the credit markets will not have a material impact on our liquidity, cash flow, or financial flexibility, continued deterioration of the credit and capital markets could cause additional impairments to our investment portfolio, which could negatively impact our financial condition and reported earnings. The continued decline in economic activity could adversely affect demand for our products, thus reducing our revenue and earnings as well as have an adverse impact on our customers, distributors, collaboration partners, suppliers and service providers.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We are a holding company named Eurand N.V. (formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V.) and were incorporated in The Netherlands as a private company with limited liability in 1984. We were converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006. In May 2007, we completed an initial public offering of our ordinary shares in the United States and our ordinary shares began trading on the NASDAQ Global Market. Our principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744. We have operating subsidiaries organized in the United States, Italy, France and Ireland. A list of our subsidiaries as of December 31, 2008 is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

We are a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products. We utilize our proprietary pharmaceutical technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Through our collaboration arrangements, we have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. We are simultaneously developing and commercializing our own portfolio of products to address cystic fibrosis and gastrointestinal disorders. Using our own sales and marketing team, we are currently commercializing a portfolio of products for cystic fibrosis patients in the United States. In 2009, we hope to add a proprietary pharmaceutical product EUR-1008 (Zentasetm), which is being evaluated for the treatment of exocrine pancreatic insufficiency, or EPI, to our commercialization efforts in the United States. The U.S. Food and Drug Administration, or FDA, has issued us a late second quarter 2009 Prescription Drug User Fee Act (PDUFA) date for our NDA. If approved by the FDA by the anticipated PDUFA date, we would expect to launch EUR-1008 in 2009. We also currently have two late-stage proprietary product candidates, EUR-1073 (beclomethasone) and EUR-1025 (ondansetron) in development for our own portfolio, as well as a number of other products currently in development with collaboration partners, including EUR-1048 and EUR-1000, both of which are currently expected to be approved by the FDA and launched in the U.S. by GSK in 2009. We also have two recently approved products we developed that are being commercialized by our partners in the United States — Amrix® and Unisom® Sleepmelts. We continue to advance and develop additional products using our drug formulation technologies.

We are an established business with manufacturing and research facilities in the United States, Italy and France. In 2008, we had approximately €98.5 million (or $137.2 million) in revenues, primarily from our pharmaceutical technology business. We manufacture and supply over 40 different products for sale in many of the world’s largest pharmaceutical markets. These products generated €79.9 million (or $111.3 million) in product sales in 2008. The remainder of our revenues generally consists of royalties, milestones, and development fees.

EUR-1008 or Zentasetm

Our lead product candidate, EUR-1008, is a porcine-derived proprietary enzyme replacement product (PEP) being developed for the treatment of EPI. EPI is a deficiency of digestive enzymes normally produced and secreted by the pancreas. EPI can result from a number of diseases, including cystic fibrosis and chronic pancreatitis, which, if left untreated, may cause malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy.

EPI can be treated by porcine-derived PEPs, which have been used by patients for over 70 years. According to IMS, PEPs generated approximately $1.1 billion in worldwide sales in 2008. EUR-1008 is a novel formulation of a porcine-derived PEP, which contains eight key digestive enzymes, as well as a number of cofactors and coenzymes that we believe are necessary for the proper digestion of food. The enzyme profile of EUR-1008 closely mimics that of normal human pancreatic secretions. We believe this similarity has led to the long clinical use of porcine-derived pancreatic enzyme extracts in treating EPI.

PEPs have been utilized since before the enactment of the Federal Food, Drug, and Cosmetics Act, or FDCA, in 1938, and consequently none of the currently available products are marketed under NDAs approved by the FDA. PEPs are inherently unstable and thus, to compensate for enzyme degradation over time, manufacturers frequently included an overfill of enzymes in the finished product. As a result, patients frequently received PEPs with variable and uncertain levels of potency, resulting in an inconsistent therapeutic effect.

In April 2006, the FDA issued guidance addressing, among other matters, the elimination of overfill, the nature of clinical trials to be conducted to obtain FDA approval for an NDA, the formulation requirements for the product and the need for manufacturers to provide viral inactivation results and full characterization of the enzymes in the product. The FDA required the submission of an NDA for PEPs, but allowed companies who met certain criteria to continue to market existing PEPs until April 2008 without the benefit of FDA approval. In October 2007, the FDA extended the deadline for obtaining marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, have submitted NDAs on or before April 28, 2009 and who continue diligent pursuit of regulatory approval. Because of the complex nature of these products, we believe that some of the companies currently marketing PEPs in the United States may not be able to satisfy the FDA’s requirement for submitting an NDA by April 2009 or receive approval as safe and effective by the FDA by April 2010. See “Risk Factors — Risks Related to Our Lead Product Candidate — EUR-1008.”

We have designed EUR-1008 to meet the FDA requirements for PEPs. We evaluated EUR-1008 in patients suffering from EPI in two Phase III clinical trials. Our pivotal Phase III clinical trial, completed in November 2006, evaluated EUR-1008 in patients aged seven or older. Our supportive Phase III trial, completed in September 2006, evaluated EUR-1008 in patients between the ages of one and seven. We received audited results for both trials in January 2007 and the trials successfully met all their respective defined endpoints. In November 2007, at the FDA’s request, we completed a gastrointestinal (GI) bioavailability study of EUR-1008. Overall, the study demonstrated the bioavailabiltity of EUR-1008 in chronic pancreatitis patients suffering from EPI.

We received an approvable letter for EUR-1008 from the FDA in June 2008. We submitted our response to the deficiencies identified in the approvable letter in August 2008. Our raw material supplier completed its submission in December 2008, and in January 2009, we were issued a new PDUFA date for late second quarter 2009.

Based on publicly available materials, our industry knowledge, and the fact that we are aware of three other PEP manufacturers that have filed NDAs for a PEP. We believe EUR-1008, if approved, will be one of the first PEPs to be FDA-approved under the recently published FDA guidelines. We have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of EUR-1008. We plan to commercialize EUR-1008 in the United States using Eurand Pharmaceuticals, Inc.’s specialty sales and marketing organization that will target Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists.

SourceCF Product Portfolio.

We have a U.S. based commercial group of sixteen highly-experienced sales and sales support professionals dedicated to providing products and services to the Cystic Fibrosis (CF) community (patients, physicians and care givers). Eurand Pharmaceuticals, Inc. currently markets a portfolio of cystic fibrosis specialty products (the SourceCF product portfolio) through its subsidiary, SourceCF. The SourceCF product portfolio most notably includes a portfolio of vitamins, designed specifically for CF patients, and the eFlow® electronic nebulizer, a device frequently required by CF patients. Our sales professionals promoting the SourceCF product portfolio currently call on the Cystic Fibrosis Treatment Centers, as well as selected gastroenterologists and pulmonologists, throughout the United States. This U.S. commercial organization is planning the launch of EUR-1008 and is the foundation of the commercial group necessary to meet the total needs for commercialization of EUR-1008 and other related gastrointestinal products. The SourceCF business generated revenues of approximately $4 million in 2006, $5 million in 2007 and $5 million in 2008.

Proprietary Pipeline Products.

In addition to EUR-1008 and the CF products, we are also developing a pipeline of novel products for our proprietary portfolio. The most advanced of our proprietary product candidates are:

•	EUR-1025, a once-per-day oral formulation of ondansetron, an anti-emetic currently prescribed to prevent post-operative nausea and vomiting, and nausea and vomiting in cancer patients undergoing chemotherapy or radiotherapy.

•	EUR-1073, a beclomethasone dipropionate formulation, currently marketed in certain countries in Europe by Chiesi Farmaceutici, S.p.A., for the treatment of inflammatory bowel disease and for which we will be seeking marketing authorization in the United States.

We also have several other co-development and proprietary products that are in various earlier stages of research and development.

Amrix®

Amrix®, developed with ECR Pharmaceuticals using our Diffucaps® technology and acquired by Cephalon, Inc. in 2007, is a once-a-day (OAD) sustained release formulation of cyclobenzaprine hydrochloride, with FDA approved use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions. Amrix® is currently the only FDA approved OAD skeletal muscle relaxant in the United States. In 2000, we entered into a development, license and contract manufacturing agreement with ECR to develop a once-a-day extended release formulation of cyclobenzaprine, and in 2003, we signed an addendum to that agreement to develop an additional formulation. Under the co-development agreement, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the co-development agreement, Cephalon is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply Cephalon with, Cephalon ’s total requirements of the product for the United States, and Cephalon must provide us with certain forecasts and firm orders prior to the desired date of shipment.

We may elect to terminate our obligation to supply the product to Cephalon, in certain circumstances, in the event that annual net sales of the product are less than specified amounts; provided, however, that in such event, we continue to manufacture and supply the product to Cephalon for a period of two years thereafter. In the event of such termination, if Cephalon manufactures the product (or has it manufactured), we would be entitled to receive royalties on Cephalon ’s net sales of the product for so long as Cephalon sells the product. Pursuant to the co-development agreement, Cephalon was responsible for regulatory filings and is granted an exclusive license to sell the product in the United States, Canada and Mexico. In addition to development payments and manufacturing fees, we are entitled to receive royalties based on a percentage of Cephalon’s net sales of the product. The agreement provides for a term of 12 years following the date Cephalon begins selling the product in the United States and is subject to a two-year automatic renewal.

ECR submitted a NDA through the FDA’s 505(b)(2) procedure and received approval of the NDA in February 2007. In August 2007, Anesta Inc. (a company affiliated with Cephalon) acquired Amrix from ECR and Cephalon undertook all of the incumbent obligations of the co-development agreement, subject to an amendment. As the licensor and exclusive manufacturer of the product, we now work with Cephalon to support the commercialization of the product in the United States. Cephalon began promotion of Amrix® in the United States in November 2007. Cephalon reported 2008 revenues from Amrix at $73.6 million.

EUR-1037 or Unisom® Sleepmelts

EUR-1037 is an orally disintegrating tablet formulation of Diphenhydramine citrate, that we developed using our AdvaTab® and Microcaps® technologies. The product is sold as an over-the-counter (OTC) product by Chattem Inc. in the United States under the brand name Unisom® Sleepmelts. The product was launched in April 2008.

EUR-1048

EUR-1048 is a taste-masked, orally disintegrating tablet formulation of an undisclosed active, that we developed using our AdvaTab® and Microcaps® technologies. In 2006, we entered into a co-development agreement with GSK under which we were responsible for performing feasibility studies, formulation optimization and scale-up, and providing clinical supply for the proposed product. GSK is responsible for certain regulatory filings and is granted an exclusive license to sell the product in the United States. GSK is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply GSK with, GSK’s total requirements of EUR-1048 for the United States. We retain certain rights to the product outside the United States. In addition to development payments, milestone payments (potentially totaling $42 million) and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK’s net sales of the product. The agreement provides for a term of 15 years following the date GSK begins selling the product in the United States. GSK submitted a NDA for the product to the FDA in November 2007, and if approved, expects to launch EUR-1048 in the first half of 2009 in the United States.

Continued R&D and Product Development

We have a broad and validated portfolio of proprietary pharmaceutical technologies, including four primary technology platforms with nine distinct technologies. Of our four primary technology platforms, at least three are validated and being utilized in currently marketed products. We utilize these technologies to develop and expand our own internal pipeline of product candidates and to secure additional co-development agreements with pharmaceutical and biopharmaceutical companies. These technologies can be used to improve or develop enhanced formulations that have improved efficacy and safety profiles or that are more convenient for patients, leading to improved patient compliance. Our four primary technology platforms include:

•	Customized release technologies to reduce daily dosing requirements and time the release of drugs in the body either to increase efficacy or to reduce side effects;

•	Tastemasking / ODTs technologies to increase patient compliance through more convenient dosage forms such as orally disintegrating tablets and taste-masked drugs;

•	Bioavailability enhancement technology to improve drug absorption, resulting in dose reduction and improved onset of action and improved bioavailability; and

•	Drug conjugation technology to extend drug half-life and to target specific organs or other biological targets such as tumors.

Our Strategy

Our objective is to be a leader in the development, manufacturing and commercialization of innovative specialty pharmaceutical and biopharmaceutical products. The primary components of our strategy include the following:

•	Establish a U.S. specialty sales and marketing organization. We are establishing a specialty sales and marketing organization to commercialize our lead product candidate, EUR-1008, in the United States. Our selling effort is currently targeting the approximately 120 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. We continue to grow our sales efforts and expect to build and leverage our sales infrastructure with these prescribers and prescribers in other therapeutics areas, particularly a broader spectrum of gastroenterologists. We believe that our current focused sales force will be able to serve as a foundation for a sales force that will effectively market EUR-1008 and future products to the broader group of prescribers.

•	Continue to build and develop our product pipeline. Through the application of our proprietary technologies, development expertise, and research infrastructure, we intend to continue to develop and expand our product pipeline. We expect to continue to identify many product development opportunities since we believe a large number of marketed and development-stage pharmaceuticals have less than optimal safety and efficacy profiles. In 2008, our cyclobenzaprine product, Amrix®, developed using our technologies and outlicensed to Cephalon, was featured as one of Cephalon’s top new marketed products. By way of additional example, through the application of our formulation technologies and development and manufacturing expertise, we believe EUR-1008 has overcome a number of the challenges facing current EPI therapies and satisfy the requirements established by the FDA for such products.

•	Enter into additional collaboration partnerships. We intend to continue to seek collaboration partnerships with other pharmaceutical and biopharmaceutical companies. These relationships provide us with a diversified revenue stream and facilitate expansion of our product pipeline and potential for future revenue growth. For example, we currently are collaborating with GSK to develop and manufacture formulations of some of their products. We believe we are an attractive collaborator for larger pharmaceutical companies due to our broad portfolio of proprietary technologies, our development track record and our multinational infrastructure and manufacturing capabilities.

•	Acquire additional businesses, products and technologies. In the past, we have been successful in identifying, acquiring and integrating businesses and technologies based upon our regulatory, manufacturing and development expertise. Examples of our past successes include the recent acquisition of the beclomethasone dipropionate formulation from Chiesi Farmaceutici, S.p.A. in 2008, the acquisition of the SourceCF family of companies in 2007; the acquisition of certain assets from Polytech, a drug formulation company specializing in polymer-based drug conjugation, in 2002; the acquisition of Pharmatec in 2000; and, the execution of an agreement with Kyowa Hakko under which we have a worldwide license to patents related to AdvaTab® ODT technology. We intend to continue pursuing assets that would further our research and development capabilities, expand our product pipeline, and accelerate the expansion of our specialty sales and marketing organization.

Our Lead Product Candidate — EUR-1008

Our lead product candidate, EUR-1008, is a porcine-derived proprietary enzyme replacement product (PEP) being developed for the treatment of EPI. EUR-1008 was initially studied in two Phase III trials to support registration of the product for the treatment of EPI in the United States. EUR-1008 received a fast track designation from the FDA in January 2007. The rolling submission of our NDA for EUR-1008 was completed in December 2007 and the NDA filing was accepted and granted priority review in February 2008. We received an approvable letter in June 2008, we and our raw material supplier, each provided the required responses in August and December 2008, respectively. We received a complete response letter in January 2009 and were issued a PDUFA date by the FDA for late in the second quarter 2009.

Patients with EPI are currently treated with enzyme replacement products known as PEPs. None of the currently marketed PEPs have been approved by the FDA as safe and effective. The FDA has announced that it will require all PEPs marketed after April 2010 to have marketing approval from the FDA. The Company is not aware of any alternative treatments to PEPs for EPI.

Exocrine Pancreatic Insufficiency: Overview and Market Opportunity

EPI is caused by a deficiency of digestive enzymes normally produced by the pancreas and secreted into the digestive track. Pancreatic secretions primarily consist of three enzymes — lipases for the digestion of fat, proteases for the digestion of proteins and amylases for the digestion of sugars. A normally functioning human pancreas secretes eight enzymes that are required for the effective and efficient digestion and absorption of food. Scientific evidence indicates that, in addition to these eight key digestive enzymes, several coenzymes and cofactors are also required for absorption of essential nutrients. Porcine-derived PEPs are comparable in composition to human pancreatic secretions and apparently contain the key enzymes, coenzymes and cofactors necessary for proper digestion. If the pancreas is not able to produce and secrete sufficient amounts of these enzymes, food cannot be digested and the appropriate levels of nutrients cannot be absorbed into the bloodstream. Maldigestion and malabsorption associated with pancreatic insufficiency causes malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy.

EPI is a condition resulting from various diseases, such as cystic fibrosis, chronic pancreatitis, pancreatic cancer, cytomegalovirus infection and HIV/AIDS. In addition, EPI can result from surgical procedures, including open gastric bypass, extensive small bowel resection and pancreatectomy. The primary users of PEPs are patients with pancreatic insufficiency secondary to cystic fibrosis and chronic pancreatitis.

Cystic Fibrosis.  Cystic fibrosis is a life-threatening genetic disease that, because of a defective gene, causes the body to produce a faulty protein that leads to abnormally thick, sticky mucus that clogs the lungs and obstructs ducts in the pancreas. When cystic fibrosis affects the pancreas, as it does in the majority of cystic fibrosis patients, the body does not absorb sufficient nutrients to grow and thrive. Cystic fibrosis is one of the most prevalent genetic diseases among Caucasians in the United States. The disease affects an estimated 30,000 adults and children in the United States and some 100,000 patients worldwide, an estimated 85% to 90% of whom suffer from pancreatic insufficiency.

Chronic Pancreatitis.  Chronic Pancreatitis is a slow, clinically silent disease that gradually destroys the pancreas and is most often caused by excessive alcohol consumption, but may also result from other conditions such as hyperlipidemia, hyperparathyroidism, injuries or obstructions. Because Chronic Pancreatitis is not necessarily characterized by inflammation or pain, it often goes undiagnosed and therefore its exact prevalence is unknown. Based on survey data reported in Medscape General Medicine, we believe chronic pancreatitis results in more than 500,000 physician visits per year in the United States. See “Risk Factors — Risks Related to Our Lead Product Candidate — EUR-1008 — Even though we have completed two Phase III clinical trials in respect of EUR-1008, and assuming we obtain regulatory approval for EUR-1008, a competitor might obtain approval for a competing product that can be marketed to a broader patient population. This would put us at a competitive disadvantage.”

FDA Guidelines to Improve Existing Pancreatic Enzyme Products

PEPs have been available in the United States as prescription and over-the-counter products for the treatment of EPI since before the enactment of the FDCA in 1938. With the exception of a single PEP which received marketing approval in 1996, which is no longer being commercialized, PEPs have been marketed in the United States without the requirement of regulatory approval.

In April 2006, the FDA issued a guidance addressing, among other matters, the elimination of overfill, the nature of clinical trials to be conducted to obtain FDA approval for a NDA, the formulation requirements for the product and the need for manufacturers to provide viral inactivation results and full characterization of the enzymes in the product. The FDA required the submission of an NDA for PEPs, but allowed companies who met certain criteria to continue to market existing PEPs until April 2008 without the benefit of FDA approval. The guidance set forth the primary requirements for PEPs including:

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

The FDA has also stated that developers of PEPs will be unable to utilize the ANDA process to receive approval of generic PEPs. For a product to be approved pursuant to an ANDA, the proposed drug must be shown to be bioequivalent to an approved reference drug. Because of the complexity of PEPs, it is unlikely that currently available physiochemical and biological analytical tools would be able to demonstrate that the active ingredients in PEPs from two different manufactures are the same. Therefore, the FDA has concluded that PEPs currently are not likely to be appropriate for ANDAs. Consequently, we believe it is unlikely that EUR-1008, if and when approved, will face generic competition in the near term.

Characteristics of EUR-1008

EUR-1008 is a porcine-derived proprietary enzyme replacement product that has been designed to meet the FDA’s guidelines for PEPs. EUR-1008 is a highly stable formulation containing eight key enzymes and a number of coenzymes and cofactors and is biologically similar to endogenous human pancreatic secretions.

•	Zero overfill. EUR-1008 is formulated to 100% of the label-claimed lipase enzyme activity, which leads to the following patient benefits:

•	More consistent and reliable dosing. The elimination of the need to overfill will allow treating physicians to know the exact amount of enzymes each patient is taking, thus reducing the possibility of therapeutic failures and over dosage, as well as the possibility of under dosage; and

•	Reduced pill burden. EUR-1008’s stability leads to more consistent therapeutic outcomes and therefore reduced pill burden for patients.

•	Multiple dosage strengths. Due to the variability in dosing requirements, patients with EPI require multiple dosage strengths to be adequately treated. We have developed four different dosage strengths to facilitate dose titration.

•	Elimination of concurrent PPI dosing. PEPs are often dosed with proton pump inhibitors, or PPIs, to protect the PEPs from destruction by stomach acids. Based on the results from our clinical trials, we believe that EUR-1008 will not require the concurrent administration of PPIs to achieve efficacy, further reducing a patient’s pill burden and medication costs.

•	Pediatric formulation. We have developed and tested in clinical trials a specific low-dose formulation of EUR-1008 for children between the ages of one and seven. The product contains very small particles which can be sprinkled on food to facilitate administration to these children.

For many years, we have been one of the largest manufacturers and suppliers of currently marketed PEPs in the United States. We believe our years of experience in PEP development and manufacturing represents a competitive advantage over existing and potential manufacturers of these products.

Based on publicly available materials, our industry knowledge and the fact that we are aware of three other PEP manufacturers that have filed NDAs for a PEP, we believe EUR-1008, if approved, will be one of the first PEPs to be FDA-approved under the recently published FDA guidelines. Because of the complex nature of these products, we believe that some of the companies currently marketing PEPs in the United States may not be able to satisfy the FDA’s NDA requirements by April 2010.

Overview of Our Completed Pivotal and Supportive Phase III Clinical Trials for EUR-1008

We evaluated EUR-1008 in cystic fibrosis patients suffering from EPI in two Phase III clinical trials conducted in the United States. We designed these Phase III trials for EUR-1008 in collaboration with the Therapeutic Development Network of the Cystic Fibrosis Foundation. In addition, we had numerous conversations and received input from the FDA regarding the trial design, number of patients and primary endpoints of our Phase III trials for EUR-1008. Because of the extensive use of the currently marketed PEPs, the FDA has waived the need for long-term toxicology and pharmacology studies, and therefore no such additional studies are required.

Our pivotal Phase III clinical trial, evaluating patients aged seven or older in 14 Cystic Fibrosis Treatment Centers in the United States, was completed in November 2006. This trial was a multicenter, double-blind, placebo-controlled crossover trial completed in 31 patients with EPI and cystic fibrosis. The study design involved a screening period, a dose titration and stabilization period, a randomized treatment period where patients were given either a placebo or EUR-1008, an open label normalization period, a crossover treatment period, and finally a second open label normalization period. The starting dose was 1,000 lipase units per kilogram of body weight per meal, titrated by the treating physicians to a total dose less than or equal to 10,000 lipase units per kilogram of body weight per day. Patients were administered combinations of 5,000, 10,000, 15,000, or 20,000 lipase units per capsule. The primary endpoint of this trial was to compare the coefficient of fat absorption following oral administration of EUR-1008 versus placebo in patients with EPI. The coefficient of fat absorption, or CFA, was based on stool collections obtained in a hospital environment and under controlled diet. The trial’s secondary objectives were to compare changes in the coefficient of nitrogen absorption, or CNA, cholesterol, fat-soluble vitamins, weight, body mass index and symptoms of EPI after the oral administration of EUR-1008 versus placebo. The safety of the product in this patient population was also assessed.

Patients receiving EUR-1008 in our pivotal Phase III clinical trial showed a statistically significant increase in the coefficient of fat absorption and the coefficient of nitrogen absorption as compared to patients who received a placebo, thus meeting the trial’s primary and secondary endpoints. Moreover, EUR-1008 increased CFA and CNA to levels close to those seen in normal subjects, irrespective of the levels of CFA and CNA observed in these same patients while receiving placebo treatment. We believe this suggests that EUR-1008 is capable of providing the level of enzyme supplementation required by patients with different levels of EPI.

Patients receiving EUR-1008 also had better consistency of stools with no diarrhea and less frequent stools per day and demonstrated less bloating, flatulence, pain and evidence of fat in stools as compared to patients who received a placebo. In addition, safety and quality of life results indicate that EUR-1008 was well-tolerated with no serious drug related adverse effects observed, and only two serious nondrug-related adverse effects observed. No patient discontinued the trial for drug related reasons.

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

Measurement	EUR-1008	Placebo	p-value

Coefficient of Fat Absorption (CFA)	88.3%	62.8%	<0.001
Coefficient of Nitrogen Absorption (CNA)	87.2%	65.7%	<0.001
Stools per day	1.77	2.66	<0.001

Our supportive Phase III clinical trial, evaluating patients between the ages of one and seven, was completed in September 2006. This Phase III trial was a multicenter, open-label trial in 19 patients with EPI and Cystic Fibrosis, and was conducted in 11 Cystic Fibrosis Treatment Centers in the United States. We believe this was the first trial of this size conducted in young children with EPI evaluating a pancreatic replacement therapy. The supportive Phase III clinical trial was open label primarily because of the risks associated with conducting clinical trials with very young children with cystic fibrosis that would require the child to forego treatment in order to administer placebo. Similarly, we did not use CFA as an endpoint because of the risks to very young children involved in a 72 hour stool collection in a hospital environment. Patients were administered 5,000 lipase units per capsule, sprinkled on food. The study design involved a seven-day dose-stabilization period followed by a seven-day treatment period, and patients were evaluated at the beginning and end of a stabilization period and at the end of the treatment period. The primary endpoint of this trial was the percentage of “responders,” defined as those patients without the presence of excess fat in stools, or steatorrhea, and without signs and symptoms of malabsorption after one and two weeks of treatment. Secondary efficacy endpoints include weight change, nutritional status, stool frequency and consistency, and incidences of bloating, pain and flatulence, along with the physician’s and parent’s or legal guardian’s judgment of improvement of clinical symptoms. The safety of the product in this patient population was also assessed.

The percentage of responders to EUR-1008 in our supportive Phase III clinical trial was consistent over the treatment periods, thus meeting the trial’s primary endpoint. EUR-1008 also achieved a consistent result with respect to fecal fat absorption, effect on body weight, stool consistency and frequency, bloating, flatulence and pain in patients. In addition, patients had no blood and reduced fat in their stools and realized a statistically significant increase in the levels of fat-soluble vitamin K. Physicians and caregivers reported either stable or improved patient condition while on EUR-1008. EUR-1008 was well-tolerated with adverse events consistent with those seen in cystic fibrosis patients.

		End of	End of
Measurement	Screening	Stabilization	Treatment

% of responders	52.6%	68.4%	57.9%
Fecal Fat Absorption	24.8%	27.0%	27.3%
Body weight	16.60 kg	16.75 kg	16.63 kg
Stools per day	1.82	1.64	1.45

Based on the results from our completed Phase III clinical trials, we believe cystic fibrosis patients with EPI had a clinically meaningful response to EUR-1008. We believe the studies demonstrate that EUR-1008 produced a clinically relevant increase in the absorption of fat, protein and other nutrients, which is maintained over time. In addition, we believe the trials indicated that EUR-1008 improves some signs and symptoms of malabsorption associated with EPI and is safe and well tolerated in this patient population.

Bioavailability Study

In November 2007, at the FDA’s request, we completed a gastrointestinal (GI) bioavailability study of EUR-1008 to determine the gastrointestinal bioavailability of the product in chronic pancreatitis patients suffering from EPI. The bioavailability of EUR-1008 was estimated by comparing the recovery of lipase, amylase and chymotrypsin in the two treatment groups (Liquid meal alone and liquid meal with EUR-1008) after administration of the test meal. Overall, the study demonstrated a statistically significant ability for EUR-1008 formulations to release lipase, amylase and chymotrypsin in the gastrointestinal tract of chronic pancreatitis patients suffering from EPI. EUR-1008 was found to be well tolerated by the patients and no clinically significant safety issues were associated with its use in the study.

Approvable Letter, Complete Response and PDUFA Date

EUR-1008 received a fast track designation for its rolling NDA submission from the FDA in January 2007. The complete NDA for EUR-1008 was accepted for filing and granted priority review in February 2008. We received an approvable letter in June 2008 identifying a number of deficiencies, but not requiring any additional clinical work prior to approval. We provided a response to the deficiencies in August 2008 and our raw material supplier responded to the deficiencies relating to the drug master file in December 2008. In January 2009, we received a complete response letter and were granted a PDUFA date in late second quarter 2009. In the event we receive approval from the FDA, we anticipate that we would launch EUR-1008 approximately 60-90 days after receipt of the marketing authorization.

Commercialization of EUR-1008 Outside the United States

While it is our intention to market EUR-1008 in the United States ourselves, we currently expect to out-license commercial rights to EUR-1008 in a number of territories, including Europe and Asia. We have been seeking marketing authorization for EUR-1008 in Europe through a centralized review process in parallel with seeking a distributor and are progressing on both fronts.

Commercialization of EUR-1008 in the United States

According to IMS data, the PEP category generated approximately $1.1 billion in the world-wide sales in 2008. In the US the category consists of both branded and unbranded products and includes prescription enteric-coated PEPs ($269 million) which are primarily used to treat malabsorption, prescription uncoated PEPs ($22 million), where malabsorption is associated with pain and OTC supplements ($23 million). Based on the IMS data, in the US the branded coated PEP prescriptions account for 45% of total prescription volume and about 77% of the market value.

On November 30, 2007, Eurand Pharmaceuticals, Inc. acquired all of the outstanding shares of the SourceCF family of companies (“SourceCF”). As a subsidiary of Eurand Pharmaceuticals, Inc., SourceCF continues to focus on serving the special needs of Cystic Fibrosis (CF) patients, physicians and care givers. The aggregate purchase price for SourceCF was $8.5 million. Approximately $7 million, including direct costs of acquisition, was paid at the date of acquisition, with an additional $1.5 million to be paid on November 30, 2009, reduced for any amounts required for any indemnification claims. In addition, an additional payment of $1.5 million will not be made because certain revenue targets in the 2008 fiscal year were not achieved.

The acquisition of SourceCF represented a significant step towards establishing Eurand’s U.S.-based marketing and specialty sales force infrastructure based near Philadelphia, Pennsylvania, by adding fifteen highly-experienced sales and sales support professionals dedicated to the CF community. This acquisition accelerated the build out of the initial sales and marketing infrastructure which is expected to ultimately grow to allow for marketing and sales support to service broader therapeutic areas.

The specialty sales and marketing organization is expected to initially target the approximately 120 Cystic Fibrosis Treatment Centers across the U.S, select office-based pulmonologists who care for CF patients and high prescribing gastroenterologists of PEP products. The sales organization continues to focus on providing products specifically designed to serve the special needs of CF patients, offering access to the products in the SourceCF product portfolio. The SourceCF product portfolio notably includes a line of specialty vitamins and the eFlow® electronic nebulizer. The SourceCF vitamin line was specifically designed to meet the established nutritional supplement guidelines for CF patients. The line includes: softgels for adults, chewables for children and pediatric drops for infants and toddlers. The eFlow® electronic nebulizer, approved by the FDA in 2004 as a general use device for delivering medications via nebulization to both adults and children, addresses a critical need in CF community of providing patients with significantly reduced treatment times for inhaled pharmaceutical products.

Michael Walters, President of SourceCF, joined Eurand Pharmaceuticals, Inc. as its Executive Vice President, Sales and Marketing. He is leading Eurand Pharmaceuticals, Inc.’s U.S. sales and marketing efforts as well as the anticipated launch of EUR-1008. Mr. Walters joins Eurand with more than 20 years of senior management and marketing experience within the U.S, including the launch of Pancrease MT for McNeil Pharmaceuticals, a Johnson & Johnson company, and the launch of TOBI for PathoGenesis. He is leading the marketing organization that is responsible for developing educational initiatives and supportive programs, and has begun establishing relationships with thought leaders in the EPI field. In addition, he oversees implementation of the plan to deploy its team of national account managers to handle contracts with hospitals, chain retailers and managed care organizations, and help ensure patient access to EUR-1008 in response to physician prescription.

Established Business

We were formed in 1999 when affiliates of Warburg Pincus LLC and Gearóid Faherty, our chief executive officer and chairman, acquired the pharmaceutical technology business of American Home Products Corporation, now Wyeth. Since our formation, we have evolved into an integrated specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products. Traditionally, we have developed new pharmaceutical formulations and entered into agreements whereby we manufactured and supplied the resultant product and our collaboration partners or licensee commercialized the product, frequently subject to royalty and milestone obligations. Pursuant to these types of arrangements, we currently generate revenues through three primary sources: the manufacture and supply of products, development and sales of out-licensed products, and fees related to our formulation and product development work. We plan on continuing to build this business while in the process of establishing and growing our own commercialization capabilities.

We refer to agreements that involve formulating a new product for a collaboration partner or licensee using our proprietary technologies as “co-development agreements”. In 2008, we entered into six co-development agreements with various collaboration partners and we continue to negotiate additional co-development agreements. Co-development agreements govern a wide range of arrangements from determining the feasibility of using a particular drug with a particular technology to contract services to formulate and supply a product. We believe we are not substantially dependent on any one of them individually. We have completed work on some of these co-development agreements, and, based on past experience and for a variety of reasons, it is likely that a number of our co-development agreements will not result in a commercialized product.

The cash flow generated by our co-development agreements, including cash flows from product sales, provides us with financial resources to fund internally our development and commercialization programs and maintain our research and manufacturing capabilities.

We have successfully applied our proprietary technologies to formulate products in a diverse range of therapeutic areas, including gastrointestinal, cardiovascular, pain, nutrition, and respiratory, which represented 34%, 24%, 15%, 12% and 10% of our 2008 revenues, respectively. Our ability to meet the goals of our collaboration partners coupled with our broad technology platforms and research infrastructure has allowed us to attract many of the leading pharmaceutical and biotechnology companies as collaboration partners and licensees, including Eisai, GSK, Cephalon, Novartis, and sanofi-aventis. Since 2001, four of our partnered drug products, KCl 20mEq, Innopran XL®, Metadate CD®, and Amrix® have received FDA approval. Our collaboration partners and licensees market over 40 different products using our technologies in many of the world’s largest pharmaceutical markets, including:

•	Customized release. Innopran XL®, Amrix®, Unisom® and Ultrase®.

•	Tastemasking/ODT. Children’s Tylenol®, Cibalginadue and Rulide.

•	Bioavailability enhancement. Nimedex.

Our largest collaboration product, in terms of revenue, is pancreatin, a PEP which we developed and manufacture and supply to licensees in both the United States and Europe. For the years ended 2006, 2007 and 2008, revenues attributable to pancreatin accounted for 28%, 23% and 27% of our total revenues, respectively. For the year ended December 31, 2008, approximately 87% of our pancreatin revenues were generated in the United States. Among others, we are the exclusive supplier to Axcan for coated pancreatin, i.e. pancreatin that has been coated to protect the enzymes from degradation resulting from acids in the stomach, in the United States and revenues generated from this relationship for the years ended December 31, 2006, 2007 and 2008 accounted for 18%, 17%, and 23% respectively. We have developed, manufactured and supplied products to Axcan since 1991. Under our current licensing and supply agreement, entered into in 2000, in addition to receiving manufacturing fees, we are also entitled to receive royalties based on a percentage of Axcan’s annual net sales of the finished pancreatin product, including the product sold as Ultrase®. On March 23, 2007, we and Axcan executed an amendment, which, among other things, expanded the agreement to additional countries, allowed for the provision of alternative dosage strengths and addressed certain regulatory requirements not originally contemplated. The agreement, as amended, expires in 2015 and is subject to a two-year automatic renewal.

In 2008, we completed the expansion of our research and development facilities in Dayton, Ohio. This will allow us to increase the number of development collaborations with our current and prospective partners and/or develop more internal product candidates.

Multinational Operations.  We have research, development and manufacturing facilities in the United States, Italy and France that position us well to supply the global pharmaceutical market. We generate revenues in Europe, North America, Asia, South America and Africa. In 2008, based on the country in which the recipient of the product or service is resident, Europe and North America accounted for approximately 42% and 49%, respectively, of our revenues. For more information on the geographic breakdown of our revenues, see Note 20 of our 2008 consolidated financial statements, included elsewhere in this 20-F.

Proprietary Pharmaceutical Technology Products Marketed and in Development

In addition to the application of our proprietary pharmaceutical technologies to develop our own products, such as EUR-1008, our technologies have been successfully applied to two products currently marketed by our collaboration partners — Amrix® and Unisom® Sleepmelts, among others. In addition, we continue to develop a pipeline of products both with our collaboration partners as well as for our proprietary portfolio.

EUR-1025

EUR-1025 is a once-a-day oral formulation of ondansetron, an anti-emetic, or agent to prevent nausea and vomiting, sold under the brand name Zofran® by GSK. For the 12 months ended September 30, 2007, Zofran®, which is currently prescribed for administration two, three and four times per day, had worldwide sales of approximately $1.6 billion, approximately $1 billion of which was for the oral dosage form. In 2008, we completed two pilot pharmacokinetic (PK) studies using EUR-1025 in which plasma ondansetron levels were measured and analyzed for standard pharmacokinetic parameters. The second pilot study with the improved formulations achieved its goal of confirming that EUR-1025 had the desired extended-release pharmacokinetic profile to ZOFRAN . There were no serious adverse events reported and all of the subjects completed the study. Eurand met with the FDA to discuss further development of EUR-1025 in a Pre-IND meeting in the third quarter of 2008. Details of a proposed clinical plan and specific studies were discussed with the FDA. In December 2008, Eurand filed an Investigational New Drug (IND) application for EUR-1025, a once-a-day formulation of ondansetron, and recently initiated pivotal pharmacokinetic (PK) studies.

EUR-1073

EUR-1073 is an enteric coated, controlled release formulation of beclomethasone diproprionate. We acquired the exclusive North American rights to market EUR-1073 from Chiesi Pharmaceutici SpA in April 2008. This product is currently marketed in certain Europe countries under the tradename Clippertm where it is indicated for the treatment of inflammatory bowel disease (IBD). We filed a request for U.S. orphan drug designation for this product candidate which we are initially developing for the treatment of ulcerative colitis, one of the most prevalent forms of IBD. Our request for U.S. orphan drug designation was approved in early 2009.

Amrix®

Amrix®, developed with ECR Pharmaceuticals using our Diffucaps® technology and acquired by Cephalon, Inc. in 2007, is a once-a-day (OAD) sustained release formulation of cyclobenzaprine hydrochloride, with FDA approved use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions. Amrix® is currently the only FDA approved OAD skeletal muscle relaxant in the United States. In 2000, we entered into a development, license and contract manufacturing agreement with ECR to develop a once-a-day extended release formulation of cyclobenzaprine, and in 2003, we signed an addendum to that agreement to develop an additional formulation. Under the co-development agreement, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the co-development agreement, Cephalon is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply Cephalon with, Cephalon ’s total requirements of the product for the United States, and Cephalon must provide us with certain forecasts and firm orders prior to the desired date of shipment.

We may elect to terminate our obligation to supply the product to Cephalon, in certain circumstances, in the event that annual net sales of the product are less than specified amounts; provided, however, that in such event, we continue to manufacture and supply the product to Cephalon for a period of two years thereafter. In the event of such termination, if Cephalon manufactures the product (or has it manufactured), we would be entitled to receive royalties on Cephalon ’s net sales of the product for so long as Cephalon sells the product. Pursuant to the co-development agreement, Cephalon was responsible for regulatory filings and is granted an exclusive license to sell the product in the United States, Canada and Mexico. In addition to development payments and manufacturing fees, we are entitled to receive royalties based on a percentage of Cephalon’s net sales of the product. The agreement provides for a term of 12 years following the date Cephalon begins selling the product in the United States and is subject to a two-year automatic renewal.

ECR submitted a NDA through the FDA’s 505(b)(2) procedure and received approval of the NDA in February 2007. In August 2007, Anesta Inc. acquired Amrix from ECR and Cephalon undertook all of the incumbent obligations of the co-development agreement, subject to an amendment. As the licensor and exclusive manufacturer of the product, we now work with Cephalon to support the commercialization of the product in the United States. Cephalon began promotion of Amrix® in the United States in November 2007. Cephalon reported 2008 revenues from Amrix at $73.6 million.

EUR-1037

EUR-1037 is an orally disintegrating tablet formulation of Diphenhydramine citrate, that we developed using our AdvaTab® and Microcaps® technologies. The product is sold as an over-the-counter (OTC) sleep-aid product by Chattem Inc. in the United States under the brand name Unisom® Sleepmelts. The product was launched in April 2008.

EUR-1048

EUR-1048 is a taste-masked, orally disintegrating tablet formulation of an undisclosed active, that we developed using our AdvaTab® and Microcaps® technologies. In 2006, we entered into a co-development agreement with GSK under which we were responsible for performing feasibility studies, formulation optimization and scale-up, and providing clinical supply for the proposed product. GSK is responsible for certain regulatory filings and is granted an exclusive license to sell the product in the United States. GSK is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply GSK with, GSK’s total requirements of EUR-1048 for the United States. We retain certain rights to the product outside the United States. In addition to development payments, milestone payments (potentially totaling $42 million) and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK’s net sales of the product. The agreement provides for a term of 15 years following the date GSK begins selling the product in the United States. GSK submitted a NDA for the product to the FDA in November 2007 and received a complete response letter in December 2008. If approved, GSK expects to launch EUR-1048 in the United States in the first half of 2009.

EUR-1000

EUR-1000 was designed as an AB rated generic product to Inderal LA, a long-acting formulation of propranolol that is indicated for the treatment of hypertension and migraines. In the United States, an AB rating allows a pharmacist to substitute a generic for a brand without physician approval. In 2006, Inderal LA generated approximately $175 million in sales. The Orange Book listings for Inderal LA indicate that the patents related to this product have expired. We have a co-development agreement with GSK (acquired by GSK from Reliant Pharmaceuticals in December 2007) to develop EUR-1000. Under the agreement, signed in 2000, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and are responsible for validating the manufacturing process. Furthermore, pursuant to the agreement, GSK is obligated to purchase from us, and we are obligated to supply GSK with, GSK ’s total requirements of the product. GSK conducted clinical trials to determine bioequivalence and is responsible for regulatory filings and distribution and sales of the product. In addition to development and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK ’s net sales of the product. In addition, GSK is obligated to pay us certain minimum annual royalty payments, which, if not maintained, allow us to enter into a development, license or supply agreement with any third party for the product. The ANDA for EUR-1000 was submitted by Reliant to the FDA in December 2006 and is under review.

Earlier Stage Product Candidates

In addition to our advanced development pipeline, we have several co-development and proprietary product candidates that are in earlier stages of research and development. We expect to continue to expand our product pipeline through the application of our proprietary formulation technologies to our own and our collaborators’ product ideas.

Proprietary Pharmaceutical Technologies

We have a broad and validated portfolio of proprietary pharmaceutical technologies, providing us with the opportunity to develop innovative products for our internal product pipeline and the flexibility to offer our collaborators a variety of solutions for their drug development objectives. In addition to orally administered systems, we have a proprietary polymer conjugation technology, which is a technology that chemically links existing therapeutic agents to polymers, that allows us to develop new therapeutic molecules, or new chemical entities, or NCEs. In total, we have four technology platforms with nine distinct technologies that we apply to meet a range of challenging drug development objectives, including technologies that:

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

We believe we are able to improve the therapeutic efficacy and safety profile of drugs and enhance patient compliance through the application of our drug formulation technologies. We have the ability to manufacture commercial-scale quantities of products utilizing our technologies.

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

•	Diffucaps technology consists of multiparticulate systems in which customized release profiles are achieved by layering polymer membranes onto drug-containing cores. The type and thickness of these membranes control the speed and location at which the drug exits the core because the membranes are sensitive to pH and dissolve at different rates. By incorporating beads of differing drug release profiles into hard gelatin capsules, customized release profiles can be achieved. This technology has the potential to exhibit less variability than a controlled-release tablet, which typically has only a single drug release characteristic. Diffucap technology can also be combined with our dosage form technologies. Diffucap dosage units can contain one or more drugs, and one or more drug release profiles can be incorporated into a single dosage unit. In comparison to tablets, multiparticulates generally exhibit decreased food effects and decreased variability between patients.

•	Diffutab technology consists of a blend of waxes and polymers that control drug release through diffusion and erosion. Diffutab is an effective means of creating sustained release, once-a-day formulations of high-dosage products.

•	Eurand Minitabs are very small, cylindrical tablets. These tablets can contain materials that are able to form gels in water-based environments, and the rate of drug release is modified by its need to exit the gel layer. The tablets can also be coated with polymer membranes that are sensitive to pH or take time to dissolve, allowing the site or the time at which the drug is released in the body to be controlled. These tablets possess the advantages of multiparticulates in that they can be filled into hard-shell gelatin capsules. As a result, combination products can be developed to allow for two or more release profiles within a single capsule. Eurand Minitabs are able to contain a high level of drug in comparison to the total weight of the finished dosage form, and drug release rates can be fine-tuned.

•	Orbexa technology consists of a process whereby a concentrated formulation of a drug is extruded as a ribbon through a fine nozzle, cut and then shaped, a process called spheronisation, to produce beads suited to formulation as sustained or controlled release multiparticulates. This process allows a high concentration of a drug to be present in the beads, and speed and simplicity make the technology suited for use with sensitive materials such as proteins.

Tastemasking/ODT

Our tastemasking / ODT technologies create convenient, patient-friendly dosage forms, such as orally disintegrating tablet formulations, liquid suspensions and sprinkles. We are able to apply our Microcaps taste-masking technology to all these dosage forms.

•	Microcaps taste-masking. The ability to mask the bitter or irritant characteristics of many drugs with flavors and sugars is limited, and coating of the drug is generally required to achieve maximum taste-masking effectiveness. Our Microcaps technology deposits a polymer layer around the drug particles to form a complete and continuous barrier.

•	Orally disintegrating tablets. We have two commercialized orally disintegrating tablet technologies, AdvaTab®, through our license with Kyowa Hakko, and our internally developed Ziplets. We are able to combine either of these dosage forms with our particle-coating technologies for taste-masking, gastro-protection and controlled release. Our technologies allow us to produce pleasant-tasting tablets that dissolve in the mouth in seconds. We are able to manufacture this easy-to-administer dosage form using standard tableting and packaging equipment, thus eliminating the need for expensive specialty packaging.

•	Liquitard liquid suspensions. Oral administration of certain dosage forms, such as medium- to large-sized capsules and tablets, can be problematic for patients having difficulties swallowing, such as pediatric and geriatric populations, or patients with severe clinical conditions. Using our Liquitard technology, we can incorporate both our taste-masking and controlled-release technologies into permanent or temporary suspensions.

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

Our Diffucaps technology can be used to improve the solubility of “pH-dependent” drugs. The inherent solubility of these drugs is affected by the pH of their surrounding environment. This phenomenon can affect the absorption of certain drugs from the GI tract, where the pH varies significantly, thereby limiting the ability to deliver the drug over a prolonged period of time. The Diffucaps technology can be used to overcome this limitation.

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

Our research and development activities include collaborating with many leading pharmaceutical and biotechnology companies to provide formulation solutions to enhance their products or aid in product life-cycle management. We have signed six new co-development agreements in 2008 with pharmaceutical companies located in the United States, Europe and Japan. As of December 31, 2008, we had 115 employees in the research and development department worldwide, including over 40 with Ph.D.s, masters or medical degrees. Our research and development activities are conducted both in the United States and Italy.

Manufacturing

We supply finished pharmaceutical products for ourselves and to our various licensees and marketing collaborators for packaging and sale worldwide. All of our facilities are operated in compliance with cGMP and good laboratory practices, or GLP, and are audited by the relevant authorities. Our facilities provide us with the capacity to manufacture products for ourselves and our collaborators.

We have undergone successfully numerous audits by customers and regulatory agencies, including the FDA and European authorities. The DEA has approved our United States location for the research and manufacture of DEA-regulated controlled substances, and the relevant European authorities have approved our European facilities for the research and manufacture of controlled substances.

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

Intellectual Property

We actively seek patent protection for the proprietary technology that we consider important to our business, including our core platform technologies, as well as compounds, compositions and formulations and their methods of use and the processes for their manufacture. In addition to seeking patent protection in the United States, we generally file patent applications in Canada, Europe, Japan and other countries on a selective basis to further protect the inventions that we consider important to the development of our business. We also maintain and rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary positions. Our success depends in part on our ability to obtain and maintain proprietary protection for our products, product candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights as we develop new technologies or expand into new territories.

Patents and Proprietary Technology

Patents and trade secrets are important to our business. Our patent portfolio contains over 100 patent families that consist of over 300 granted patents and nearly 300 pending applications. We continue to file new applications on an ongoing basis. Our current patent portfolio is largely composed of patents with claims directed to our core platform technologies and related materials, processes, equipment and methods of manufacture and applications of the same to various formulations or drugs .

Our controlled-release Diffucaps® technology is present in a number of products marketed worldwide such as: in the United States, Innopran XL®, and Amrix®; in Japan, NitorolR®; and in Europe, Diffu-K®, Slozem® and Diclomax Retard®. The Diffucaps® technology portfolio contains a number of patents granted throughout the world, including five in the United States and one in Europe, with expiry dates between 2021 and 2025 (unless otherwise extended or reduced). Recent developments include the design and clinical testing of Diffucaps® systems designed to deliver weakly basic drugs that are practically insoluble above pH 6.8, for absorption throughout the gastrointestinal tract. In 2008, we filed six new U.S. patent applications related to this technology.

Our Microcaps® technology is present in Children’s Tylenol®, Advil® chewable tablets, Rulide® Roxithromycin tablets for suspension and Cibalginadue® Ibuprofen. Patents that describe our Microcaps® technology have been granted in various countries throughout the world, including twelve in the United States and five in Europe. These patents have expiry dates between 2009 and 2021 (unless otherwise extended or reduced). Recent developments include the design and clinical testing of Microcaps systems designed based on the pore-former approach to rapidly release the drug upon entry into the stomach to enhance the probability of being bioequivalent to RLD (reference listed drug) product. Currently, we have five U.S. patent applications related to this technology.

The AdvaTab® technology is licensed from Kyowa Hakko as a worldwide license that is exclusive subject to Kyowa Hakko’s reservation of certain rights. The technology platform includes seven United States patents, four European patents and three Japanese patents with expiry dates from 2013 to 2020 (unless otherwise extended or reduced). Kyowa Hakko or Eurand also has over 20 pending patent applications for this technology. The pending applications, improvements and new patent filings are subject to the license agreement. Recent developments at Eurand include the design and clinical testing of AdvaTab systems wherein the Microcaps® and AdvaTab® technologies are combined to produce patient-friendly orally disintegrant tablet dosage forms. There are several pending patent applications with U.S. Patent & Trademark Office. Some of the pending patent applications include orally disintegrating tablet systems based on the combination of Diffucaps® and AdvaTab® technologies.

Our Biorise® bioavailability enhancement technology portfolio includes five U.S. patents, six European patents and at least two Japanese patent, with expiry dates between 2009 and 2022 (unless otherwise extended or reduced). There are over 20 pending patent applications relating to this technology.

Our polymer conjugation technology portfolio includes new chemical entity and technology patents, including four U.S. and three European issued patents. These patents have expiry dates between 2018 and 2022 (unless otherwise extended or reduced). There are nearly twenty pending patent applications relating to this technology.

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

We own several product-specific patents, including: (i) Orange Book listed U.S. patent (US 6500454), with an expiry date of October 4, 2021 (unless otherwise extended or reduced), for GSK ’s Innopran XL® product; (ii) Orange Book listed U.S. patent (US 7387793), with an expiry date of February 26, 2025 (unless otherwise extended or reduced) for Cephalon’s Amrix® product and (iii) U.S. and European patents, which expire in 2019 (unless otherwise extended or reduced), for Novartis’ Cibalginadue®, Ibuprofen.

We have filed four patent applications in the United States and five applications abroad seeking protection for our lead product candidate, EUR-1008. The patent applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. In addition, we believe features of our pipeline products are specifically covered by certain patents or patent applications in our portfolio.

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

Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities. Many of them also have more experience than we have in conducting preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals. Accordingly, our competitors may succeed more rapidly than we or our collaborators in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approval and commence commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities. In addition, our competitors’ success in obtaining patents may make it difficult or impossible for us to compete with them.

Our competitors may also be able to use alternative technologies that do not infringe our patents to formulate the active materials in our products; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with our product candidates, our co-development products, or other products that we have developed or may in the future develop. If successful, products derived from alternative technologies will compete against our products and product candidates.

Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer side effects, are more convenient or are less expensive than any of the products that we currently sell or may sell in the future. In addition, our ability to compete may be affected in some cases because insurers and other third-party payers seek to encourage the use of generic products or less expensive alternatives. This may have the effect of making branded products less attractive from a cost perspective to patients, providers or payers.

Currently, we do not market any pharmaceutical products outside of the United States, but rely on our collaborators to commercialize our products. In the United States, we do not market any approved pharmaceutical products, but have a sales and marketing force marketing products to the CF community. If our proprietary clinical-stage product candidates are approved, they will compete with currently marketed drugs and potentially with product candidates in development for the same indications, including those marketed by our collaboration partners. In the event our products compete with our existing collaborators’ products, we may lose those collaborators or experience decreased sales of existing products with no corresponding increase in revenues.

We are one of the largest suppliers of currently marketed PEPs in the United States and the manufacturer and exclusive supplier of enteric coated PEPs. Although we anticipate, based on the FDA’s original 2004 guidance, a significant reduction in the number of PEPs on the market as of April 28, 2010, this decline in competition may not occur. FDA’s amended guidance in October 2007 now only requires that for companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, such companies submit an NDA on or before April 28, 2009 and continue diligent pursuit of regulatory approval in order to satisfy the April 28, 2010 deadline. The level of competition that EUR-1008, if approved, will face from products in the United States depends on whether the manufacturers of currently marketed products file NDAs by the deadline set by the FDA and ultimately obtain approval for their NDAs and; if they do not follow the current guidance, whether the FDA takes regulatory action against these manufacturers and the nature of any such action.

If approved, EUR-1008 will potentially compete with currently marketed porcine-derived PEPs from Axcan Pharma, Johnson & Johnson, and Solvay. In addition, we understand that Biovitrum and Meristem may have product candidates in clinical development that could compete with EUR-1008. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA and provided a date suggesting a four month review. The Ultrase product has been licensed to Axcan by us, and we receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product. If approved, Ultrase would compete with EUR-1008. In August 2007 Solvay announced that it had received an approvable letter for its new Creon product identifying deficiencies that would require both additional clinical and CMC information. A Phase III trial was initiated in November 2007 and the company has announced that it plans on completion by March 2008. In December 2008, Solvay presented results from one clinical trial conducted in children over the age of twelve.

Our pharmaceutical technologies compete with existing technologies such as those utilized by Biovail, Elan, Skye Pharma, and Cima (a subsidiary of Cephalon), among others. Competing technologies include the multiple-particle systems of Andrx, a subsidiary of Watson, Biovail and Elan; the controlled-release tablet technologies of , Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Abbott. Our pharmaceutical technologies will also compete with new drug development technologies that may be developed or commercialized in the future. Any of these technologies may receive governmental approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become noncompetitive or obsolete.

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

United States

In the United States, drugs are subject to rigorous regulation by the FDA. The FDCA and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record-keeping, packaging, labeling, adverse event reporting, advertising, promotion, marketing, distribution and import and export of pharmaceutical products. Failure to comply with applicable statutory, regulatory, and other legal requirements may subject a company to a variety of administrative or judicially imposed sanctions and/or prevent it from obtaining or maintaining required approvals to market drugs. Failure to comply with the applicable U.S. requirements may subject us to stringent administrative or judicial sanctions, such as agency refusal to approve pending applications, warning letters, FDA requests for product recalls, product seizures, withdrawal or immediate suspension of the approval of an application, injunctions or criminal prosecution.

Unless a drug is exempt from the new drug application (NDA) process, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation studies;

•	submission to the FDA of an application for an investigational new drug, or IND, exemption for human clinical testing;

•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication;

•	submission to the FDA of a NDA;

•	a potential public hearing of an outside advisory committee to discuss the application;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

•	FDA review and approval of the NDA.

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

The FDA may refuse to approve an IND if applicable regulatory requirements are not met. Moreover, the FDA may delay or prevent the start or continuation of clinical trials at any time through a “clinical hold” for any reason including that the drug causes unacceptable adverse events or the clinical trials are not adequately designed. If the FDA imposes a clinical hold, clinical trials cannot continue without FDA authorization and then only under terms authorized by the FDA. Such government regulation may delay the study and marketing of potential products for a considerable period of time or prevent such study and marketing altogether, and also may impose costly procedures or requirements upon a manufacturer’s activities.

Success in early-stage clinical trials does not assure success in later-stage clinical trials. Results obtained from clinical trials and studies are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even withdrawal of the marketing approval for the product.

Clinical Trials.  Clinical trials involve the administration of the investigational drug to people under the supervision of qualified investigators. We conduct clinical trials under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. We must submit each protocol to the FDA as part of the IND.

We conduct clinical trials typically in three sequential phases, but the phases may overlap or be combined. An independent Institutional Review Board (IRB) must review and approve each investigation before it can begin. Often an independent Data Safety Monitoring Board is in place to monitor study conduct. Phase I includes the initial introduction of an investigational new drug into a small number of humans. These trials are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These trials are designed to determine the metabolic and pharmacologic actions of the drug in humans and the side effects associated with increasing doses as well as, if possible, to gain early evidence on effectiveness. Phase II usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and preliminarily evaluate the efficacy of the drug for specific indications.

Phase III trials are usually large trials used to further evaluate clinical efficacy and test further for safety by using the drug in an expanded patient population. There can be no assurance that we will successfully complete Phase I, Phase II or Phase III testing within any specified period of time, if at all. Furthermore, clinical trials may be suspended at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

NDAs After successful completion of the required clinical testing, generally an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of any clinical and other testing and a compilation of results relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an NDA may include information regarding safety and efficacy of a proposed drug that comes from trials not conducted by or for the applicant and for which trials the applicant has not obtained a right to reference. Such an application, known as a NDA under Section 505(b)(2) of the FDCA, or a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. The FDA’s April 2006 ’Guidance for Industry Exocrine Pancreatic Insufficiency Drug Products — Submitting NDAs’ indicated that companies filing NDA applications for pancreatic enzyme products (PEPs) may file Section 505(b)(2) applications. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on published scientific literature, or on a finding by the FDA of safety and/or efficacy for a previously approved drug product, although this interpretation is the subject of some controversy. Under FDA’s interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy for the previously approved product coupled with new clinical information needed to support the change. The cost of preparing and submitting a NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor of a NDA approved by the FDA is also generally subject to annual product and establishment user fees. These fees are typically increased annually.

The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the FDA threshold determination that the NDA is sufficiently complete to permit a substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. In connection with U.S. federal law on prescription drug user fees, the FDA has agreed to certain performance goals in the review of NDAs. FDA must review and act on (by issuing a complete action letter) on most such NDA submissions and re-submissions for non-priority drug products, within ten months of receipt. The review process may be significantly extended by FDA requests for additional information or clarification. The FDA may also refer applications to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. This often, but not exclusively, occurs for novel drug products or drug products that present difficult questions of safety or efficacy. The FDA is not bound by the recommendation of an advisory committee.

Before approving an application, the FDA may inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the NDA manufacturing process and manufacturing facilities are acceptable, the FDA may issue an approval letter in some cases, or, more likely a complete response letter. A complete response letter usually contains a statement of all of the deficiencies that the agency has identified in the application that must be satisfactorily addressed to secure final approval of the application. The complete response letter may outline major deficiencies in the submission and may require substantial additional testing or information for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Upon timely compliance with the conditions stated in the complete response letter and if none of the reasons for refusing the application under the FDCA or FDA regulations applies, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require additional trials or post-approval testing, and may impose other conditions that can materially affect its potential market and profitability. FDA will require certain types of surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if additional safety problems are identified following initial marketing.

The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain results assessing the drug’s safety and efficacy for the claimed indications in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for the submission of results or full or partial waivers from the PREA requirements (for example, if the product is ready for approval in adults before pediatric studies are complete or if additional safety data is needed, among others).

Postmarketing Requirements.  Once the NDA is approved, the sponsor of the product will be subject to certain post-approval requirements, including requirements for adverse event reporting, submission of periodic reports, manufacturing, labeling, packaging, advertising, promotion, distribution, record-keeping and other requirements. For example, the approval may contain requirements for costly post-marketing testing, and will require surveillance to monitor adverse events The FDA requires the reporting of any adverse effects observed after the approval or marketing of a product and such events could result in limitations on the use of such approved product or its withdrawal from the marketplace. Also, some types of changes to the approved product, such as manufacturing changes and labeling changes, are subject to further FDA review and approval. Additionally, the FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing products, any restriction on our ability to advertise or otherwise promote claims of superiority, or any requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products and our costs.

Generic Competition.  Once a NDA, including a 505(b)(2) NDA, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application (ANDA). A generic drug that is the subject of an ANDA must be bioequivalent to the listed drug and have the same active ingredient(s), route of administration, dosage form, and strength, as well as the same labeling, with certain exceptions, as the listed drug (unless the generic applicant obtains approval of a suitability petition to file an ANDA for a generic drug that differs from the listed drug with respect to active ingredient, route of administration, dosage form, or strength). If the FDA deems that any of these requirements are not met, additional testing, analyses, information, or results may be necessary to obtain approval of the proposed generic drug.

ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the proposed drug products. Rather they are required to show that their drug is the same as the innovator’s drug, that the manufacturing methods and chemistry and controls are adequate, and (unless the requirement is waived by FDA) that the proposed drug product is “bioequivalent” to the listed drug, i.e., that rate and extent by which the ANDA applicant’s drug is absorbed does not differ significantly from the innovator product. Bioequivalence tests are typically small in vivo studies in humans that measure the blood levels of the active ingredient over relatively short periods of time., Drugs approved via the ANDA process are generally deemed by FDA to be therapeutically equivalent to the listed drug, and can often be substituted under state law by pharmacists when filling prescriptions written for the original listed drug.

With respect to NDAs, U.S. federal law provides for a period of three years of non-patent market exclusivity following approval of a listed drug that contains a previously approved active ingredient (or ester or salt of the active ingredient), the approval of which was required to be supported by new clinical trials, other than bioavailability studies, essential to the approval of the application and conducted by or for the sponsor. During this three-year period the FDA cannot grant effective approval of an ANDA or a 505(b)(2) NDA for the same conditions of approval for which the NDA was approved.

U.S. federal law also provides a period of five years following approval of a new chemical entity that is a drug containing no previously approved active ingredients, during which ANDAs for generic versions of such drugs, as well as 505(b)(2) NDAs referencing the listed drug, cannot be submitted unless the submission contains a certification that the listed patent is invalid or will not be infringed, in which case the submission may be made four years following the original product approval. If an ANDA or 505(b)(2) NDA applicant certifies that it believes one or more listed patents is invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder or exclusive patent licensee then initiates a suit for patent infringement against the ANDA or 505(b)(2) NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until either 30 months have passed or there has been a court decision holding that the patents in question are invalid or not infringed. If an infringement action is not brought within 45 days and certain other conditions are met, the ANDA or 505(b)(2) NDA applicant may bring a declaratory judgment action to determine patent issues prior to marketing. If the ANDA or 505(b)(2) NDA applicant certifies as to the date on which the listed patents will expire, then the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until those patents expire.

The first ANDA applicant(s) submitting substantially complete application(s) certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days of marketing exclusivity, starting from the date of the first commercial marketing of the drug (including the commercial marketing of the listed drug) by any first applicant, during which subsequently submitted ANDAs cannot be granted effective approval. The first such ANDA applicant can forfeit its exclusivity under certain circumstances; for example, if it fails to market its product within specified time periods or certain other forfeiture events occur.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

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

Cross-referral to Innovator’s Data.  Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

•	having the same qualitative and quantitative composition in active substance as the reference medicinal product;

•	having the same pharmaceutical form as the reference medicinal product; and

•	who’s bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

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

Pharmaceutical Pricing and Reimbursement

In the United States and other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

After regulatory approval has been obtained, further studies, including Phase 4 post-marketing studies, may be required to provide additional data on safety, to validate surrogate efficacy endpoints, or for other reasons, and the failure of such studies can result in a range of regulatory actions, including withdrawal of the product from the market. Further studies will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially approved. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including any change in indication, manufacturing process, labeling or manufacturing facility, it may be necessary to submit an application seeking approval of such changes to the FDA or foreign regulatory authority. Moreover, marketed products are subject to continued regulatory oversight by the Division of Drug Marketing, Advertising, and Communications at FDA, and the failure to comply with applicable regulations could result in marketing restrictions, financial penalties and/or other sanctions.

We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws, false claims laws and physician self-referral laws. Violations of these laws are punishable by criminal, civil and/or administrative sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid and veterans’ health programs. Because of the far-reaching nature of these laws, we cannot assure you that the occurrence of one or more violations of these laws would not result in a material adverse effect on our business, financial condition and results of operations. Certain provisions of the Social Security Act prohibit entities, including drug companies. from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickbacks, bribes or rebates) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the federal anti-kickback law is a felony, punishable by criminal fines and imprisonment for up to five years or both. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in federal health care programs such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third party payors.

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

Properties and Infrastructure

We own and operate two facilities in Milan, Italy. The main facility, which houses administrative, research, production and warehouse activities, is approximately 151,000 total square feet in size and was built in 1996. The laboratory and office space were expanded in 2001 and the office space was expanded again in 2008, adding an additional 3,700 square feet. We acquired the second facility in 2000 through the acquisition of Pharmatec International S.r.l. This approximately 60,000 square-foot production facility was completely renovated in 2003.

We also own a manufacturing facility of approximately 22,000 square feet in Nogent-Oise, France. This facility was constructed in 1977 and has been upgraded and renovated a number of times over the years, most recently in 2005, when we renovated certain testing and quality control laboratory areas in the facility.

Our United States manufacturing operations are based near Dayton, Ohio, where we own a facility of approximately 101,000 square feet, which houses our administrative, research, production and warehouse operations in the United States. This facility was built in 1985 and completely renovated and expanded in 2001. In 2008, we completed a construction project which included the renovation of approximately 13,000 square feet of our existing building, as well as a 13,000 square foot addition. In addition, adjacent to the facility, we lease approximately 5,000 square feet of office space that houses certain administrative personnel.

We also lease laboratory and office space of approximately 8,600 square feet in the Area Science Park of Trieste, Italy.

We also lease office space of approximately 8,900 square feet near Philadelphia, Pennsylvania primarily for Eurand Pharmaceuticals, Inc.’s operations.

We also lease office space of approximately 5,500 square feet in Huntsville, Alabama primarily for SourceCF’s operations.

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

Overview

We are a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products. We utilize our proprietary pharmaceutical technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Through our collaboration arrangements, we have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. We are simultaneously developing and commercializing our own portfolio of products to address cystic fibrosis and gastrointestinal disorders. Using our own sales and marketing team, we are currently commercializing a portfolio of products for cystic fibrosis patients in the United States. In 2009, we hope to add a proprietary pharmaceutical product EUR-1008 (Zentasetm), which is being evaluated for the treatment of exocrine pancreatic insufficiency, or EPI, to our commercialization efforts in the United States. The U.S. Food and Drug Administration, or FDA, has issued us a late second quarter 2009 Prescription Drug User Fee Act (PDUFA) date for our NDA. If approved by the FDA by the anticipated PDUFA date, we would expect to launch EUR-1008 in 2009. We currently have two late-stage proprietary product candidates, EUR-1073 (beclomethasone) and EUR-1025 (ondansetron) in development for our own portfolio, as well as a number of other products currently in development with collaboration partners, including EUR-1048 and EUR-1000, in development with GSK. In addition, the most advanced of our collaboration products include two products we developed that are being commercialized by our partners in the United States — Amrix® and Unisom® Sleepmelts. We continue to advance and develop additional products using our drug formulation technologies.

We are an established business with manufacturing and research facilities in the United States, Italy and France. In 2008, we had approximately €98.5 million (or $137.2 million) in revenues, primarily generated by our pharmaceutical technology business. We manufacture and supply over 40 different products for sale in many of the world’s largest pharmaceutical markets. These products generated €79.9 million (or $111.3 million) in product sales in 2008. The remainder of our revenues generally consists of royalties, milestones, and development fees.

We were formed in 1999 when affiliates of Warburg Pincus LLC and Gearóid Faherty, our chief executive officer and chairman, acquired the pharmaceutical technology business of American Home Products Corporation, now Wyeth. Warburg Pincus remains the majority shareholder of our ordinary shares. Since our formation, we have evolved into an integrated specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products. Our evolution has been marked by the acquisition a number of businesses and technologies for an aggregate amount of approximately €27.3 million, consisting of:

•	In February 2000, substantially all of the assets of Vectorpharma, providing us with complementary expertise for our Biorise system, new products in the development pipeline and additional research and development capabilities.

•	In June 2000, Pharmatec, which provided us with additional research and development capabilities, additional manufacturing capacity in Italy and several marketed products.

•	In January 2002, certain assets of Polytech, an early-stage company specializing in polymer-based drug conjugation.

•	In December 2007, SourceCF, which provided us with products marketed to the Cystic Fibrosis community. SourceCF has a sales and marketing organization with knowledge of the Cystic Fibrosis market which we expect to be an important market for EUR-1008.

Although the activities of SourceCF are different from those of our existing business, we manage the acquired activities as part of our existing business segment because they are comparatively small in financial terms. We will continue to monitor our activities to determine if our business should be managed in more than one segment.

In addition to these acquisitions, in December 2002, we entered into an agreement with Kyowa Hakko under which we have a worldwide license to practice under patents related to the AdvaTab® technology. The license is exclusive subject to Kyowa Hakko’s reservation of certain rights. For a further description of our arrangement with Kyowa Hakko, see “— Contractual Commitments.”

Traditionally, we have developed new pharmaceutical formulations and entered into agreements whereby we manufactured and supplied the resultant product and our collaboration partners or licensee commercialized the product, frequently subject to royalty and milestone obligations. Pursuant to these types of arrangements, we currently generate revenues through three primary sources: the manufacture and supply of products, development and sales of out-licensed products, and fees related to our formulation and product development work. We plan on continuing to build this business while in the process of establishing and growing our own commercialization capabilities.

We refer to agreements that involve new product formulation for a collaboration partner or licensee using our proprietary technologies as “co-development agreements.” In 2008, we entered into six co-development agreements with various collaboration partners and we continue to negotiate additional co-development agreements. Co-development agreements govern a wide range of arrangements from determining the feasibility of using a particular drug with a particular technology to contract services to formulate and supply a product. We believe we are not substantially dependent on any one of them individually. We have completed work on some of these co-development agreements, and, based on past experience and for a variety of reasons, it is likely that a number of our co-development agreements will not result in a commercialized product. The cash flow generated by our co-development agreements, including cash flows from product sales, provides us with financial resources to fund internally our development and commercialization programs and maintain our research and manufacturing capabilities.

We have successfully applied our proprietary technologies to formulate products in a diverse range of therapeutic areas, including gastrointestinal, cardiovascular, pain, nutrition, and respiratory, which represented 34%, 24%, 15%, 12% and 10% of our 2008 revenues, respectively. Our ability to meet the goals of our collaboration partners coupled with our broad technology platforms and research infrastructure has allowed us to attract many of the leading pharmaceutical and biotechnology companies as collaboration partners and licensees, including Eisai, GSK, Cephalon, Novartis, and sanofi-aventis. Since 2001, four of our partnered drug products, KCl 20mEq, Innopran XL®, Metadate CD®, and Amrix® have received FDA approval. Our collaboration partners and licensees market over 40 different products using our technologies in many of the world’s largest pharmaceutical markets, including:

•	Customized release. Innopran XL®, Amrix®, Unisom® and Ultrase®.

•	Tastemasking / ODT. Children’s Tylenol®, Cibalginadue and Rulide.

•	Bioavailability enhancement. Nimedex.

Our largest collaboration product, in terms of revenue, is pancreatin, a PEP which we developed and manufacture and supply to licensees in both the United States and Europe. For the years ended 2006, 2007 and 2008, revenues attributable to pancreatin accounted for 28%, 23%, 27% of our total revenues, respectively. For the year ended December 31, 2008, approximately 87% of our pancreatin revenues were generated in the United States.

Financial Operations Overview

Revenues

We currently generate our revenues from product sales, product supply, royalties or distribution fees for products our collaborators or distributors sell, and development fees for formulation work. Our direct product sales are currently limited to the SourceCF portfolio of products, which we market using the sales and marketing organization acquired through Source CF business in December 2007. This sales and marketing organization includes the sales force that will facilitate the launch of our lead product candidate, EUR-1008, to the cystic fibrosis market (and selected gastroenterologists and pulmonologists) in the United States and is the foundation of a sales and marketing organization that will penetrate broader therapeutic markets for EUR-1008. We intend to find a third party distributor for EUR-1008 outside of the United States.

We are a global company with revenues generated in Europe, North America, Asia, South America and Africa. The proportion of our revenues derived from all countries which are a material source of revenue for us is shown in the table below, which includes revenue from The Netherlands, our country of domicile:

	Total Revenues
	Years Ended December 31,
	2008(1)	2007(1)	2006(1)

United States	47.9%	40.3%	40.3%
Germany	16.7%	21.0%	18.8%
United Kingdom	10.1%	11.5%	15.6%
Italy	6.2%	4.8%	6.2%
Japan	4.9%	6.9%	6.3%
Netherlands	2.3%	1.2%	0.0%
Switzerland	2.1%	3.7%	3.7%
France	2.1%	2.4%	2.6%
Spain	1.6%	2.1%	1.2%
Canada	1.4%	1.3%	1.3%
Other	4.7%	4.8%	4.0%

	100.0%	100.0%	100.0%

(1)	For absolute amounts on which these percentages are based please refer to the consolidated financial statements included elsewhere in this Annual Report.

Our revenues have increased by approximately 16% for the year ended December 31, 2008 compared to the same period in 2007. However, this growth would have been approximately 22% for the year ended December 31, 2008 compared to the same period in 2007 had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €4.5 million for the year ended December 31, 2008. For the year ended December 31, 2007 our revenues increased approximately 2% as compared to the previous year for the reasons discussed in ‘‘— Results of Operations.”

Product Sales.  Product sales represent revenues from products manufactured in commercial quantities and sold by us to our customers and revenues from the sales of the products included in the SourceCF product portfolio. As our co-development and proprietary product candidates are commercialized, we expect product sales to increase. In particular, we expect product sales to increase as we begin to increase the number of products we commercialize ourselves, such as EUR-1008, if approved.

Royalties.  In certain instances, we receive royalty revenues from our collaborators equal to a percentage of their product sales. Although product sales historically have accounted for most of our revenues, in recent years we have seen an increase in the revenues arising from royalty arrangements we have in place with a number of our collaboration partners including, for example, the Amrix® product for Cephalon and the Ultrase® product for Axcan Scandipharm.

Development Fees.  Development of a new pharmaceutical formulation generally includes the following stages:

•	feasibility and prototype development;

•	formulation optimization and preparation of pilot clinical samples;

•	scale-up, validation and preparation of clinical samples for regulatory and commercial purposes;

•	clinical trials; and

•	preparation of documents and regulatory filings.

We generally apply our proprietary pharmaceutical technologies in one of two ways — either to develop products on behalf of our collaborators or as internal programs. In both situations, we are involved in all stages of the formulation development process and perform largely the same types of work although, in general, we only perform clinical trials for the products we develop internally. Clinical trials for co-developed products are typically performed by our collaboration partners. For internal projects, we fund all of the development costs with a view either to out-license the product once it is fully developed and has obtained the applicable regulatory approvals, or to market it directly.

In our typical co-development contract, we generally receive development fees and milestones from our collaborators. Most of our current co-development agreements provide for us to perform development activities based on an hourly service fee. Our current co-development agreements also typically include provisions for the receipt of milestone payments upon the achievement of certain development and/or regulatory milestones including, by way of example, successful completion of development phases, successful demonstration of bioequivalence, and acceptance and approval by the applicable regulatory agencies. Milestone payments are usually structured as lump sum payments, which are due if and when we reach certain mutually agreed-upon development milestones as set forth in the agreements. For the years ended December 31, 2006, 2007 and 2008, we recognized €2.2 million, €3.6 million and €3.1 million of revenue from milestone payments, respectively. In many cases, achievement of such milestone payments is based on factors that are out of our control, including, among other things, regulatory approval of the product. In addition, in many cases, decisions directly affecting the receipt of these payments are made at the sole discretion of our collaborator.

Due to the structure of our co-development agreements and the inherent difficulty in predicting progress on development plans, our development fees may fluctuate significantly from quarter to quarter. In addition, development fees will fluctuate depending on the number of co-development agreements we enter into in a given year or quarter.

Expenses

Cost of Goods Sold.  We generally manufacture all of the products we sell — the exception being the products included in the SourceCF product portfolio which are sourced from third parties, but accounted for less than 2% of cost of goods sold in 2008. The more significant component of our cost of goods sold is represented by the cost of raw materials, in particular, active ingredients, that we purchase from specialized vendors. Other significant components include utilities, depreciation of our fixed assets, and costs of personnel used for manufacturing purposes, including stock-based compensation expenses. The cost of materials fluctuates in close relationship to the fluctuation of product sales, notably volumes. The majority of the other components of cost of goods sold is generally referred to as indirect costs or overhead and is more stable in nature. Therefore, when product sales increase or decrease rapidly, these indirect costs and overhead do not necessarily move in close relationship with product sales.

Research and Development.  Research and development expenses are primarily incurred at our research and development facilities in developing and testing newly formulated products, for both co-development projects and internal product pipeline development. More specifically, research and development expenses include:

•	salaries and expenses for personnel, including stock-based compensation expenses;

•	costs of manufacturing clinical samples and related materials;

•	performance of preclinical studies and clinical trials for proprietary products;

•	fees paid to professional service providers, notably in conjunction with independent monitoring of our clinical trials and acquiring and evaluating results in conjunction with our clinical trials;

•	fees paid to regulatory agencies relating to products under development;

•	patent filing and maintenance costs;

•	depreciation of our fixed assets used for development purposes; and

•	credits for government grants related to research and development activity.

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

	Years Ended December 31,
	2006	2007	2008
	(In thousands)

Research and development expenses attributable to development fees	€5,590	€5,432	€5,892
Other research and development expenses	10,697	11,678	14,399

Research and development expenses	€16,287	€17,110	€20,291

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

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel of our management, sales, marketing, finance, accounting, legal, information technology and human resource functions, including stock-based compensation expenses. Other costs primarily include depreciation and utilities not included in cost of goods sold or research and development expenses, and professional fees for legal services, consulting services, accounting and market research services and telecommunications.

We have been growing a U.S. based commercial group of sixteen highly-experienced sales and sales support professionals dedicated to providing products and services to the Cystic Fibrosis (CF) community (patients, physicians and care givers). Eurand Pharmaceuticals, Inc. currently markets a portfolio of cystic fibrosis specialty products (the SourceCF product portfolio) through its subsidiary, SourceCF. The SourceCF product portfolio most notably includes a portfolio of vitamins, designed specifically for CF patients, and the eFlow® electronic nebulizer, a device frequently required by CF patients. Our sales professionals promoting the SourceCF product portfolio currently call on the Cystic Fibrosis Treatment Centers, as well as selected gastroenterologists and pulmonologists, throughout the United States. This U.S. commercial organization is planning the launch of EUR-1008 and will serve as the foundation for the commercial group necessary to meet the total needs for commercialization of EUR-1008 and other related gastrointestinal products.

As our product pipeline advances to commercialization, we expect to build and leverage our sales and marketing infrastructure. Consequently, we expect that our selling, general and administrative expenses will increase in the future due to costs associated in our growing specialty sales and marketing organization, including increased payroll and expanded infrastructure. In addition there will be costs related to compliance, publicity, and promotional costs in the months before, during and after the launch of EUR-1008 and our other pipeline products.

Increasing complexity of the Company will require additional costs for management and compliance, including increased payroll and increased consulting, legal, accounting, insurance and investor relations costs.

Equity-Based Compensation.  The table below shows the impact of equity-based compensation expenses on our statement of operations.

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands)

Included in the statement of operations as:
Cost of goods sold	€—	€—	€(5)	€269	€188
Research and development expenses	52	4	(36)	240	225
Selling, general and administrative expenses	1	46	(24)	750	1,477

Stock option expense	€53	€50	€(65)	€1,259	€1,890

Equity based compensation currently consists of stock options granted and shares awarded to employees. Our stock options generally vest over four years and expire ten years from the date of grant, except certain options granted in 2000, which were subject to accelerated vesting. During 2006 we did not grant any options, but recognized a €65 gain from the forfeiture of options previously expensed. During 2008 and 2007, we granted stock options to employees which were expensed at fair value over the related vesting periods. In December 2007, we also awarded 26,100 shares — 50 shares to each employee working for the Company on December 1, 2007. Since there were no future service requirements for employees, the shares were expensed immediately. No shares were awarded in 2006 or 2008.

Foreign Exchange Gains and Losses.  We purchase foreign exchange contracts so as to hedge our exposure to revaluation of monetary assets and liabilities held on our balance sheet. Due to these hedging activities, our foreign exchange gains and losses have not exceeded €330,000 in any single year during the 2004 to 2008 period. We intend to continue the same management policy toward the hedging of our exposure to foreign currency.

Other Operating Expenses  Other operating expenses are operating expenses that are unusual in nature and occur occasionally.

Interest Income and Interest Expense.  Interest income consists primarily of interest income earned on our cash balances. Interest expense consists of interest on outstanding debt and the amortization of financing costs. As of December 31, 2008, our total outstanding debt was €186,000, owed to banks. We expect interest income to decrease as the associated expenses of the launch of EUR-1008 will precede any revenues generated by the increased spending, using up our cash balances.

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

For the two year period ended on December 31, 2007, our Italian subsidiaries had cumulative net losses, deriving primarily from restructuring costs, which created uncertainty over our ability to realize the tax benefits associated with these tax losses in future years. Accordingly, for each of the years ended December 31, 2006 and 2007, we recorded a valuation allowance against all deferred tax assets. For the year ended December 31, 2008 we have recorded deferred tax assets relating to temporary timing differences of our Italian subsidiary to the extent that it is more likely than not that we will receive the related benefit as a reduction of taxes in future years. In addition, we have never accrued tax benefits on losses from our U.S. operations, where we do not have a history of profitability.

The total valuation allowance recognized against our deferred tax assets in our consolidated financial statements as of December 31, 2008 amounted to €14.9 million. These unrecognized deferred tax assets are available to reduce taxable income in the future years.

Our Italian subsidiaries incur income tax expense in loss years as they are subject to IRAP, a regional tax for which interest expense and the major portion of labor costs are not deductible. In the years ended December 31, 2006, 2007 and 2008, we incurred IRAP tax amounting to €885,000, €665,000 and €618,000, respectively.

Critical Accounting Policies

Our operating and financial review and prospects of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various financial conditions and results of operations and, if required, on the exercise of significant judgment and the use of estimates on the part of management in its application. Although we believe that our judgments and estimates are appropriate, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are both important to the presentation of our financial condition and results of operations and they require critical management judgment and estimates about matters that are uncertain:

•	revenue recognition;

•	valuation of pre-launch inventory;

•	research and development expenses;

•	equity-based compensation;

•	income taxes;

•	valuation of goodwill and intangible assets; and

•	derivatives and hedging instruments.

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

•	Product sales are recognized when title transfers, which generally occurs on the date when we ship products to our customers. Our policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. Provisions for any returns and other adjustments related to sales are provided in the same period the related sales are recorded when historical rates of return indicate such a provision is necessary.

•	Royalties are based on reported sales of licensed products, and revenues are recognized based on contract terms when reported sales can be reliably measured and payment is reasonably assured.

•	Research and development agreements with collaboration partners may provide that development work is compensated at a non-refundable hourly rate for a projected number of hours, and revenue is then recognized at the hourly rate for the number of hours worked.

•	Research and development agreements with collaboration partners generally contain milestone payments based on performance; where milestone payments based on performance are substantive and both parties to the agreement are at risk that the milestone will not be achieved from the inception of the agreement the payments are recognized when performance criteria are met.

•	When milestone payments are paid in advance and are not subject to forfeiture, the revenues are deferred and subsequently recognized as income over the related development phase and in accordance with the contract terms.

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

We reviewed the facts and circumstances relating to the €1.8 million of inventory of our lead product candidate EUR-1008 and we concluded that although we have had other pancrelipase products approved by regulators outside the U.S., no PEP has yet been approved by the FDA and it is the first time that EUR-1008 has been presented to a regulator. Accordingly, we have expensed our pre-launch inventory costs related to EUR-1008 for €1.1 million and €636,000 in the years ended December 31, 2008 and 2007, respectively.

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

Research and development expenses consist of research-related direct costs and allocated overhead. Allocated overhead include facilities costs, salaries, other related personnel costs and patent costs. Direct costs include the cost of materials and costs related to clinical trials and pre-clinical studies. Expenses resulting from clinical trials are recorded when incurred based in part on estimates as to the status of the various trials. The two types of expenses are shown on separate lines in the consolidated statement of operations.

Equity-Based Compensation

Effective January 1, 2006, we adopted Financial Accounting Standards Board Statement No. 123R, or SFAS 123R, which requires us to account for the grant date fair value of our employee stock options. SFAS 123R has been adopted prospectively, meaning that options awarded prior to January 1, 2006 will continue to be accounted for using APB 25 as described above. Options awarded on or after January 1, 2006 are being accounted for under the provisions of SFAS 123R. Our determination of the fair value of share-based payment awards on the grant date using an option valuation model requires the input of highly subjective assumptions, including expected price volatility, exercise patterns (which may be influenced by staff resignations among other considerations), post-vesting forfeiture rate and suboptimal exercise factor.

For the calculation of expected volatility, because we are a relatively new public company and therefore do not yet possess comprehensive company-specific historical and implied volatility information. We compared our historical volatility for 2008 to the historical volatility of similar entities whose share prices are publicly available, and based our estimate of volatility on the result. We intend to continue to consistently apply this process using such similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable similar entities, whose share prices are publicly available, would be utilized in the calculation.

The post-vesting forfeiture rate and suboptimal exercise factor are based on the Company’s historical option cancellation and employee exercise information, respectively. The suboptimal exercise factor is the ratio by which the stock price must increase before employees are expected to exercise their stock options. In developing its estimates of post-vesting forfeiture rate and suboptimal exercise factor, due to the limited history, the historical share option exercise experience was considered alongside academic research and the publicly disclosed parameters available for other companies for the estimation of future exercise patterns. The Company will continue to evaluate the appropriateness of these assumptions.

As equity-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2008 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 7% in the year ended December 31, 2008. The effect of pre-vesting forfeitures on the Company’s recorded expense has historically been negligible due to the predominantly monthly vesting of option grants. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

If factors change and we employ different assumptions in the application of SFAS 123R, Share-Based Payment, in future periods, the compensation expense that we record under SFAS 123R may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option valuation models to estimate stock-based compensation under SFAS 123R. Option valuation models were developed for use in estimating the value of traded options, which are listed on organized exchange markets, that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our stock-based payments have characteristics significantly different from those of freely traded, listed options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the lattice model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Employee stock options may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our consolidated financial statements. Alternatively, values may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our consolidated financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models. Although the fair value of employee stock-based awards is determined in accordance with SFAS 123R using an option valuation model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The Board of Directors of the Company approved annual bonus grants of stock options to certain employees on March 4, 2008 for 2007 performance and on November 5, 2008 for 2008 performance in accordance with the Company’s Equity Compensation Plan. Stock options were also granted to certain new employees when they joined the Company. The criteria for measurement of option value, and the consequently the commencement of the amortization of the expense, were met for 1,213,750 options during 2008.

On May 16, 2007, the date of the IPO, the Company granted stock options for 758,000 shares to certain employees at an exercise price equal to the estimated fair market value of the underlying shares of $16.00 per share, which was the IPO price. During the remainder of the year ended December 31, 2007 the Company granted stock options for an additional 199,000 shares.

There were no stock options granted in 2006.

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

We establish a valuation allowance to reduce deferred tax assets to the extent that evidence indicates it is more likely than not that the deferred tax assets will not be realized in future periods. All available positive and negative evidence is considered in evaluating the ability to recover deferred tax assets, including past operating results, the existence of cumulative losses in recent years, tax planning strategies and the forecast of future taxable income. Assumptions used to estimate future taxable income include the amount of future state, federal and international pretax operating income and the reversal of temporary differences. These assumptions are consistent with our plans and estimates used to manage our business; however, such assumptions require significant judgment about the forecasts of future taxable income.

Valuation allowances are maintained until it is judged more likely than not that the deferred tax assets will be realized. The release of valuation allowances is credited to income tax benefit (expense) in the consolidated statement of operations of the period in which the release occurs.

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets constitute a substantial portion of our total assets. As of December 31, 2008, intangible assets represented approximately 26% of our total assets, with goodwill alone representing approximately 20% of our total assets.

Goodwill arising on acquisitions represents the excess of the purchase price over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed. We carry out an annual impairment review of goodwill unless events occur that trigger the need for an earlier impairment review. Goodwill is tested for impairment at the reporting unit level in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which, for us, is one reporting unit. During 2008, 2007 and 2006, we performed the required impairment test of goodwill and determined that there was no impairment. As we operate in a single business unit, management based the fair value of the entity on the market value of its shares. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired.

Other intangible assets include purchased patents, licenses and exclusive supply rights. These assets are carried at cost and amortized on a straight-line basis over the estimated useful lives of seven to fifteen years; however, in no case are the useful lives in excess of their legal or contractual period. We assess the impairment of definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Our analysis includes, but is not limited to, the following key factors and assumptions:

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

Results of Operations

Year ended December 31, 2008 Compared to Year ended December 31, 2007

Revenues.  Our total revenues were € 98.5 million for the year ended December 31, 2008, compared to € 84.8 million for the same period in 2007, an increase of € 13.7 million, or approximately 16%. This growth would, however, have been approximately 22% year on year had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €4.5 million for the year ended December 31, 2008. Furthermore, our revenues for the year ended December 31, 2008 included €3.2 million of revenues relating to the business of SourceCF acquired in December 2007. The two most significant contributors to this revenue growth were Amrix®, a once-daily cyclobenzaprine product, partnered with and launched by Cephalon, Inc in the United States in late 2007 and Ultrase®, a pancreatin formulation partnered with Axcan.

Our product sales were € 79.9 million for the year ended December 31, 2008, an increase of €8.9 million, or approximately 13%, compared to the same period in 2007. The increase in product sales growth would have been €12.4 million, or approximately 18%, if negative currency effects worth approximately €3.6 million were excluded. In addition to product sales attributable to the SourceCF business, the increase was due to sales of the Ultrase® pancreatin formulation and Amrix®.

Our Royalties were €8.1 million for the year ended December 31, 2008, an increase of €3.8 million or 86%. In addition to royalties from the SourceCF business, acquired in December 2007, the increase was due to royalties from the Amrix®.

Our development fees were €10.5 million for the year ended December 31, 2008 compared to €9.4 million for the same period in 2007 — an increase of €1.1 million, or approximately 12%. The increase is negatively affected by foreign exchange effects without which development fees would have increased by approximately €1.6 million, or approximately 17%.

Cost of Goods Sold.  Our Cost of goods sold was €53.8 million for the year ended December 31, 2008 compared to €49.4 million for the same period in 2007, representing an increase of €4.4 million, or approximately 9%. If foreign exchange currency effects of €1.9 million were excluded, the cost of goods would have increased by €6.3 million, or approximately 13%. Our cost of goods included €1.1 million of costs related to the initial lots of our product candidate, EUR-1008, which are not expected to be sold until commercial launch. In accordance with our accounting policy for pre-launch inventory, these costs related to EUR-1008 were expensed because the process for regulatory approval has not progressed far enough to determine with sufficient certainty that the costs will be recovered. The percentage growth rate of cost of goods sold is lower than the percentage growth rate of product sales primarily because products with higher than average margin grew proportionately more than product sales as a whole.

Research and Development Expenses.  Research and development expenses were €20.3 million for the year ended December 31, 2008 compared to €17.1 million for the same period in 2007, representing an increase of €3.2 million, due, primarily to increased clinical costs, partly offset by an increase of approximately €2 million in government grants received. We recognize government grants as a reduction of the operating expense when they are earned and when there is no remaining risk of repayment.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were €30.5 million for the year ended December 31, 2008 compared to €21.5 million for the same period in 2007, representing a increase of €9.0 million, or approximately 42%. This increase was primarily due to:

•	the build out of our marketing and sales organization including personnel and infrastructure from our acquisition of SourceCF, new hires and pre-launch initiatives;

•	costs associated with being a public company, including advisory and costs related to the Sarbanes-Oxley Act; and

•	higher legal costs, primarily related to litigation brought by the company against UCB and the subsequent settlement.

Income from Settlement of Litigation.  Income from Settlement of Litigation of €24.4 million has been recognized as operating income for the year ended December 31, 2008. As announced on August 6, 2008, Eurand and UCB, Inc. agreed to settle litigation concerning a 1999 development, license and supply agreement between the two companies for a sustained-release formulation of methylphenidate hydrochloride (MPH). Under the terms of the settlement, Eurand receives $35 million, as follows:

•	$25 million received when the settlement closed;

•	$5 million, plus interest, at the first anniversary of the closing; and

•	$5 million, plus interest, at the second anniversary of the closing.

The full amount of the settlement, excluding future interest, was recognized in the period. Payments not yet received are carried on the balance sheet.

Net interest.  Net interest income was €436,000 for the year ended December 31, 2008 compared to €1.5 million of expense for the same period in 2007. This change resulted primarily from the repayment of all outstanding notes payable to shareholders and almost all outstanding bank debt on May 30, 2007, using proceeds from our IPO.

Income tax expense.  For the year ended December 31, 2008, we recorded income taxes of €3.6 million on pre-tax income of €17.3 million. In the year ended December 31, 2007, we recorded income taxes of approximately €1.1 million on a pre-tax loss of €5.5 million. Our taxes do not correlate directly with our consolidated profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we have recorded valuation allowances to offset deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis, hence are not deemed to be more likely than not to recover their tax loss carryforwards. In 2007 we recorded a valuation allowance against the benefits of tax loss carryforwards in our U.S. subsidiaries. In 2008, we partially reduced the valuation allowance, recorded primarily against deferred tax assets deriving from loss carryforwards in our U.S. subsidiaries by €4.8 million, to offset taxes on profits created by the settlement of litigation.

Year ended December 31, 2007 Compared to Year ended December 31, 2006

Revenues.  Our revenues were €84.8 million for the year ended December 31, 2007, compared to €82.8 million for the same period in 2006, an increase of €2.0 million, or approximately 2%. However, this growth would have been approximately 7% for the year ended December 31, 2007, compared to the same period in 2006 had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €3.8 million for the year ended December 31, 2007. The increase included revenues of €238,000, or approximately 0.3%, from SourceCF, which was acquired on November 30, 2007.

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

Our development fees were €9.4 million for the year ended December 31, 2007 compared to €9.2 million for the same period in 2006, an increase of €189,000, or approximately 2%. The reported increase includes negative foreign exchange effects without which the increase would have been approximately 10%. This increase is mostly explained by success milestones earned in the period.

Cost of Goods Sold.  Our cost of goods sold was €49.4 million for the year ended December 31, 2007 compared to €47.6 million for the same period in 2006, representing an increase of €1.8 million, or approximately 4%. If foreign exchange effects of €1.7 million were excluded, the cost of goods sold would have increased by approximately €3.5 million, or 7%. Our cost of goods included €636,000 of costs related to the initial lots “pre-launch” of our product candidate, EUR-1008, which are not expected to be sold until commercial launch. In accordance with our accounting policy, these costs related to EUR-1008 were expensed because the process for its regulatory approval has not progressed far enough to determine with sufficient certainty that the costs will be recovered.

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

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were €21.5 million for the year ended December 31, 2007 compared to €14.8 million for the same period in 2006, representing an increase of €6.7 million, or approximately 45%. This increase was primarily due to:

•	the build out of our EUR-1008 marketing and sales organization including new hires and pre-launch initiatives;

•	higher legal costs, primarily related to ongoing litigation between the company and UCB;

•	costs associated with being a public company, including legal advisory and costs related to the Sarbanes-Oxley Act; and

•	the cost of stock options granted in 2007 for which there was no comparable cost in 2006.

Interest Expense.  Net interest expense was €1.5 million for the year ended December 31, 2007 compared to €7.3 million for the same period in 2006, representing a decrease of €5.8 million, or approximately 80%. This decrease resulted primarily from:

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

Income tax Expense.  For the year ended December 31, 2007, we recorded income taxes of €1.1 million on a pre-tax loss of €5.5 million. Our tax expenses do not correlate directly with our consolidated profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we were not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss in the period. In the year ended December 31, 2006, we recorded income taxes of approximately €1.6 million on a pre-tax loss of €3.4 million for the same reasons.

Financial Condition, Liquidity and Capital Resources

Historically, we have financed our business primarily through revenues from product sales, royalties and development fees, and debt financings. As of December 31, 2008, we had €19.1 million in cash and cash equivalents and €3.6 million of marketable securities. Total debt was €186,000, consisting of an overdraft. In addition, we had available €11.0 million of short-term lines of credit from our banks, none of which were utilized.

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

Except for a net income in 2008 of €13.6 million, which includes a gain on settlement of litigation of €24.4 million (see above) which is not expected to recur, we have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2008, we had an accumulated deficit of €38.4 million. Our net income (losses) were approximately €(5.0) million and €(6.7) million and €13.6 million, in 2006, 2007 and 2008, respectively. Prior to 2007, our net losses resulted principally from costs incurred in connection with servicing our outstanding debt. In addition, we have made, and expect to continue to make, investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure. We expect to incur increased expenses for at least the next year as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and establish a specialty sales and marketing organization in the United States to launch our lead proprietary product candidate, EUR-1008, if approved. We expect that associated expenses will precede revenues generated by the increased spending.

Marketable securities represent €3.6 million of US dollar denominated U.S. Treasury securities matured on March 12, 2009.

Net Cash Provided by Operating Activities.  Net cash provided by operating activities during the years ended December 31, 2008 and 2007 was €17.3 million and €1.8 million, respectively. Cash flow from operating activities increased in the year ended December 31, 2008 because of the receipt in September of $25.0 million, approximately €17.4 million at the then-current exchange rate, for the first payment for the settlement of litigation with UCB (see above) partly offset by higher operating expenses and an increase in working capital. Working capital increased primarily because of higher inventory at December 31, 2008 compared to a year earlier.

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

Net Cash Used in Investing Activities.  Net cash used in investing activities was €11.5 million and €8.7 million during the years ended December 31, 2008 and 2007, respectively. Net cash used in investing activities increased in the year ended December 31, 2008 because of higher acquisitions of property plant and equipment and the purchase of marketable securities for €3.7 million in December 2008, which were still held at the end of the year.

Net cash used in investing activities for the year ended December 31, 2007 and 2006 was approximately €8.7 million and €1.4 million, respectively. The increase was primarily due to the acquisition of SourceCF for €4.7 million. The aggregate purchase price for SourceCF was €5.8 million. However, only €4.7 million, including direct costs of acquisition, was paid at the date of acquisition, with an additional € 1.1 million to be paid on November 30, 2009, reduced for any amounts required for any indemnification claims. In addition, an additional payment of €1.0 million was payable subject to achievement of certain revenue targets in the 2008 fiscal year, which were not met.

Capital expenditures on property plant and equipment totaled €7.9 million for the year ended December 31, 2008. Such capital expenditures included the expansion of a Research and Development facility, but were generally related to the renewal of machinery and equipment in our manufacturing and research and development facilities. In future years we intend to expand our facilities in line with the growth of our business.

Net Cash Provided by Financing Activities.  Net cash provided by financing activities for the year ended December 31, 2007 was €453,000, deriving from cash received on the exercise of employee stock options awarded for past service of €1.8 million, offset by the repayment of all outstanding bank debt of €1.4 million. As of December 31, 2008 cash balances were €19.1 million.

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

In addition to the above financing activities we had unused lines of credit of €11.0 million at December 31, 2008, which are repayable on demand and/or expire between 6 and 9 months from December 31, 2008. We expect that our available funds together with our unused credit lines will be sufficient to meet our current anticipated needs for working capital and capital expenditures, for the next twelve months. Our future capital needs will depend on the success of our future products, including but not limited to EUR-1008, and on the extent to which we identify and ultimately consummate potential new acquisitions. Thus, any projections of future cash needs and cash flows are subject to substantial uncertainty and our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of EUR-1008 and any of our other product candidates that progress to clinical trials or marketing authorization;

•	the results of our preclinical studies and clinical trials for our earlier-stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs of establishing our specialty sales, marketing and distribution capabilities, for EUR-1008 and other products in development;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending other intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

•	the failure to obtain regulatory approval or achieve commercial success of our lead product candidate, EUR-1008;

•	the success in establishing new co-development contracts with collaborators; and

•	the success of our collaboration partners in selling products utilizing our technologies.

Off-Balance Sheet Arrangements

As of December 31, 2008, we did not have any off-balance sheet arrangements.

Contractual Commitments

The following table summarizes our financial commitments as of December 31, 2008:

	Cash Payments Due by Period(1)
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Operating lease obligations	€1,656	€556	€839	€261	—
Construction and other capital commitments	842	842	—	—	—

Total contractual obligations	€2, 498	€1,398	€839	€261	—

(1)	The table above does not include certain commitments to Kyowa Hakko that are contingent on events for which the timing is uncertain. In December 2002, we entered into an agreement with Kyowa Hakko under which we have a worldwide license to practice under patents related to the AdvaTab® technology. The license is exclusive subject to Kyowa Hakko’s reservation of certain rights, including, but not limited to, rights to maintain certain licensing arrangements with companies registered in Japan for development and sale of certain products; the use of the technology in products marketed by or under the name of Kyowa Hakko or certain of its affiliates; Kyowa Hakko’s and its affiliates’ rights to have their licensees and sublicensees use the technology for products proprietary to Kyowa Hakko; and the right of Kyowa Hakko’s and its affiliates’ sublicensees to use the technology on in-licensed products for development of Kyowa Hakko’s proprietary products. The license agreement provides for aggregate payments in an amount up to $1,250,000, which includes payments upon signing the license agreement and amounts which have been paid or will be payable upon the occurrence of certain events. In addition, we must make certain other payments as well as pay a calculated royalty.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth, as of December 31, 2008, information for each of our directors and senior managers.

Name	Age	Positions	Expiration of Term of Office

Directors
Gearóid M. Faherty	49	Chairman & Chief Executive Officer, Executive Director	2011 Annual General Meeting of Shareholders
Rolf A. Classon(1)(2)	63	Non-Executive Director	2010 Annual General Meeting of Shareholders
William J. Jenkins, M.D.(1)(3)	61	Non-Executive Director	2011 Annual General Meeting of Shareholders
Nicholas J. Lowcock(2)(3)	45	Non-Executive Director	2011 Annual General Meeting of Shareholders
Angelo C. Malahias(1)(2)	47	Non-Executive Director	2010 Annual General Meeting of Shareholders
Executive Officers
Mario P. Crovetto	55	Chief Financial Officer
John J. Fraher	43	Chief Commercial Officer
Manya S. Deehr	43	Chief Legal Officer, Corporate Secretary
Key Employees
Michael Walters	48	Executive Vice President of Sales and Marketing, Eurand Pharmaceuticals, Inc.
Ruth Thieroff-Ekerdt, M.D.	51	Chief Medical Officer, Eurand Pharmaceuticals, Inc.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Certain biographical information about each of these individuals is set forth below.

Directors

Gearóid M. Faherty has been an executive director and our Chairman and Chief Executive Officer since April 1999. He directed the Eurand business while it was owned by American Home Products Corporation, now Wyeth, since 1994. Previously, Mr. Faherty was the General Manager of the American Home Products Corporation subsidiary, Fort Dodge Animal Health, and has held positions at subsidiaries of Sterling Drug and Pfizer. Mr. Faherty completed his Bachelor of Science degree at University College Galway, Ireland, and has a Masters degree in chemical engineering and biotechnology from the National University of Ireland.

Rolf A. Classon has been a non-executive director since August 2007 and serves on our Audit and Compensation Committees. Mr. Classon served as Interim President and Chief Executive Officer of Hillenbrand

Industries, a US publicly traded holding company with healthcare operations, from May 2005 until March 2006, when he was appointed non-executive chairman of the board of directors. From November 2002 until his retirement in July 2004, he was Chairman of the Executive Committee of Bayer HealthCare. Previously, he had been President of Bayer’s Diagnostics Division from 1995, having joined the division in 1991 as Executive Vice President, Worldwide Sales and Service. Prior to joining Bayer, Mr. Classon had a long career at Pharmacia, most recently acting as President and Chief Operating officer of Pharmacia Biosystems AB from 1990 to 1991. Previously, he had been President of Pharmacia Development Company, Inc. Prior to relocating to the USA in 1984, he had served as President of the Hospital Products Division of Pharmacia AB. He began his career as Director, Organization Development of Pharmacia in 1969, assuming increasing responsibility before moving into the area of management consulting from 1974 to 1978. He currently serves as a member of the Board of Directors of

PharmaNet Development Group, Inc., Millipore Corporation, Enzon Pharmaceuticals, Inc., and is Chairman of the Board of Auxilium Pharmaceuticals.

William J. Jenkins,M.D.  has been a non-executive director since July 2000. He serves on our Audit and Nominating and Corporate Governance Committees. Until March 1999, Dr. Jenkins was the Head of Clinical Development and Regulatory Affairs Worldwide and a member of the Executive Committee at Novartis Pharma AG in Switzerland. Dr. Jenkins is a consultant to the pharmaceutical industry and to private equity and venture capital firms and a non-executive director of BTG plc and Monogram Biosciences, Inc. and a member of the Scientific Advisory Boards of BBBiotech Ventures II, Evotec, AG (where he serves as chairman) and Nicholas Piramal India Ltd.. Dr. Jenkins holds a B.A., M.D., and other advanced degrees from Cambridge University in England, as well as advanced degrees from the Royal College of Physicians, United Kingdom and from London University.

Nicholas J. Lowcock has been a non-executive director since March 1999 and serves as Chairman of our Compensation Committee and Nominating and Corporate Governance Committee. Mr. Lowcock, currently senior advisor to Warburg Pincus International LLC, was a managing director at Warburg Pincus from January 2000 until December 2007, where he was responsible for the firm’s European healthcare investment activities. Prior to joining Warburg Pincus, Mr. Lowcock was a consultant at the Boston Consulting Group. Mr. Lowcock received a B.A. from Oxford University and an M.B.A. from The Wharton School at the University of Pennsylvania.

Angelo C. Malahias has been a non-executive director since August 2007 and serves on the Compensation Committee and as Chairman of the Audit Committee. Mr. Malahias served as President of Andrx Corporation from February 2004 until November 2006 when Andrx Corporation was acquired by Watson Pharmaceuticals, Inc. Prior to his appointment as President, he also served as Chief Financial Officer of Andrx Corporation from January 1996 and was part of the executive team that took Andrx public in June 1996. In 2005, Mr. Malahias re-assumed the role of CFO ad interim in addition to his responsibilities as President through the close of the acquisition process with Watson. Previously, Mr. Malahias served as Vice President and CFO of Circa Pharmaceuticals, Inc. from January 1995 to January 1996 and Corporate Controller from July 1994 to January 1995. Mr. Malahias graduated from NYU-Stern with a BS in Accounting & Economics in 1983 and received his New York State CPA designation in 1985.

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

Manya S. Deehr joined us as our Chief Legal Officer and Corporate Secretary in February 2007. From October 2000 to January 2007, Ms. Deehr was a partner in the business and finance practice of Morgan Lewis & Bockius LLP, where she worked exclusively with life sciences companies. Prior to joining Morgan Lewis, she was, among other things, Vice President, General Counsel and Corporate Secretary for an early-stage drug discovery company and a law clerk for the Honorable Giles S. Rich on the U.S. Court of Appeals for the Federal Circuit. She is admitted to practice in Pennsylvania, California, Colorado and the U.S. Patent and Trademark Office and before the

U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit. Ms. Deehr also serves as a director on the board of Pennsylvania Biotechnology Association, a non-profit industry organization; and as a director and member of the audit committee of Velcera Pharmaceuticals, Inc., a veterinary health company. Ms. Deehr has a law degree from the University of Wisconsin Law School and a bachelor degree in biochemical sciences from Harvard University.

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

Key Employees

Ruth Thieroff-Ekerdt, M.D. joined our U.S. subsidiary, Eurand Pharmaceuticals, Inc. as Chief Medical Officer in December 2008. Ruth is responsible for portfolio development, clinical research and development, medical and regulatory affairs, and drug safety and surveillance activities. Prior to joining Eurand, Ruth held the position of Vice President Clinical and Medical Affairs, at Bayer Consumer Care. Ruth held various positions with Berlex Inc., including Vice President Medical Development Management and Operations, Vice President Clinical Development, and Director of Clinical Development, Dermatology. Ruth graduated from the Medical School at the University of Erlangen, Bavaria and Free University of Berlin. She holds an MD and specialized in Pharmacology/Toxicology.

Michael J. Walters joined our U.S. subsidiary, Eurand Pharmaceuticals, Inc., as Executive Vice President of Sales and Marketing in December 2007 and is responsible for the anticipated U.S. commercial launch of the Company’s pancreatic enzyme product, EUR-1008. Prior to joining Eurand, he was President and CEO of SourceCF, a company he co-founded in July 2001 which focused on serving the needs of Cystic Fibrosis (CF) patients, physicians and care givers, which was acquired by Eurand in December 2007. Additionally, Mike was involved in the management of the launch of TOBI® for PathoGenesis. He has served in various managerial positions of progressively increasing responsibility at Ortho-McNeil Pharmaceuticals (Johnson & Johnson), including Director of Management Development and Director of Training and Regional Sales Manager. Mike holds a Bachelor of Science degree in Molecular Biology and Chemistry from Vanderbilt University.

Compensation of Directors

This remuneration report is based on the Compensation Policy of Eurand N.V. For the year ended December 31, 2008, the non-executive members and former non-executive members of our Board received gross fees, including attendance fees, in the aggregate amount of €160,250 (based on the convenience rate of 1.3919 U.S. dollars per euro) as set forth in the table below.

Non-Executive Directors of our Board	Directors’ Fees

Rolf A. Classon	€43,500
William J. Jenkins	€39,750
Nicholas J. Lowcock	€23,500
Angelo C. Malahias	€53,500
Total	€160,250

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

During the year ended December 31, 2008, we paid Mr. Faherty, the sole executive member of our Board and our Chief Executive Officer, an aggregate amount of €776,737. Our executive officers are also eligible to receive awards under our equity compensation plan described below under “— Equity Compensation Plan.”

Within such amount, the remuneration of our current sole executive member of our Board and President and CEO in 2008 was:

Sole Executive Director of Our Board and CEO	Salary(1)	Bonus(2)	Non-cash Benefits(3)	Total

Gearóid M. Faherty	€551,200	€220,480	€5,057	€776,737

(1)	The non-executive members of our Board, upon the recommendation of our Compensation Committee, approved an annual base salary for 2008 for our CEO of €551,200

(2)	The bonus payable to the sole executive member of our Board and CEO in relation to the 2008 financial year was approved by the Compensation Committee, and approved by the non-executive members of our Board in respect of the 2008 financial year, based on fulfillment of a number of pre-defined objectives for 2008.

(3)	Includes use of a company car and additional medical coverage.

Stock Options

The following table discloses, as of December 31, 2008, stock options held by the members of our Board:

	Number	Exercise	2008	Number	Expiration
Name	Granted	Price	Exercises	Outstanding	Date

Gearóid M. Faherty	240,000	€6.67	—	240,000	2/28/2012
	120,000	€5.00	—	120,000	6/23/2013
	120,000	€5.00	—	120,000	10/26/2015
	120,000	$16.00	—	120,000	5/16/2017
	90,000(1)	$15.05	—	90,000	03/04/2018
	90,000(1)	$9.15	—	90,000	11/05/2018
Rolf A. Classon	10,000	$12.88	—	10,000	8/29/2017
William J. Jenkins	15,000	€6.67	—	15,000	7/5/2010
	10,000	$16.00	—	10,000	5/16/2017
Angelo C. Malahias	15,000	$12.88	—	15,000	8/29/2017

(1)	Options were granted pursuant to the Eurand N.V. Equity Compensation Plan in 2008.

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

At December 31, 2008 we had five members on our board of directors. The board of directors may change the number of directors by a vote of a majority of the entire board, but such number will in no event be less than three. Each director shall be elected to serve until the fourth succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal.

Our board of directors has determined that Rolf A. Classon, Angelo C. Malahias and William J. Jenkins are independent directors within the meaning of the applicable NASDAQ listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company (except for Director’s fees) and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

During the fiscal year ended December 31, 2008, the board of directors held five meetings. To promote open discussion among the independent directors, those directors met one time in 2008 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in 2009. Nicholas J. Lowcock has served as the presiding director for purposes of this meeting. Shareholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Nicholas J. Lowcock, may do so by writing to Eurand N.V., Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

Corporate Governance

As we are a Netherlands public limited liability company (naamloze vennootschap) whose ordinary shares are listed on the NASDAQ Global Market [EURX], we are required to comply with the Sarbanes-Oxley Act and certain corporate governance requirements and best practices set out by the NASDAQ Stock Market, the U.S. Securities and Exchange Commission and the Netherlands Corporate Governance Code (the “Code”).

At Eurand, we are committed to upholding the highest standards in corporate governance and ethics practices. We believe our numerous internal policies and procedures provide structure for the operation of the Company that is consistent with the best interests of our stockholders and customers as well as the requirements of the law and modern standards of corporate governance. We endeavour to ensure that our policies and procedures comply with both U.S. and Netherlands corporate governance requirements to the extent possible and desirable. In this report, we discuss our corporate governance structure.

The Code contains principles and best practices for Netherlands companies with listed shares. The Code requires companies to either comply with the best practice provisions of the Code or to explain why they deviate from these best practice provisions. Our corporate governance policies with respect to the implementation of the Code will be discussed with our shareholders at the 2008 Annual General Meeting of Shareholders (to be held in June 2009), including those best practice provisions we did not comply with, if any.

In the future, we will discuss any material changes in our corporate governance structure in the Annual General Meeting of Shareholders. Corporate governance related documents are available on our website, www.eurand.com, including the applicable Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee

Charter, Nominating and Corporate Governance Committee Charter, Whistleblowing Policy, Compensation Policy, Code of Business Conduct and Ethics and Insider Trading Policy.

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

We will provide a paper copy of any of these documents upon the written request of a shareholder. Shareholders may direct their requests to the attention of General Counsel, Eurand N.V., Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands. These documents are also available on our website at www.eurand.com under the heading “Investor Information/Corporate Governance”.

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

as well as preparing an Audit Committee Report, as required by the SEC, to be included in the Company’s annual proxy statement.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company’s independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

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

One-tier Board

Eurand has elected a one-tier board of directors (the “Board”) consisting of one Chief Executive Officer and four non-executive directors, without an independent supervisory board. As per Best Practice Provision III.8 of the Code, the composition and functioning of a management board comprising executives and non-executives directors shall be such that proper and independent supervision by non-executive directors is assured. Gearoid Faherty is both the Chief Executive Officer, as well as the Chairman of the Board, while Best Practice Provision III.8.1. of the Code provides that the Chairman of the Board shall not be an executive director. Our Board is of the opinion that due to the fact that Mr. Faherty has directed the Eurand business since 1994, he is the best possible person to safeguard the interest of all of the Company’s stockholders and therefore should continue to assume the position of chairman.

In order to assure independent supervision of the executives, the non-executive directors meet independently of Mr. Faherty (on at least a bi-annual basis) and such meeting is chaired by Mr. Lowcock.

Independence

Our Board of Directors currently consists of five directors, four of whom are non-executive directors. Of the four non-executive directors, three are independent within the meaning of the Code and one, Nicholas J. Lowcock, is not (Best Practice Provision III.2.2. of the Code). Mr. Lowcock is a senior advisor to Warburg Pincus and a valuable contributor to the Board. As a result of its shareholdings, Warburg Pincus and Eurand are parties to an Investor Rights Agreement which provides Warburg Pincus the opportunity to a certain level of participation at the Board level depending upon its share ownership.

Conflicts of interests

As per Best Practice Provision II.3.2 of the Code each director shall immediately report any potential conflict of interest concerning a Director to the Chairman. The Director with such conflict of interest shall provide the

Chairman of the Board with all information relevant to the conflict. Decisions to enter into transactions in which there are conflicts of interest with board members require the approval of the Audit Committee. It follows from the Best Practice Provision II.3.4. that in the event of a conflicts of interest, approval is required by the non-executive directors. However, the Audit Committee charter provides that the approval of the Audit Committee is required. Since not all non-executive directors are member of the Audit Committee, the approval by the Audit Committee is a deviation of the Code. The Board is of the opinion that since all independent non-executive directors are a member of the Audit Committee, this committee is the most appropriate forum to decide upon conflicts of interest within the meaning of the Code.

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

As part of the remuneration the following non-executive directors have received share options: Angelo C. Malahias, William J. Jenkins, and Rolf A. Classon. This is a deviation from Best Practice Provision III.7.1. of the Code which provides that a non-executive director shall not be granted any shares and/or rights to shares by way of remuneration. It is customary for international businesses to grant non-executive directors shares or options by way of remuneration. This is necessary to attract non-executive directors with the required level of expertise in the pharmaceutical industry and with excellent international reputations. Therefore the Board of Directors deems it necessary to offer to certain (potential) non-executive directors options as part of their remuneration.

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

Retirement of Board members

No director may stand for election to the Board after his or her 75th birthday. The Board may, however, make exception to this standard, based on the recommendation of the Nominating and Corporate Governance Committee, as it deems appropriate in the interests of Eurand’s stockholders. There has not been made a retirement schedule to avoid a situation where several non-executive directors retire at the same time, leaving Eurand devoid of non-executive directors. This is a deviation of Best Practice Provision III.3.6. Given the relative ages of the current non-executive directors, Eurand has not yet implemented a retirement schedule.

Reporting of trading in Netherlands listed companies

The members of our Board are aware of the limitations under the Netherlands and U.S. law that apply to trading in listed securities when one is in the possession of material non-public information. As per our Insider Trading Policy, prior to directly or indirectly trading any security of Eurand, every officer and key employee is required to contact the Chief Legal Officer and make an initial determination whether Eurand and/ or such officer or key employee is in possession of material, non-public information relating to such security. If after consulting with the Chief Legal Officer it is determined that Eurand and/ or such officer or key employee is in possession of material, non-public information, trading may not occur in such security. During the year there has been no trading in securities with the possession of material, non-public information by Eurand or any officer or key employee of Eurand.

Code of Business Conduct and Whistleblowing Policy

Our Code of Business Conduct and Whistleblowing Policy applies to all directors, officers and employees of Eurand. It is designed to promote honest and ethical conduct for the business of Eurand with the highest standards of business ethics consistent with applicable laws and regulations. Our Whistleblowing Policy provides to govern the receipt, retention, and treatment of complaints regarding Eurand’s accounting, internal accounting controls, or auditing matters, and to protect the confidential, anonymous reporting of employees’ concerns regarding questionable accounting and auditing matters. In addition, in 2008 our Whistleblowing Policy was amended to allow for reporting of alleged violations of applicable U.S. law and regulations relating to marketing and promotional practices of pharmaceutical products.

Employment Agreements

Employment Agreement with Gearóid M. Faherty

On March 18, 1999, we entered into an employment agreement with Gearóid Faherty, our Chief Executive Officer. Under the terms of the agreement, Mr. Faherty is entitled to an annual salary (as adjusted at the discretion of the Board), an annual discretionary bonus and certain perquisites, including use of a company car. The agreement automatically renews for an unlimited number of successive one-year periods unless it is terminated by either party upon 90 days’ prior written notice. The agreement will terminate automatically upon Mr. Faherty’s death or a disability that continues for more than 120 days. Mr. Faherty may terminate the agreement for good reason following a Substantial Breach (as defined in his employment agreement) that is not cured within 30 days of our receipt of notice of such breach from Mr. Faherty. In such event, Mr. Faherty would be entitled to continue to receive his base salary and health benefits under our health plans for an additional year following such termination. We may terminate Mr. Faherty’s agreement with or without cause (as defined in his employment agreement). If we terminate the agreement for cause, Mr. Faherty will receive no severance pay. If we terminate his agreement without cause, Mr. Faherty will be entitled to the same compensation as if he resigned for good reason following an uncured Substantial Breach. Notwithstanding his employment agreement, Mr. Faherty may resign at any time. Mr. Faherty may not compete with us or solicit our employees during the term of his employment agreement and for one additional year after his termination of employment.

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

Employees

As of December 31, 2008, we had 563 employees, 108 of whom were involved in corporate management, commercial activities and administration, 115 of whom were involved in research and development activities and 340 of whom were involved in manufacturing operations. Of these 563 employees, 184 were employed in the United States, and 379 were employed in Europe. Thirty-seven were temporary employees. As of December 31, 2008, over 40 of our research and development employees held Ph.D., masters or medical degrees.

As of December 31, 2007, we had 527 employees, 97 of whom were involved in corporate management, commercial activities and administration, 112 of whom were involved in research and development activities and 318 of whom were involved in manufacturing operations.

As of December 31, 2006, we had 486 employees, 69 of whom were involved in corporate management and administration, 109 of whom were involved in research and developmentactivities and 308 of whom were involved in manufacturing operations.

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

Equity Compensation Plan

The Eurand N.V. Equity Compensation Plan, as amended, restated and adopted on May 30, 2008, is an amendment and restatement of the Eurand N.V. Equity Compensation Plan, adopted on August 29, 2007 and amended on December 12, 2007, which in turn is an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan. The plan provides for the grant of options, restricted stock and other stock-based awards to our employees and directors and expires on August 29, 2017. The maximum aggregate number of shares that may be issued or transferred under the plan may not exceed 9,735,224, which maximum may be adjusted upon certain changes in capital structure and with due authorization by the general meeting of our shareholders. Following the 2007 effective date of the plan, no individual may receive awards under the plan with respect to more than 500,000 shares in any one year.

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

The Compensation Committee will also set the vesting schedule and term of each option, provided no term may exceed ten years. Furthermore, the Compensation Committee may, in its sole discretion, accelerate the vesting and exercisability of any option. The vesting of an option may occur only while the option holder is employed or rendering services to us or one of our subsidiaries and all vesting will cease upon an option holder’s termination of employment or services for any reason. If an option is exercisable in installments, such installments or portions thereof which become exercisable, will remain exercisable until the option expires either on the expiration date or earlier following a termination of employment as set forth in the option agreement.

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

Awards granted under the plan will be subject to equitable adjustment or substitution, as determined by the Compensation Committee in its sole discretion, as to the number and/or kind of shares or other securities issued or reserved for issuance (including the maximum number and/or kind of shares or other securities with respect to which one person may be granted awards in any given year) pursuant to the plan or any outstanding award, and/or the exercise price or base amount of any option or stock appreciation right upon the occurrence of certain changes in our capital structure, any change in applicable laws or circumstances that results in or would result in any substantial dilution or enlargement of the rights granted to or available for award holders, or any other event that otherwise warrants equitable adjustment because it interferes with the intended operation of the plan.

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

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2009 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of outstanding ordinary shares;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 20, 2009 are considered as beneficially owned by the person holding such options, warrants or rights but they are not treated as outstanding for the purpose of computing the percentage ownership of any person other than of the holder. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 45,753,497 ordinary shares outstanding as of March 20, 2009. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Principal Shareholders
Warburg, Pincus Equity Partners, L.P.(1)	16,991,227	37.1%
Warburg, Pincus Ventures International, L.P.(1)	16,991,225	37.1%
Executive Officers and Directors
Directors
Rolf A. Classon(2)	4,166	*
Gearóid M. Faherty[3]	2,487,958	5.3%
William J. Jenkins, M.D.(4)	20,833	*
Nicholas J. Lowcock(5)	33,997,452	74.3%
Angelo C. Malahias(6)	6,250	*
Executive Officers
Mario P. Crovetto(7)	285,716	* %
Manya S. Deehr(8)	71,282	*
John J. Fraher(9)	459,813	1.0%

All Directors and Executive Officers as a group (8 persons)	37,333,471	79.6%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

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

Warburg Pincus. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. Warburg Pincus, in the aggregate, beneficially own approximately 74.3% of our outstanding ordinary shares. These shareholders could effectively control all matters requiring our shareholders’ approval, including the election of directors.

(2)	Includes options which are fully vested to purchase 4,166 ordinary shares under our equity compensation plan.

(3)	Includes options which are fully vested to purchase 580,000 ordinary shares under our equity compensation plan.

(4)	Includes options which are fully vested to purchase 20,833 ordinary shares under our equity compensation plan.

(5)	Includes 15,000 shares beneficially owned by Mr. Lowcock, one of our directors and a senior advisor to Warburg Pincus International LLC. All other shares indicated as owned by Mr. Lowcock are included because of his affiliation with the Warburg Pincus entities. Mr. Lowcock disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(6)	Includes options which are fully vested to purchase 6,250 ordinary shares under our equity compensation plan.

(7)	Includes options which are fully vested to purchase 235,666 ordinary shares under our equity compensation plan.

(8)	Includes options which are fully vested to purchase 70,832 ordinary shares under our equity compensation plan.

(9)	Includes options which are fully vested to purchase 235,666 ordinary shares under our equity compensation plan.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NASDAQ Global Market in May 2007. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders. As of March 20, 2009, we had approximately 509 shareholders of record. Approximately 141 of the shareholders of record were located in the United States and held in the aggregate 43,825,139 ordinary shares representing approximately 96% of our outstanding ordinary shares. However, the 141 United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 9,829,372 ordinary shares. Accordingly, we believe that the shares held by CEDEFAST include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

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

Loans

Loans from Shareholders

We used a portion of the net proceeds of our initial public offering to repay the €31.0 million of unsecured notes outstanding that carried cumulative interest at a fixed rate of 8% per annum, on May 29, 2007, pursuant to which approximately €30.8 million and €237,000 were payable to affiliates of Warburg Pincus LLC and Gearóid Faherty, respectively, shareholders of ours.

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

Indemnification Agreements

We have entered into indemnification agreements with our officers, directors and certain key employees.

ITEM 8.	FINANCIAL INFORMATION

See “Item 18. Financial Statements” below.

Significant Changes.  No significant change has occurred since the date of the annual consolidated financial statements included in this Annual Report on Form 20-F.

Legal Proceedings.  Between 1996 and 1999, we entered into a series of agreements with Medeva PLC, subsequently known as Celltech Group Ltd. and now known as UCB, Inc., and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. Pursuant to those agreements, we developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. We also agreed to allow Medeva Pharmaceuticals, Inc., now known as UCB Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB’s agreement to pay us royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product from us and paying royalties. Details of the course of this litigation have been described in more detail in our previous Annual Report on Form 20-F, as well as our quarterly releases. In August 2008, we announced that we had reached a settlement with UCB for $35 million. Under the terms of the settlement, Eurand receives $35 million, as follows:

• $25 million received when the settlement closed;

• $5 million, plus interest, at the first anniversary of the closing; and

• $5 million, plus interest, at the second anniversary of the closing.

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

	High	Low

2007
Year Ended December 31, 2007	$17.40	$9.65
Second Quarter (May 16, 2007 through June 30, 2007)	17.40	14.68
Third Quarter	16.52	9.65
Fourth Quarter	17.17	11.38
2008
Year Ended December 31, 2008	$19.60	$6.17
First Quarter	16.00	12.07
Second Quarter	17.91	12.85
Third Quarter	19.60	13.76
Fourth Quarter	18.30	6.17
2009
First Quarter (through March 20, 2009)	$13.27	$8.76
September 2008	18.93	16.22
October 2008	18.30	8.80
November 2008	10.67	6.45
December 2008	10.05	6.17
January 2009	13.27	8.83
February 2009	12.70	9.21
March 2009 (through March 20, 2009)	12.69	8.76

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

The following description of all of the material terms of our share capital is qualified in all respects by reference to our articles of association, which have been filed with the Register of the Chamber of Commerce and Industry in Amsterdam, The Netherlands and as an exhibit to the this Annual Report on Form 20-F. Currently, our authorized share capital consists of 130,000,000 Ordinary Shares, par value €0.01. As of March 20, 2009, there were 45,753,497 Ordinary Shares outstanding, which are held of record by approximately 509 shareholders.

See “Risk Factors — Risks Related to Our Ordinary Shares — Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 74.2% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders” for more information on the effects of this concentration of ownership.

Ordinary Shares

Pursuant to our articles of association, our ordinary shares may be held only in registered form. All of our ordinary shares are registered in a register kept by us and on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgement by the Company. As of March 20, 2009, we had 45,753,497 ordinary shares outstanding, out of 130,000,000 ordinary shares authorized to be issued. Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders.

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

Memorandum and Articles of Association

For a description of our Articles of Association, please see “Item 10 — Additional Information — Articles of Association” in our Annual Report on Form 20-F filed on March 31, 2008 for the fiscal year ended December 31, 2007.

Material Contracts

The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Annual Report:

Chiesi Agreement

For a description of the Chiesi Agreement, please see “Item 4 — Information on the Company — Business Overview — Chiesi Agreement” set forth above.

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

Material Netherlands Tax Consequences for Holders of Ordinary Shares

Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders and, in the case of individuals, his/her partners partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in the Company as specified in The Netherlands Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder, alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, (i) holds an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit-sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in the Company that qualifies as a “participation” for the purposes of the Netherlands Corporate Income Tax Act 1969.

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

A recipient of a dividend that is a company, a qualifying tax-exempt pension trust or a qualifying tax-exempt organization that satisfies the conditions of the Convention between The Netherlands and the United States for the avoidance of double taxation of December 18, 1992, as amended by the protocol that was entered into force on

December 28, 2004, or the Convention, may be entitled to a reduced rate of dividend withholding tax. These conditions include but are not limited to being a resident of the United States for the purposes of the Convention, being the beneficial owner of such dividend and being qualified under Article 26 of the Convention (the so-called limitation on benefits article).

To claim any reduced rate under the above Convention (reduction and refund procedure), the recipient must file file a request with the Netherlands tax authorities. Eligible U.S. holders (other than an exempt pension trust or an exempt organization) of ordinary shares may generally claim the benefits of a reduced withholding rate at source, provided that a completed and signed Form IB 92 USA is properly filed with us, in duplicate and in timely fashion. Qualifying tax-exempt pension trusts must file form IB 96 USA for the application for relief at source from or refund of dividend tax. Qualifying tax-exempt organizations are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing form 1B 95 USA. Copies of the these and other forms may be downloaded from the website www.belastingdienst.nl.

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

Netherlands Resident Entities.  Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20% applies with respect to taxable profits up to €275,000 for 2008).

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

Nonresidents of The Netherlands.  A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the shares or any gain realized on the disposal or deemed disposal of the shares, provided that:

•	such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands;

•	such holder does not have an interest in an enterprise or a deemed enterprise that, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

•	in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that go beyond ordinary active asset management (normaal vermogensbeheer) and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands (resultaat uit overige werkzaamheden); and

•	such holder does not carry out and has not carried out employment activities in the Netherlands with which the holding of or income derived from the ordinary shares is connected.

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

Material U.S. Federal Income Tax Consequences

The following summary is based on the U.S. Internal Revenue Code of 1986, or IRC, as amended, the Convention, existing Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). This summary applies only if you hold your ordinary shares as capital assets within the meaning of Section 1221 of the IRC. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, certain types of investors, such as:

•	persons subject to the imposition of the U.S. federal alternative minimum tax;

•	partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes;

•	insurance companies;

•	tax-exempt persons;

•	financial institutions;

•	regulated investment companies;

•	dealers in securities;

•	persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons owning (directly, indirectly or constructively) 10% or more of our voting shares;

•	persons who are not U.S. holders (as defined below); and

•	persons who acquired common shares pursuant to the exercise of an employee stock option or otherwise as compensation;

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

This discussion applies to you only if you are a beneficial owner of ordinary shares and are, for U.S. federal income tax purposes, a U.S. holder, defined as: (1) an individual citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation) organized under the laws of the United States or any state of the

United States (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

The amount of any distribution paid in euros will be the U.S. dollar value of the euros on the date of your receipt of the dividend, determined at the spot rate in effect on such date, regardless of whether you convert the payments into U.S. dollars. Gain or loss, if any, recognized by you on the subsequent conversion to U.S. dollars will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company

A non-U.S. corporation will generally be considered a “passive foreign investment company”, or PFIC, for United States federal income tax purposes if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. The Company believes that it will not be considered a PFIC for United States federal income tax purposes for the current year and the Company does not expect to become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which you held an ordinary share, certain adverse consequences could apply.

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

Exchange Rate Risk

Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer, and our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize, as a separate component of shareholders’ equity, the cumulative effect of foreign currency translations, which to date is principally due to translation of the results of our U.S. operations from dollars to euros.

A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax earnings by approximately €3.1 million and €868,000 for the years ended December 31, 2008 and 2007, respectively. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately €3.8 million and €710,000 for the years ended 2008 and 2007, respectively.

Since 2000, we have continued to consistently implement currency hedging strategies to minimize foreign exchange gain and losses in our statement of operations due to exchange rate fluctuation exposure. As a result of this strategy, our net foreign exchange losses or gains have not exceeded €330,000 in any single year during the 2004 to 2008 period.

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

Our registration statement on Form F-1 (Reg.  No. 333-142481) relating to our initial public offering of 7,000,000 ordinary shares was declared effective by the SEC on May 16, 2007 and the offering commenced on that date. We have previously reported the modifications to the use of proceeds in our 2007 Annual Report on Form 20-F.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 was carried out by us under the supervision and with the participation of our management, including the chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management’s Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management’s best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company’s financial position and results of operations.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its evaluation, our management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective. Our independent registered public accountants, Ernst & Young Accountants LLP, audited the consolidated financial statements included in this Annual Report on Form 20-F and have issued audit reports on our internal control over financial reporting. The reports on the audit of internal control over financial reporting appear under Item 18 on pages F-2 and F-3 of this annual report.

Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Angelo C. Malahias is an Audit Committee financial expert as defined by the SEC and meets the applicable independence requirements of the SEC and the NASDAQ Stock Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.eurand.com. We will also provide a paper copy free of charge upon written request by our shareholders. Shareholders may direct their requests to the attention of Manya Deehr, Chief Legal Officer, Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2008.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young serves as the Company’s primary independent auditors. The following table set forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2008 and 2007 (in thousands):

	2007	2008

Audit fees	€1,398	€769
Audit-Related fees	75	17
Tax fees	83	119
Other fees	—	—

Total	1,556	905

Audit fees

Audit fees paid to Ernst & Young in 2008 relate to the audits of the consolidated financial statements, the audit of internal control over financial reporting and reviews of the interim financial statements included in the Company’s quarterly reports furnished under Form 6-K.

Audit fees paid to Ernst & Young in 2007 were compensation for professional services rendered for the audits of the consolidated financial statements of the Company and fees in connection with the initial public offering, and for the reviews of the interim financial statements included in the Company’s Report furnished under Form 6-K with respect to the results for the six months ended June 30, 2007 and for the nine months ended September 30, 2007.

Audit-Related fees

Audit-related fees consist of fees billed for other assurance and related services and include consultation concerning financial accounting and reporting standards.

Tax fees

Tax fees associated with tax compliance, general tax advice and tax planning.

Other fees

Ernst & Young did not provide any other services that would be classified in this category in 2008 and 2007.

Non-audit services

The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are prohibited for the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The external auditor is permitted to undertake some non-audit services, but these services and their associated fees, must be approved in advance by the Audit Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGES IN CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ in any significant way from the corporate governance practices followed by domestic companies under NASDAQ listing standards.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-31 incorporated herein by reference.

ITEM 19.	EXHIBITS

Number	Description

1.1	Articles of Association of Eurand N.V.*
1.2	Form of Amended Articles of Association of Eurand N.V.*
1.3	Form of Amended Articles of Association of Eurand N.V.*
4.1	Eurand N.V. Equity Compensation Plan, amended, restated and adopted on May 30, 2008 (Incorporated by reference to the Company’s Registration Statement on Form S-8 filed on September 12, 2008).
4.2	Form of Indemnification Agreement*
4.3	Form of Investor Rights Agreement*
4.4	Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*†
4.5	Amendment to Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*†
4.6	Development, License and Supply Agreement between Eurand America, Inc. and Reliant Pharmaceuticals*†
4.7	License Agreement between Kyowa Hakko Kogyo Co., Ltd. and Eurand Pharmaceuticals Limited*†
4.8	Development, License and Contract Manufacturing Agreement between Eurand America, Inc. and ECR Pharmaceuticals*†
4.9	Promissory Note between Eurand B.V. and Warburg, Pincus & Co., on behalf of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., Warburg, Pincus Netherlands Equity Partners II C.V., and Warburg, Pincus Netherlands Equity Partners III C.V.*

Number	Description

4.10	Promissory Note between Eurand B.V. and Warburg, Pincus Equity Partners, L.P.*
4.11	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.12	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.13	Promissory Note between Eurand B.V. and Gearóid Faherty*
4.14	Conversion Agreement between Eurand B.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.15	Amendment to Conversion Agreement between Eurand N.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.16	Amendment No. 2 to the Development, License and Contract Manufacturing Agreement between Eurand, Inc. and E. Clairborne Robins Company, Inc. d/b/a ECR Pharmaceuticals, dated August 23, 2007 (Incorporated by reference to Exhibit 2 to the Current Report on Form 6-K filed on September 14, 2007).
4.17	Lease Agreement between Hudson-Alpha Institute for Biotechnology and Eurand Pharmaceuticals, Inc., dated January 15, 2008 (Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 31, 2008).
4.18	Development and License Agreement between Eurand, Inc. and SmithKline Beecham Corporation d/b/a GlaxoSmithKline, dated as of April 21, 2006 (Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed on March 31, 2008).†
4.19	Securities Purchase Agreement by and among Michael J. Walters, Norman Stanley, Lonnie S. McMillian, Stoneway LLC and Eurand Pharmaceuticals, Inc., dated November 30, 2007 (Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on March 31, 2008).
4.20	License Agreement by and between Chiesi Farmaceutici S.p.A. and Eurand Pharmaceuticals, Inc., dated April 2, 2008**††
8	Subsidiaries of the Company**
11.1	Code of Business Conduct and Ethics
12.1	Certification of the Chief Executive Officer**
12.2	Certification of the Chief Financial Officer**
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm**

†	Certain portions of these exhibits have been omitted and filed separately with the Securities and Exchange Commission, pursuant to a request for confidential treatment.

††	Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-142481) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Filed herewith.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EURAND, N.V.

By:	/s/ Gearóid M. Faherty
Name:     Gearóid M. Faherty

Title:	Chairman and Chief Executive Officer

Date: March 31, 2009

EURAND N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eurand N.V.

We have audited the accompanying consolidated balance sheets of Eurand N.V. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eurand N.V. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eurand N.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009 expressed an unqualified opinion thereon.

/s/  Ernst & Young

Ernst & Young Accountants LLP

Amsterdam, Netherlands
March 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eurand N.V.

We have audited Eurand N.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eurand N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eurand N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eurand N.V. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 of Eurand N.V. and our report dated March 31, 2009 expressed an unqualified opinion thereon.

/s/
Ernst & Young
Ernst & Young Accountants LLP

Amsterdam, Netherlands
March 31, 2009

EURAND N.V.

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
	(In thousands of euros)

ASSETS
Current Assets
Cash and cash equivalents	19,146	12,541
Marketable securities	3,592	—
Accounts receivable, less allowance for doubtful accounts of €275 and €115, respectively	13,335	13,437
Inventories, net	13,923	9,750
Prepaid expenses and other current assets	6,093	1,960
Deferred income taxes	1,693	191

Total Current Assets	57,782	37,879
Property, plant and equipment, net	37,294	35,642
Goodwill	27,000	26,251
Other intangible assets, net	7,784	8,894
Deferred income taxes	432	791
Other non current assets	3,667	51

Total Assets	133,959	109,508

EURAND N.V.

CONSOLIDATED BALANCE SHEETS —(Continued)
December 31, 2008 and 2007

	2008	2007
	(In thousands of euros, except share and per share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt	—	499
Short-term borrowings	186	179
Accounts payable	9,152	8,103
Income taxes payable	129	26
Accrued expenses and other current liabilities	11,606	10,495

Total Current Liabilities	21,073	19,302
Long-term debt from banks	—	873
Employees severance indemnities	4,081	4,369
Other non-current liabilities	2,997	2,611
Deferred income taxes	3,706	1,286

Total Non-Current Liabilities	10,784	9,139
Commitments and contingencies (Note 17)
Shareholders’ Equity
Ordinary shares par value €0.01, authorized 130,000,000 as of December 31, 2008 and 2007, 45,751,997 and 44,034,114 issued and outstanding, as of December 31, 2008 and 2007, respectively	458	440
Additional paid-in capital	134,643	130,858
Accumulated deficit	(38,382)	(52,011)
Accumulated other comprehensive income	5,383	1,780

Total Shareholders’ Equity	102,102	81,067

Total Liabilities and Shareholders’ Equity	133,959	109,508

EURAND N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(In thousands of euros, except share and per share amounts)

Product sales	79,932	71,076	69,771
Royalties	8,140	4,373	3,896
Development fees	10,464	9,372	9,182

Revenues	98,536	84,821	82,849
Cost of goods sold	(53,811)	(49,439)	(47,558)
Research and development expenses attributable to development fees	(5,892)	(5,432)	(5,590)
Other research and development expenses	(14,399)	(11,678)	(10,697)
Selling, general and administrative expenses	(30,516)	(21,497)	(14,786)
Income from litigation settlement	24,404	—	—
Amortization of intangibles	(1,361)	(788)	(727)
Other income (expense)	(50)	(93)	354

Operating income (loss)	16,911	(4,106)	3,845
Interest expense	(176)	(2,024)	(7,401)
Interest income	612	492	140
Foreign exchange gains (losses), net	(79)	104	12

Income (loss) before taxes	17,268	(5,534)	(3,404)
Income tax expense	(3,639)	(1,140)	(1,593)

Net income (loss)	13,629	(6,674)	(4,997)

Net income (loss) per share:
Basic net income (loss) per share	0.30	(0.24)	(2.19)

Diluted net income (loss) per share	0.29	(0.24)	(2.19)

Weighted average shares used to compute basic net income (loss) per share	44,921,051	28,367,118	2,278,147

Weighted average shares used to compute diluted net income(loss) per share	46,377,076	28,367,118	2,278,147

EURAND N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2008, 2007 and 2006

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)
	(In thousands of euros, except share amounts)

As at December 31, 2005	2,215,087	22	5,913	(40,340)	832	(33,573)
Comprehensive loss:
Net loss				(4,997)		(4,997)
Cumulative exchange translation adjustment					1,700	1,700
Change in fair value of hedge instruments					(177)	(177)

Comprehensive loss						(3,474)
Exercise of stock options	124,599	1				1
Stock option forfeitures			(65)			(65)

As at December 31, 2006	2,339,686	23	5,848	(45,337)	2,355	(37,111)
Comprehensive loss:
Net loss				(6,674)		(6,674)
Cumulative exchange translation adjustment					(54)	(54)
Change in fair value of hedge instruments					(77)	(77)
Reclassification upon termination of hedge instruments					(444)	(444)

Comprehensive loss						(7,249)
Conversion of Series A Preference shares into 32,487,940 ordinary shares	32,487,940	325	26,519			26,844
Conversion of Series C Preference shares into 2,029,786 ordinary shares	2,029,786	20	22,980			23,000
Issue of 7,000,000 ordinary shares in initial public offering	7,000,000	70	73,907			73,977
Stock option compensation			1,028			1,028
Employee share award compensation			281			281
Exercise of stock options	176,702	2	295			297

As at December 31, 2007	44,034,114	440	130,858	(52,011)	1,780	81,067
Comprehensive income:
Net income				13,629		13,629
Cumulative exchange translation adjustment					3,603	3,603

Comprehensive income						17,232
Tax benefit of stock option plans			128			128
Stock option compensation			1,860			1,860
Employee shares award issuance	26,100
Exercise of stock options	1,691,783	18	1,797			1,815

As at December 31, 2008	45,751,997	458	134,643	(38,382)	5,383	102,102

EURAND N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(In thousands of euros)

Operating Activities
Net income (loss)	13,629	(6,674)	(4,997)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,837	7,074	7,881
Amortization	1,361	788	727
Non-cash interest expense	—	201	4,315
Accrued employees severance indemnities	20	180	860
Unrealized foreign exchange losses	1,503	655	643
Stock compensation	1,860	1,309	(65)
Deferred income taxes	451	146	468
Other non-cash items	266	93	(354)
Changes in operating assets and liabilities:
Accounts receivable, net	478	(673)	(383)
Inventories, net	(3,884)	(2,263)	1,276
Prepaid expenses and other current assets	(3,621)	1,675	(1,747)
Other non-current assets	(3,509)	987	587
Accounts payable	952	(36)	(90)
Accrued expenses and other current liabilities	924	101	4,592
Income taxes	(11)	(430)	(344)
Other non current liabilities	8	(1,335)	(21)

Cash provided by operating activities	17,264	1,798	13,348
Investing Activities
Purchase of marketable securities	(3,701)	—	—
Purchases of property, plant and equipment	(7,850)	(4,091)	(2,744)
Proceeds from disposals of property, plant and equipment	247	—	1,326
Purchase of other intangible assets	(209)	—	—
Acquisition of Source CF, net of cash acquired	—	(4,643)	—

Cash used in investing activities	(11,513)	(8,734)	(1,418)
Financing Activities
Proceeds from the issuance of ordinary shares	—	73,977	—
Borrowing on long term credit facility	6,000	—	—
Repayment of borrowing on long term credit facility	(6,000)	—	—
Repayment of principal on long term notes payable to shareholders	—	(30,105)	—
Repayment of long-term debt from banks	(1,375)	(31,200)	(6,197)
Cash received on termination of interest rate swap	—	663	—
Net change in short-term borrowings	13	179	(3,181)
Exercise of stock options	1,815	297	1

Cash provided by (used in) financing activities	453	13,811	(9,377)
Effect of exchange rates on cash	401	(144)	(166)

Increase in cash and cash equivalents	6,605	6,731	2,387
Cash and cash equivalents at beginning of year	12,541	5,810	3,423

Cash and cash equivalents at end of year	19,146	12,541	5,810

Supplemental disclosures:
Cash paid during the period for:
Interest	282	14,509	2,946
Taxes	1,309	1,224	1,252

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share amounts)

1.	Description of Business

Eurand N.V. is a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984 and converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006. In May 2007, Eurand N.V. completed an initial public offering of its ordinary shares in the United States and its ordinary shares began trading on the NASDAQ Global Market. Eurand N.V.’s principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the United States, Italy, France and Ireland.

Eurand N.V. together with its subsidiaries (collectively the “Company”) is a specialty pharmaceutical Company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products, utilizing proprietary pharmaceutical technologies to develop products that it believes will have advantages over existing products or will address unmet medical needs. Through collaboration arrangements, the Company has applied its technologies to drug products in a range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. The Company is developing and commercializing a portfolio of products to address cystic fibrosis and gastrointestinal disorders and, using its own sales and marketing team, is commercializing a portfolio of products for cystic fibrosis patients in the United States.

2.	Summary of Significant Accounting Policies and Basis of Presentation

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying consolidated financial statements. These policies have been consistently applied and are in conformity with both accounting principles generally accepted in the United States and the requirements of Regulation S-X of the U.S. Securities and Exchange Commission.

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

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Marketable Securities

The Company’s investments in short-term marketable securities consist of U.S. treasury bonds, which are readily convertible into cash. The Company does not invest in long-term marketable securities. Investments, for which the Company has the ability and intent to hold until maturity, are classified as “held to maturity.” Held to maturity investments are recorded at cost, adjusted for the amortization of premiums and discounts. The cost of investments sold is determined by the specific identification method.

Accounts Receivable

Accounts receivable are stated at their estimated net realizable value. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables deemed uncollectible. Provision is made based upon a specific review of all significant outstanding invoices.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead and exclude abnormal amounts of idle facility expense, freight, handling costs and spoilage. Any write-downs of inventory are recorded as an adjustment to the cost basis and included in cost of goods sold.

From time to time the Company manufactures goods which have an uncertain market value because they have not been commercially launched. The decision to capitalize the cost of such pre-launch inventory is dependent upon: whether the regulatory process and regulatory requirements for the product are sufficiently well known that it is likely that the product will be approved; whether the manufactured goods will likely have sufficient remaining commercial shelf life at the time the product will be sold; and whether the manufacturing process used will be in accordance with specifications that are likely to be approved for the product. If these conditions are not met then the costs associated with pre-launch inventory are expensed as incurred in cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and depreciated using the straight-line method over the following estimated useful lives:

Buildings	18 to 30 years
Machinery and equipment	8 to 12 years
Furniture and fittings	3 to 5 years

Interest charges incurred during the construction of new facilities are capitalized as an element of cost and are amortized over the assets’ estimated useful lives. Significant capital improvements that increase an asset’s life or capacity are capitalized.

Goodwill

Goodwill represents the excess of the purchase price of the acquired business over the net fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is tested annually for impairment in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), or more frequently whenever there is an indication that the carrying amount may be impaired.

During 2008, 2007 and 2006, the Company performed the required impairment test of goodwill and determined that there was no impairment in the periods presented. The Company operates in a single business segment, the business is managed as a single operating unit and the Company as a whole represents the only reporting unit as defined under SFAS No. 142. Accordingly, in 2008 and 2007 the Company’s fair value based on the

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of its publicly traded shares was compared to its book value, in order to assess whether goodwill might be impaired. Prior to our initial public offering, the present value of the cash flows from operations of the Company as a whole (excluding debt), discounted at rates consistent with similar enterprises was compared to the book value of the Company.

Other Intangible Assets

Other intangible assets include purchased patents, licenses, exclusive supply rights and selling and marketing rights. These assets are carried at cost and amortized on a straight-line basis over the estimated useful lives of 7 to 15 years. In no case is the useful life in excess of the legal or contractual period.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets other than goodwill (primarily property, plant and equipment and other intangible assets) for impairment whenever there is an indication that the carrying amount of an asset or group of assets may not be recoverable. Recoverability is determined by comparing the undiscounted expected cash flows from the respective asset or group of assets to its carrying value. If the carrying value is in excess of the undiscounted cash flows the Company compares the fair value of the respective asset or group of assets to the carrying value to calculate the amount of the impairment. The fair value typically is estimated with reference to the discounted cash flows attributable to the asset or group of assets.

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

Income Taxes

Income taxes are provided for each entity included in the consolidation in accordance with the applicable local laws. Deferred income taxes are accounted for under the liability method, in accordance with SFAS No. 109 Accounting for Income Taxes(“SFAS 109”), and reflect the tax effects of temporary differences, between the tax basis of assets and liabilities and their reported amounts in the financial statements, and net operating loss carry-forwards. Valuation allowances are provided against deferred tax assets or some portion of deferred tax assets when it is more likely than not these deferred tax assets will not be realized.

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

The resulting cumulative foreign exchange translation adjustments have been recorded as a component of shareholders’ equity. Translation adjustments resulting from changes in exchange rates affecting balance sheet and income statement items amount to gains/(losses) of €3,603, €(54) and €1,700 for the periods ended December 31, 2008, 2007 and 2006, respectively, and are reported as a component of accumulated other comprehensive income.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Realized and unrealized foreign currency transaction gains and losses are included in the determination of net income (loss).

Revenue Recognition

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed and determinable, collectability is reasonably assured, and the Company has no further obligations. This is normally the point at which title transfers, which generally corresponds to the date when products are shipped. The Company’s policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. However, the Company monitors the level of returns and other adjustments related to sales and records a provision when historical rates of return indicate such a provision is necessary. For certain products sold on a sales-type lease basis, the present value of the minimum lease payments computed at the interest rate implicit in the lease, is recorded as sales revenue at the inception of the lease. The remaining value of the minimum future lease payments is recognized as an asset and accreted to revenue over the lease term. The Company had €852, €37 and €nil of sales type lease revenue in the years ended December 31, 2008, 2007 and 2006, respectively.

Royalty revenues are recognized in proportion to the underlying sales to the end user of certain products the Company either markets or manufactures.

The Company also derives revenues from research and development agreements with co-development partners. Such agreements generally provide that development work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized at the hourly rate for the number of hours worked. Certain agreements contain milestone revenues and where these milestones are paid in advance and are not subject to forfeiture the revenues are deferred and subsequently recognized as income in proportion to the costs incurred for the related development phase and in accordance with the contract terms. Where milestone payments based on performance are substantive and both parties to the agreement are at risk that the milestones will not be achieved from inception of the agreement, the payments are recognized when the performance criteria are met. Where agreements have more than one milestone, a determination is made as to whether the milestones should be recognized separately or combined into a single unit of account. In general milestones which relate to discrete development steps, i.e. can be used by the co-development partners to decide whether to continue the development under the agreement, are recognized as separate units of account.

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

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting for Equity-Based Compensation

The Company has an equity-based employee compensation plan which comprises mainly options to buy our ordinary shares granted to our employees and is described more fully in Note 14. On January 1, 2006, we adopted the provisions of SFAS No. 123R, Share-Based Payment, as supplemented by the interpretation provided by SEC Staff Accounting Bulletin (SAB) No. 107, issued in March 2005. We implemented the prospective application transition method of adoption and, as such, prior-period financial statements were not restated. Under this method, the fair value of all stock options granted or modified after adoption must be recognized in the consolidated statement of operations. Whereas, total compensation cost related to awards already granted at the date of adoption continue to be accounted for under the methods of valuation and expensing used prior to adoption, which are described below. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow.

Prior to January 1, 2006, we accounted for stock options under Accounting Principle Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, an elective accounting policy permitted by SFAS No. 123. Under this standard, the excess of the underlying stock price over the exercise price on the measurement date is recognized as compensation expense. Because the exercise price of all our stock options granted after 2000 was set equal to the market price on the date of the grant (which was the measurement date), we did not record any expense to the consolidated statement of operations related to stock options (unless certain original grant date terms were subsequently modified).

The fair value of options granted after the adoption of SFAS No. 123R is expensed over the relevant graded vesting periods using the straight line recognition method.

Derivatives and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through earnings. If the derivative meets hedge accounting, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of the underlying assets and liabilities, through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

On August 6, 2003, the Company obtained a financing facility from a bank which carried a floating rate of interest based on interest rate base rates. The Company was required by the Lender to enter into interest rate swap contracts to hedge the effect of changes in base interest rates on cash flows related to the facility so that interest payments would be equivalent to those on a fixed rate loan. These contracts qualified as cash flow hedge instruments under SFAS No. 133, and accordingly are recorded at fair value based on published market data for interest rate futures. In the year ended December 31, 2006 changes in the fair value of the hedge instruments, to the extent the hedge was effective, were recorded in Other Comprehensive Income. When the hedging instruments were liquidated in May 2007, the accumulated gain at that time of €444, net of tax, was reclassified to the consolidated statement of operations and an amount of €663, was included in interest income. To the extent that these hedges were ineffective, changes in the fair value of the hedge instruments were included in interest expense in the consolidated statement of operations. The ineffective portion recognized in the consolidated statement of operations during the years ended December 31, 2007 and 2006 was not material.

The Company enters into forward exchange contracts to hedge receivables and payables denominated in U.S. dollars and Swiss francs. These contracts do not meet the criteria for hedge effectiveness and, accordingly, they are adjusted to fair value through income. Fair value is based on published foreign exchange futures contract prices on the date of valuation. Any respective assets or liabilities resulting from the fair value valuation of forward exchange contracts are disclosed as other current assets and other current liabilities, respectively. The notional

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts of the forward exchange contracts to sell U.S. dollars were $4,069,000 and $34,689,000 as of December 31, 2008 and 2007, respectively. The notional amounts of the forward exchange contracts to buy Swiss francs were CHF 3,672,000 and CHF 3,636,000 as of December 31, 2008 and 2007, respectively. During the years ended December 31, 2008, 2007 and 2006, the Company recognized foreign exchange gains of €476, €1,974 and €498, respectively, in the consolidated statement of operations, related to these hedging activities.

Statement of Cash Flows

Short-term borrowings arise primarily under the Company’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “Net change in short-term borrowings” in the Consolidated Statements of Cash Flows.

Shipping and Handling Costs

Shipping and handling costs on product sales are classified in Selling, General and Administrative Expenses and amount to €647, €617 and €543 for the years ended December 31, 2008, 2007 and 2006, respectively.

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The dilutive effects of the Company’s common stock options is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period.

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

As a result of legislation in Italy finalized in the three months ended June 30, 2008, the Company has become eligible for a financial incentive on certain qualifying research and development expenditures, relating to years 2007 through 2009. The incentive is computed in varying percentages applied to qualifying expenditure and is recoverable by offset against liabilities of the Company for income taxes, value added taxes, payroll taxes and social security contributions. During 2008 the Company recognized a benefit under this incentive of €547 related to expenditures incurred in the year ended December 31, 2007.

During 2008, 2007 and 2006, the Company recognized government grants relating to plant and equipment for €nil, €nil and €25, respectively, and relating to research and development expenses, including the incentive discussed above, for €1,992, €700 and €396, respectively.

Recent Accounting Developments

The Company has adopted the following new accounting pronouncements in the current fiscal year:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain nonfinancial assets and nonfinancial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008. Its adoption did not have a significant impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (SFAS No. 159), which is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 permits the Company to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for fiscal year 2008 but early adoption is permitted. The pronouncement did not have a material effect on the financial statements of the Company. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

On September 14, 2007, the Emerging Issues Task Force (“EITF”) affirmed its tentative conclusions on EITF 07-3, Accounting for Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF 07-3 is effective for agreements entered into in fiscal years beginning after December 15, 2007. As such, the Company was required to implement this standard no later than January 1, 2008. The adoption of EITF 07-3 did not have a material impact on the Company’s results of operations or financial position.

The following accounting pronouncements were not adopted by the Company in the current fiscal year:

In May 2008, the FASB issued FASB Staff Position (FSP) No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), which specifies that issuers of these instruments should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. 14-1 is also to be applied retrospectively to all periods presented except if these instruments were not outstanding during any of the periods that are presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. The Company does not expect that this will have a significant impact on the consolidated financial statements of the Company.

In December 2007, the EITF of the FASB reached a consensus on issue No. 07-1, Accounting for Collaborative Arrangements (EITF 07-1). The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement balances related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under EITF 07-1 applies to the entire collaborative agreement. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. The Company does not expect that this will have a significant impact on the consolidated financial statements of the Company.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS No. 141(R)), which replaces SFAS No. 141, Business Combinations, requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect that this will have a significant impact on the consolidated financial statements of the Company.

In December 2007, FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS No. 160), which amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect that this will have a significant impact on the consolidated financial statements of the Company.

3.	Inventories, net

	December 31,	December 31,
	2008	2007

Raw materials	6,872	4,839
Work in progress	2,565	1,732
Finished goods	4,486	3,179

	13,923	9,750

Allowances for obsolescence of inventories were €1,336 and €642 as of December 31, 2008 and 2007, respectively. Costs related to pre-launch commercial batches of EUR-1008 inventory on hand as at December 31, 2008 have been expensed in cost of goods sold. The related expense for the year ended December 31, 2008 amounted to €1,147, bringing the cumulative amount expensed as of December 31, 2008 to €1,783. EUR-1008 is awaiting regulatory approval for commercial launch in the United States. An approvable letter was received from the U.S. Food and Drug Administration in June 2008; however the timing of the final approval is not certain enough to allow a determination that these costs will be recovered.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Prepaid Expenses and Other Current Assets

	December 31,	December 31,
	2008	2007

Litigation settlement receivable — current portion (note 16)	3,644	—
Prepayments	1,429	750
Recoverable amounts for income taxes	353	235
Recoverable amounts for other taxes	667	975

	6,093	1,960

5.	Other Non Current Assets

	December 31,	December 31,
	2008	2007

Litigation settlement receivable — long term portion (note 16)	3,644	—
Other	23	51

	3,667	51

6.	Property, Plant and Equipment, net

	December 31,	December 31,
	2008	2007

Land	1,725	1,714
Buildings	34,956	29,955
Machinery and equipment	61,377	57,350
Furniture and fittings	5,657	4,953
Construction in progress	1,055	2,598

	104,770	96,570
Accumulated depreciation	(67,476)	(60,928)

	37,294	35,642

Depreciation of property, plant and equipment amounted to €6,837, €7,074, and €7,881 for the years ended December 31, 2008, 2007, and 2006, respectively.

Interest expense capitalized in property, plant and equipment in the years ended December 31, 2008, 2007, and 2006 amounted to €102, €66 and €26, respectively.

7.	Goodwill

There were no goodwill impairments during the year. Changes in the carrying value of goodwill are as follows:

As at December 31, 2006	26,956
Exchange translation	(705)

As at December 31, 2007	26,251
Exchange translation	749

As at December 31, 2008	27,000

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Other Intangible Assets, net

	December 31, 2008			December 31, 2007
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Patents	1,661	(1,291)	370	1,630	(1,038)	592
Licenses	1,547	(943)	604	1,439	(956)	483
Exclusive supply rights	3,250	(1,408)	1,842	3,250	(1,083)	2,167
Selling and marketing rights	5,751	(783)	4,968	5,723	(71)	5,652

Total	12,209	(4,425)	7,784	12,042	(3,148)	8,894

Amortization of patents, licenses, exclusive supply rights and selling and marketing rights amounted to €1,361, €788, and €727 for the years ended December 31, 2008, 2007, and 2006, respectively.

In 2008, the Company acquired license at a cost of €197 the useful life of which was estimated at approximately 9 years.

As of December 31, 2008, the weighted average amortization periods for patents, licenses, exclusive supply rights and selling and marketing rights were 10.3 years, 12.5 years, 10.0 years and 7.9 years, respectively.

Estimated amortization charges for the next five years are as follows:

Estimated
Amortization Charge

2009	1,367
2010	1,183
2011	1,148
2012	1,130
2013	1,128
Thereafter	1,828

7,784

9.	Short-Term Borrowings

At December 31, 2008 and 2007, the Company had lines of credit amounting to €10,968 and €6,330, respectively, of which none were utilized. Lines of credit from European banks amounting to €10,250 are callable on demand and are unsecured. A loan facility in U.S. of $1 million is secured on trade receivables.

At 31 December, 2008 and 2007 the Company had overdrafts of €186 and €179, respectively.

10.	Income Taxes

Dutch and foreign book income (losses) before the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Netherlands	3,393	2,488	65
Foreign	13,875	(8,022)	(3,469)

	17,268	(5,534)	(3,404)

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Current	(3,188)	(994)	(1,125)
Deferred	(451)	(146)	(468)

Income tax	(3,639)	(1,140)	(1,593)

A reconciliation between income taxes computed at the Dutch statutory tax rate of 25.5% and the effective income tax provision is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Income tax (charge) benefit at the Dutch statutory tax rate	(4,403)	1,411	1,008
Effect of Italian IRAP	(618)	(665)	(885)
Aggregated effect of different foreign tax rates	(1,023)	440	213
Change in foreign tax rates	(110)	(1,094)	(190)
Permanent differences:
Non deductible expenses	(115)	(120)	(201)
Non-taxable items	139	53	8
Foreign taxes not deductible	53	(17)	(30)
Effect of foreign exchange conversions	270	(7)	(14)
Stock compensation	(472)	(99)	—
Cancellation of indebtedness	(347)	—	—
Derecognition of tax benefits (FIN 48)	(1,802)	—	—
Reversal of deferred tax liability on revaluation reserve	—	297	—
Deductible IPO expenses	—	902	—
Other	22	(96)	(70)
Change in valuation allowance	4,767	(2,145)	(1,432)

Effective income tax provision	3,639	(1,140)	(1,593)

The Italian “IRAP” tax is a regional tax on productive activities, and has a statutory rate of 3.9%. Effective January 1, 2008, the IRAP tax is partially deductible (10%) for corporate tax purposes. It was not deductible in the prior years. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for the major portion of labor costs or interest. The applicable income tax rate in Italy has been reduced from 33% to 27.5% effective January 1, 2008. The IRAP tax rate in Italy has been reduced from 4.25% to 3.9% effective January 1, 2008.

The valuation allowance against our NOLs was reduced primarily because certain of our subsidiaries incurred taxable income in the period which enabled them to utilize NOLs.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of deferred income tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	December 31,	December 31,
	2008	2007

Deferred tax assets:
Property, plant and equipment	3,694	4,364
Intangible assets	20	249
Inventory allowance	2,709	496
Accrued expenses	664	439
Foreign exchange	292	462
Deferred revenues	471	738
Accrued interest expense	4,846	3,805
Deductible stock compensation	41	715
Tax Credits	575	273
Net operating loss carry-forwards	4,459	9,673
Other	7	23

Total deferred tax assets	17,778	21,237
Deferred tax liabilities:
Property, plant and equipment	(160)	(570)
Intangible assets	(2,391)	(2,163)
Foreign exchange	(1,886)	(528)
Other	(3)	(36)

Total deferred tax liabilities	(4,440)	(3,297)
Less: valuation allowance	(14,920)	(18,244)

Net deferred tax liabilities	(1,582)	(304)

The assets and liabilities above are presented on a net basis for each tax jurisdiction in the balance sheet. The movement in the valuation allowance is as follows:

Balance at December 31, 2007	(18,244)
Decrease in valuation allowance recognized in the year	4,767
Increase in valuation allowance due to current tax effects on opening deferred tax balances	(713)
Currency translation adjustment	(730)

Balance at December 31, 2008	(14,920)

As of December 31, 2008, 2007 and 2006, the Company has a history of cumulative losses. Such cumulative losses represent significant negative evidence that would be difficult to overcome in evaluating whether a valuation allowance is needed against the Company’s deferred tax assets. Expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses and management has determined that other positive evidence (such as availability of tax carry-backs and tax-planning strategies) is not available or insufficient to remove the uncertainty regarding the recoverability of these deferred tax assets. Accordingly, at December 31, 2008, 2007 and 2006, the Company has recognized a valuation allowance for deferred tax assets to the extent that these do not offset deferred tax liabilities that are expected to reverse against these deferred tax assets.

At December 31, 2008, the Company had net operating losses (“NOLs”) available to offset future taxable income, in Italy amounting to approximately €857 expiring in 2010, in the Netherlands amounting to approximately

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

€6,486 which expire in 2011 through 2016, in Ireland of €1,640 which do not expire, in the United States amounting to approximately €10,397 ($14,470,965) which expire in 2019 through 2026 and in Switzerland amounting to €378 (SFr 562,150) expiring in 2011 through 2014.

At December 31, 2008, the Company had also tax credits in the United States for Alternative Minimum Tax of €258 ($359,000) which do not expire and for research and development of €317 ($441,000) that expire in 2028.

The Company’s policy is to classify any interest and penalties related to the underpayment of income taxes in its income tax expense. There were not such amounts recognized as of December 31, 2008, 2007 and 2006. The following tax years remain open in the Company’s major jurisdictions:

Italy	2004 through 2008
U.S. (Federal)	1999 through 2008
France	2004 through 2008
Netherlands	2003 through 2008
Ireland	2004 through 2008

As of December 31, 2008, there have been no material changes to the status of the Company’s remaining open tax years.

Evaluating the Company’s tax liabilities, both actual and potential, requires significant judgment in assessing the outcome of future tax examinations and their potential impact on the Company’s estimated effective tax rate and the value of deferred tax assets.

The gross unrecognized tax benefits at December 31, 2008 and 2007 were €1,646 and €5,611, respectively. In 2008, the Company has recognized the tax benefit of the NOLs based on a ruling made in 2008 by the Dutch Supreme Court on a case similar to our tax position.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2008	2007

Balance, January 1,	5,611
Additions based on tax positions related to the current year	1,802	5,611
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	(5,611)	—
Reductions for settlements	—	—
Reductions due to lapse in statute of limitations	—	—
Change attributable to foreign currency translation	(156)	—

Balance, December 31,	1,646	5,611

The amount of unrecognized tax benefits may change in the next 12 months, however the effect on income tax expense, and the effective tax rate is not currently estimable.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Accrued Expenses and Other Current Liabilities

	December 31,	December 31,
	2008	2007

Accrued expenses	2,717	3,298
Deferred revenues	526	1,045
Accrued costs for termination of operating lease	150	150
Social security and other contributions	1,711	1,259
Taxes, other than income taxes	1,186	810
Deferred payments for acquisition	1,078	—
Accrued employee compensation	4,238	3,933

	11,606	10,495

Deferred payments for acquisition relate to an amount payable on December 4, 2009 related to the acquisition of SourceCF in December 2007. The payment can be reduced for any amounts required for any indemnification claims under the acquisition agreement.

12.	Long Term Debt From Banks

On September 19, 2005, the Company entered into an unsecured loan agreement with an Italian bank to borrow €2,000 to be repayable in installments from December 2006 through September 2010 with a variable interest rate of 1.75% above Euribor. The loan was fully repaid during 2008.

Long-term debt payable to banks and others is as follows:

	December 31,	December 31,
	2008	2007

Euribor + 1.75% EUR denominated loan due 2010	—	1,375
Less:
Deferred financing fees	—	(3)

	—	1,372
Amount due within one year, net of deferred financing fees of €nil and €1, respectively	—	(499)

	—	873

13.	Employees’ Severance Indemnities

The liability for severance indemnities relates primarily to the Company’s employees in Italy. The unfunded severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee were to immediately terminate their employment. The charge to earnings was €20, €180 and €860 for the years ended December 31, 2008, 2007 and 2006, respectively.

14.	Shareholders’ Equity

Share Capital

At December 31, 2008, the Company has authorized 130,000,000 ordinary shares of which 45,751,997 are issued and outstanding. Such shares have no pre-emptive rights.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2008 and 2007, the Company issued 1,691,783 and 176,702 ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.

On February 15, 2008 the Company issued 26,100 ordinary shares related to the granting of 50 ordinary shares on December 12, 2007 to each of its employees in force on December 1, 2007. A related compensation expense of €281 was included in the statement of operations in the year ended December 31, 2007. The expense was based on the fair value of the shares at the grant date and expensed immediately as there were no vesting or other restrictions at that date.

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

Equity Based Compensation

Certain employees of the Company participate in the Eurand N.V. Equity Compensation Plan (“the Plan”) for which a maximum of 9,735,224 ordinary shares have been authorized for grants of options and other share awards by the Company. The Plan, amended, restated and adopted on May 30, 2008 and amended on November 5, 2008 is an amendment and restatement of the Eurand N.V. Equity Compensation Plan amended, restated and adopted on August 29, 2007, which in turn was an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan.

Stock options granted under the Plan generally become exercisable over a four-year annual vesting period and expire 10 years from the date of grant.

The Board of Directors of the Company approved grants of options to employees on March 4, 2008 and on November 5, 2008 in accordance with the Eurand N.V. Equity Compensation Plan. Stock options were also granted to certain new employees when they began employment. Stock options were granted at the relevant closing market prices of ordinary shares at the grant dates. The criteria for measurement of option value, and the consequently the commencement of the amortization of the expense, were met for 1,213,750 options during 2008.

On May 16, 2007, the date of the IPO, the Company granted 758,000 stock options to senior management and certain other employees at an exercise price equal to the estimated fair market value of the underlying shares of $16.00 per share, which was the IPO price. During the remainder of the year ended December 31, 2007 the Company granted a further 199,000 stock options, mainly to new employees with exercise prices equal to the market value of the underlying shares on the grant date as measured in U.S. dollars.

There were no stock options granted in 2006.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2008 and 2007 were €4.17 and €5.13 per stock option, respectively. There were no grants of stock options in the year ended December 31, 2006.

Compensation cost and forfeiture (income) of €1,890, €978, and €(65) relating to the aforementioned grants was recognized in the Company’s consolidated statement of operations for the years ended December 31, 2008, 2007 and 2006, respectively.

A summary of the status of the Company’s stock options as of December 31, 2008, 2007 and 2006 and the changes for the years then ended is presented in the following table:

			Weighted
			Average
			Contractual
		Weighted	Life of
		Average	Options	Aggregate
	Number of	Exercise	Outstanding	Intrinsic
	Options	Price	(years)	Value

Outstanding at December 31, 2005	3,945,999	€3.22	5.7
Granted	—	—
Exercised	(124,599)	€0.01
Forfeited	(107,408)	€5.53
Expired	—	—

Outstanding at December 31, 2006	3,713,992	€3.26	4.7	€38,539
Granted	957,000	€10.73
Exercised	(176,702)	€1.40
Forfeited	(79,861)	€6.46
Expired	—	—

Outstanding at December 31, 2007	4,414,429	€4.89	4.9	€26,228
Granted	1,213,750	€8.69
Exercised	(1,691,783)	€1.06
Forfeited	(197,680)	€9.72
Expired	—	—

Outstanding at December 31, 2008	3,738,716	€7.72	6.6	€1,939

Vested and expected to vest at December 31, 2008	3,601,880	€7.67	6.5	€1,924

Exercisable at December 31, 2008	2,267,717	€6.78	4.9	€1,786

The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e., the difference between the closing stock price of our common stock on the last trading day of the year ended December 31, 2008, 2007 and 2006, and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2008, 2007 and 2006, respectively. This amount changes based on the fair market value of our common stock and the rate of exchange of the US Dollar with respect to the euro.

Cash received on stock options exercised amounted to €1,815, €297 and €1 in the years ended December 31, 2008, 2007 and 2006, respectively. The aggregate intrinsic value on stock options exercised amounted to €14,108, €1,136 and €1,196 in the years ended December 31, 2008, 2007 and 2006, respectively.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All of the Company’s stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at December 31, 2008. Once vested, options become exercisable immediately.

Beginning January 1, 2006, the Company uses a lattice model, to calculate the grant-date fair value of an award of stock options. The valuation of options granted in 2008 was based on the assumptions noted in the following table. Because lattice based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed.

	Year Ended December 31,
	2008	2007

Risk free interest rate	0.8-4.0%	2.9-5.3%
Expected dividend yield	0%	0%
Expected stock price volatility	50-75%	50%
Post vesting forfeiture rate	6%	6%
Suboptimal exercise factor	2.0	2.0

The risk -free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on management’s intention not to pay dividends in the foreseeable future. The Company is a relatively new public company and therefore does not yet possess comprehensive company-specific historical and implied volatility information. Hence to estimate the expected volatility for 2008, the Company compared its historical volatility for 2008 to the historical volatility of similar entities whose share prices are publicly available. In 2007 the estimate of volatility was based solely on the historical volatility of similar entities. An estimate of volatility was based on that result. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice model. In calculating the expected life of options, the lattice model used by the Company applies two estimated parameters, the post-vesting forfeiture rate and the suboptimal exercise factor, which are based on the Company’s historical option cancellations and employee exercise information, and academic research studies. The suboptimal exercise factor is the ratio by which the stock price must increase before employees are expected to exercise their stock options.

The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company’s model. The lattice model assumes that employees’ exercise behavior is a function of the options’ remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The lattice model estimates the probability of exercise as a function of these two variables based on the history of exercises and cancellations of past grants made by the Company. The expected life of employee stock options granted during the years ended December 31, 2008 and 2007 derived from the lattice model was 5.3 and 6.2 years, respectively. In developing its estimate of the post-vesting forfeiture rate and the suboptimal exercise factor, due to the limited history as a public company, the historical share option exercise experience is not necessarily a relevant indicator of future exercise patterns. The Company will continue to evaluate the appropriateness of this assumption.

As share-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2008 and 2007 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 7% and 3% in the years ended December 31, 2008 and 2007 based on historical experience. The effect of pre-vesting forfeitures on the Company’s recorded expense has historically been negligible due to the predominantly monthly vesting of option grants. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s policy is to issue new shares upon stock option exercises, hence no cash is used by the Company when options are exercised. Compensation expense not yet recognized for awards granted and not yet vested as of December 31, 2008 is as follows:

		Weighted Average
	Unrecognized	Remaining Vesting
	Compensation Cost	Period (Years)

Stock options	6,367	1.5

The following table summarizes information about stock options outstanding at December 31, 2008:

Exercise Price
	Weighted
	Average
	Exercise price in	Options		Options
	Euro at	Outstanding as of	Weighted Average	Exercisable as of
	December 31,	December 31,	Remaining Contractual	December 31,
Contractual	2008	2008	Life (years)	2008

€0.01	€0.01	122,830	1.0	122,830
$6.53	€4.69	100,000	9.9	—
€5.00	€5.00	837,563	5.6	837,563
$9.15	€6.57	478,250	9.8	—
€6.67	€6.67	715,800	2.2	715,800
$10.73	€7.71	7,303	8.6	636
$11.21	€8.05	20,550	8.6	3,883
€8.33	€8.33	76,670	2.3	76,670
$12.88	€9.25	25,000	8.7	8,333
$13.50	€9.70	20,000	9.1	5,000
$13.55	€9.73	20,000	8.9	5,417
$14.42	€10.36	10,000	9.2	—
$15.05	€10.81	482,750	9.2	120,710
$15.10	€10.85	25,000	9.3	—
$15.39	€11.06	2,500	9.3	—
$15.71	€11.29	2,500	9.3	—
$15.84	€11.38	100,000	8.9	50,000
$16.00	€11.50	633,000	8.4	316,500
$16.34	€11.74	15,000	8.7	4,375
$16.39	€11.78	10,000	9.6	—
$17.93	€12.88	5,000	9.6	—
$18.40	€13.22	25,000	9.6	—
$18.50	€13.29	4,000	9.7	—

		3,738,716	6.6	2,267,717

Aggregate Stock Compensation Expenses

Total stock based compensation cost expense and (forfeiture income), consisting of stock options and share grants together, amounted to €1,860, €1,309 and €(65) for the years ended December 31, 2008, 2007 and 2006, respectively. Compensation costs relating to these grants for employees involved in the production of goods for sale of €20, €50 and €nil were capitalized as part of inventory at December 31, 2008, 2007 and 2006, respectively. No

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation cost was capitalized as part of any other asset for the years ended December 31, 2008, 2007 and 2006. Net of capitalizations, stock based compensation was recognized in the income statement as follows:

	Year Ended December 31,
	2008	2007	2006

Cost of goods sold	188	269	(5)
Research and development expenses attributable to development fees	65	109	(15)
Other research and development expenses	160	131	(21)
Selling, general and administrative expenses	1,477	750	(24)

	1,890	1,259	(65)
Capitalized in inventories	(30)	50	—

	1,860	1,309	(65)

Other Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income includes the cumulative effects of currency translation on the net assets of subsidiaries whose functional currency is not the euro and the effective portion of gains and losses of interest rate swap contracts.

Changes in Fair Value of Hedge Instruments — Interest rate swaps are stated at fair value and included in other non-current assets and other non-current liabilities. The increase (decrease) in aggregate fair value of these instruments recognized in Other Comprehensive Income during the years ended December 31, 2008, 2007 and 2006 was €nil, €77 and €(177), net of tax of €nil, €38 and €nil, respectively. The accumulated balances included in other comprehensive income at December 31, 2008 and 2007 were €nil and €nil, respectively. In May 2007 all interest rate swaps were liquidated, in conjunction with the repayment of long term debt realizing a gain of €636, included in interest income and €219 of tax expense.

Cumulative Translation Adjustment — Changes in the carrying value of net assets of subsidiaries whose functional currency is not the euro caused by changes in foreign exchange rates are credited or charged to other comprehensive income. The accumulated balances of these gains were €5,383 and €1,780 at December 31, 2008 and 2007, respectively. The amounts of income taxes charged to cumulative translation adjustment were €773 and €nil at December 31, 2008 and 2007, respectively.

15.	Other Expense

During 2008, the Company disposed of and wrote down property, plant and equipment recognizing a loss of €50.

During 2007, the Company disposed of property, plant and equipment recognizing a loss of €93.

During 2006, the Company disposed of an idle industrial property for €1,326 and recognized a gain on disposal of €354 in operating income.

16.	Income from Litigation Settlement

Between 1996 and 1999, the Company entered into a series of agreements with Medeva PLC, now known as UCB, Inc. (or “UCB”), and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in September 1999. Pursuant to those agreements, the Company developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. The Company also agreed to allow Medeva Pharmaceuticals, Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

right to manufacture that product for a minimum period of ten years and UCB’s agreement to pay the Company royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product and paying royalties. As a result, on March 28, 2004, the Company commenced an action for breach of contract and misappropriation of trade secrets against UCB and its affiliates.

On August 6, 2008, Eurand and UCB, Inc. agreed to settle the litigation between the two companies for $35 million which the Company recognized as income from litigation settlement of €24,404 in operating income in the year ended December 31, 2008. The settlement closed on September 5, 2008. Under the terms of the settlement, the Company received $25 million on September 5, 2008 and will receive additional payment from UCB as follows:

•	$5 million, plus interest, at the first anniversary of the closing,

•	$5 million, plus interest, at the second anniversary of the closing.

Payments receivable are included in other current assets and other non-current assets.

17.	Commitments and Contingencies

The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company’s consolidated financial statements.

Capital Commitments

The Company had €752 of contractual obligations for the purchase of property, plant and equipment and €90 of other contractual obligations at December 31, 2008.

Lease Commitments

The following are the minimum payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2008:

Year ended December 31,
2009	556
2010	504
2011	335
2012	227
2013	34

Total minimum lease payments	1,656

Rental expense for all operating leases amounted to €748, €551 and €477 in the years ended December 31, 2008, 2007 and 2006, respectively. The major portion of these leases contains renewal options.

18.	Financial Instruments

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

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

collateral with respect to goods and services provided, but it may require collateral and bank guarantees for certain customers.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents — The carrying amounts of cash and cash equivalents reported by the Company approximates their fair value.

Marketable securities — The carrying amounts of marketable securities held to maturity approximate their fair value. Marketable securities held at December 31, 2008 consisted of Federal agency issuance with a maturity date of March 12, 2009, and bore an effective rate of interest of approximately zero.

Accounts receivable, net and accounts payable — The carrying amount of accounts receivable and accounts payable approximate their fair values.

Short term borrowings— The carrying amount of the Company’s borrowings as December 31, 2008 approximates their fair value.

19.	Per Share Information

There were no dividends or distributable profits in 2008, 2007 and 2006, and accordingly there were no dividends attributable to the Series A preference shares for any of those periods up to the time of their conversion to Series B ordinary shares. The absence of distributable profits in 2008, 2007 and 2006 had no effect on the calculation of net loss per share.

The following is a reconciliation of the numerators and denominators of the historical basic and diluted net income (loss) per share computations (in thousands, except for share data):

	For the Years Ended December 31,
	2008	2007	2006

Numerator:
Net income (loss)	13,629	(6,674)	(4,997)

Denominator:
Weighted average shares for basic net income (loss) per share	44,921,051	28,367,118	2,278,147
Effect of dilutive securities:
Stock options	1,456,025	—	—
Convertible preference shares	—	—	—

Weighted average shares for diluted net income (loss) per share	46,377,076	28,367,118	2,278,147

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of historical basic and diluted net income (loss) per share:

	For the Years Ended December 31,
	2008	2007	2006

Numerator:
Net income (loss)	13,629	(6,674)	(4,997)
Denominator:
Basic calculation	44,921,051	28,367,118	2,278,147

Diluted calculation	46,377,076	28,367,118	2,278,147

Basic net income (loss) per share	0.30	(0.24)	(2.19)

Diluted net income (loss) per share	0.29	(0.24)	(2.19)

Weighted average of stock options that had exercise prices adjusted for unrecognized compensation expense equal or higher than the average market price of our ordinary shares	1,432,192	—	—

The computation of diluted net loss per share for 2007 and 2006 did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.

20.	Segment and Geographic Information

The Company operates in one major operating segment, the specialty pharmaceuticals industry. The Company receives revenues from all stages of the product life of the formulations it produces and the technologies it uses to develop them as reflected by the three types of revenue shown on the consolidated statements of operations.

The Company had one major customer which in the years ended December 31, 2008, 2007 and 2006 represented 23%, 17% and 18% of consolidated total revenue, respectively.

The following table shows geographic information about the Company’s operating activities for significant countries based on the country of domicile of each subsidiary:

	Total Revenues
	Year Ended December 31,			Property, Plant and Equipment, Net December 31,
	2008	2007	2006	2008	2007	2006

Italy	58,200	50,748	51,328	17,270	18,225	20,332
United States	31,935	26,671	22,350	18,749	16,159	18,109
France	6,762	6,989	6,557	1,275	1,257	1,439
Other	1,639	413	2,614	—	1	2

	98,536	84,821	82,849	37,294	35,642	39,882

There were no revenues generated or property, plant and equipment located in the Netherlands, the Company’s country of domicile.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	Total Revenues
	Year Ended December 31,
	2008	2007	2006

United States	47,190	34,188	33,392
Germany	16,409	17,782	15,591
United Kingdom	9,951	9,731	12,897
Italy	6,130	4,044	5,124
Japan	4,830	5,839	5,226
Netherlands	2,306	1,041	2
Switzerland	2,063	3,145	3,057
France	2,033	1,997	2,136
Spain	1,580	1,778	1,013
Canada	1,380	1,134	1,060
Other	4,664	4,142	3,351

	98,536	84,821	82,849

Exhibit Index

Number	Description

1.1	Articles of Association of Eurand N.V.*

1.2	Form of Amended Articles of Association of Eurand N.V.*

1.3	Form of Amended Articles of Association of Eurand N.V.*

4.1	Eurand N.V. Equity Compensation Plan, amended, restated and adopted on May 30, 2008 (Incorporated by reference to the Company’s Registration Statement on Form S-8 filed on September 12, 2008).

4.2	Form of Indemnification Agreement*

4.3	Form of Investor Rights Agreement*

4.4	Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*†

4.5	Amendment to Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*†

4.6	Development, License and Supply Agreement between Eurand America, Inc. and Reliant Pharmaceuticals*†

4.7	License Agreement between Kyowa Hakko Kogyo Co., Ltd. and Eurand Pharmaceuticals Limited*†

4.8	Development, License and Contract Manufacturing Agreement between Eurand America, Inc. and ECR Pharmaceuticals*†

4.9	Promissory Note between Eurand B.V. and Warburg, Pincus & Co., on behalf of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., Warburg, Pincus Netherlands Equity Partners II C.V., and Warburg, Pincus Netherlands Equity Partners III C.V.*

4.10	Promissory Note between Eurand B.V. and Warburg, Pincus Equity Partners, L.P.*

4.11	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*

4.12	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*

4.13	Promissory Note between Eurand B.V. and Gearóid Faherty*

4.14	Conversion Agreement between Eurand B.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*

4.15	Amendment to Conversion Agreement between Eurand N.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*

4.16	Amendment No. 2 to the Development, License and Contract Manufacturing Agreement between Eurand, Inc. and E. Clairborne Robins Company, Inc. d/b/a ECR Pharmaceuticals, dated August 23, 2007 (Incorporated by reference to Exhibit 2 to the Current Report on Form 6-K filed on September 14, 2007).

4.17	Lease Agreement between Hudson-Alpha Institute for Biotechnology and Eurand Pharmaceuticals, Inc., dated January 15, 2008 (Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 31, 2008).

4.18	Development and License Agreement between Eurand, Inc. and SmithKline Beecham Corporation d/b/a GlaxoSmithKline, dated as of April 21, 2006 (Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed on March 31, 2008).†

4.19	Securities Purchase Agreement by and among Michael J. Walters, Norman Stanley, Lonnie S. McMillian, Stoneway LLC and Eurand Pharmaceuticals, Inc., dated November 30, 2007 (Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on March 31, 2008).

4.20	License Agreement by and between Chiesi Farmaceutici S.p.A. and Eurand Pharmaceuticals, Inc., dated April 2, 2008**††

8	Subsidiaries of the Company**

11.1	Code of Business Conduct and Ethics

12.1	Certification of the Chief Executive Officer**

12.2	Certification of the Chief Financial Officer**

Number	Description

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Independent Registered Public Accounting Firm**

†	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission, pursuant to a request for confidential treatment.

††	Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-142481) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Filed herewith.