Form 20-F
period 2009-12-31
EURAND N.V.
filed 2010-03-17
CIK 1119745

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)

As of December 31, 2009, there were 47,856,976 Ordinary Shares, par value €0.01 per share, outstanding.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing

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

This Annual Report on Form 20-F may include “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, such matters as:

•	our ability to market, commercialize and achieve market acceptance for ZENPEP® or any of the products that we are developing, commercializing or may develop or commercialize in the future, including the growth and establishment of specialty sales, marketing and distribution capabilities in the U.S. to commercialize products;

•	the expected timing, costs, progress or success of any of our preclinical and clinical development programs, regulatory approvals, or commercialization efforts;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates;

•	the possibility the FDA may continue to extend the deadline for seeking or receiving a new drug application, or NDA, and/or not withdraw existing pancreatic enzyme products, or PEPs, from the U.S. market that do not receive approval for NDAs by the then applicable deadline;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates or products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, to obtain and maintain regulatory approval for certain of our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates, and the estimates of others, including research analysts, of our future performance; and

•	our estimates, and the estimates of others, including research analysts, regarding our anticipated future revenue, expenses, operating losses, capital requirements and our needs for additional financing.

These forward-looking statements are usually preceded by the words “continue,” “intends,” “will,” “plans,” “expects,” “anticipates,” “estimates,” “believes” or similar expressions. These forward-looking statements represent only our belief regarding future events and rely on assumptions and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from expectations. The following documents, among others, describe these assumptions, risks, uncertainties, and other factors.

You should review factors that could affect our future financial results discussed more fully under “Key Information,” “Information on the Company,” and “Operating and Financial Review and Prospects,” and “Risk Factors,” as well as other information discussed elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission, referred to herein as the SEC.

Any forward-looking statement speaks only as to the date on which that statement is made. Except as required by law, we assume no obligation and do not intend, to update any forward-looking statement to reflect events or circumstances that occur after the date on which the forward-looking statement is made.

PART I

Eurand N.V. is a Netherlands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “Eurand,” the “Company,” “we,” “us,” or “our.” This Annual Report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

	Years Ended December 31,
	2005	2006	2007	2008	2009	2009
	(In thousands, except per share amounts)

Selected Consolidated Statements of Operations Data:
Product sales	€63,139	€69,771	€71,076	€79,932	€99,009	$141,900
Royalties	3,730	3,896	4,373	8,140	10,705	15,342
Development fees	5,386	9,182	9,372	10,464	10,885	15,600

Total revenues	72,255	82,849	84,821	98,536	120,599	172,842
Operating expenses
Cost of goods sold	(44,150)	(47,558)	(49,439)	(53,811)	(61,223)	(87,745)
Research and development(1)	(14,513)	(16,287)	(17,110)	(20,291)	(23,567)	(33,776)
Selling, general and administrative	(11,537)	(14,786)	(21,497)	(30,516)	(37,398)	(53,599)
Income from litigation settlement	—	—	—	24,404	—	—
Amortization of intangibles	(720)	(727)	(788)	(1,361)	(1,368)	(1,960)
Other (expenses) income	(973)	354	(93)	(50)	(415)	(595)

Operating income (loss)	362	3,845	(4,106)	16,911	(3,372)	(4,833)
Interest (expense) income, net	(7,214)	(7,261)	(1,532)	436	360	516
Foreign exchange gains (losses), net	(327)	12	104	(79)	(199)	(285)

(Loss) income before taxes	(7,179)	(3,404)	(5,534)	17,268	(3,211)	(4,602)
Income tax expense	(1,100)	(1,593)	(1,140)	(3,639)	(2,693)	(3,860)

Net (loss) income	€(8,279)	€(4,997)	€(6,674)	€13,629	€(5,904)	$(8,462)

Basic net (loss) income per share	€(3.74)	€(2.19)	€(0.24)	€0.30	€(0.13)	$(0.18)

Diluted net (loss) income per share	€(3.74)	€(2.19)	€(0.24)	€0.29	€(0.13)	$(0.18)

Weighted average shares used to compute basic net (loss) income per share	2,215	2,278	28,367	44,921	46,137	46,137

(1)	Research and development expenses include expenses that can be attributed to co-development projects with our customers that generate development fee revenues and other expenses related to our internal research development projects. The split of cost between these two categories is as follows:

	Years Ended December 31,
	2005	2006	2007	2008	2009	2009
			(In thousands)

Expenses attributable to development fees	€3,807	€5,590	€5,432	€5,892	€6,345	$9,094
Other research and development expenses	10,706	10,697	11,678	14,399	17,222	24,682

Research and development expenses	€14,513	€16,287	€17,110	€20,291	€23,567	$33,776

	As of December 31,
	2005	2006	2007	2008	2009	2009
	(In thousands, except per share amounts)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	€3,423	€5,810	€12,541	€19,146	€16,893	$24,211
Marketable securities	—	—	—	3,592	23,049	33,034
Total assets	110,094	102,946	109,508	133,959	157,889	226,287
Total debt(s)	95,450	63,144	1,551	186	207	297
Total liabilities	116,823	90,213	28,441	31,857	46,315	66,379
Series A redeemable preference shares convertible into ordinary shares	26,844	26,844	—	—	—	—
Series C redeemable preference shares convertible into ordinary shares	—	23,000	—	—	—	—
Total shareholders’ equity (deficit)(1)	(33,573)	(37,111)	81,067	102,102	111,574	159,908

(1)	Our capital stock of €479,000 at December 31, 2009 consisted of 47,856,976 ordinary shares with par value of €0.01 per share compared to €458,000 at December 31, 2008 consisting of 45,751,997 such shares. The increase was the result of the issuance of 2,000,000 ordinary shares in a secondary public offering and the issuance of 104,979 ordinary shares due to the exercise of options under our equity compensation plan for employees.

Exchange Rate Information

We prepare our consolidated financial statements in euros. This annual report contains translations of euros into U.S. dollars at a specified rate, or convenience rate, solely for the convenience of the reader. The convenience rate is 1.4332 U.S. dollars per euro, defined by the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2009. No representation is made that the euro amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all.

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

	U.S. Dollar Per Euro
				Period
Year Ended December 31,	High	Low	Average	End

2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
2006	1.3327	1.1860	1.2563	1.3197
2007	1.4862	1.2904	1.3705	1.4603
2008	1.6010	1.2446	1.4695	1.3919
2009	1.5100	1.2547	1.3957	1.4332

Source: Federal Reserve Bank of New York

The following table sets forth the high and low noon buying rate for the euro for each of the prior six months. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	U.S. Dollar Per Euro
				Period
Month in 2009	High	Low	Average	End

September	1.4795	1.4235	1.4575	1.4630
October	1.5029	1.4532	1.4821	1.4755
November	1.5085	1.4658	1.4909	1.4994
December	1.5100	1.4243	1.4579	1.4332

Month in 2010

January	1.4536	1.3870	1.4266	1.3870
February	1.3955	1.3476	1.3680	1.3660

Source: Federal Reserve Bank of New York

On March 1, 2010, the closing rate was $1.3524 to €1.00.

Capitalization and Indebtedness

Not applicable.

Reasons For the Offer and Use of the Proceeds

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

Except for a net income in 2008 of €13.6 million, which included a gain on settlement of litigation of €24.4 million which is not expected to recur, we have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2009, we had an accumulated deficit of €44.3 million (or $63.5 million). Our net income (losses) were approximately €(6.7) million, €13.6 million and €(5.9) million (or $(8.5) million), in 2007, 2008 and 2009, respectively. In addition, we have made, and expect to continue to make, investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure. We expect to incur increased expenses as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and promote our lead product, ZENPEP® (pancrelipase) Delayed-Release Capsules, which was launched in November 2009.

The commercial launch of ZENPEP in the U.S. commenced in November 2009, but we expect that associated expenses will precede revenues generated by the increased spending. If our launch of ZENPEP is not successful, either because of competition from other PEPs, an inability to build market share, increased selling or other expenses, or other difficulties, we may not generate sufficient revenues from ZENPEP to reach profitability.

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

Risks Related to ZENPEP®

We currently have limited internal sales and marketing capabilities. If we are unable to develop our sales and marketing capabilities on our own, or through contract sales forces or acquisition, we will not be able to fully exploit the commercial potential for ZENPEP® in the U.S.

We have limited sales and marketing experience in the U.S. We anticipate continuing to make significant expenditures to grow our sales force to sell ZENPEP in EPI and expand our marketing capabilities. In order to successfully exploit ZENPEP’s commercial potential, we must successfully market and sell the product against established competitors and work with third-party payors to establish favorable reimbursement for ZENPEP. Any failure to deploy a sales force of sufficient size or inability to effectively operate in the marketplace could adversely impact the commercialization of ZENPEP and there can be no assurance that our marketing efforts will generate significant revenues.

We currently do not intend to sell ZENPEP ourselves outside of the U.S. Therefore, we must enter into arrangements with third parties to perform these services outside of the U.S. We may not be able to effectuate these agreements.

Events or factors that may inhibit or hinder our ZENPEP commercialization efforts include:

•	continuing to develop our own commercial team to support ZENPEP consistent with the uses within its indication could be expensive and time-consuming and could result in high cash burn or reduced profitability;

•	failure to recruit, train, oversee and retain adequate numbers of effective sales and marketing personnel;

•	failure to acquire sales personnel that can effectively obtain access to, or persuade adequate numbers of, physicians to prescribe our products;

•	unforeseen costs and expenses associated with creating or acquiring and sustaining an independent sales and marketing organization;

•	incurrence of costs in advance of anticipated revenues and subsequent failure to generate sufficient revenue to offset additional costs; and

•	failure to understand the nature or needs of the market.

PEPs are lifesaving drugs. The FDA may not remove existing unapproved PEPs from the market in April 2010 even if they have not been FDA-approved. This would cause the level of competition in the PEP market to be significantly greater than we anticipate.

Existing products to treat exocrine pancreatic insufficiency have been marketed in the U.S. since before the passage of the Federal Food, Drug, and Cosmetic Act, or FDCA, in 1938 and, consequently, there are currently marketed PEPs that have not been approved by the FDA. In 1995, the FDA issued a final rule requiring that these PEPs be marketed by prescription only, and, in April 2004, the FDA mandated that all manufacturers of EPI drug products file an NDA and receive approval for their products by April 2008 or be subject to regulatory action. In October 2007, the FDA published a notice in the Federal Register extending the deadline within which to obtain marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were (a) marketing unapproved pancreatic enzyme products as of April 28, 2004, (b) submitted NDAs on or before April 28, 2009 and (c) who continue diligent pursuit of regulatory approval.

Despite the FDA’s announcement, its position is non-binding, and the agency may not pursue regulatory action against companies that fail to meet any applicable deadline. If the FDA does not enforce its stated positions by the applicable deadline, the level of competition that ZENPEP will face will be significantly greater than we anticipate. In addition, the FDA could change its position or suspend enforcement again as it did in October 2007.

Although we anticipate, based on the FDA’s announced position, a reduction in the number of marketed products aimed at the treatment of exocrine pancreatic insufficiency, this decline in competition may not occur. The fact that PEPs are lifesaving drugs may influence the FDA’s action for any of our competitors’ product candidates, particularly if it would result in two or fewer products on the market for the treatment of exocrine pancreatic insufficiency.

The level of competition that ZENPEP will face from these products in the U.S. will depend on whether and how many manufacturers of these products maintain them on the market after the applicable date, when and whether the FDA requests the withdrawal of unapproved products or simply addresses the manufacture, and whether manufacturers obtain approval for their NDAs by the deadline set by the FDA and, if they are unable to do so, whether the FDA takes regulatory action against these manufacturers if they do not exit the market and the nature of any such action, as the FDA did in 2007.

ZENPEP® competes with currently marketed products for exocrine pancreatic insufficiency, to the extent such products are either approved or permitted to remain on the market, and our competitors may have more resources available to them than us.

ZENPEP competes with currently marketed products for exocrine pancreatic insufficiency. This competition could affect the market acceptance of ZENPEP or require us to lower the price of ZENPEP, which would negatively impact our margin and our ability to achieve profitability. Other companies with existing PEPs include Solvay

Pharmaceuticals acquired by Abbott Laboratories or Solvay/Abbott; Axcan Pharmaceuticals, or Axcan, whose coated product, i.e. a product that has been coated to protect the enzymes from degradation resulting from acids in the stomach, has been licensed from us; and McNeil Consumer Specialty, a subsidiary of Johnson & Johnson. In addition, we understand that other commercial entities have or have had synthetic product candidates in clinical development that could compete with ZENPEP. These and other companies may have greater resources available than we do to support their products.

Solvay announced approval in May 2009 for its reformulated PEP, Creon®. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA. Axcan has not yet received approval for its Ultrase NDA and we are unable to predict whether Axcan will receive approval. The Ultrase product which is currently marketed and awaiting approval has been licensed to Axcan by us. We receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product. The Creon and Ultrase products compete with ZENPEP.

If we or our collaboration partners outside of the U.S. are unable to commercialize ZENPEP® or experience significant delays in doing so, our growth prospects will be materially harmed.

We have invested significant time and financial resources in the development of ZENPEP. We currently intend to out-license commercial rights to ZENPEP outside the U.S., including Europe and Asia. Our ability or that of our collaboration partners, to successfully develop and commercialize ZENPEP will depend on numerous factors, including:

•	our ability to find commercial partners with the appropriate resources to efficiently commercialize the product and enter into agreements on commercially reasonable or commercially viable terms and conditions;

•	our ability to coordinate global regulatory approval for the product in a consistent and effective manner;

•	successfully completing any trials and tests required by applicable regulatory authorities;

•	receiving marketing approvals from applicable regulatory authorities;

•	continued operation of our manufacturing facilities, and our raw material suppliers, in compliance with current good manufacturing practice regulations, or cGMP;

•	establishing favorable pricing from regulatory authorities outside of the U.S.; and

•	obtaining commercial acceptance of ZENPEP from the medical community and third-party payors.

Any of the foregoing factors would cause us or our licensees to be unable to commercialize ZENPEP in the timeframe anticipated or at all. Any such delay or failure would cause our product revenues to suffer.

Even though ZENPEP® has received regulatory approval for marketing in the U.S., and we have met significant milestones necessary to achieve marketing authorization in several venues, we may not succeed in obtaining regulatory approval for ZENPEP from other regulatory agencies. Without regulatory approval from other regulatory agencies, we will be unable to commercialize ZENPEP to its full potential and our growth prospects will be materially impaired.

ZENPEP is subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. For example, to obtain regulatory approval for our lead product, ZENPEP, a new porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency, or EPI, clinical trials must demonstrate that our product is safe and effective for use in humans.

We evaluated ZENPEP in patients suffering from EPI secondary to Cystic Fibrosis in two Phase III clinical trials. Our pivotal Phase III clinical trial was completed in November 2006 and evaluated ZENPEP in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated ZENPEP in patients between the ages of 1-6. At the FDA’s request, we completed a bioavailability study, the results of which were included in the submission of our NDA for ZENPEP. We also conducted a Phase II/III Clinical Study comparing the safety and efficacy of two doses of ZENPEP for fat absorption in adult CP patients with EPI. The results of that study were announced in November 2009.

With regard to our U.S. regulatory submissions, we completed the rolling submission of our NDA for ZENPEP in December 2007 and the NDA filing was accepted and granted priority review in February 2008. In June 2008 we received an approvable letter from the FDA. We and our raw material supplier, Nordmark Arzneimittel GmbH & Co., responded to the deficiencies identified in the letter in late 2008. We received a complete response letter in January 2009 and were issued a late second quarter 2009 PDUFA date. In June 2009, the FDA notified us that it had extended the June 2009 PDUFA date by three months. On August 27, 2009, the FDA approved ZENPEP for sale in the U.S. for the treatment of EPI.

With regard to our European regulatory submissions, we filed with the Pediatric Committee, or PDCO, our Pediatric Investigational Plan, or PIP, for ZENPEP in June 2008 and the PIP was validated in July 2008. In September 2008 we received the PDCO Summary Report with the Request for Modification. We responded to the Request for Modification in March 2009, and we met with EMEA in late 2009 to discuss our submission. We recently received feedback from the EMEA on the clinical and regulatory path forward for ZENPEP in light of the EMEA’s recent guidelines. Based on the recommendation of the EMEA we expect to initiate a Phase III study in Europe in the second half of 2010. Satisfaction of regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. Even though we have completed two Phase III clinical trials and one Phase II/III Clinical Study in the U.S. with respect to ZENPEP, we may never succeed in obtaining approval from the EMEA or any other applicable regulatory authority. Furthermore, since we currently intend to market ZENPEP directly in the U.S. and to out-license commercial rights to ZENPEP in many jurisdictions outside the U.S., we must obtain regulatory approval in each non-U.S. jurisdiction, which vary in their approval procedures, requirements and review. ZENPEP may fail to receive and maintain regulatory approval in certain jurisdictions for many reasons, including:

•	our failure to demonstrate to the satisfaction of the EMEA or any other applicable regulatory authority that ZENPEP is safe and effective for a particular indication;

•	our inability to demonstrate that the benefits of ZENPEP outweigh its risks;

•	disagreement of the EMEA or any other applicable regulatory authorities with the manner in which we interpret the results from clinical trials;

•	failure of the EMEA or any other applicable regulatory authorities to approve our manufacturing processes or facilities; and

•	a change in the approval policies or regulations of the EMEA or any other applicable regulatory authority, or a change in the laws governing the approval process.

If we are unable to obtain adequate reimbursement for ZENPEP® from government health administration authorities, private health insurers and other organizations, ZENPEP may be too costly for regular use and our ability to generate revenues would be harmed.

ZENPEP was only recently approved by the FDA, and accordingly, we have limited insurance coverage and third-party reimbursement policies for ZENPEP. Our future revenues and profitability will be adversely affected if governmental, private third-party payors and other third-party payors, including Medicare and Medicaid, do not sufficiently defray the cost of ZENPEP to the consumer. If these entities do not provide coverage and reimbursement for ZENPEP or determine to provide an insufficient level of coverage and reimbursement, ZENPEP may be too costly for general use, and physicians may not prescribe it. Many third-party payors cover only selected drugs, making drugs that are not preferred by such payor more expensive for patients, and often require prior authorization or failure on another type of treatment before covering a particular drug.

In addition to potential restrictions on coverage, the amount of reimbursement for our products may adversely affect results of operations. In the U.S. and elsewhere, there have been, and we expect there will continue to be, actions and proposals to control and reduce healthcare costs. Government and other third-party payors are challenging the prices charged for healthcare products and increasingly limiting and attempting to limit both coverage and level of reimbursement for prescription drugs.

If adequate coverage and reimbursement by third-party payors is not achieved, our ability to successfully commercialize ZENPEP may be adversely impacted. While prior to fully establishing reimbursement, we intend to deploy marketing strategies designed to make ZENPEP affordable for patients, this delays revenue. In the event we are not able to successfully deploy such strategies, the market share of ZENPEP, and our revenue may suffer. Any limitation on the use of ZENPEP or any decrease in the price of ZENPEP will have a material adverse effect on our business.

Risks Related to Our Business

We depend on the success of our existing products. If we are unable to maintain our existing arrangements with our licensees or fail to establish new licensing arrangements, our business and growth prospects will suffer.

Product sales and royalties of our top ten products accounted for approximately 68%, 67% and 72% of our total revenues in 2007, 2008 and 2009, respectively. We depend on our arrangements with licensees and marketing collaborators to sell the majority of our products. If our licensees or marketing collaborators discontinue sales of our products, seek alternative or additional suppliers for the same or similar products or fail to satisfy their obligations under their agreements with us, or we are unable to establish new licensee and marketing relationships, our growth prospects would be materially harmed. For example, in 2006, a large customer for one of our cardiovascular products brought in a second supplier of the product, reducing their purchases from us by approximately €2.0 million. In addition, if our licensees and marketing collaborators do not manage their inventory levels successfully, it could negatively impact our business and increase the volatility of our operating results. For example, in 2004, one of our major customers built up inventory levels of a product we supply to them; accordingly, their purchases in 2005 were substantially less than anticipated.

In addition, we may develop a proprietary product that competes directly with products that we currently supply to our existing licensees. This may have an adverse effect on our relationship with our licensees. For example, ZENPEP competes directly with existing PEPs that we supply to Axcan in the U.S. Alternatively, a licensee could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our arrangement that could affect such licensee’s ability to perform its obligations under their agreement with us. The loss of licensees could materially adversely affect our business and financial condition.

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

We have a few key suppliers and the loss of one of these suppliers could interrupt the manufacturing of one or more of our products. Some of such suppliers are our sole source for key materials.

The FDA, EMEA and other applicable regulatory agencies each require us to identify to them any supplier of materials used in our products. We currently have a non-exclusive supply agreement with Nordmark Arzneimittel GmbH & Co, or Nordmark, under which Nordmark manufactures and supplies us with the pancreatin used in our ZENPEP formulation. Nordmark is currently our sole source for the pancreatin used in ZENPEP. We also rely on a sole source for two coating materials, Ethocel and Shellac, used in our Diffucaps and Microcaps technologies. We have short term contractual agreements with these sole source suppliers. In the event that we are unable to obtain these materials from our current suppliers on acceptable terms, and are required to replace these products with alternatives, if such exist, the FDA or the EMEA may require additional testing and prior review and approval before they permit us to use the new supplier. It would typically take one year or more to identify and approve a new supplier. The loss of one of our current suppliers or any significant decrease or interruption in supply could interrupt the manufacture of our products. Furthermore, the FDA or the EMEA could extend these delays in situations where it requires approval of an alternative supplier. The loss of one of these sole suppliers could have a material adverse effect on our business.

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

Developing pharmaceutical products is expensive, and there is typically a significant amount of time prior to realizing a return on an investment in product development, if a return is realized at all. In 2007, 2008 and 2009, our research and development expenses were €17.1 million, or approximately 20% of our total revenues, and €20.3 million, or approximately 21% of our total revenues and €23.6 million (or $33.8 million), or approximately 20% of our total revenues, respectively.

To obtain regulatory approval for the sale of any product candidates, extensive clinical trials must demonstrate that our products are safe and effective for use in humans. Clinical trial costs are included in our research and development expenses and may take years to complete. We cannot be sure that we or our collaboration partners will complete clinical testing within the time we anticipate or that we or they will be able to do so without requiring significant resources or expertise in excess of what we anticipate. Completion of clinical trials depends on various factors, including the indication and size of the patient population and its proximity to clinical sites, the nature of the clinical protocol, the eligibility of the criteria for trial, competition for trial patients, availability of sufficient quantities of a product candidate, the assistance of third parties, regulatory compliance and adequate financial resources.

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

We rely in large part on third parties such as contract research organizations, or CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. For example, we used CROs to monitor, supervise and compile data on our clinical trials for ZENPEP. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP, and the investigational plan and protocols contained in the relevant regulatory application, such as the investigational new drug application. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or prevented.

There is a high risk that our product candidates will not have successful clinical trial results and will not advance to the regulatory approval stage.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, the EMEA, or other applicable regulatory authorities, in adequate, well-designed and properly conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure or delay of one or more of our or our collaborators’ clinical trials may occur at any stage of testing. Historically, favorable results from preclinical studies and early clinical trials have often not been confirmed in later clinical trials. Many companies in the pharmaceutical industry have experienced significant setbacks in advanced clinical trials or during the regulatory approval process, despite promising results. The effects of our product candidates may be different than expected or may include undesirable side effects that delay, extend or preclude regulatory approval or limit their commercial use if approved.

A number of events or factors, including any of the following, could delay the completion of our and our collaborators’ ongoing and planned clinical trials and negatively impact our ability to market and sell, a particular product or product candidate, including the recently approved ZENPEP:

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

All of our product candidates must successfully complete development and gain regulatory approval before we or our collaborators can market them. Of the large number of products in development, only a small percentage result in the submission of a new drug application, or NDA, to the FDA or EMEA, and even fewer are approved for commercialization. If the safety and efficacy of our product candidates is not demonstrated, the required regulatory approvals to commercialize these product candidates will not be obtained. Any product candidate that we or our collaborators seek to commercialize is subject to extensive regulation by the FDA, EMEA and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. In the U.S. and in many other jurisdictions, rigorous preclinical studies and clinical trials and an extensive regulatory review process must be successfully completed before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.

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

Regulatory approval of a product candidate in any jurisdiction is unpredictable. Despite guidance from the FDA, EMEA or other applicable regulatory agencies, there is no guarantee of obtaining approval. In addition, standards enunciated by regulatory agencies are constantly subject to change as a result of factors outside of our control. Our growth prospects will be materially impaired as a result of any delay in, or failure to receive, required regulatory approval for some or all of our product candidates.

Failure to obtain regulatory approval for our products in our markets and to retain approvals already granted will prevent us from marketing or licensing our products in these markets.

Sales of our products outside the U.S. and any of our product candidates that are commercialized are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our products and product candidates in markets outside the U.S. will be subject to regulatory clearances in those jurisdictions.

Approval and other regulatory requirements vary by jurisdiction and may differ from the U.S. requirements. We may be required to perform additional preclinical or clinical studies even if FDA approval has been obtained. In addition, failures in European preclinical or clinical studies could impact our filings in the U.S. Many countries also impose product standards, packaging and labeling requirements and import restrictions on our products. The approval by government authorities outside of the U.S. is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

In addition, changes in regulatory requirements can affect the commercial success of our existing products. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the U.S. In 2009, revenues from product sales and royalties to Axcan in the U.S. accounted for 31% of our total revenues. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. In addition, the FDA has indicated that it will continue to exercise enforcement discretion with respect to unapproved pancreatic enzyme drug products until April 2010, if the manufacturers have INDs on active status on or before April 2008, and have submitted NDAs on or before April 2009. We are unable to predict whether Axcan will receive approval of a NDA for their products by the deadline set by the FDA. Axcan has filed a NDA with the FDA in respect of the PEP we supply to them and, if such product is approved for sale in the U.S., we would supply such product to them. If Axcan is unable to meet the FDA’s requirements by the applicable deadline, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to this company in the U.S.

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

•	difficulty in large-scale manufacturing;

•	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•	insufficient or unfavorable levels of coverage or reimbursement from government or third-party payors;

•	infringement on proprietary rights of others for which we have not received licenses;

•	incompatibility with other drugs;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	lack of cost-effectiveness; and

•	timing of market introduction of competitive products.

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

After receipt of initial regulatory approval, each of our products remains subject to extensive post-approval regulatory requirements, including requirements relating to manufacturing, labeling, packaging, post-approval clinical requirements, adverse event reporting, Risk Evaluation & Mitigation Strategies (REMS), storage, advertising, promotion, distribution and record-keeping. Furthermore, if we receive regulatory approval to market a particular product candidate, the product will also remain subject to the same extensive regulatory requirements. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses and render the approved product candidate not commercially viable. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of such approved product or its withdrawal from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we or our collaborators fail to comply with the regulatory requirements of the FDA, the EMEA and other applicable regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

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

If we or our collaborators are slow or unable to adapt to changes in existing regulatory requirements or the promulgation of new regulatory requirements or policies, we or our collaborators or licensees may lose marketing approval for our products, resulting in decreased revenue from milestone payments, product sales or royalties and may potentially impact our ability to conduct business in the future.

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

Moreover, many states have enacted laws dealing with fraud and abuse, false claims, the distribution of prescription drug, drug samples and gifts, and the calculation of best price. These laws typically mirror the federal laws but in some cases, the state laws are more stringent than the federal laws and often differ from state to state, making compliance more difficult. We expect more states to enact similar laws, thus increasing the number and complexity of requirements with which we would need to comply.

Compliance with this body of laws is complicated, time consuming and expensive. We are a relatively small company that only recently began directly commercializing pharmaceutical products. As such, we have very limited experience in developing and managing, and training our employees regarding, a comprehensive healthcare compliance program. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Failure to comply with all potentially applicable laws and regulations could lead to penalties such as the imposition of significant fines, debarment from participating in drug development and marketing and the exclusion from government-funded healthcare programs. The imposition of one or more of these penalties could adversely affect our revenues and our ability to conduct our business as planned.

In addition, the Federal False Claims Act, which allows any person to bring suit alleging the submission or the causing of submission of false or fraudulent claims for payment under federal programs and other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like us may have to defend a false claim action. We could also become subject to similar false claims litigation under state statutes. If we are unsuccessful in defending any such action, such action may have a material adverse effect on our business, financial condition and results of operations.

Rapid technological change could make our products, product candidates or technologies obsolete.

Pharmaceutical technologies and products are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and pharmaceutical technologies uncompetitive or obsolete. The products and technologies of our competitors may be more effective than the products, product candidates and technologies developed by us. As a result, our products and product candidates may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized product. We are aware of other pharmaceutical companies that are developing competing technologies, which could render ZENPEP obsolete. For example, other pharmaceutical companies, including Biovitrum, Meristem and Solvay/Abbott, have or had been developing microbial or synthetic enzyme products for the treatment of EPI. Altus announced in a November 2006 press release that it planned to initiate a Phase III clinical trial for its PEP in the second quarter of 2007. In late 2008, Altus announced it was suspending development of its synthetic enzyme product for the treatment of EPI. In mid 2009 Alnara Pharmaceuticals Inc. announced that it had acquired the Altus synthetic enzyme product from the Cystic Fibrosis Foundation and was preceding with additional clinical development. Biovitrum announced in its full year report for 2006 that its PEP was in Phase II. Meristem announced on its website that the Phase I safety study and two Phase II studies for its PEP were complete and that the product was currently undergoing formulation optimization testing. If successful, such competing products could limit the potential success of ZENPEP, and our growth prospects will be materially impaired.

We depend on our senior management and other key personnel to manage the growth of our business, and if we fail to attract and retain additional key personnel, we may not be able to expand our business or manage our growth effectively.

Our success depends significantly upon the continued service and performance of our senior management and other key personnel. High demand exists for senior management and other key personnel in the pharmaceutical industry. The loss of any of these people may negatively impact our ability to manage our company effectively and to carry out our business plan. In particular, we rely on the contributions of our senior management team, which consists of Gearóid Faherty, our Chief Executive Officer and Chairman, Mario Crovetto, our Chief Financial Officer, John Fraher, our Chief Commercial Officer, and Manya S. Deehr, our Chief Legal Officer and Corporate Secretary, and their continued service is critical to our success. Our senior management team is responsible for the development and implementation of our business strategy. Other key personnel include Michael Walters, Executive Vice President, Ruth Thieroff-Ekerdt, M.D., Chief Medical Officer and Robert Becker, M.D., Chief Research Officer. The loss of service of any member of our senior management team or key personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates. Of our senior management team, only Mr. Faherty and Mr. Walters have employment agreements. Notwithstanding his employment agreement, Mr. Faherty may resign at any time.

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

We frequently enter into co-development agreements to create relationships for the purpose of exploring development opportunities with collaboration partners. In 2009, we entered into four co-development agreements with various collaborators and we continue to negotiate additional co-development agreements. In general, our co-development agreements involve feasibility studies and early-stage development activities whereby we receive an hourly service fee for research and development and, in some instances, may receive additional milestone payments based on the achievement of certain development goals within specified timeframes. Accordingly, our receipt of revenue in a given period during the development phase is dictated in part by the speed at which development goals are met and the time and resources that a collaboration partner wishes to dedicate to development in such period. In some instances, we and our collaboration partner decide to negotiate and include provisions in a co-development agreement that will govern our relationship from development through commercialization. In other instances, we and our collaboration partner elect to define our relationship for the development phases and, if development is promising, may elect to enter into a subsequent agreement that further defines our relationship for subsequent periods of a product’s or product candidate’s life. The likelihood of completing development or progressing past development is highly uncertain notwithstanding the inclusion of provisions that govern the relationship through commercialization. Thus, the existence of such provisions, which could provide for the payment of royalties and sales milestones based on the success of the product, is not indicative of the likelihood that we will receive such payments. We believe we are not substantially dependent on any of our co-development agreements individually; however, the maintenance of such relationships is important to our growth prospects because of the potential that a co-development relationship could evolve into a licensing and supply relationship that could generate significant revenue from licensing fees, product sales, sales milestone payments and/or royalties.

Our obligations under our co-development agreements can include performance of development activities, such as feasibility studies, formulation optimization, stability testing and scale-up of the manufacturing process, supply of the product to the collaborator for clinical testing, assistance in the preparation of regulatory filings by our collaborator and supply of the product for sale by our collaborator. If we fail to meet certain of these obligations, we may lose our rights to certain development fees and future royalty and milestone payments, and our collaboration partners may have the right to terminate the agreement. In addition, many of our agreements allow for the collaboration partner to terminate the agreement with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. We have completed work under some of these agreements without developing a commercial product and, based on past experience, it is likely that a number of these agreements will not progress to the stage where the product is actually commercialized. In addition, even if our collaborators choose not to terminate an agreement, the risk still remains that the collaborator could decide not to launch a particular product. The loss of a collaboration partner, as a result of either our failure to meet our obligations or early termination by the collaboration partner could affect our results of operations and future growth prospects.

Furthermore, our success is in part based upon a reputation that we are an attractive collaborator for leading pharmaceutical companies seeking to enhance existing products or to develop new products. For example, one of our co-development products, EUR-1000, is being developed in collaboration with GlaxoSmithKline, or GSK (acquired Reliant Pharmaceuticals in December 2007), and Amrix® is being commercialized in collaboration with Cephalon, Inc. (acquired Amrix from ECR Pharmaceuticals in August 2007). If we fail to meet our obligations under these and other existing co-development agreements, we may diminish our reputation and decrease our potential future co-development opportunities.

If we are not successful in establishing and maintaining additional co-development relationships, our growth prospects will be materially harmed.

An important element of our business strategy is to establish co-development relationships with third parties to co-develop particular products or to accelerate the development of some of our early-stage product candidates. The process of establishing new co-development relationships is difficult, time-consuming and involves significant uncertainty. We face, and will continue to face, significant competition in seeking appropriate collaboration partners. Moreover, if we do establish co-development relationships, our collaborators may fail to fulfill their responsibilities or may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. In many cases, our collaborators may terminate their relationships with us with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. If we are unable to establish and maintain co-development arrangements on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, seek regulatory approval or undertake commercialization activities at our own expense or find alternative sources of funding, and our growth prospects will be materially harmed.

We rely on our collaboration partners and licensees to successfully commercialize products using certain of our technologies, and we cannot control the actions of such collaborators and licensees. If we, our collaboration partners or licensees are unable to commercialize our co-development product candidates or if we, our collaboration partners or licensees experience significant delays in such commercialization, our growth prospects will be materially harmed.

Our arrangements with collaboration partners and licensees are critical to our success in bringing certain of our products and product candidates to market. In particular, we have invested and expect to continue investing significant time and financial resources in the development of our co-development products. We depend on our collaboration partners to conduct preclinical studies and clinical trials, as may be necessary, and to provide funding for our development of these product candidates. Furthermore, in most instances we rely on collaborators to commercialize our co-development products. If we or a significant number of our collaborators are unable to commercialize our co-development products or experience significant delays in such commercialization, our growth prospects will be materially harmed. The successful commercialization of a product or product candidate will depend on numerous events or factors, including:

•	successfully completing preclinical studies and clinical trials and any additional trials and tests required by the FDA, the EMEA or other applicable regulatory authorities;

•	receiving marketing approvals, to the extent required, from the FDA, the EMEA or other applicable regulatory authorities; and

•	obtaining commercial acceptance, if approved, from the medical community and third-party payors

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

Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. Accounting for acquisitions can require impairment losses or restructuring charges, large write-offs of in-process research and development expenses and ongoing amortization expenses related to other intangible assets. We also may incur unexpected or contingent liabilities in connection with acquisitions. In addition, integrating acquisitions can be difficult, and could disrupt our business and divert management resources. If we are unable to manage the integration of any acquisitions successfully, our ability to develop new products and continue to expand our product pipeline may be impaired.

We are exposed to political, economic and other risks that arise from operating a multinational business.

We have operations in several different countries. For the years ended December 31, 2007, 2008 and 2009, approximately 60%, 52% and 39% of our total revenues, respectively, were derived from sources outside the U.S. We are therefore exposed to risks inherent in international operations. These risks include, but are not limited to:

•	changes in general economic, social and political conditions;

•	adverse tax consequences;

•	the difficulty of enforcing agreements and collecting receivables through certain legal systems;

•	inadequate protection of intellectual property;

•	required compliance with a variety of laws and regulations of jurisdictions outside of the U.S., including labor and tax laws;

•	customers outside of the U.S. may have longer payment cycles;

•	changes in laws and regulations of jurisdictions outside of the U.S.; and

•	terrorist acts and natural disasters.

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

We are exposed to fluctuations in currency from purchases of goods, services and equipment and investments in other countries and funding denominated in the currencies of other countries. In particular, we are exposed to the fluctuations in the exchange rate between the U.S. dollar and the euro. During 2009, approximately 70% of our total revenues were denominated in U.S. dollars, while the remainder was denominated in euros. We anticipate that the majority of revenue from commercialization of our products and product candidates will be in U.S. dollars and euros. Fluctuations in currency exchange rates may affect our results of operations and the value of our assets and revenues, and increase our liabilities and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For example, in 2009, we experienced a positive foreign exchange effect on revenues of approximately 3.5%. Changes in currency exchange rates may affect the relative prices at which we and our competitors sell products in the same market. Changes in the value of the relevant currencies also may affect the cost of goods, services and equipment required in our operations.

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

Our competitors may be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our product; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with ZENPEP, EUR-1025, Amrix®, Lamictal® ODTtm, co-development products such as EUR-1000, or other products that we have developed or may in the future develop. For example, in 2007 Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates. Competing technologies include the multiple-particle systems of Watson, Biovail and Elan; the controlled-release tablet technologies of Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Solvay/Abbott. The products derived from these technologies may be safer or more efficacious than our products and product candidates.

Potential products being tested in the U.S. and Europe of which we are not currently aware may also compete with product candidates using our drug formulation systems. Our collaboration partners could choose a competing drug formulation system to use with their drugs instead of ours. In addition, our collaboration partners themselves face competition with other major pharmaceutical companies on products using our drug formulation technologies, which could adversely impact the potential for our technologies and co-development products, as well as our royalty revenues and business and financial condition.

Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we have. Many of them also have more experience than we do in preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals or, as with some competitors, are already established in the market. In addition, their success in obtaining patents may make it difficult or impossible for us to compete with them.

Major technological changes can happen quickly in the drug formulation and pharmaceutical industries. Our competitors’ development of technologically improved or different products may make our technologies and product candidates obsolete or noncompetitive.

In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products. Some of these products may target the same diseases and conditions that are the focus of our drug development programs. For example, Axcan, whose coated PEP product has been licensed from us, has filed an NDA for the product with the FDA. If approved, Ultrase would compete with ZENPEP.

Our revenue is currently dependent upon a small number of customers, the loss of any one of which could have a material adverse impact on our business, financial condition and results of operations.

Our revenue is currently dependent upon a small number of customers. Our top two customers together accounted for 27%, 29% and 38% of total revenues in 2007, 2008 and 2009, respectively, and 11%, 16% and 43% of the accounts receivable balance as of December 31, 2007, 2008 and 2009, respectively. Our largest customer, Axcan, accounted for 17%, 23% and 31% of total revenues in 2007, 2008 and 2009, respectively, and 8%, 7% and 37% of the accounts receivable balance as of December 31, 2007, 2008 and 2009, respectively. Our second largest customer in 2007 was GSK, and Cephalon in both 2008 and 2009, and each accounted for 10%, 7% and 8% of our total revenues, respectively. The loss of either of our top two customers could have a material adverse effect on our business, financial condition and results of operations. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the U.S. The FDA has indicated that it will require the removal from the U.S. market by April 2010 of PEPs that do not have approved NDAs under its recently published guidance. We are unable to predict whether Axcan will receive approval of a NDA for its product by the April 2010 deadline set by the FDA. If Axcan is unable to meet the FDA’s requirements by April 2010, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to this customer in the U.S. Additionally, our recently approved product ZENPEP will compete with Axcan’s product.

Approximately 61% of employees are represented by collective bargaining or other labor agreements or arrangements, and we could face labor disruptions that would interfere with our operations.

Approximately 61% of our employees are represented by collective bargaining or other labor agreements or arrangements that provide greater bargaining or other rights to employees than do the laws of the U.S. Such employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or carrying out staff reductions. In addition, many of our employees are located in Italy and France, where national strikes occur, and our employees may strike even if they do not have a grievance against us. While we believe that our relations with our employees are satisfactory, worker disruption on a local or national level or a significant dispute with our employees could have a material adverse effect on our business, financial position, results of operations and cash flows.

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

We try to protect our proprietary position by, among other things, filing U.S., European and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our technology portfolio. Currently, our patent portfolio consists of over 390 issued patents and nearly 310 pending applications, and it includes patents which protect our Diffucaps®, Microcaps®, AdvaTab®, Biorisetm bioavailability enhancement, and polymer conjugation technologies. In addition, we believe features of EUR-1025 and our co-development products and product candidates are specifically covered by certain patents or patent applications in our portfolio.

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

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. and various European countries. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Additionally, the nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

Although we have sought to enhance our proprietary position for ZENPEP®, particularly our regulatory exclusivity and patent position, we may not ultimately receive additional issued patents or related patent rights.

We have five years of regulatory exclusivity until August 2014 for ZENPEP in the U.S. In addition, we have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of ZENPEP and, on February 9, 2010, the U.S. Patent and Trademark Office granted U.S. Patent No. 7,658,918, entitled “STABLE DIGESTIVE ENZYME COMPOSITIONS”. This patent should provide us with coverage on ZENPEP until at least February 20, 2028. We also have four pending patent applications in the U.S. as well as an international application under the Patent Cooperation Treaty, or PCT, and national patent applications in Argentina, Chile and Taiwan with claims related to ZENPEP. The PCT will provide priority for any foreign applications designated under the PCT upon which we may file for inventions. The applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We also maintain as trade secrets or know-how certain of the technology used in developing or manufacturing ZENPEP.

Regardless of our efforts to enhance our proprietary position for ZENPEP, we may not ultimately receive any additional issued patents or related patent rights, and even if we do, such patent protection may not prevent our competitors from developing similar products that are not covered by such patent(s). The disclosure to, or independent development by, a competitor of certain trade secrets or know-how could materially adversely affect any competitive advantage we may have over any such competitor.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position. For example, while we have filed for patent protection for commercial aspects of ZENPEP in the U.S. and abroad, we also currently maintain as trade secrets or know-how certain of the technology used in developing or manufacturing ZENPEP. We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our collaboration partners, licensees, employees and consultants. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

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

In addition to infringement claims against us, we have been and may in the future become a party to other patent litigation or proceedings, including interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in the European Patent Office regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships.

We are involved in four patent infringement actions filed in response to four Paragraph IV Certification Notice Letters received in October and November 2008 and June 2009 regarding an Abbreviated New Drug Application (ANDA) submitted to the FDA by Mylan Pharmaceuticals, Inc., Barr Pharmaceuticals, IMPAX Pharmaceuticals, Inc. and Anchen Pharmaceuticals, Inc. requesting approval to market and sell a generic version of the 15 mg and 30 mg strengths of Amrix® (Cyclobenzaprine Hydrochloride Extended-Release Capsules). Each of the companies alleged in their respective notice letters that the U.S. Patent Number 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to us is invalid, unenforceable and/or will not be infringed by the respective company’s manufacture, use or sale of the product described in its ANDA submission. The Eurand patent covers extended-release formulations containing the muscle relaxant cyclobenzaprine and expires on February 26, 2025. In the event that Cephalon and Eurand are unable to maintain the patent against the four infringers, Cephalon has a three-year period of marketing exclusivity for Amrix® that extends until February 2010. However, thereafter, Amrix® could be subject to generic competition which would significantly reduce our royalty stream from the product.

The following issued European patents are currently subject to opposition procedures before the European Patent Office:

•	EP 1058538 for Fast Disintegrating Tablets;

•	EP 01335706 for Process for the Production of Microspheres of Pancreatic Enzymes with High Stability.

In a recent opposition procedure before the European Patent Office, European patent 0914818 for Intraorally Rapidly Disintegrable Tablet was recently revoked. An appeal of that decision is in process.

Post-issuance oppositions are not uncommon. We and our collaborator are defending our interests in these opposition procedures, and are prepared to appeal adverse decisions. We also believe our freedom to operate or our ability to commercialize any products will not be adversely affected if we or our collaborator are unsuccessful in any of our defenses.

Risks Related to Our Industry

We must comply with the laws, regulations and rules of many jurisdictions relating to the healthcare business, and if we are unable to fully comply with such laws, regulations and other rules, we could face substantial penalties. In addition, there are substantial healthcare regulatory reform proposals under consideration in the U.S. which, if approved, could significantly affect our business.

We are or will be, directly or indirectly through our customers, subject to extensive regulation by the various jurisdictions in which we may conduct our business, including the U.S. and the European Union. The laws that directly or indirectly affect our ability to operate our business include the following:

•	the anti-kickback laws that prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid in the U.S.;

•	other healthcare laws, including Medicare laws in the U.S., regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•	laws and regulations, including the U.S. False Claims Act, which impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

•	laws and regulations, including the U.S. False Statements Act, which prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	state law equivalents and comparable laws in countries outside of the U.S., including laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations; and

•	laws governing manufacturing and clinical testing of products.

If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of such laws, regulations, rules or policies changes, we may be subject to civil and criminal penalties, damages, fines, disbarment, exclusion from the Medicare and Medicaid programs and curtailment or restructuring of our operations. Similarly, if our customers are found noncompliant with applicable laws, they may be subject to sanctions, which could negatively impact us. Any penalties, damages, fines, curtailment or restructuring of our operations would harm our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many such laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions may be open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management resources from the operation of our business and damage our reputation.

If the government or third-party payors fail to provide coverage and adequate payment rates for our products, the products of our collaboration partners or our future products, if any, our revenues and our prospects for profitability will be harmed.

Third-party payors, which include governments and private health insurers, increasingly are challenging the prices charged for medical products and services. In their attempts to reduce health care costs, they have also limited their coverage and reimbursement levels for new pharmaceutical products. In some cases, they refuse to cover the costs of drugs that are not new but are being used for newly approved purposes. Patients who use a product that we may develop might not be reimbursed for its cost. If third-party payors do not provide adequate coverage and reimbursement for our products, or those of our collaboration partners, or for our future products, doctors may not prescribe these products or patients may not use them. In addition, many third-party payors have implemented other drug cost-containment efforts that include drug utilization review, or prior authorization, for drug formularies and comparative effectiveness studies as well as increases in patient out-of-pocket expenses for more expensive and non-preferred drugs, and such measures may potentially impact the commercial viability or delay the launch of one of our products or those of our customers.

In some countries, particularly those of the European Economic Area, or EEA, the pricing of prescription pharmaceuticals can be subject to government control, often resulting in lower pricing or reimbursement rates than in the U.S. market. For the years ended December 31, 2007, 2008 and 2009, approximately 47%, 40% and 29% of our revenues were derived in EEA countries, respectively, and those derived Germany represented 21%, 17% and 9% and the United Kingdom represented 12%, 10% and 8%, of our revenues, in the same periods, respectively. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing of a product on the market. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares cost-effectiveness of our product candidate with other available products. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

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

Government authorities in many of our target markets have, from time to time, proposed legislation that would permit more widespread re-importation of drugs into jurisdictions in which we sell our products. This could include re-importation from countries where the drugs are sold at lower prices than in jurisdictions in which we sell our products. Such legislation, or regulatory changes of a similar nature, could lead to a decrease in the price we receive for any approved products, which, in turn, could impair our ability to generate revenues. Alternatively, in response to such legislation and to minimize the risk of re-importation, we might elect not to seek approval for or market our products in certain jurisdictions, which could also reduce the revenue we generate from our product sales. For example, the Medicare Prescription Drug legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug re-importation from Canada into the U.S. under some circumstances, including when the drugs are sold at a lower price than in the U.S. The Secretary retains the discretion not to implement a drug re-importation plan if he finds that the benefits do not outweigh the cost. Proponents of drug re-importation may attempt to pass legislation that would directly allow re-importation under certain circumstances. If legislation or regulations were passed allowing for the re-importation of drugs, the existence of lower cost alternatives could affect the prices we receive for any products that we may develop, thereby affecting our anticipated revenues and prospects for profitability.

We may be exposed to product liability claims, which could result in financial loss.

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

We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials, as specifically endorsed, and the commercial sale of our products, but we cannot be certain that this coverage will be sufficient to satisfy any liabilities that may arise. The limit for our group product liability insurance is €20.0 million (or $28.7 million), per occurrence or annual aggregate, with a deductible of €200,000 (or $286,640). As our development activities progress, this coverage may be inadequate and we may be unable to get adequate coverage at an acceptable cost or at all. This could prevent or limit the commercialization of our product candidates.

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

We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business and/or give rise to significant liabilities.

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes, and the cleanup of contaminated sites. The cost of compliance with these laws and regulations could be significant. In the event of a violation of these requirements, including from accidental contamination or injury, we could be held liable for damages exceeding our available financial resources. We could be subject to monetary fines, penalties or third- party damage claims as a result of violations of such laws and regulations or noncompliance with environmental permits required at our facilities. As an owner and operator of real property and a generator of hazardous materials and wastes, we also could be subject to environmental cleanup liability, in some cases without regard to fault or whether we were aware of the conditions giving rise to such liability. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals in the environment. Environmental laws or regulations (or their interpretation) may become more stringent in the future. If any such future revisions require significant changes in our operations, or if we engage in the development and manufacturing of new products or otherwise expand our operations requiring new or different environmental controls, we will have to dedicate additional management resources and incur additional expenses to comply with such laws and regulations.

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

If we or others identify adverse side effects after any of our products are on the market:

•	regulatory authorities may withdraw their approvals;

•	we or our collaborators or licensees may be required to reformulate our products, conduct additional clinical trials, change the labeling of our products, implement MSR evaluation and mitigation programs, or implement changes to manufacturers’ facilities to obtain new approvals;

•	we or our collaborators or licensees may have to recall the affected products from the market;

•	we or our collaborators or licensees may experience a significant drop in sales of the affected products;

•	our reputation in the marketplace may suffer;

•	we may become the target of lawsuits, including class action suits; and

•	we or our collaborators or licensees may be required to withdraw our products from the market and may not be able to reintroduce them into the market.

Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.

If the FDA, EMEA or other applicable regulatory agencies approve generic products that compete with any of our products, sales of those products may be adversely affected.

The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product and that the generic product is bioequivalent to ours, meaning it is absorbed in the body and to the same extent as our product. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of a branded product is typically lost to the generic product. Accordingly, competition from generic equivalents could materially adversely impact our revenues, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those products.

Our development of formulations with generic drugs may expose us to litigation.

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

We are subject to income taxes in the U.S. and the various other jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings (losses) in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions, which could adversely affect our income tax provisions. Furthermore, we have had a limited historical profitability upon which to base our estimate of future short-term and long-term effective tax rates.

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

The realization of any of the risks described in these “Risk Factors” or other unforeseen risks could have a dramatic and adverse effect on the market price of our ordinary shares. In particular, and in addition to circumstances described elsewhere in these “Risk Factors,” the following events or factors can adversely affect the market price of our ordinary shares:

•	announcements of technological innovations or new products by us or others;

•	public concern as to the safety of products we or others develop;

•	general market conditions;

•	success of research and development projects;

•	changes in government regulations or patent decisions;

•	our or a competitor’s announcement of regulatory approval, delays or problems;

•	the estimates of others, including research analysts, regarding our future performance, anticipated future revenues, expenses, operating losses, capital requirements and our need for additional financing;

•	actions by our competitors; and

•	developments by our collaboration partners.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. The trading price of our ordinary shares has been, and could continue to be, subject to fluctuations in response to these factors, including the sale or attempted sale of a large amount of our ordinary shares into the market. From May 16, 2007, when our ordinary shares began trading on The NASDAQ Global Market, through December 31, 2009, the high and low sales prices of our ordinary shares ranged from $19.60 to $6.17. Broad market fluctuations may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares at or above the price paid for them. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business.

Sales of substantial amounts of our ordinary shares in the public market could depress our share price.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, in the aggregate, beneficially own approximately 54.8% of our outstanding ordinary shares. Any sales of substantial amounts of our ordinary shares in the public market, including sales or distributions of shares by Warburg Pincus, or the perception that such sales might occur, could harm the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities.

Raising additional capital by issuing securities may cause dilution to existing shares.

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and product candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our product candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to achieve commercial success of ZENPEP or costs incurred to launch ZENPEP in the U.S.;

•	the failure to obtain regulatory approval of ZENPEP in markets outside of the U.S.;

•	our success in establishing new collaboration partnerships;

•	the success of our collaboration partners in selling products utilizing our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of any of our product candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our product candidates are approved;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures

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

If we raise additional funds through co-development and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. Further, shareholders’ ownership will be diluted if we raise additional capital by issuing equity securities.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 54.8% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, in the aggregate, beneficially own approximately 54.8% of our outstanding ordinary shares. These shareholders could effectively control all matters requiring our shareholders’ approval, including the election of directors. This concentration of ownership may also cause, delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these shareholders, regardless of the impact of this transaction on our other shareholders.

We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us, our executive officers, our directors or some of our named experts in the U.S.

We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the U.S. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the U.S. or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the U.S. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and/or enforce claims for punitive damages. See “Service of Process and Enforceability of Civil Liabilities.”

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the U.S. under U.S. securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

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

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have imposed requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have resulted in substantial legal and financial compliance costs and make some activities more time-consuming and costly.

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

Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group. If we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Recent adverse changes in U.S., global, or regional economic conditions could have a continuing adverse effect on the profitability of some or all of our businesses.

Recent turmoil in the financial markets has adversely affected economic activity in the U.S. and other regions of the world in which we do business. Although we believe that based on our current cash, cash equivalents and short term investments balances and expected operating cash flows, the current lack of liquidity in the credit markets will not have a material impact on our liquidity, cash flow, or financial flexibility, continued deterioration of the credit and capital markets could cause additional impairments to our investment portfolio, which could negatively impact our financial condition and reported earnings. The continued decline in economic activity could adversely affect demand for our products, thus reducing our revenue and earnings as well as have an adverse impact on our customers, distributors, collaboration partners, suppliers, service providers and ability to develop outlicensing relationships.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We are a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984. We were established as a company independent of American Home Products, now Wyeth, in 1999 when affiliates of Warburg Pincus LLC and Gearoid Faherty, our Chairman and Chief Executive Officer, acquired the drug delivery business. We converted into a Dutch public limited liability company by notarial deed of conversion executed November 30,

2006. In May 2007, we completed an initial public offering of our ordinary shares in the U.S. and our ordinary shares began trading on the NASDAQ Global Market. In October 2009, we completed an underwritten secondary public offering of 9,775,000 of our ordinary shares. The Company offered 2,000,000 newly issued shares and Warburg Pincus Equity Partners L.P. and Warburg Pincus Ventures International, L.P. (our major shareholders) offered 7,775,000 shares for re-sale. For further information, see “Item 7. Major Shareholders and Related Party Transactions.”

Our principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the U.S., Italy, France and Ireland. A list of our subsidiaries as of December 31, 2009 is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Our website address is www.eurand.com. The information on our website is not incorporated into this Form 20-F and should not be considered to be a part of this Form 20-F. We have included our website address as an inactive textual reference only.

Business Overview

We are a specialty pharmaceutical company that develops, manufactures and commercializes pharmaceutical and biopharmaceutical products. We utilize our proprietary pharmaceutical technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Through our collaboration arrangements, we have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. We are simultaneously developing and commercializing our own portfolio of therapeutic products to address conditions associated with cystic fibrosis and gastrointestinal disorders.

Using our own sales and marketing team, we are currently commercializing a portfolio of products for cystic fibrosis (CF) and gastrointestinal (GI) patients in the U.S. On August 27, 2009, the U.S. Food and Drug Administration, or FDA, approved our lead product EUR-1008, or ZENPEP®, for sale in the U.S. for the treatment of exocrine pancreatic insufficiency, or EPI, due to CF or other conditions. Other conditions that result in EPI frequently include gastrointestinal surgery, chronic pancreatitis and pancreatic cancer. We launched ZENPEP® (pancrelipase) Delayed-Release Capsules in the U.S. late in the fourth quarter of 2009 and expanded and supplemented our sales force immediately prior to launch to address both the GI and CF communities. We also currently have two late-stage proprietary product candidates, EUR-1073 (beclomethasone) and EUR-1025 (ondansetron) in development in our own portfolio, as well as a number of other products currently in development with collaboration partners, including EUR-1000, which is partnered with GlaxoSmithKline, or GSK, which we currently expect to be approved by the FDA in 2010. We continue to advance and develop additional products using our pharmaceutical technologies.

We currently have manufacturing and research facilities in the U.S., Italy and France. In 2009, we had approximately €120.6 million (or $172.8 million) in total revenues. We manufacture and supply over 40 different products for sale in many of the world’s largest pharmaceutical markets. These products generated €99.0 million (or $141.9 million) in product sales in 2009. The remainder of our revenues generally consists of royalties and development fees.

EUR-1008 or ZENPEP® (pancrelipase) Delayed-Release Capsules

FDA-approved ZENPEP is a proprietary porcine-derived pancreatic enzyme replacement product, or PEP, developed to address the 2004 FDA guidance on pancreatic enzyme products (PEPs). It has been approved for the treatment of EPI due to cystic fibrosis or other conditions. Patients suffering from EPI are unable to produce or secrete pancreatic enzymes necessary for digestion, resulting in the malabsorption of nutrients and overall malnutrition. EPI patients typically require PEPs which break down fats, proteins and complex carbohydrates for proper absorption into the body. PEPs are a daily requirement for patients with EPI and are considered necessary for survival of many patients with CF. According to data from IMS Health, PEPs generated approximately $1.3 billion in worldwide sales and approximately $403 million in U.S. sales in 2009.

PEPs had been commercialized in the U.S. without the benefit of FDA approval for more than 70 years. In 2004, after significant adverse event reports, the FDA conducted a review of PEPs and found that none demonstrated “consistent bioactivity that results in predictable safety and effectiveness,” primarily as a result of lack of product stability and overfill. As a result of these findings, the FDA mandated that all PEPs be subject to FDA review and approval and established criteria to ensure consistent quality, potency and stability of PEPs. The FDA initially allowed certain manufacturers to continue to manufacture and sell unapproved PEPs until April 28th 2008. However, in October 2007 the FDA extended the deadline to April 28th 2010. Based on publicly available materials and our industry knowledge, we are aware of three other PEP manufacturers that filed and have pending NDAs for a PEP, and one (Solvay/Abbott) who has received FDA approval. In 2009 two PEPs received FDA approval (Creon® and ZENPEP).

ZENPEP was one of the first FDA-approved PEPs and was deemed to be safe and effective in both adults and children. It is currently the only FDA-approved PEP that has been clinically proven to be safe and effective in children ages 1-6 years. It has been clinically evaluated in patients with CF and chronic pancreatitis (CP) and was found to significantly improve the coefficient of fat absorption (CFA) and reduce GI symptoms. It was designed to provide consistent dosing at label strength and is available in four strengths providing for ease of dose titration and suitable doses for patient segments. The average dose of ZENPEP used in clinical studies was half the Cystic Fibrosis Foundation (CFF) maximum recommended dose. Patients in clinical studies who were switched from unapproved branded products to ZENPEP experienced enhanced symptom control.

In addition to receiving five years of regulatory exclusivity as a new chemical entity (NCE), we have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of ZENPEP. On February 9, 2010, the U.S. Patent and Trademark Office issued U.S. Patent No. 7,658,918, entitled “STABLE DIGESTIVE ENZYME COMPOSITIONS”. We expect that this patent will provide Eurand with patent coverage on ZENPEP until at least February 20, 2028.

Prior to ZENPEP’s commercial launch in November 2009, we marketed an unapproved PEP under the tradename Pancrelipase, distributed by X-GEN Pharmaceuticals, Inc. (X-GEN). Pancrelipase accounted for approximately 21% of the prescriptions filled of the U.S. enteric-coated PEP market as of the week ended October 28, 2009, making it the second-most dispensed enteric coated PEP in the U.S. and the market leader in the low-dose segment. In accordance with the FDA agreed-upon transition plan, shipments of Pancrelipase ceased with the first shipment of ZENPEP. As part of our program to target all segments of the market, we retained our distribution arrangement with X-GEN and granted them the right to distribute the low dosage strength of ZENPEP as an authorized generic. This product is currently marketed by X-GEN under the tradename PANCRELIPASEtm (pancrelipase) Delayed-Release Capsules.

Eurand is marketing ZENPEP to the approximately 120 CF Centers across the U.S. through our own sales force of 16 sales representatives and to the GI market segment primarily through a contract sales organization of 49 sales representatives.

SourceCF Product Portfolio

We use the same U.S.-based commercial group of highly experienced sales and sales support professionals that promotes sales of ZENPEP, to also provide our SourceCF product and service portfolio to the CF community (patients, physicians and care givers). The SourceCF product portfolio most notably includes a portfolio of vitamins, designed specifically for CF patients, and the TRIO® (formerly marketed under the name eFlow®) electronic nebulizer, a device frequently prescribed by physicians for CF patients who are required to administer therapies via nebulization. Our sales professionals promoting the SourceCF product portfolio currently call on the Cystic Fibrosis Treatment Centers, as well as selected office-based gastroenterologists and pulmonologists, throughout the U.S. The SourceCF business generated revenues of approximately $5.0 million in 2007, $4.7 million in 2008 and $4.3 million in 2009.

EUR-1002 or Amrix®

Amrix®, developed with ECR Pharmaceuticals using our Diffucaps® technology and acquired by Cephalon, Inc., or Cephalon, in late 2007, is a once-a-day, or OAD, sustained-release formulation of cyclobenzaprine hydrochloride, with FDA-approved use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions. Amrix is currently the only FDA-approved OAD skeletal muscle relaxant in the U.S. In 2000, we entered into a co-development, license and contract manufacturing agreement with ECR to develop a once-a-day extended release formulation of cyclobenzaprine, and in 2003, we signed an addendum to that agreement to develop an additional formulation. Under the co-development agreement, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the co-development agreement, Cephalon is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply Cephalon with, Cephalon’s total requirements of the product for the U.S., and Cephalon must provide us with certain forecasts and firm orders prior to the desired date of shipment.

We may elect to terminate our obligation to supply the product to Cephalon, in certain circumstances, in the event that annual net sales of the product are less than specified amounts; provided, however, that in such event, we continue to manufacture and supply the product to Cephalon for a period of two years thereafter. In the event of such termination, if Cephalon manufactures the product (or has it manufactured), we would be entitled to receive royalties on Cephalon’s net sales of the product for so long as Cephalon sells the product. Pursuant to the co-development agreement, Cephalon was responsible for regulatory filings and is granted an exclusive license to sell the product in the U.S., Canada and Mexico. In addition to development payments and manufacturing fees, we are entitled to receive royalties based on a percentage of Cephalon’s net sales of the product. The agreement provides for a term of 12 years following the date Cephalon begins selling the product in the U.S. and is subject to a two-year automatic renewal.

ECR submitted a NDA through the FDA’s 505(b)(2) procedure and received approval of the NDA in February 2007. In August 2007, Anesta Inc. (a company affiliated with Cephalon) acquired Amrix from ECR and Cephalon undertook all of the incumbent obligations of the co-development agreement, subject to an amendment. As the licensor and exclusive manufacturer of the product, we now work with Cephalon to support the commercialization of the product in the U.S. Cephalon began promotion of Amrix in the U.S. in November 2007. Cephalon reported 2008 revenues from Amrix at $73.6 million and 2009 revenues from Amrix at $114 million.

In addition to the U.S. marketing efforts by Cephalon, we have partnered this product in 21 countries outside of the U.S.

EUR-1048 or Lamictal® ODTtm

EUR-1048 or Lamictal® ODTtm is a taste-masked, orally disintegrating tablet formulation of lamotrigine, that we developed using our AdvaTab® and Microcaps® technologies. On May 11, 2009, the FDA approved Lamictal® ODTtm for sale in the U.S. for the long-term treatment of Bipolar I Disorder. GSK launched Lamictal® ODTtm in late June 2009. This product was developed in 2006 pursuant to a co-development agreement with GSK under which we were responsible for performing feasibility studies, formulation optimization and scale-up, and providing clinical supply for the proposed product. GSK was responsible for certain regulatory filings and is granted an exclusive license to sell the product in the U.S. GSK is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply GSK with, GSK’s total requirements of EUR-1048 for the U.S. We retain certain rights to the product outside the U.S. In addition to development payments, milestone payments ($12 million of which we have already received and an additional $30 million that we could potentially receive) and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK’s net sales of the product. The agreement provides for a term of 15 years following the date GSK begins selling the product in the U.S.

EUR-1037 or Unisom® Sleepmelts

EUR-1037 is an orally disintegrating tablet formulation of Diphenhydramine citrate that we developed using our AdvaTab® and Microcaps® technologies. The product is sold as an over-the-counter, or OTC, sleep-aid product by Chattem Inc. in the U.S. under the brand name Unisom® Sleepmelts. The product was launched in April 2008.

Proprietary Pipeline Products

In addition to ZENPEP® and the SourceCF product portfolio, we are also developing a pipeline of novel products in our proprietary portfolio. Currently, the most advanced of our proprietary product candidates are:

•	EUR-1025, an OAD oral formulation of ondansetron, an anti-emetic currently prescribed to prevent post-operative nausea and vomiting, and nausea and vomiting in cancer patients undergoing chemotherapy or radiotherapy. EUR-1025 achieved positive results in two pivotal pharmacokinetic studies. Single and multiple dose oral administrations of 24 mg of the product resulted in a similar rate and extension of exposure as 8 mg of the branded product dosed three times a day. We recently met with the FDA to review the data on EUR-1025, and we are currently working on the protocol for a single Phase III study in post-operative nausea and vomiting, that we expect to submit to the FDA for review, in the first half of 2010.

•	EUR-1073 is an enteric coated, controlled release formulation of beclomethasone diproprionate currently marketed in certain European countries under the tradename Clippertm, where it is indicated for the treatment of inflammatory bowel disease (IBD) and ulcerative colitis and for which we may be seeking marketing authorization in the U.S. The sustained release technology targets the lower gastrointestinal tract and potentially reduces side effects. We acquired the exclusive North American rights to market EUR-1073 from Chiesi Pharmaceutici SpA in April 2008. We received an orphan drug designation for this product candidate in the first quarter of 2009 for intended use in pediatric ulcerative colitis. Chiesi has completed a Phase IIIb clinical trial for this product in Europe and the data show that Clippertm met the primary efficacy endpoint of non-inferiority to prednisolone, the current standard of care in ulcerative colitis. We are currently evaluating the results to decide whether to take this product forward in development.

We also have several other co-development and proprietary products that are in various earlier stages of research and development.

Continued R&D and Product Development

We have a broad portfolio of proprietary pharmaceutical technologies, including three primary technology platforms with eight distinct technologies. All of our primary technology platforms are currently being utilized in marketed products. We use these technologies to develop and expand our own internal pipeline of product candidates and to secure additional co-development agreements with pharmaceutical and biopharmaceutical companies. These technologies can be used to improve or develop enhanced formulations that have improved efficacy and safety profiles or that are more convenient for patients, leading to improved patient compliance. In 2009, based upon a strategic review of our technology platforms, we decided to discontinue investment in our Drug Conjugation platform and we may seek to out-license the technology and its associated intellectual property. Our three primary technology platforms include:

•	Customized release technologies to reduce daily dosing requirements and time the release of drugs in the body either to increase efficacy or to reduce side effects;

•	Tastemasking / ODTs technologies to increase patient compliance through more convenient dosage forms such as orally disintegrating tablets and taste-masked drugs; and

•	Bioavailability enhancement technology to improve drug absorption, resulting in dose reduction and improved onset of action and improved bioavailability.

Our Strategy

Our objective is to be a leader in the development, manufacturing and commercialization of innovative specialty pharmaceutical and biopharmaceutical products. The primary components of our strategy include the following:

•	Establish a U.S. specialty sales and marketing organization. We have established a specialty sales and marketing organization to commercialize our lead product, ZENPEP® (pancrelipase) Delayed-Release Capsules, in the U.S. We are marketing ZENPEP through our own sales force of 16 sales representatives targeting the approximately 120 Cystic Fibrosis Treatment Centers and office-based pulmonologists who treat CF patients. This specialty sales group also targets selected gastroenterologists, who are high volume prescribers of branded enzymes. In addition, Eurand has deployed 49 sales professionals, contracted through Innovex, to target prescribers of pancreatic enzymes, consistent with the approved indication of exocrine pancreatic insufficiency associated with other conditions, such as chronic pancreatitis, gastrointestinal surgery and pancreatic cancer. The commercial effort is being expanded through non-personal promotional elements to address all groups and potentials that treat EPI for each of the target patient populations.

•	Continue to build and develop our product pipeline. Through the application of our proprietary technologies, development expertise and research infrastructure, we intend to continue to develop and expand our product pipeline. We expect to continue to identify product development opportunities since we believe a large number of marketed and development-stage pharmaceuticals have less than optimal safety and efficacy profiles. In 2008, our cyclobenzaprine product, Amrix®, developed using our technologies and outlicensed to Cephalon, was featured as one of Cephalon’s top new marketed products. In 2009, our lamotrigine formulation, Lamictal® ODTtm, developed using our technologies and outlicensed to GSK, received FDA approval, and GSK launched the product in late June 2009. Additionally, through the application of our formulation technologies and development and manufacturing expertise, we believe ZENPEP has overcome a number of the challenges facing current EPI therapies and satisfied the requirements established by the FDA for such products.

•	Enter into additional development agreements with collaboration partners. We intend to continue to seek collaboration partnerships with other pharmaceutical and biopharmaceutical companies. These relationships provide us with a diversified revenue stream and facilitate expansion of our product pipeline and potential for future revenue growth. For example, we currently are collaborating with GSK to develop and manufacture formulations of some of their products. We believe we are an attractive collaborator for larger pharmaceutical companies due to our broad portfolio of proprietary technologies, our development track record and our multinational infrastructure and manufacturing capabilities.

•	Acquire additional businesses, products and technologies. In the past, we have been successful in identifying, acquiring and integrating businesses, products, and technologies based upon our regulatory, manufacturing and development expertise. Examples of our past successes include the acquisition of the rights to the beclomethasone dipropionate formulation from Chiesi Farmaceutici, S.p.A. in 2008; the acquisition of the SourceCF family of companies in 2007; the acquisition of certain assets from Polytech, a drug formulation company specializing in polymer-based drug conjugation, in 2002; and the execution of an agreement with Kyowa Hakko under which we have a worldwide license to patents related to AdvaTab® ODT technology. We intend to continue pursuing assets that would further our research and development capabilities, expand our product pipeline, and accelerate the expansion of our specialty sales and marketing organization.

Our Commercialized Product — EUR-1008 or ZENPEP® (pancrelipase) Delayed-Release Capsules

FDA-approved ZENPEP® (pancrelipase) Delayed-Release Capsules is a porcine-derived proprietary enzyme replacement product (PEP) we launched for sale in the U.S. in November 2009. ZENPEP is indicated for the treatment of exocrine pancreatic insufficiency, or EPI, due to cystic fibrosis or other conditions. ZENPEP is the only FDA-approved PEP that has been evaluated in clinical studies in adults and children from ages 1-6 years and offers four dosage strengths to meet the varied needs of infants, toddlers, adolescents and adults with EPI. ZENPEP was one of the first PEPs to be FDA-approved under the FDA guidelines. Based on publicly available materials and our industry knowledge, we are aware of three PEP manufacturers that filed and have pending NDAs for a PEP, and other than ourselves, one (Solvay/Abbott), who has received approval.

Exocrine Pancreatic Insufficiency: Overview and Market Opportunity

EPI is caused by a deficiency of digestive enzymes normally produced by the pancreas and secreted into the digestive track. Pancreatic secretions primarily consist of three enzymes — lipases for the digestion of fat, proteases for the digestion of proteins and amylases for the digestion of sugars. A normally functioning human pancreas secretes eight enzymes that are required for the effective and efficient digestion and absorption of food. Scientific evidence indicates that, in addition to these eight key digestive enzymes, several coenzymes and cofactors are also required for absorption of essential nutrients. Porcine-derived PEPs are comparable in composition to human pancreatic secretions and apparently contain the key enzymes, coenzymes and cofactors necessary for proper digestion. If the pancreas is not able to produce and secrete sufficient amounts of these enzymes, food cannot be digested and the appropriate levels of nutrients cannot be absorbed into the bloodstream. Maldigestion and malabsorption associated with pancreatic insufficiency cause malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy.

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

Cystic Fibrosis.  Cystic fibrosis is a life-threatening genetic disease that, because of a defective gene, causes the body to produce a faulty protein that leads to abnormally thick, sticky mucus that clogs the lungs and obstructs ducts in the pancreas. When cystic fibrosis affects the pancreas, as it does in the majority of cystic fibrosis patients, the body does not absorb sufficient nutrients to grow and thrive. Cystic fibrosis is one of the most prevalent genetic diseases among Caucasians in the U.S. The disease affects an estimated 30,000 adults and children in the U.S. and some 100,000 patients worldwide, an estimated 85% to 90% of whom suffer from pancreatic insufficiency.

Chronic Pancreatitis.  Chronic pancreatitis (CP) is a slow, clinically silent disease that gradually destroys the pancreas and is most often caused by excessive alcohol consumption, but may also result from other conditions such as hyperlipidemia, hyperparathyroidism, injuries or obstructions. Because CP is not necessarily characterized by inflammation or pain, it often goes undiagnosed and therefore its exact prevalence is unknown. Based on survey data reported in Medscape General Medicine, we believe chronic pancreatitis results in more than 500,000 physician visits per year in the U.S. See “Risk Factors — Risks Related to ZENPEP® — Even though ZENPEP has received regulatory approval for marketing in the U.S., and we have met significant milestones necessary to achieve marketing authorization in several venues, we may not succeed in obtaining regulatory approval for ZENPEP from other regulatory agencies. Without regulatory approval from other regulatory agencies, we will be unable to commercialize ZENPEP to its full potential and our growth prospects will be materially impaired.”

FDA Guidelines to Improve Existing Pancreatic Enzyme Products

PEPs have been available in the U.S. as prescription and over-the-counter products for the treatment of EPI since before the enactment of the Food and Drug Cosmetic Act (FDCA) in 1938. With the exception of a single PEP that received marketing approval in 1996 and, which is no longer being commercialized, PEPs have been marketed in the U.S. without the requirement of regulatory approval.

In April 2004, the FDA issued a guidance addressing, among other matters, the elimination of overfill, the nature of clinical trials to be conducted to obtain FDA approval for a NDA, the formulation requirements for the product and the need for manufacturers to provide viral inactivation results and full characterization of the enzymes in the product. The FDA required the submission of an NDA for PEPs, but allowed companies that met certain criteria to continue to market existing PEPs until April 2008 without the benefit of FDA approval. The guidance set forth the primary requirements for PEPs including:

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

In October 2007, the FDA published a notice in the Federal Register extending the deadline for obtaining marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies that were marketing unapproved pancreatic enzyme products as of April 28, 2004 and that continue diligent pursuit of regulatory approval. The notice reiterated the concerns raised in guidelines issued in 2004, namely that the formulation, dosage and manufacturing process of pancreatic enzyme drug products have a critical effect on the safe and effective use of these drugs and that variations between manufacturers raised concerns of safety and efficacy resulting in a need for FDA review and NDA approval to ensure standardized enzyme activity. According to the notice, the extension was requested by a number of manufacturers of pancreatic extract drug products because “[t]he manufacturers contend that additional time is needed because of numerous problems encountered during the drug development process, predominantly manufacturing issues and difficulty conducting all of the required studies needed for NDA filing and approval.” We were not one of the manufacturers that requested an extension from the FDA.

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

The FDA has also stated that developers of PEPs will be unable to utilize the ANDA process to receive approval of generic PEPs. For a product to be approved pursuant to an ANDA, the proposed drug must be shown to be bioequivalent to an approved reference drug. Because of the complexity of PEPs, it is unlikely that currently available physiochemical and biological analytical tools would be able to demonstrate that the active ingredients in PEPs from two different manufactures are the same. Consequently, we believe it is unlikely that ZENPEP, will face generic competition in the near term. In mid-2009, the FDA approved ZENPEP as a new chemical entity, granting it five years of regulatory exclusivity.

Characteristics of EUR-1008 or ZENPEP® (pancrelipase) Delayed-Release Capsules

ZENPEP is a proprietary porcine-derived PEP specifically formulated to address the 2004 FDA guidance and regulations for pancreatic enzyme products (PEPs), as follows:

•	Provides a consistent amount of lipase dose after dose.

•	Significantly improves CFA, a key indicator of nutrient absorption, and reduces GI symptoms:

•	The average dose of ZENPEP was half the CFF maximum recommended dose;

•	Results achieved without concomitant agents such as PPIs, H2 — antagonists, and mobility agents.

•	Offers a proven safety profile as demonstrated in adults, adolescents, and children as young as 1 year.

•	Is easy to switch to, easy to start, and easy to take with four strengths for greater precision:

•	ZENPEP is not interchangeable with any other pancrelipase product, and requires a new prescription and titration for symptom control;

•	Patients switched from unapproved branded products experienced enhanced symptom control.

•	Pancreatic enzyme products, including ZENPEP, may increase the chances of having a rare but serious bowel disorder called fibrosing colonopathy which may require surgery. The risk of having this condition may be reduced by following the dosing instructions provided to patients by healthcare practitioners.

Although it has never been reported it is theoretically possible for a person to get a viral infection from taking pancreatic enzyme products that come from pigs, including ZENPEP.

•	The most common adverse events (>6% of patients treated with ZENPEP) are abdominal pain, flatulence, headache, cough, decreased weight, early satiety, and contusion. The most serious adverse reactions reported with different pancreatic enzyme preparations of the same active ingredient (pancrelipase) include fibrosing colonopathy, hyperuricemia, and allergic reactions.

Overview of Our Completed Pivotal and Supportive Phase II/III Clinical Trials for ZENPEP®

Phase III Clinical Trials in Patients with EPI due to CF

We evaluated ZENPEP in cystic fibrosis patients suffering from EPI in two Phase III clinical trials conducted in the U.S. We designed these Phase III trials for ZENPEP in collaboration with the Therapeutic Development Network of the Cystic Fibrosis Foundation. In addition, we had numerous conversations and received input from the FDA regarding the trial design, number of patients and primary endpoints of our Phase III trials for ZENPEP. Because of the extensive use of the currently marketed PEPs, the FDA has waived the need for long-term toxicology and pharmacology studies and, therefore no such additional studies are required.

Our pivotal Phase III clinical trial, evaluating patients aged seven or older in 14 Cystic Fibrosis Treatment Centers in the U.S., was completed in November 2006. This trial was a multicenter, double-blind, placebo-controlled crossover trial completed in 31 patients with EPI and cystic fibrosis (CF). The study design involved a screening period, a dose titration and stabilization period, a randomized treatment period during which patients were given either a placebo or ZENPEP, an open-label normalization period, a crossover treatment period, and finally a second open-label normalization period. The starting dose was 1,000 lipase units per kilogram of body weight per meal, titrated by the treating physicians to a total dose less than or equal to 10,000 lipase units per kilogram of body weight per day. Patients were administered combinations of 5,000, 10,000, 15,000, or 20,000 lipase units per capsule. The primary endpoint of this trial was to compare the coefficient of fat absorption following oral administration of ZENPEP versus placebo in patients with EPI. The coefficient of fat absorption, or CFA, was based on stool collections obtained in a hospital environment and under controlled diet. The trial’s secondary objectives were to compare changes in the coefficient of nitrogen absorption, or CNA, cholesterol, fat-soluble vitamins, weight, body mass index and symptoms of EPI after the oral administration of ZENPEP versus placebo. The safety of the product in this patient population was also assessed.

Patients receiving ZENPEP in our pivotal Phase III clinical trial showed a statistically significant increase in the coefficient of fat absorption and the coefficient of nitrogen absorption as compared to patients who received a placebo, thus meeting the trial’s primary and secondary endpoints. Moreover, ZENPEP increased CFA and CNA to levels close to those seen in normal subjects, irrespective of the levels of CFA and CNA observed in these same patients while receiving placebo treatment. We believe this suggests that ZENPEP is capable of providing the level of enzyme supplementation required by patients with different levels of EPI.

Patients receiving ZENPEP also had better consistency of stools with no diarrhea and less frequent stools per day and demonstrated less bloating, flatulence, pain and evidence of fat in stools as compared to patients who received a placebo. In addition, safety and quality of life results indicate that ZENPEP was well-tolerated with no serious drug related adverse effects observed, and only two serious non drug-related adverse effects observed. No patient discontinued the trial for drug related reasons.

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

Measurement	EUR-1008	Placebo	p-value

Coefficient of Fat Absorption (CFA)	88.3%	62.8%	<0.001
Coefficient of Nitrogen Absorption (CNA)	87.2%	65.7%	<0.001
Stools per day	1.77%	2.66%	<0.001

Our supportive Phase III clinical trial, evaluating patients between the ages of 1-6, was completed in September 2006. This Phase III trial was a multicenter, open-label trial in 19 patients with EPI and CF, and was conducted in 11 Cystic Fibrosis Treatment Centers in the U.S. We believe this was the first trial of this size conducted in young children with EPI evaluating a pancreatic replacement therapy. The supportive Phase III clinical trial was open label primarily because of the risks associated with conducting clinical trials with very young children with CF that would require the child to forego treatment in order to administer placebo. Similarly, we did not use CFA as an endpoint because of the risks to very young children involved in a 72-hour stool collection in a hospital environment. Patients were administered 5,000 lipase units per capsule, sprinkled on food. The study design involved a seven-day dose-stabilization period followed by a seven-day treatment period, and patients were evaluated at the beginning and end of a stabilization period and at the end of the treatment period. The primary endpoint of this trial was the percentage of “responders,” defined as those patients without the presence of excess fat in stools, or steatorrhea, and without signs and symptoms of malabsorption after one and two weeks of treatment. Secondary efficacy endpoints included weight change, nutritional status, stool frequency and consistency, and incidences of bloating, pain and flatulence, along with the physician’s and parent’s or legal guardian’s judgment of improvement of clinical symptoms. The safety of the product in this patient population was also assessed.

The percentage of responders to ZENPEP in our supportive Phase III clinical trial was consistent over the treatment periods, thus meeting the trial’s primary endpoint. ZENPEP also achieved a consistent result with respect to fecal fat absorption, effect on body weight, stool consistency and frequency, bloating, flatulence and pain in patients. In addition, patients had no blood and reduced fat in their stools and realized a statistically significant increase in the levels of fat-soluble vitamin K. Physicians and caregivers reported either stable or improved patient condition while on ZENPEP which was well-tolerated with adverse events consistent with those seen in CF patients.

		End of	End of
Measurement	Screening	Stabilization	Treatment

% of responders	52.6%	68.4%	57.9%
Fecal Fat Absorption	24.8%	27.0%	27.3%
Body Weight	16.60kg	16.75kg	16.63kg
Stools per day	1.82	1.64	1.45

Based on the results from our completed Phase III clinical trials, we believe CF patients with EPI had a clinically meaningful response to ZENPEP. We believe the studies demonstrate that ZENPEP produced a clinically relevant increase in the absorption of fat, protein and other nutrients, which is maintained over time. In addition, we believe the trials indicated that ZENPEP improves some signs and symptoms of malabsorption associated with EPI and is safe and well tolerated in this patient population.

Bioavailability Study

In November 2007, at the FDA’s request, we completed a gastrointestinal (GI) bioavailability study of ZENPEP in CP patients suffering from EPI. The bioavailability of ZENPEP was estimated by comparing the recovery of lipase, amylase and chymotrypsin in the two treatment groups (Liquid meal alone and liquid meal with ZENPEP) after administration of the test meal. Overall, the study demonstrated a statistically significant ability for ZENPEP formulations to release lipase, amylase and chymotrypsin into the gastrointestinal tract of chronic pancreatitis patients suffering from EPI. ZENPEP was found to be well tolerated by the patients and no clinically significant safety issues were associated with its use in the study.

Phase II/III Clinical Study in Patients with EPI due to CP

The double-blind, randomized, dose-response control, crossover study conducted in 19 sites in the U.S., Italy and Ukraine examined the safety and efficacy of two doses of ZENPEP in CP patients with EPI. The study enrolled 82 patients, 72 of whom were included in the efficacy analysis. Patients over 18 years of age with a documented diagnosis of CP and EPI indicated by fecal elastase ≤100 µg/g of stool were admitted into the study. Patients had to discontinue any drugs affecting gastric acid, including antacids, H2 antagonists and PPIs, as well as motility agents and octreotide.

After washout for 7-9 days and determination of baseline CFA, eligible patients were randomized to receive ZENPEP at a higher (140000U lipase/day) or lower (35000 U lipase/day) dose, distributed throughout the day with meals. Patients took ZENPEP for 6 days at home, followed by a hospitalization of 3 to 5 days to undergo a 72-hour CFA determination using a controlled diet, and were crossed over to receive the alternative dose following the same treatment schedule. The primary endpoint was the difference between the mean CFA with ZENPEP 140,000 (seven capsules of 20,000) or 35,000 (seven capsules of 5,000) USP lipase units per day.

Although all patients met the inclusion criteria intended to identify patients with severe EPI, the average baseline CFA was 82%, indicating only mild-to-moderate EPI. Despite this limitation to detect robust treatment effects, both daily doses of ZENPEP led to a significant increase (p<0.001) in CFA compared to the placebo baseline period. The mean CFA was 88.9% and 89.9% with the ZENPEP low and high dose, respectively. The comparison between the two ZENPEP daily doses (primary endpoint) did not show statistically significant differences (p=0.228). In a subgroup of patients with more severe EPI, ZENPEP 140,000 units per day demonstrated significantly greater improvement than ZENPEP 35,000 units per day. A post-hoc analysis revealed that the lower the CFA at baseline (i.e., the more severe the steatorrhea), the larger was the effect, with the higher dose being more effective than the lower dose. For patients with CFA below 65%, the increase was 36.8% and 27.2% for the high and low dose, respectively.

Statistically significant increases in CNA, body weight and BMI from the placebo baseline period were observed with both ZENPEP dose levels, without differences between them. The symptoms of EPI such as gastrointestinal pain, flatulence, bloating, stool frequency and stool consistency also improved following treatment with ZENPEP at both doses.

Both ZENPEP daily doses were safe and well tolerated. The rate of patients with drug-related adverse events was higher during the placebo baseline period than during the randomized treatment period with ZENPEP at both doses. Gastrointestinal complaints were the most common adverse events (flatulence and abdominal pain were predominant). No significant differences were observed between the placebo baseline period and treatment with ZENPEP at both doses in the rate of patients with serious adverse events or with adverse events that caused early study withdrawal or the discontinuation of study drug.

Clinical Development of ZENPEP® in Europe

The European Medicines Evaluation Agency (EMEA) finalized its draft guidelines on the clinical development of products for treating CF in the fourth quarter of 2009. We recently received feedback from the EMEA on the clinical and regulatory path forward for ZENPEP in light of those guidelines. Based on the recommendation of the EMEA, we expect to initiate a Phase III study in Europe in the second half of 2010.

Proprietary Position of ZENPEP®

ZENPEP is protected by a combination of trade secret, regulatory exclusivity and patent protection. In 2009, the FDA deemed ZENPEP a new chemical entity for the purpose of granting regulatory exclusivity, bestowing data exclusivity for the product until August 2014 in the U.S. In addition, we have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of ZENPEP and, on February 9, 2010, the U.S. Patent and Trademark Office granted U.S. Patent No. 7,658,918, entitled “STABLE DIGESTIVE ENZYME COMPOSITIONS”. This patent should provide us with coverage on ZENPEP until at least February 20, 2028.

Commercialization of EUR-1008 or ZENPEP®

Commercialization of ZENPEP outside the U.S.

While we are marketing ZENPEP in the U.S. ourselves, we have also out-licensed ZENPEP in South Korea and Israel. We expect to out-license commercial rights to ZENPEP in a number of additional territories, including Europe and other parts of Asia. We have been seeking marketing authorization for ZENPEP in Europe through a centralized review process in parallel with seeking a distributor and are progressing on both fronts.

Commercialization of ZENPEP in the U.S.

According to IMS data, the PEP category generated approximately $1.3 billion in the world-wide sales in 2009. In the U.S., the category consists of both branded and unbranded products and includes prescription enteric-coated PEPs ($351 million) which are primarily used to treat malabsorption, prescription uncoated PEPs ($28 million), where malabsorption is associated with pain and OTC supplements ($24 million). Based on the IMS data, in the U.S. the branded coated PEP prescriptions account for 66% of total prescription volume and about 82% of the market value.

On November 30, 2007, Eurand Pharmaceuticals, Inc. (“EPI”) acquired all of the outstanding shares of the SourceCF family of companies (“SourceCF”). As a subsidiary of EPI, SourceCF continues to focus on serving the special needs of CF patients, physicians and care givers. The aggregate purchase price for SourceCF was $8.5 million. Approximately $7 million, including direct costs of acquisition, was paid at the date of acquisition, and an additional $1.5 million was paid in 2009.

The acquisition of SourceCF represented a significant step towards establishing Eurand’s U.S.-based marketing and specialty sales force infrastructure. Subsequently, the marketing and sales support has expanded to service therapeutic areas beyond CF. To support the ZENPEP launch, our complete commercial team includes an internal cystic fibrosis sales force of 16 sales representatives and a contract sales organization of 49 sales representatives targeting the GI market, and several key management positions within sales and marketing, such as trade and government operations and national accounts.

AG Strategy

Late in the fourth quarter 2009, after we had stopped shipping Pancrelipase, we introduced PANCRELIPASEtm (pancrelipase) Delayed-Release Capsules, an authorized generic, or AG, to the 5000 unit dose of ZENPEP. The AG, which is distributed into the trade by X-GEN, the same distributor for Pancrelipase, complements our-direct selling efforts in the CF and CP segments of the PEP market. Both the 5000 unit dose of ZENPEP and the AG are available to physicians, patients and pharmacies. We introduced the AG because of differences in prescribing in the PEP market, specifically among physicians in the GI area. The AG is priced to provide a low-cost alternative within the PEP market and does not replace the 5000 unit dose of ZENPEP. Today, the AG is priced higher than unapproved Pancrelipase but lower than the 5000 unit dose of ZENPEP.

CF Specialty Sales Force

The specialty sales and marketing organization is initially targeting approximately 120 Cystic Fibrosis Treatment Centers across the U.S. and select office-based pulmonologists who care for CF patients. In addition to ZENPEP the CF sales organization continues to sell products specifically designed to serve the special needs of patients with CF such as the SourceCF line of specialty vitamins and the Trio® electronic nebulizer. The SourceCF vitamin line was specifically designed to meet the established nutritional supplement guidelines for patients with CF. The line includes: softgels for adults, chewables for children and pediatric drops for infants and toddlers. The Trio® electronic nebulizer was cleared by the FDA in 2004 as a general use device for delivering medications approved for nebulization to both adults and children. The Trio® addresses a critical need in CF community by potentially providing patients with significantly reduced treatment times for inhaled pharmaceutical products. These products are also available to patients through our Z-POINTS® program which has been designed to support the commercialization of ZENPEP. With each prescription for a one month supply of ZENPEP capsules, eligible patients earn points that can be applied toward products and equipment they use daily. As the final FDA deadline for PEP approval approaches, significant sales focus remains on capturing patients who must be switched from unapproved PEPs to approved PEPs.

GI Sales Force

The GI Sales Force will initially target other high prescribers of PEP products such as: gastroenterologists, internal medicine and family practice physicians. The key activity in these promotionally sensitive offices has been to drive awareness of the evolving FDA environment and capture patients who also require a switch from unapproved products to FDA-approved products, such as ZENPEP. To support the switching discussion, we have designed a series of unique promotional items and programs which highlight the importance of achieving symptom control and the lack thereof, today, in these HCPs patients’ and which also provide a means for HCPs to receive direct feedback on their patients’ experience while taking ZENPEP.

Established Business

We were formed in 1999 when affiliates of Warburg Pincus LLC and Gearóid Faherty, our chairman and chief executive officer, acquired the pharmaceutical technology business of American Home Products Corporation, now Wyeth. Since our formation, we have evolved into an integrated specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products. Traditionally, we have developed new pharmaceutical formulations and entered into agreements whereby we manufactured and supplied the resultant product and our collaboration partners or licensee commercialized the product, frequently subject to royalty and milestone obligations. Pursuant to these types of arrangements, we currently generate revenues through three primary sources: the manufacture and supply of products, development and sales of out-licensed products, and fees related to our formulation and product development work. We plan on continuing to build this business while in the process of establishing and growing our own commercialization capabilities.

We refer to agreements that involve formulating a new product for a collaboration partner or licensee using our proprietary technologies as “co-development agreements”. In 2009, we entered into four co-development agreements with various collaboration partners and we continue to negotiate additional co-development agreements. Co-development agreements govern a wide range of arrangements from determining the feasibility of using a particular drug with a particular technology to contract services to formulate and supply a product. We believe we are not substantially dependent on any one of them individually. We have completed work on some of these co-development agreements, and, based on past experience and for a variety of reasons, it is likely that a number of our co-development agreements will not result in a commercialized product.

The cash flow generated by our co-development agreements, including cash flows from product sales, provides us with a significant element of the financial resources to internally fund our development and commercialization programs and maintain our research and manufacturing capabilities.

We have successfully applied our proprietary technologies to formulate products in a diverse range of therapeutic areas, including gastrointestinal, cardiovascular, pain, nutrition, and respiratory, which represented 51%, 16%, 12%, 13% and 3% of our 2009 revenues from product sales, respectively. Our ability to meet the goals of our collaboration partners coupled with our broad technology platforms and research infrastructure has allowed us to attract many of the leading pharmaceutical and biotechnology companies as collaboration partners and licensees, including Eisai, GSK, Cephalon, Novartis, and Sanofi-Aventis. Since 2001, five of our partnered drug products, KCl 20mEq, Innopran XL®, Metadate CD®, Amrix® and Lamictal® ODTtm have received FDA approval. Our collaboration partners and licensees market over 40 different products using our technologies in many of the world’s largest pharmaceutical markets, including:

•	Customized release. Innopran XL®, Amrix®, Unisom® and Ultrase®

•	Tastemasking/ODT. Lamictal® ODTtm, Children’s Tylenol®, Cibalginadue and Rulide

•	Bioavailability enhancement. Nimedex

Our largest collaboration product, in terms of revenue, is pancreatin, a PEP which we developed and manufacture and supply to licensees in both the U.S. and Europe. For the years ended 2007, 2008 and 2009 revenues attributable to pancreatin supplied to our licensees accounted for 23%, 26% and 33% of our total revenues, respectively. For the year ended December 31, 2009, approximately 93% of our revenues from pancreatin supplied to our licensees were generated in the U.S. Among others, we are the exclusive supplier to Axcan for coated pancreatin, i.e. pancreatin that has been coated to protect the enzymes from degradation resulting from acids in the stomach, in the U.S. and revenues generated from this relationship for the years ended December 31, 2007, 2008 and 2009 accounted for 17%, 23% and 31% respectively. We have developed, manufactured and supplied products to Axcan since 1991. Under our current licensing and supply agreement, entered into in 2000, in addition to receiving manufacturing fees, we are also entitled to receive royalties based on a percentage of Axcan’s annual net sales of the finished pancreatin product, including the product sold as Ultrase®. On March 23, 2007, we executed an amendment with Axcan, which, among other things, expanded the agreement to additional countries, allowed for the provision of alternative dosage strengths and addressed certain regulatory requirements not originally contemplated. The agreement, as amended, expires in 2015 and is subject to a two-year automatic renewal.

Multinational Operations.  We have research, development and manufacturing facilities in the U.S., Italy and France that position us well to supply the global pharmaceutical market. We generate revenues in Europe, North America, Asia, South America and Africa. In 2009, based on the country in which the recipient of the product or service is resident, Europe and North America accounted for approximately 31% and 63%, respectively, of our revenues. For more information on the geographic breakdown of our revenues, see Note 19 of our 2009 consolidated financial statements, included elsewhere in this Form 20-F.

Proprietary Pharmaceutical Technology Products Marketed and in Development

In addition to the application of our proprietary pharmaceutical technologies to develop our own products, such as ZENPEP®, our technologies have been successfully applied to a number of products currently marketed by our collaboration partners including, among others, Amrix® and Unisom® Sleepmelts. We continue to develop a pipeline of products both with our collaboration partners as well as for our own proprietary portfolio.

EUR-1025

EUR-1025 is a once-a-day oral formulation of ondansetron, an anti-emetic, or agent to prevent post-operative nausea and vomiting, and nausea and vomiting in cancer patients undergoing chemotherapy or radiotherapy. EUR-1025 achieved positive results in two pivotal pharmacokinetic studies. Single and multiple dose oral administrations of 24 mg of the product resulted in a similar rate and extension of exposure as 8 mg of the branded product dosed three times a day. We recently met with the FDA to review the data on EUR-1025, and we are currently working on the protocol for a single Phase III study in post-operative nausea and vomiting, that we expect to submit in the first half of 2010.

EUR-1073

EUR-1073 is an enteric coated, controlled release formulation of beclomethasone diproprionate currently marketed in certain European countries under the tradename Clippertm, where it is indicated for the treatment of inflammatory bowel disease (IBD) and ulcerative colitis and for which we may be seeking marketing authorization in the U.S. The sustained release technology targets the lower gastrointestinal tract and potentially reduces side effects. We acquired the exclusive North American rights to market EUR-1073 from Chiesi Pharmaceutici SpA in April 2008. We received an orphan drug designation for this product candidate in the first quarter of 2009 for intended use in pediatric ulcerative colitis. Chiesi has completed a Phase IIIb clinical trial for this product in Europe and the data show that Clippertm met the primary efficacy endpoint of non-inferiority to prednisolone, the current standard of care in ulcerative colitis. We are currently evaluating the results to decide whether to take this product forward in development.

EUR-1002 or Amrix®

Amrix®, developed with ECR Pharmaceuticals using our Diffucaps® technology and acquired by Cephalon, Inc. in 2007, is a once-a-day (OAD) sustained-release formulation of cyclobenzaprine hydrochloride, with FDA approved use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions. Amrix® is currently the only FDA-approved OAD skeletal muscle relaxant in the U.S. In 2000, we entered into a development, license and contract manufacturing agreement with ECR to develop a once-a-day extended-release formulation of cyclobenzaprine, and in 2003, we signed an addendum to that agreement to develop an additional formulation. Under the co-development agreement, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the co-development agreement, Cephalon is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply Cephalon with, Cephalon’s total requirements of the product for the U.S., and Cephalon must provide us with certain forecasts and firm orders prior to the desired date of shipment.

We may elect to terminate our obligation to supply the product to Cephalon, in certain circumstances, in the event that annual net sales of the product are less than specified amounts, provided, however, that in such event, we continue to manufacture and supply the product to Cephalon for a period of two years thereafter. In the event of such termination, if Cephalon manufactures the product (or has it manufactured), we would be entitled to receive royalties on Cephalon ’s net sales of the product for so long as Cephalon sells the product. Pursuant to the co-development agreement, Cephalon was responsible for regulatory filings and is granted an exclusive license to sell the product in the U.S., Canada and Mexico. In addition to development payments and manufacturing fees, we are entitled to receive royalties based on a percentage of Cephalon’s net sales of the product. The agreement provides for a term of 12 years following the date Cephalon begins selling the product in the U.S. and is subject to a two-year automatic renewal.

ECR submitted a NDA through the FDA’s 505(b)(2) procedure and received approval of the NDA in February 2007. In August 2007, Anesta Inc. acquired Amrix from ECR and Cephalon undertook all of the incumbent obligations of the co-development agreement, subject to an amendment. As the licensor and exclusive manufacturer of the product, we now work with Cephalon to support the commercialization of the product in the U.S. Cephalon began promotion of Amrix® in the U.S. in November 2007. Cephalon reported 2008 revenues from Amrix® of $73.6 million and revenues of $114 million for 2009.

In addition to the U.S. marketing efforts by Cephalon, we have partnered this product in 21 countries outside of the U.S.

In October 2008, Eurand and Cephalon received Paragraph IV certification letters relating to ANDAs submitted to the FDA by Mylan Pharmaceuticals, Inc. and Barr Laboratories, Inc., each requesting approval to market and sell a generic version of the 15 mg and 30 mg strengths of Amrix. In November 2008, we received a similar certification letter from Impax Laboratories, Inc. Mylan and Impax each allege that the U.S. Patent Number 7,387,793 (the “Patent”), entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to Eurand, will not be infringed by the manufacture, use or sale of the product described in the applicable ANDA and reserve the right to challenge the validity and/or enforceability of the Patent. Barr alleges that the Patent is invalid, unenforceable and/or will not be infringed by its manufacture, use or sale of the product described in its ANDA. The Patent does not expire until February 26, 2025. In late November 2008, we filed a lawsuit with Cephalon, in U.S. District Court in Delaware against Mylan (and its parent) and Barr (and its parent) for infringement of the Patent. In January 2009, we filed a lawsuit with Cephalon in U.S. District Court in Delaware against Impax for infringement of the Patent. Under the provisions of the Hatch-Waxman Act, the filing of these lawsuits stays any FDA approval of each ANDA until the earlier of a district court judgment in favor of the ANDA holder or 30 months from the date of our receipt of the respective Paragraph IV certification letter. Cephalon is bearing the bulk of the expenses associated with the litigation. We intend to work with Cephalon to defend the Amrix intellectual property rights, but there can be no assurance that these efforts will be successful.

EUR-1037 or Unisom® Sleepmelts

EUR-1037 is an orally disintegrating tablet formulation of Diphenhydramine citrate, that we developed using our AdvaTab® and Microcaps® technologies. The product is sold as an over-the-counter (OTC) sleep-aid product by Chattem Inc. in the U.S. under the brand name Unisom® Sleepmelts. The product was launched in April 2008.

EUR-1048 or Lamictal® ODTtm

EUR-1048 or Lamictal® ODTtm, is a taste-masked, orally disintegrating tablet formulation of lamotrigine that we developed using our AdvaTab® and Microcaps® technologies. On May 11, 2009, the FDA approved Lamictal® ODTtm for sale in the U.S. for the long-term treatment of Bipolar I Disorder. GSK launched Lamictal® ODTtm in late June 2009. This product was developed in 2006 pursuant to a co-development agreement with GSK under which we were responsible for performing feasibility studies, formulation optimization and scale-up, and providing clinical supply for the proposed product. GSK was responsible for certain regulatory filings and is granted an exclusive license to sell the product in the U.S. GSK is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply GSK with, GSK’s total requirements of EUR-1048 for the U.S. We retain certain rights to the product outside the U.S. In addition to development payments, milestone payments ($12 million of which we have already received and an additional $30 million that we could potentially receive) and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK’s net sales of the product. The agreement provides for a term of 15 years following the date GSK begins selling the product in the U.S.

EUR-1000

EUR-1000 was designed as an AB-rated generic product to Inderal LA, a long-acting formulation of propranolol that is indicated for the treatment of hypertension and migraines. In the U.S., an AB rating allows a pharmacist to substitute a generic for a brand without physician approval. In 2006, Inderal LA generated approximately $175 million in sales. The Orange Book listings for Inderal LA indicate that the patents related to this product have expired. We have a co-development agreement with GSK (acquired by GSK from Reliant Pharmaceuticals in December 2007) to develop EUR-1000. Under the agreement, signed in 2000, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and are responsible for validating the manufacturing process. Furthermore, pursuant to the agreement, GSK is obligated to purchase from us, and we are obligated to supply GSK with, GSK’s total requirements of the product. GSK conducted clinical trials to determine bioequivalence and is responsible for regulatory filings and distribution and sales of the product. In addition to development and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK ’s net sales of the product. In addition, GSK is obligated to pay us certain minimum annual royalty payments, which, if not maintained, allow us to enter into a development, license or supply agreement with any third party for the product. The ANDA for EUR-1000 was submitted by Reliant to the FDA in December 2006 and is under review.

Earlier Stage Product Candidates

In addition to our advanced development pipeline, we have several co-development and proprietary product candidates that are in earlier stages of research and development. We expect to continue to expand our product pipeline through the application of our proprietary formulation technologies to our own and our collaborators’ product ideas.

Proprietary Pharmaceutical Technologies

We have a broad and validated portfolio of proprietary pharmaceutical technologies, providing us with the opportunity to develop innovative products for our internal product pipeline and the flexibility to offer our collaborators a variety of solutions for their drug development objectives. In total, we have three technology platforms with eight distinct technologies that we apply to meet a range of challenging drug development objectives, including technologies that:

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

Tastemasking/ODT

Our tastemasking/ODT technologies create convenient, patient-friendly dosage forms, such as orally disintegrating tablet formulations, liquid suspensions and sprinkles. We are able to apply our Microcaps taste-masking technology to all these dosage forms.

•	Microcaps taste-masking. The ability to mask the bitter or irritant characteristics of many drugs with flavors and sugars is limited, and coating of the drug is generally required to achieve maximum taste-masking effectiveness. Our Microcaps technology deposits a polymer layer around the drug particles to form a complete and continuous barrier.

•	Orally disintegrating tablets. We have two commercialized orally disintegrating tablet technologies, AdvaTab®, through our license with Kyowa Hakko, and our internally developed Ziplets. We are able to combine either of these dosage forms with our particle-coating technologies for taste-masking, gastro-protection and controlled release. Our technologies allow us to produce pleasant-tasting tablets that dissolve in the mouth in seconds. We are able to manufacture this easy-to-administer dosage form using standard tableting and packaging equipment, thus eliminating the need for expensive specialty packaging.

•	Liquitard liquid suspensions. Oral administration of certain dosage forms, such as medium- to large-sized capsules and tablets, can be problematic for patients having difficulty swallowing, such as pediatric and geriatric populations, or patients with severe clinical conditions. Using our Liquitard technology, we can

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

Research and Development

We have built a research and development organization that includes expertise in product formulation, pharmaceutical development, physical pharmacy and clinical development. We focus our research and development efforts primarily on making proprietary improvements to marketed or development-stage products through the application of our drug formulation technologies and developing product opportunities for commercialization by ourselves. Improvements to existing products generally involve less development and regulatory risk and shorter time from concept to market than traditional new drug developments.

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

Our research and development activities include collaborating with many leading pharmaceutical and biotechnology companies to provide formulation solutions to enhance their products or aid in product life-cycle management. We have signed four new co-development agreements in 2009. As of December 31, 2009, we had 117 employees in the research and development department worldwide, including more than 56 with Ph.D.s, masters or medical degrees (including Clinical, Regulatory Affairs and analysts working on our pancreatin project). Our research and development activities are conducted both in the U.S. and Italy.

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

We have undergone successfully numerous audits by customers and regulatory agencies, including the FDA and European authorities. The U.S. Drug Enforcement Administration (DEA) has approved our U.S. location for the research and manufacture of DEA-regulated controlled substances, and the relevant European authorities have approved our European facilities for the research and manufacture of controlled substances.

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

Intellectual Property

We actively seek patent protection for the proprietary technology that we consider important to our business, including our core platform technologies, as well as compounds, compositions and formulations and their methods of use and the processes for their manufacture. In addition to seeking patent protection in the U.S., we generally file patent applications in Canada, Europe, Japan and other countries on a selective basis to further protect the inventions that we consider important to the development of our business. We also maintain and rely on trade secrets, know-how, continuing technological innovation, in-licensed technologies and in-licensing opportunities to develop and maintain our proprietary positions. Our success depends in part on our ability to obtain and maintain proprietary protection for our products, product candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights as we develop new technologies or expand into new territories.

Patents and Proprietary Technology

Patents and trade secrets are important to our business. Our patent portfolio contains over 100 patent families that consist of over 390 granted patents and nearly 310 pending applications. We continue to file new applications on an ongoing basis. Our current patent portfolio is largely composed of patents with claims directed to our core platform technologies and related materials, processes, equipment and methods of manufacture and applications of the same to various formulations or drugs.

Our controlled-release Diffucaps® technology is present in a number of products marketed worldwide such as: in the U.S., Innopran XL®, and Amrix®; in Japan, NitorolR®; and in Europe, Diffu-K®, Slozem® and Diclomax Retard®. The Diffucaps technology portfolio contains a number of patents granted throughout the world, including five in the U.S. and two in Europe, with expiry dates between 2021 and 2025 (unless otherwise extended or reduced). Recent developments include the design and clinical testing of Diffucaps systems designed to deliver weakly basic drugs that are practically insoluble above pH 6.8, for absorption throughout the gastrointestinal tract. In 2009, we filed one new U.S. patent application related to this technology.

Our Microcaps® technology is present in Children’s Tylenol®, Advil® chewable tablets, Rulide® Roxithromycin tablets for suspension and Cibalginadue® Ibuprofen. Patents that describe our Microcaps technology have been granted in various countries throughout the world, including thirteen in the U.S. and six in Europe. These patents have expiry dates between 2010 and 2024 (unless otherwise extended or reduced). Recent developments include the design and clinical testing of Microcaps systems based on the pore-former approach to rapidly release the drug upon entry into the stomach to enhance the probability of being bioequivalent to RLD (reference listed drug) product. Currently, we have five U.S. patent applications related to this technology. In 2009, we filed four new U.S. patent applications related to this technology.

The AdvaTab® technology is licensed from Kyowa Hakko as a worldwide license that is exclusive subject to Kyowa Hakko’s reservation of certain rights. The technology platform includes nine U.S. patents, seven European patents and nine Japanese patents with expiry dates from 2013 to 2023 (unless otherwise extended or reduced).

Kyowa Hakko or Eurand also has over 30 pending patent applications for this technology. The pending applications, improvements and new patent filings are subject to the license agreement. Recent developments at Eurand include the design and clinical testing of AdvaTab systems wherein the Microcaps and AdvaTab technologies are combined to produce patient-friendly orally disintegrant tablet dosage forms. There are several pending patent applications with U.S. Patent and Trademark Office. Some of the pending patent applications include orally disintegrating tablet systems based on the combination of Diffucaps and AdvaTab technologies. In 2009, we filed three new U.S. patent applications related to this technology.

Our Biorisetm bioavailability enhancement technology portfolio includes six U.S. patents, seven European patents and one Japanese patent, with expiry dates between 2010 and 2023 (unless otherwise extended or reduced). There are over 20 pending patent applications relating to this technology.

Our polymer conjugation technology portfolio includes new chemical entity and technology patents, including four U.S. and four European issued patents. These patents have expiry dates between 2018 and 2026 (unless otherwise extended or reduced). There are nearly twenty pending patent applications relating to this technology. In 2009, we filed two new U.S. patent applications related to this technology.

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

We own several product-specific patents, including: (i) Orange Book-listed U.S. patent (US 6500454), with an expiry date of October 4, 2021 (unless otherwise extended or reduced), for GSK ’s Innopran XL® product; (ii) Orange Book-listed U.S. patent (US 7387793), with an expiry date of February 26, 2025 (unless otherwise extended or reduced) for Cephalon’s Amrix® product and (iii) U.S. and European patents, which expire in 2019 (unless otherwise extended or reduced), for Novartis’ Cibalginadue®, Ibuprofen.

We have five years of data exclusivity until August 2014 for ZENPEP® in the U.S. We also have one granted patent, four pending patent applications in the U.S. as well as an international application under the Patent Cooperation Treaty, or PCT, and national patent applications in Argentina, Chile and Taiwan with claims related to ZENPEP. The patent applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We also maintain as trade secrets or know-how certain of the technology used in developing or manufacturing ZENPEP.

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

Trademarks

We have registered, or have pending applications for the registration of, certain of our trademarks in various countries, which allow us to create brand recognition of our products and enhance loyalty within our customer base. We actively manage our trademark portfolio, maintain long-standing trademarks that are in use, and file applications for trademark registrations for new brands in all relevant jurisdictions. Although we police our trademark portfolio, our efforts may be unsuccessful against competitors, potential infringers or other violating entities, and we may not have adequate remedies for any misappropriation or infringement of our trademark rights because, for example, a violating company may be insolvent. At any given time, the precise composition of our trademark portfolio may change due to decisions we make in the course of our normal business practices not to use or maintain trademarks or to cease the prosecution of trademark applications in certain selected territories or technology areas.

Know-how

In addition to our patents, trade secrets and trademarks, we have established a proprietary knowledge base around our technologies, manufacturing processes and procedures, general business processes and project management systems. Our policy is to protect this information by, among other things, entering into confidentiality agreements with parties that have access to it, such as certain of our collaboration partners, licensees, employees and consultants. The policy also provides for the identification of trade secrets, and implementation of processes to ensure its protection, by limiting access thereto and educating those with access thereto how and why to maintain the confidentiality of the trade secrets.

Competition

The pharmaceutical industry is highly competitive and subject to rapidly advancing technologies. We and our collaborators face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in drug development activities or funding, both in the U.S. and abroad. Some of these entities are pursuing the development of drugs and other products that target the same diseases and conditions that we and our collaborators target in preclinical studies and clinical trials.

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

Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer side effects, are more convenient or are less expensive than any of the products that we currently sell or may sell in the future. In addition, our ability to compete may be affected in some cases because insurers and other third-party payors seek to encourage the use of generic products or less expensive alternatives. This may have the effect of making branded products less attractive from a cost perspective to patients, providers or payors.

Currently, we do not market any pharmaceutical products outside of the U.S., but rely on our collaborators to commercialize our products. In the U.S., we market ZENPEP® through our established sales and marketing force which is also marketing products to the CF community. If our proprietary clinical-stage product candidates are approved, they will compete with currently marketed drugs and potentially with product candidates in development for the same indications, including those marketed by our collaboration partners. In the event our products compete with our existing collaborators’ products, we may lose those collaborators or experience decreased sales of existing products with no corresponding increase in revenues.

We are one of the largest suppliers and manufacturers of currently marketed PEPs in the U.S. Although we anticipate, based on the FDA’s original 2004 guidance, a significant reduction in the number of PEPs on the market as of April 28, 2010, this decline in competition may not occur. FDA’s amended guidance in October 2007 now only requires that for companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, such companies submit an NDA on or before April 28, 2009 and continue diligent pursuit of regulatory approval in order to satisfy the April 28, 2010 deadline. The level of competition that ZENPEP faces from products in the U.S. depends on whether the manufacturers of currently marketed products file NDAs by the deadline set by the FDA and ultimately obtain approval for their NDAs and, if they do not follow the current guidance, whether the FDA takes regulatory action against these manufacturers and the nature of any such action.

ZENPEP competes with currently marketed porcine-derived PEPs from Axcan, Johnson & Johnson, and Solvay/Abbott. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA and provided a date suggesting a four month review. We licensed the Ultrase product to Axcan, and we receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product. In May 2009, Solvay announced that it had received an approval for its new reformulated PEP, Creon®. Creon, Pancrease MT and Ultrase compete with ZENPEP.

Our pharmaceutical technologies compete with existing technologies such as those utilized by Biovail, Elan, Skye Pharma, and Cima (a subsidiary of Cephalon), among others. Competing technologies include the multiple-particle systems of Andrx, a subsidiary of Watson, Biovail and Elan; the controlled-release tablet technologies of Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Solvay/Abbott. Our pharmaceutical technologies will also compete with new drug development technologies that may be developed or commercialized in the future. Any of these technologies may receive governmental approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become noncompetitive or obsolete.

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

Government Regulation and Price Constraints

The pharmaceutical industry is subject to extensive global regulation by regional, country, state and local agencies. The Federal Food, Drug, and Cosmetic Act (FDC Act), other Federal statutes and regulations, various state statutes and regulations, and laws and regulations of foreign governments govern to varying degrees the testing, approval, production, labeling, distribution, post-market surveillance, advertising, dissemination of information and promotion of our products. The lengthy process of laboratory and clinical testing, data analysis, manufacturing, development, and regulatory review necessary for required governmental approvals is extremely costly and can significantly delay product introductions in a given market. Promotion, marketing, manufacturing and distribution of pharmaceutical products are extensively regulated in all major world markets. In addition, our operations are subject to complex Federal, state, local, and foreign environmental and occupational safety laws and regulations. We anticipate that the laws and regulations affecting the manufacture and sale of current products and the introduction of new products will continue to require substantial scientific and technical effort, time and expense as well as significant capital investments.

United States

Of particular importance is the FDA in the U.S. It imposes requirements covering the testing, safety, effectiveness, manufacturing, labeling, marketing, advertising and post-marketing surveillance of our products. In many cases, FDA requirements have increased the amount of time and money necessary to develop new products and bring them to market in the U.S.

Clinical Trials

As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animals to identify potential safety problems and, in some cases, to evaluate potential efficacy. The results of the preclinical studies are submitted to regulatory authorities as a part of an IND that is filed with regulatory agencies prior to beginning studies in humans. Clinical trials are typically conducted in three sequential phases, although the phases may overlap. Phase I typically begins with the initial introduction of the drug into human subjects prior to introduction into patients. In Phase I, the compound is tested for safety, dosage tolerance, absorption, biodistribution, metabolism, excretion and clinical pharmacology, as well as, if possible, to gain early information on effectiveness. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the drug for a specific indication, determine dose tolerance and the optimal dose range, and to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population, generally at multiple study sites, to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, one or more independent Institutional Review Boards must evaluate each clinical study. The Institutional Review Board considers, among other things, ethical factors, the safety of the study, the adequacy of informed consent by human subjects and the possible liability of the institution. The process of completing clinical trials for a new drug is likely to take a number of years and require the expenditure of substantial resources.

New Drug Application (NDA)

Promising data from preclinical and clinical trials are submitted to the FDA in an NDA for marketing approval. Preparing an NDA or foreign application involves considerable data collection, verification, analyses and expense, and there can be no assurance that the applicable regulatory authority will accept the application or grant an approval on a timely basis, if at all. The marketing or sale of pharmaceuticals in the U.S. may not begin without FDA approval. The approval process is affected by a number of factors, including primarily the safety and efficacy demonstrated in clinical trials and the severity of the disease. Regulatory authorities may deny an application if, in their sole discretion, they determine that applicable regulatory criteria have not been satisfied or if, in their judgment, additional testing or information is required to ensure the efficacy and safety of the product.

cGMP Regulations

One of the conditions for initial marketing approval, as well as continued post-approval marketing, is that a prospective manufacturer’s quality control and manufacturing procedures conform to the current Good Manufacturing Practice regulations of the FDA. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, recordkeeping and quality control to ensure that products meet applicable specifications and other requirements to ensure product safety and efficacy. The FDA periodically inspects our drug manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply with the statutory and regulatory requirements subjects us to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Adverse experiences with the use of products must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy occur following approval. The Federal government has extensive enforcement powers over the activities of pharmaceutical manufacturers, including authority to withdraw product approvals, commence actions to seize and prohibit the sale of unapproved or non-complying products, to halt manufacturing operations that are not in compliance with cGMPs, and to impose or seek injunctions, voluntary recalls, civil monetary and criminal penalties.

Post-marketing Requirements

After regulatory approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety, to validate surrogate efficacy endpoints, or for other reasons, and the failure of such studies can result in a range of regulatory actions, including withdrawal of the product from the market. Further studies will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially approved. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including any change in indication, manufacturing process, labeling or manufacturing facility, it may be necessary to submit an application seeking approval of such changes to the FDA or foreign regulatory authority.

Finally, the FDA can place restrictions on approval and marketing utilizing its authority under applicable regulations. Marketing authorization for our products is subject to revocation by the applicable governmental agencies. In addition, modifications or enhancements of approved products or changes in manufacturing locations are in many circumstances subject to additional FDA approvals, which may or may not be received and which may be subject to a lengthy application process.

Drug Distribution Requirements

The distribution of pharmaceutical products is subject to the Prescription Drug Marketing Act (PDMA) as part of the FDC Act, which regulates such activities at both the Federal and state level. Under the PDMA and its implementing regulations, states are permitted to require registration of manufacturers and distributors who provide pharmaceuticals even if such manufacturers or distributors have no place of business within the state. States are also permitted to adopt regulations limiting the distribution of product samples to licensed practitioners. The PDMA also imposes extensive licensing, personnel recordkeeping, packaging, quantity, labeling, product handling and facility storage and security requirements intended to prevent the sale of pharmaceutical product samples or other product diversions.

Additional Requirements

The FDA Amendments Act of 2007 imposed additional obligations on pharmaceutical companies and delegated more enforcement authority to the FDA in the area of drug safety. Key elements of this legislation give the FDA authority to (1) require that companies conduct post-marketing safety studies of drugs, (2) impose certain drug labeling changes relating to safety, (3) mandate risk mitigation measures such as the education of healthcare providers and the restricted distribution of medicines, (4) require companies to publicly disclose data from clinical trials and (5) pre-review television advertisements.

The marketing practices of all U.S. pharmaceutical manufacturers are subject to Federal and state healthcare laws that are used to protect the integrity of government healthcare programs. The Office of Inspector General of the U.S. Department of Health and Human Services (OIG) oversees compliance with applicable Federal laws, in connection with the payment for products by government funded programs (primarily Medicaid and Medicare). These laws include the Federal anti-kickback statute, which criminalizes the offering of something of value to induce the recommendation, order or purchase of products or services reimbursed under a government healthcare program. The OIG has issued a series of Guidances to segments of the healthcare industry, including the 2003 Compliance Program Guidance for Pharmaceutical Manufacturers (the OIG Guidance), which includes a recommendation that pharmaceutical manufacturers, at a minimum, adhere to the PhRMA Code, a voluntary industry code of marketing practices. Failure to comply with these healthcare laws could result in administrative and legal proceedings, including actions by Federal and state government agencies. Such actions could result in the imposition of civil and criminal sanctions, which may include fines, penalties and injunctive remedies

We are also subject to the jurisdiction of various other Federal and state regulatory and enforcement departments and agencies, such as the Federal Trade Commission, the Department of Justice and the Department of Health and Human Services in the U.S. We are also licensed by the U.S. Drug Enforcement Agency to procure and produce controlled substances. We are, therefore, subject to possible administrative and legal proceedings and actions by these organizations. Such actions may result in the imposition of civil and criminal sanctions, which may include fines, penalties and injunctive or administrative remedies.

We participate in state government-managed Medicare and Medicaid programs, as well as certain other qualifying Federal and state government programs whereby discounts and rebates are provided to participating state and local government entities.

Outside of the U.S.

Our activities outside the U.S. are also subject to regulatory requirements governing the testing, approval, safety, effectiveness, manufacturing, labeling and marketing of our products. These regulatory requirements vary from country to country. Whether or not FDA approval or approval of the EMA has been obtained for a product, approval of the product by comparable regulatory authorities of countries outside of the U.S. or the EU, as the case may be, must be obtained prior to marketing the product in those countries. The approval process may be more or less rigorous from country to country, and the time required for approval may be longer or shorter than that required in the U.S. Approval in one country does not assure that a product will be approved in another country.

In many markets outside the U.S., we operate in an environment of government-mandated, cost-containment programs. Several governments have placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and/or enacted across-the-board price cuts as methods of cost control. In most EU countries, the government regulates pricing of a new product at launch often through direct price controls, international price comparisons, controlling profits and/or reference pricing. In other markets, the government does not set pricing restrictions at launch, but pricing freedom is subsequently limited. Companies also face significant delays in market access for new products and, in certain European countries, more than two years can elapse before new medicines become available on some national markets. Additionally, member states of the EU have regularly imposed new or additional cost containment measures for pharmaceuticals. In recent years, Italy, for example, has imposed mandatory price decreases. The existence of price differentials within the EU due to the different national pricing and reimbursement laws leads to significant parallel trade flows.

In recent years, Congress and some state legislatures have considered a number of proposals and have enacted laws that could effect major changes in the healthcare system, either nationally or at the state level. Driven in part by budget concerns, Medicaid access and reimbursement restrictions have been implemented in some states and proposed in many others. Similar cost containment issues exist in many foreign countries where we do business.

Property, Plants and Equipment

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

In early January 2010, during routine inspection activities, an accidental release of cyclohexane was discovered to have occurred to the ambient air from the conservation vent of an on-site aboveground storage tank located at our facility in Vandalia, Ohio. We believe that this release did not pose any significant health-based or environmental impacts. However, due to the occurrence of such an event, and upon discovery, we immediately reported the release to the appropriate authorities, those being the National Response Center, the State Emergency Response Commission and subsequently the Regional Air Pollution Control Agency. We also developed a system of corrective actions to establish procedures and safeguards to minimize the potential for such an event to occur in the future.

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

Our U.S. manufacturing operations are based near Dayton, Ohio, where we own a facility of approximately 101,000 square feet, which houses our administrative, research, production and warehouse operations in the U.S. This facility was built in 1985 and completely renovated and expanded in 2001. In 2008, we completed a construction project which included the renovation of approximately 13,000 square feet of our existing building, as well as a 13,000 square-foot addition. In addition, adjacent to the facility, we lease approximately 5,000 square feet of office space that houses certain administrative personnel.

Following a strategic overview of our technology portfolio, we have decided to cease all internal investment in the drug conjugation technology. We may seek to out-license this technology and its intellectual property to interested parties. As a result of this, the drug conjugation facility and the leased office space of approximately 8,600 square feet in the Area Science Park of Trieste, Italy, was closed on March 1, 2010.

We lease office space of approximately 11,475 square feet near Philadelphia, Pennsylvania for Eurand Pharmaceuticals, Inc.’s operations.

We also lease office space of approximately 5,500 square feet in Huntsville, Alabama for SourceCF’s and Eurand Pharmaceuticals, Inc.’s operations.

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

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 20-F. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information — Risk Factors” and elsewhere in this Annual Report on Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a specialty pharmaceutical company that develops, manufactures and commercializes pharmaceutical and biopharmaceutical products. We utilize our proprietary pharmaceutical technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Through our collaboration arrangements, we have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. We are simultaneously developing and commercializing our own portfolio of products to address cystic fibrosis and gastrointestinal disorders. Using our own sales and marketing team, we are currently commercializing a portfolio of products for cystic fibrosis patients in the U.S. On August 27, 2009, the U.S. Food and Drug Administration, or FDA, approved our lead product EUR-1008, or ZENPEP®, for sale in the U.S. for the treatment of exocrine pancreatic insufficiency, or EPI, due to cystic fibrosis (CF) or other conditions. Other conditions that result in EPI frequently include gastrointestinal surgery, chronic pancreatitis and pancreatic cancer. We launched ZENPEP® (pancrelipase) Delayed-Release Capsules in the U.S. late in the fourth quarter of 2009 and expanded and supplemented our sales force immediately prior to launch to address both the gastrointestinal (GI) and CF communities. We also currently have two late-stage proprietary product candidates, EUR-1073 (beclomethasone) and EUR-1025 (ondansetron) in development in our own portfolio, as well as a number of other products currently in development with collaboration partners, including EUR-1000, which is partnered with GlaxoSmithKline, or GSK, which we currently expect to be approved by the FDA in 2010. We continue to advance and develop additional products using our pharmaceutical technologies.

We currently have manufacturing and research facilities in the U.S., Italy and France. In 2009, we had approximately €120.6 million (or $172.8 million) in total revenues. We manufacture and supply over 40 different products for sale in many of the world’s largest pharmaceutical markets. These products generated €99.0 million (or $141.9 million) in product sales in 2009. The remainder of our revenues generally consists of royalties and development fees.

We were formed in 1999 when affiliates of Warburg Pincus LLC and Gearóid Faherty, our chief executive officer and chairman, acquired the pharmaceutical technology business of American Home Products Corporation, now Wyeth. Warburg Pincus remains the majority shareholder of our ordinary shares. Since our formation, we have evolved into a specialty pharmaceutical company that develops, manufactures and commercializes pharmaceutical and biopharmaceutical products. Our evolution has been marked by the acquisition a number of businesses and technologies for an aggregate amount of approximately €27.3 million, consisting of:

•	In February 2000, substantially all of the assets of Vectorpharma, providing us with complementary expertise for our Biorise system, new products in the development pipeline and additional research and development capabilities;

•	In June 2000, Pharmatec, which provided us with additional research and development capabilities, additional manufacturing capacity in Italy and several marketed products;

•	In January 2002, certain assets of Polytech, an early-stage company specializing in polymer-based drug conjugation; and

•	In December 2007, SourceCF, which provided us with products marketed to the Cystic Fibrosis community. SourceCF has a sales and marketing organization with knowledge of the Cystic Fibrosis market which we expect to be an important market for ZENPEP®.

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

Traditionally, we have developed new pharmaceutical formulations and entered into agreements whereby we manufactured and supplied the resultant product and our collaboration partners or licensee commercialized the product, frequently subject to royalty and milestone obligations. Pursuant to these types of arrangements, we currently generate revenues through three primary sources: the manufacture and supply of products, development and sales of out-licensed products, and fees related to our formulation and product development work. We plan on continuing to build this business. Moreover, we plan to increase our revenues from the products commercialized and marketed by us, especially revenues from our lead product, ZENPEP, which was launched in 2009.

We refer to agreements that involve formulating a new product for a collaboration partner or licensee using our proprietary technologies as “co-development agreements”. In 2009, we entered into four co-development agreements with various collaboration partners and we continue to negotiate additional co-development agreements. Co-development agreements govern a wide range of arrangements from determining the feasibility of using a particular drug with a particular technology to contract services to formulate and supply a product. We believe we are not substantially dependent on any one of them individually. We have completed work on some of these co-development agreements, and, based on past experience and for a variety of reasons, it is likely that a number of our co-development agreements will not result in a commercialized product.

We have successfully applied our proprietary technologies to formulate products in a diverse range of therapeutic areas, including gastrointestinal, cardiovascular, pain, nutrition, and respiratory, which represented 51%, 16%, 12%, 13% and 3% of our 2009 revenues from product sales, respectively. Our ability to meet the goals of our collaboration partners coupled with our broad technology platforms and research infrastructure has allowed us to attract many of the leading pharmaceutical and biotechnology companies as collaboration partners and licensees, including Eisai, GSK, Cephalon, Novartis, and Sanofi-Aventis. Since 2001, five of our partnered drug products, KCl 20mEq, Innopran XL®, Metadate CD®, Amrix® and Lamictal® ODTtm have received FDA approval. Our collaboration partners and licensees market over 40 different products using our technologies in many of the world’s largest pharmaceutical markets, including:

•	Customized release. Innopran XL®, Amrix®, Unisom® and Ultrase®

•	Tastemasking/ODT. Lamictal® ODTtm, Children’s Tylenol®, Cibalginadue and Rulide.

•	Bioavailability enhancement. Nimedex.

Our largest collaboration product, in terms of revenue, is pancreatin, a PEP which we developed and manufacture and supply to licensees in both the U.S. and Europe. For the years ended 2007, 2008 and 2009 revenues attributable pancreatin supplied to licensees accounted for 23%, 26% and 33% of our total revenues, respectively. For the year ended December 31, 2009, approximately 93% of our revenues from pancreatin supplied to licensees were generated in the U.S.

Financial Operations Overview

Revenues

We currently generate our revenues from product sales, royalties or distribution fees for products our collaborators or distributors sell, and development fees for formulation work. Our direct product sales comprise a portfolio of products for cystic fibrosis and other patients in the U.S. This currently includes ZENPEP® (pancrelipase) Delayed-Release Capsules launched in the U.S. late in the fourth quarter of 2009 and the SourceCF product portfolio. The SourceCF product portfolio most notably includes a portfolio of vitamins and the TRIO®

(formerly marketed under the name eFlow®) electronic nebulizer. Prior to ZENPEP’s commercial launch in November 2009, we marketed an unapproved PEP under the tradename Pancrelipase.

We are a global company with revenues generated in Europe, North America, Asia, South America and Africa. The proportion of our revenues derived from all countries which are a material source of revenue for us is shown in the table below, which includes revenue from The Netherlands, our country of domicile:

	Total Revenues
	Years Ended December 31,
	2009(1)	2008(1)	2007(1)

United States	60.9%	47.9%	40.3%
Germany	9.0%	16.7%	21.0%
United Kingdom	8.3%	10.1%	11.5%
Japan	3.8%	4.9%	6.9%
Italy	3.4%	6.2%	4.8%
Switzerland	2.6%	2.1%	3.7%
Netherlands	2.2%	2.3%	1.2%
Spain	1.8%	1.6%	2.1%
France	1.8%	2.1%	2.4%
Canada	1.5%	1.4%	1.3%
Other	4.7%	4.7%	4.8%

	100%	100.0%	100.0%

(1)	For absolute amounts on which these percentages are based please refer to the consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our revenues have increased by approximately 22% for the year ended December 31, 2009 compared to the same period in 2008. However, this growth would have been approximately 18% for the year ended December 31, 2009 compared to the same period in 2008 had our revenues not been positively affected by changes in exchange rates, which increased the reported revenue figure by approximately €4.1 million for the year ended December 31, 2009. For the year ended December 31, 2008 our revenues increased approximately 16% as compared to the previous year for the reasons discussed in ‘‘— Results of Operations.”

Product Sales.  Product sales represent revenues from products manufactured in commercial quantities and sold by us to our customers and revenues from the sales of products commercialized and marketed by us, such as ZENPEP, Pancrelipase and SourceCF product portfolio. As our co-development and proprietary product candidates are commercialized, we expect product sales to increase.

Royalties.  In certain instances, we receive royalty revenues from our collaborators equal to a percentage of their product sales. Although product sales historically have accounted for most of our revenues, in recent years we have seen an increase in the revenues arising from royalty arrangements we have in place with a number of our collaboration partners including, for example, the Amrix product for Cephalon and the Ultrase product for Axcan.

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

In our typical co-development contract, we generally receive development fees and milestones from our collaborators. Most of our current co-development agreements provide for us to perform development activities based on an hourly service fee. Our current co-development agreements also typically include provisions for the receipt of milestone payments upon the achievement of certain development and/or regulatory milestones including, by way of example, successful completion of development phases, successful demonstration of bioequivalence, and acceptance and approval by the applicable regulatory agencies. Milestone payments are usually structured as lump sum payments, which are due if and when we reach certain mutually agreed-upon development milestones as set forth in the agreements. For the years ended December 31, 2007, 2008 and 2009, we recognized €3.6 million, €3.1 and €5.1 million of revenue from milestone payments, respectively. In many cases, achievement of such milestone payments is based on factors that are out of our control, including, among other things, regulatory approval of the product. In addition, in many cases, decisions directly affecting the receipt of these payments are made at the sole discretion of our collaborator.

Due to the structure of our co-development agreements and the inherent difficulty in predicting progress on development plans, our development fees may fluctuate significantly from quarter to quarter. In addition, development fees will fluctuate depending on the number of co-development agreements we enter into in a given year or quarter.

Expenses

Cost of Goods Sold.  We generally manufacture all of the products we sell — the exception being the products included in the SourceCF product portfolio which are sourced from third parties, but accounted for less than 2% of cost of goods sold in 2009. The more significant component of our cost of goods sold is represented by the cost of raw materials, in particular, active ingredients, that we purchase from specialized vendors. Other significant components include utilities, depreciation of our fixed assets, and costs of personnel used for manufacturing purposes, including stock-based compensation expenses. The cost of materials fluctuates in close relationship to the fluctuation of product sales, notably volumes. The majority of the other components of cost of goods sold is generally referred to as indirect costs or overhead and is more stable in nature. Therefore, when product sales increase or decrease rapidly, these indirect costs and overhead do not necessarily move in close relationship with product sales.

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

	Years Ended December 31,
	2007	2008	2009
	(In thousands)

Research and development expenses attributable to development fees	€5,432	€5,892	€6,345
Other research and development expenses(1)	€11,678	€14,399	€17,222

Research and development expenses	€17,110	€20,291	€23,567

(1)	In our consolidated statement of operations, we refer to internal research and development expenses as other research and development expenses.

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

In late 2009 we started marketing ZENPEP to the approximately 120 CF Centers across the U.S. through our own U.S. based commercial group of 16 highly-experienced sales and sales support professionals, and to the gastrointestinal market segment primarily through a contract sales force of 49 sales representatives.

We have significantly increased our direct selling expenses in the fourth quarter of 2009 as a result of the ZENPEP launch in November 2009. These are expected to be the main driver impacting overall selling, general and administrative expenses in the future. The increasing complexity of the Company will also require additional costs for management and compliance, including higher consulting, legal, accounting, insurance and investor relations costs.

Equity-Based Compensation.  The table below shows the impact of equity-based compensation expenses on our statement of operations.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands)

Included in the statement of operations as:
Cost of goods sold	—	€(5)	€269	€188	€280
Research and development expenses	4	(36)	240	225	450
Selling, general and administrative expenses	46	(24)	750	1,477	1,685

Stock option expense	50	(65)	1,259	1,890	2,415

Equity based compensation currently consists of stock options granted and shares awarded to employees. Our stock options generally vest over four years and expire ten years from the date of grant, except certain options granted in 2000, which were subject to accelerated vesting. During 2006 we did not grant any options, but recognized a €65,000 gain from the forfeiture of options previously expensed. During 2007, 2008 and 2009, we granted stock options to employees which were expensed at fair value over the related vesting periods. In December 2007, we also awarded 26,100 shares — 50 shares to each employee working for the Company on December 1, 2007. Since there were no future service requirements for employees, the shares were expensed immediately. No shares were awarded in 2006, 2008 or 2009.

Foreign Exchange Gains and Losses.  We purchase foreign exchange contracts so as to hedge our exposure to revaluation of monetary assets and liabilities held on our balance sheet. Due to these hedging activities, our foreign exchange gains and losses have not exceeded €330,000 in any single year during the 2005 to 2009 period. We intend to continue the same management policy toward the hedging of our exposure to foreign currency.

Other Operating Expenses  Other operating expenses are operating expenses that are unusual in nature and occur occasionally.

Interest Income and Interest Expense.  Interest income consists primarily of interest income earned on our cash balances. Interest expense consists of interest on outstanding debt and the amortization of financing costs. As of December 31, 2009, our total outstanding debt was €207,000, owed to banks.

Income Taxes

Income taxes consist of current corporate income taxes and deferred tax expense on our reported results. We are resident and domiciled in The Netherlands, but the majority of our business activity is taxed in other jurisdictions, principally the U.S. and Italy, where the income is deemed to have originated. Tax benefits are recognized for loss-making subsidiaries where it is more likely than not that future taxable profits will be available to offset the existing net operating losses and deductible temporary differences.

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

For the years ended December 31, 2008 and 2009 we have recorded deferred tax assets relating to temporary timing differences of our Italian subsidiary to the extent that it is more likely than not that we will receive the related benefit as a reduction of taxes in future years. In addition, we have never accrued tax benefits on losses from our U.S. operations, where we do not have a history of profitability. In 2009, we recorded a valuation allowance against deferred tax assets deriving from loss carryforwards in our U.S. subsidiaries and partially reduced the valuation allowance for deferred tax assets deriving from temporary deductible differences expected to be realized in Italy and the Netherlands in 2010. The net effect was an increase in the valuation allowance of €3.7 million. In 2008, we partially reduced the valuation allowance, recorded primarily against deferred tax assets deriving from loss carryforwards in our U.S. subsidiaries, to offset taxes on profits created by the settlement of litigation. This reduction amounted to €4.8 million.

The total valuation allowance recognized against our deferred tax assets in our consolidated financial statements as of December 31, 2009 amounted to €18.8 million. These unrecognized deferred tax assets are available to reduce taxable income in the future years.

Our Italian subsidiaries incur income tax expense also in loss years as they are subject to IRAP, a regional tax for which interest expense and the major portion of labor costs are not deductible. In the years ended December 31, 2007, 2008 and 2009, we incurred IRAP tax amounting to €665,000, €618,000 and €1.2 million, respectively.

In the years ended December 31, 2008 and 2009 income tax expense included €1.8 million and €121,000, respectively, of provision expense related to amounts required to be recorded for changes to our uncertain tax positions including interest and penalties. The uncertain tax position related primarily to a one time modification of a loan type financing arrangement between our U.S. and Italian subsidiaries in July 2008 which, although subject to interpretation of U.S. tax law, is more likely than not subject to a withholding tax which would not be recoverable by the Italian counterparty.

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

Revenue Recognition

We recognize revenue in accordance with ASC 605, Revenue Recognition.  Our accounting policy for revenue recognition substantially impacts our reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management. Changes in the conditions used to make these judgments can materially impact our results of operations. Management does not believe that the assumptions that underlie its estimates are reasonably likely to change in the future.

Our revenue recognition criteria are explained in detail in the notes to our consolidated financial statements appearing elsewhere in this annual report. What follows is a summary description of how we recognize our various revenue components.

•	Product sales are generally recognized when title transfers, when the other criteria for revenue recognition are met, and when product returns can be estimated at that time, which generally occurs on the date when we ship products to our customers. Our policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. Provisions for any returns and other adjustments related to sales are provided in the same period the related sales are recorded when historical rates of return indicate such a provision is necessary.

•	For Pancrelipase (the Company’s marketed, low cost pancreatic enzyme replacement product) revenue was deferred at the time the product was shipped to customers. Pancrelipase was sold through the Company’s distributor, X-Gen Pharmaceuticals, Inc. (“X-GEN”). Pursuant to the agreement with X-GEN, under certain circumstances, customers have the right to return Pancrelipase to the Company and receive a refund. The Company recognized revenue on product shipped when the Company determined that the product would not be returned, and the Company deferred revenue on shipments in excess of this. The Company has established reliable return estimate for Pancrelipase using both historical returns data from the product when it was marketed under a different brand name through a different distributor in the same market, and from data of a similar pancreatic enzyme replacement product in the same market. In addition to historical return rates, the Company considered levels of inventory in the supply chain and levels of patient consumption, based on third party data. These were monitored in comparison to other pancreatic replacement products in the same market

•	Royalties are based on reported sales of licensed products, and revenues are recognized based on contract terms when reported sales can be reliably measured and payment is reasonably assured.

•	Research and development agreements with collaboration partners may provide that development work is compensated at a non-refundable hourly rate for a projected number of hours, and revenue is then recognized at the hourly rate for the number of hours worked.

•	Research and development agreements with collaboration partners generally contain milestone payments based on performance; where milestone payments based on performance are substantive and both parties to the agreement are at risk that the milestone will not be achieved from the inception of the agreement the payments are recognized when performance criteria are met.

•	Up-front payments related to licensing agreements are deferred and recognized ratably over the life of the licensing agreement.

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

Before obtaining regulatory approval we had been reviewing the facts and circumstances relating to inventory of our lead product candidate EUR-1008 (currently marketed as ZENPEP). Prior to August 2009, when the product was approved by the FDA, we expensed our pre-launch inventory costs related to the product. The related expense was €636,000, €1.1 million and €1.6 million in the years ended December 31, 2007, 2008 and 2009, respectively.

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

Equity-Based Compensation

Effective January 1, 2006, we adopted Financial Accounting Standards Board Statement No. 123R, or SFAS 123R, which is now part of ASC 718, Compensation — Stock Compensation, which requires us to account for the grant date fair value of our employee stock options. SFAS 123R has been adopted prospectively, meaning that options awarded prior to January 1, 2006 continued to be accounted for using Accounting Principle Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Under APB, the excess of the underlying stock price over the exercise price on the measurement date is recognized as compensation expense. Because the exercise price of all our stock options granted after 2000 was set equal to the market price on the date of the grant (which was the measurement date), we did not record any expense to the consolidated statement of operations related to stock options (unless certain original grant date terms were subsequently modified). Options awarded on or after January 1, 2006 are being accounted for under the provisions of SFAS 123R. Our determination of the fair value of share-based payment awards on the grant date using an option valuation model requires the input of highly subjective assumptions, including expected price volatility, exercise patterns (which may be influenced by staff resignations among other considerations), post-vesting forfeiture rate and suboptimal exercise factor.

For the calculation of expected volatility, because we are a relatively new public company and therefore do not yet possess comprehensive company-specific historical and implied volatility information, we compared our historical volatility for 2008 and 2009 to the historical volatility of similar entities whose share prices are publicly available, and based our estimate of volatility on the result. We intend to continue to consistently apply this process using such similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable similar entities, whose share prices are publicly available, would be utilized in the calculation.

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

As equity-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2009 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 6% in the year ended December 31, 2009. The effect of pre-vesting forfeitures on the Company’s recorded expense has historically been negligible due to the predominantly monthly vesting of option grants. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

If factors change and we employ different assumptions in the application of ASC 718 in future periods, the compensation expense that we will record, may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option valuation models to estimate stock-based compensation in accordance with ASC 718. Option valuation models were developed for use in estimating the value of traded options, which are listed on organized exchange markets, that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our stock-based payments have characteristics significantly different from those of freely traded, listed options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the lattice model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Employee stock options may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our consolidated financial statements. Alternatively, values may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our consolidated financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models. Although the fair value of employee stock-based awards is determined in accordance with ASC 718 using an option valuation model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

In 2009 stock options were primarily granted to certain new employees when they began employment. Stock options were granted at the relevant closing market prices of ordinary shares at the grant dates. The criteria for measurement of option value, and the consequently the commencement of the amortization of the expense, were met for 336,000 options during 2009.

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

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets constitute a substantial portion of our total assets. As of December 31, 2009, intangible assets represented approximately 21% of our total assets, with goodwill alone representing approximately 17% of our total assets.

Goodwill arising on acquisitions represents the excess of the purchase price over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed. We carry out an annual impairment review of goodwill unless events occur that trigger the need for an earlier impairment review. Goodwill is tested for impairment in accordance with ASC 350, Intangibles — Goodwill and Other at the reporting unit level, which, for us, is one reporting unit. During 2007, 2008 and 2009, we performed the required impairment test of goodwill and determined that there was no impairment. As we operate in a single business unit, management based the fair value of the entity on the market value of its shares. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired.

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

All derivatives are recognized on the balance sheet at fair value. If derivatives and hedging instruments meet the standards for hedge accounting under ASC 815, Derivatives and Hedging, then gains and losses arising from changes in the fair value of the hedging instrument are recorded in other comprehensive income. Only to the extent that hedging instruments are ineffective or do not meet the standards for hedge accounting of ASC 815 are gains and losses recorded in the results of operations. In general, forward exchange contracts do not meet the hedge accounting criteria. Gains and losses from forward exchange contracts are included in foreign exchange gains (losses) in the statement of operations.

Recent Accounting Developments

We review new accounting pronouncements and assess the likely outcome of adoption. For details, refer to Note 2 in the accompanying consolidated financial statements.

Results of Operations

Year ended December 31, 2009 Compared to Year ended December 31, 2008

Revenues.  Total revenues were €120.6 million for full year ended December 31, 2009, compared to €98.5 million for the same period in 2008, an increase of €22.1 million or 22%. The increase was primarily due to sales of pancreatic enzyme products in the U.S., both sales of our low cost Pancrelipase formulation and shipments of Ultrase® to Axcan, as well as higher royalties from Amrix®. Our growth was positively affected by changes in exchange rates, which increased the reported revenue figure by approximately €4.1 million for full year ended December 31, 2009. Excluding exchange rate effects the increase in revenues would have been 18%.

Product sales were €99.0 million for full year ended December 31, 2009, an increase of €19.1 million or approximately 24% compared to the same period in 2008. As mentioned above, this increase was primarily due to sales of our unbranded Pancrelipase formulation, and sales of Ultrase to our marketing partner, Axcan. The increase in product sales growth would have been €16.0 million or 20% if positive currency effects worth approximately €3.0 million were excluded.

Royalties were €10.7 million for full year ended December 31, 2009, an increase of €2.6 million or 32%, due mainly to increased royalties from Amrix and in part to positive foreign currency effects of approximately €511,000.

Development fees were €10.9 million for full year ended December 31, 2009 compared to €10.5 million for the same period in 2008, an increase of €421,000 or 4%. The increase was due to positive foreign exchange effects of approximately €558,000. Our development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned.

Cost of Goods Sold.  Cost of goods sold was €61.2 million for full year 2009, compared to €53.8 million in 2008, representing an increase of €7.4 million or 14%. This lower growth rate compared to the 24% growth of product sales was primarily due to the increased proportion of high margin pancreatic enzyme products in total product sales.

Research and Development Expenses.  Research and development expenses were €23.6 million for full year ended December 31, 2009 compared to 20.3 million for the same period in 2008, representing an increase of approximately 3.3 million or 16%. We allocate our research and development expenses into two categories, research and development expenses attributable to development fees and other research and development expenses.

Research and Development Expenses Attributable to Development Fees.  For the year ended December 31, 2009, we were involved in a number of external projects for third parties, which we refer to in our consolidated statement of operations as research and development expenses attributable to development fees. For the year ended December 31, 2009, we incurred €6.3 million in research and development expenses attributable to development fees, representing 27% of our total research and development expenses. This represented an increase of €0.5 million compared to 2008. The largest component of these research and development expenses attributable to development fees was personnel costs. For the year ended December 31, 2009, €2.4 million of personnel costs were incurred. With more than 10 active external projects during the year ended December 31, 2009, no single project was individually significant.

Other Research and Development Expenses.  In our consolidated statement of operations, we refer to internal research and development expenses as other research and development expenses. For the year ended December 31, 2009, we incurred €17.2 million in other research and development expenses, representing 63% of our total research and development expenses. This represented an increase of €2.8 million compared to 2008. For the year ended December 31, 2009, the only internal project that was individually significant with respect to our total research and development expenses was ZENPEP®. In 2009 development costs for EUR-1008 were €6.6 million. For the year ended December 31, 2009, the portion of our research and development expenses attributable to other internal development projects was €10.6 million and was comprised of multiple projects, none of which was individually significant in relation to our total research and development expenses.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were €37.4 million for full year ended December 31, 2009 compared to €30.5 million for the same period in 2008, representing an increase of €6.9 million or approximately 23%. The increase is due primarily to costs associated with the launch of ZENPEP, including the expansion of our sales force, product sampling and marketing and patient-support programs.

Income tax expense.  For full year ended December 31, 2009, we recorded income taxes of €2.7 million on pre-tax loss of €3.2 million. In full year ended December 31, 2008, we recorded income taxes of €3.6 million on a pre-tax income of €17.3 million. Our taxes do not correlate directly with our consolidated profits and losses before tax for two main reasons. First, we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible. Second we have recorded valuation allowances to offset deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis, hence are not deemed to be more likely than not to recover their deferred tax assets. In 2009, we recorded a valuation allowance against deferred tax assets deriving from loss carryforwards in our U.S. subsidiaries and partially reduced the valuation allowance for deferred tax assets deriving from temporary deductible differences expected to be realized in Italy and the Netherlands in 2010. Net effect was an increase in the valuation allowance of €3.7 million. In 2008, we partially reduced the valuation allowance, recorded primarily against deferred tax assets deriving from loss carryforwards in our U.S. subsidiaries, to offset taxes on profits created by the settlement of litigation. This reduction amounted to €4.8 million.

Tax expense for the full years ended December 31, 2009 and 2008, included €121,000 and €1.8 million, respectively, of provision expense related to amounts required to be recorded for changes to our uncertain tax positions under Interpretation No. 48 (FIN 48), including interest and penalties. The uncertain tax position related primarily to a one time modification of a loan type financing arrangement between the Company’s U.S. and Italian subsidiaries in July 2008 which, although subject to interpretation of U.S. tax law, is more likely than not subject to a withholding tax which would not be recoverable by the Italian counterparty. Based on information available to date, other than incremental interest, the amount is not expected to change significantly in the next twelve months because no such modifications or similarly taxable actions are currently planned or expected. The Company is not able to determine when this tax position might be resolved with the relevant tax authorities.

Year ended December 31, 2008 Compared to Year ended December 31, 2007

Revenues.  Our revenues were €98.5 million for the year ended December 31, 2008, compared to €84.8 million for the same period in 2007, an increase of €13.7 million, or approximately 16%. This growth would, however, have been approximately 22% year on year had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €4.5 million for the year ended December 31, 2008. Furthermore, our revenues for the year ended December 31, 2008 included €3.2 million of revenues relating to the business of SourceCF acquired in December 2007. The two most significant contributors to this revenue growth were Amrix, a once-daily cyclobenzaprine product, partnered with and launched by Cephalon, Inc in the U.S. in late 2007 and Ultrase, a pancreatin formulation partnered with Axcan.

Our product sales were €79.9 million for the year ended December 31, 2008, an increase of €8.9 million, or approximately 13%, compared to the same period in 2007. The increase in product sales growth would have been €12.4 million, or approximately 18%, if negative currency effects worth approximately €3.6 million were excluded. In addition to product sales attributable to the SourceCF business, the increase was due to sales of the Ultrase pancreatin formulation and Amrix.

Our Royalties were €8.1 million for the year ended December 31, 2008, an increase of €3.8 million or 86%. In addition to royalties from the SourceCF business, acquired in December 2007, the increase was due to royalties from the Amrix.

Our development fees were €10.5 million for the year ended December 31, 2008 compared to €9.4 million for the same period in 2007 — an increase of €1.1 million, or approximately 12%. The increase is negatively affected by foreign exchange effects without which development fees would have increased by approximately €1.6 million, or approximately 17%.

Cost of Goods Sold.  Our Cost of goods sold was €53.8 million for the year ended December 31, 2008 compared to €49.4 million for the same period in 2007, representing an increase of €4.4 million, or approximately 9%. If foreign exchange currency effects of €1.9 million were excluded, the cost of goods would have increased by €6.3 million, or approximately 13%. Our cost of goods included €1.1 million of costs related to the initial lots of our product candidate, EUR-1008, which were not sold until commercial launch. In accordance with our accounting policy for pre-launch inventory, these costs related to EUR-1008 were expensed because the process for regulatory approval has not progressed far enough to determine with sufficient certainty that the costs will be recovered. The percentage growth rate of cost of goods sold is lower than the percentage growth rate of product sales primarily because products with higher than average margin grew proportionately more than product sales as a whole.

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

Income tax expense.  For the year ended December 31, 2008, we recorded income taxes of €3.6 million on pre-tax income of €17.3 million. In the year ended December 31, 2007, we recorded income taxes of approximately €1.1 million on a pre-tax loss of €5.5 million. Our taxes do not correlate directly with our consolidated profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we have recorded valuation allowances to offset deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis, hence are not deemed to be more likely than not to recover their tax loss carryforwards. In 2007 we recorded a valuation allowance against the benefits of tax loss carryforwards in our U.S. subsidiaries. In 2008, we partially reduced the valuation allowance, recorded primarily against deferred tax assets deriving from loss carryforwards in our U.S. subsidiaries by €4.8 million, to offset taxes on profits created by the settlement of litigation. Tax expense for the year ended December 31, 2008 included €1.8 million of provision expense related to amounts required to be recorded for changes to our uncertain tax positions including interest and penalties. The uncertain tax position related primarily to a one time modification of a loan type financing arrangement between our U.S. and Italian subsidiaries in July 2008 which, although subject to interpretation of U.S. tax law, is more likely than not subject to a withholding tax which would not be recoverable by the Italian counterparty. Based on information available to date, other than incremental interest, the amount is not expected to change significantly in the next twelve months because no such modifications or similarly taxable actions are currently planned or expected. We are not able to determine when this tax position might be resolved with the relevant tax authorities.

Financial Condition, Liquidity and Capital Resources

As of December 31, 2009 we had €16.9 million in cash and cash equivalents and €23.0 million of marketable securities. Total debt was €207,000, consisting of an overdraft. In addition, we had available €3.2 million of short-term lines of credit from our banks, none of which were utilized. Marketable securities represented U.S. treasury bills, German and French government bonds matured or maturing between January 4 and November 30, 2010.

As of December 31, 2008, we had €19.1 million in cash and cash equivalents and €3.6 million of marketable securities. Total debt was €186,000, consisting of an overdraft. In addition, we had available €11.0 million of short-term lines of credit from our banks, none of which were utilized. Marketable securities represented U.S. treasury bills matured on March 12, 2009.

As of December 31, 2007, we had €12.5 million in cash and cash equivalents. Total debt was €1.6 million. In addition, we had available €6.3 million of short-term lines of credit from our banks, none of which were utilized.

Except for a net income in 2008 of €13.6 million, which includes a gain on settlement of litigation of €24.4 million (see above) which is not expected to recur, we have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2009, we had an accumulated deficit of €44.3 million. Our net income (losses) were approximately €(6.7) million, €13.6 million and €(5.9) million, in 2007, 2008 and 2009, respectively. Prior to 2007, our net losses resulted principally from costs incurred in connection with servicing our outstanding debt. In addition, we have made, and expect to continue to make, investments in our research and development programs.

Net Cash Provided by Operating Activities.  Net cash provided by operating activities during the years ended December 31, 2009 and 2008 was €9.5 million and €17.3 million, respectively. Cash flow from operating activities in the year ended December 31, 2008 was positively affected by the receipt in September 2008 of $25.0 million, approximately €17.4 million at the then-current exchange rate, for the first payment for the settlement of litigation with UCB. In the year ended December 31, 2009 we received a second payment from UCB of $5.0 million, approximately €3.4 million at the then-current exchange rate. Net of the effects of UCB payments, cash flow from operating activities increased in the year ended December 31, 2009 mainly due to the increased revenues and related gross margin on product sales.

Net cash provided by operating activities during the years ended December 31, 2008 and 2007 was €17.3 million and €1.8 million, respectively. Cash flow from operating activities increased in the year ended December 31, 2008 because of the receipt in September of $25.0 million, approximately €17.4 million at the then-current exchange rate, for the first payment for the settlement of litigation with UCB partly offset by higher operating expenses and an increase in working capital. Working capital increased primarily because of higher inventory at December 31, 2008 compared to a year earlier.

Net Cash Used in Investing Activities.  Net cash used in investing activities was €25.4 million and €11.5 million during the years ended December 31, 2009 and 2008, respectively. Net cash used in investing activities increased in the year ended December 31, 2009 because of the purchases of marketable securities that have not matured during the year. The excess of purchases over maturity of marketable securities amounted to €18.8 million in the year ended 31, 2009 and €3.7 million in the year ended December 31, 2008. Excluding the amount due to marketable securities, net cash used in investing activities was €6.2 million for the year ended December 31, 2009 and was primarily due to capital expenditures on property plant and equipment that totaled €6.3 million. Capital expenditures were generally related to the renewal of machinery and equipment in our manufacturing and research and development facilities. In future years we intend to expand our facilities in line with the growth of our business.

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

Net Cash Provided by Financing Activities.  Net cash provided by financing activities for the year ended December 31, 2009 was €14.0 million, deriving from the issuance of 2,000,000 ordinary shares from secondary offering, which resulted in €13.6 million, net of costs relating to underwriting and professional advisors’ fees, and from cash received on the exercise of employee stock options awarded for past service of €342,000. As of December 31, 2009 cash balances were €16.9 million.

Net cash provided by financing activities for the year ended December 31, 2008 was €453,000, deriving from cash received on the exercise of employee stock options awarded for past service of €1.8 million, offset by the repayment of all outstanding bank debt of €1.4 million. As of December 31, 2008 cash balances were €19.1 million.

In addition to the above financing activities we had unused lines of credit of €3.2 million at December 31, 2009, which are callable on demand and unsecured. We expect that our available funds together with our unused credit lines will be sufficient to meet our current anticipated needs for working capital and capital expenditures, for the next twelve months. Our future capital needs will depend on the success of our existing and future products and on the extent to which we identify and ultimately consummate potential new acquisitions. Thus, any projections of future cash needs and cash flows are subject to substantial uncertainty and our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials or marketing authorization;

•	the results of our preclinical studies and clinical trials for our earlier-stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending other intellectual property-related claims;

•	the degree of commercial success of our lead product ZENPEP;

•	the costs of maintaining adequate sales, marketing and distribution capabilities, for ZENPEP and other products in development;

•	the success in establishing new co-development contracts with collaborators;

•	the success of our collaboration partners in obtaining and maintaining regulatory approvals for products which utilizing our technologies;

•	the success of our collaboration partners in selling products utilizing our technologies;

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships.

Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any off-balance sheet arrangements.

Contractual Commitments

The following table summarizes our financial commitments as of December 31, 2009:

	Cash Payments Due by Period(1)(2)
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Operating lease obligations	€1,284	€562	€666	€56	—
Construction and other capital commitments	213	231	—	—	—

Total contractual obligations	€1,497	€775	€666	€56	—

(1)	The table above does not include certain commitments to Kyowa Hakko that are contingent on events for which the timing is uncertain. In December 2002, we entered into an agreement with Kyowa Hakko under which we have a worldwide license to practice under patents related to the AdvaTab® technology. The license is exclusive subject to Kyowa Hakko’s reservation of certain rights, including, but not limited to, rights to maintain certain licensing arrangements with companies registered in Japan for development and sale of certain products; the use of the technology in products marketed by or under the name of Kyowa Hakko or certain of its affiliates; Kyowa Hakko’s and its affiliates’ rights to have their licensees and sublicensees use the technology for products proprietary to Kyowa Hakko; and the right of Kyowa Hakko’s and its affiliates’ sublicensees to use the technology on in-licensed products for development of Kyowa Hakko’s proprietary products. The license agreement provides for aggregate payments in an amount up to $1,250,000, which includes payments upon signing the license agreement and amounts which have been paid or will be payable upon the occurrence of certain events. In addition, we must make certain other payments as well as pay a calculated royalty. Out of $1,250,000 the amount of $500,000 remained unpaid as of December 31, 2009.

(2)	Additionally the table above does not include certain commitments to Chiesi Farmaceutici S.p.A, or Chiesi, that are contingent on events for which the timing is uncertain. In April 2008, we entered into a license agreement with Chiesi, under which we received an exclusive, non-transferable license in the U.S. (including the U.S. Virgin Islands and Puerto Rico) and Canada to develop and commercialize a finished pharmaceutical product containing Beclomethasone dipropionate. We also received a non-exclusive license to develop and then commercialize the product outside of the U.S. and Canada, but only for the subsequent export of the product in the U.S. and/or Canada for resale. Under the license agreement, we are required to take all commercially reasonable steps to obtain and maintain regulatory approval for any product developed and/or commercialized under the license agreement. In the years 2008 and 2009 we paid Chiesi $500,000. If certain milestones are achieved, we will be obligated to pay Chiesi up to an aggregate of an additional $4,000,000 in milestone payments if and when certain commercial sales targets are achieved. In addition to these milestone payments, we are required to make royalty payments to Chiesi based on a low to mid single digit percentage of our net sales of the product. The license agreement will remain in effect for ten years from the date any product is first commercialized, on a country-by-country basis, unless earlier terminated.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth, as of December 31, 2009, information for each of our directors and senior managers.

Name	Age	Position	Expiration of Term of Office

Directors
Gearóid M. Faherty	50	Chairman & Chief Executive Officer, Executive Director	2011 Annual General Meeting of Shareholders
Rolf A. Classon(1)(2)	64	Non-Executive Director	2010 Annual General Meeting of Shareholders
Jonathan J. Cosgrave	32	Non-Executive Director	2013 Annual General Meeting of Shareholders
William J. Jenkins, M.D.(1)(3)	62	Non-Executive Director	2011 Annual General Meeting of Shareholders
Angelo C. Malahias(1)(2)	48	Non-Executive Director	2010 Annual General Meeting of Shareholders
Simon Turton(2)(3)	42	Non-Executive Director	2013 Annual General Meeting of Shareholders
Executive Officers
Mario P. Crovetto	56	Chief Financial Officer
John J. Fraher	44	Chief Commercial Officer
Manya S. Deehr	44	Chief Legal Officer, Corporate Secretary
Key Employees
Michael Walters	50	Executive Vice President, Sales and Marketing, Eurand Pharmaceuticals, Inc.
Ruth Thieroff-Ekerdt, M.D.	52	Chief Medical Officer, Eurand Pharmaceuticals, Inc.
Robert Becker, M.D.	54	Chief Research Officer

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Certain biographical information about each of these individuals is set forth below.

Directors

Gearóid M. Faherty has been an executive director and Chairman and Chief Executive Officer of Eurand since April 1999. He directed the Eurand business while it was owned by American Home Products Corporation, now Wyeth, since 1994. Previously, Mr. Faherty was the General Manager of the American Home Products Corporation

subsidiary, Fort Dodge Animal Health, and has held positions at subsidiaries of Sterling Drug and Pfizer. Mr. Faherty completed his bachelor of science degree at University College Galway, Ireland, and has a master’s degree in chemical engineering and biotechnology from the National University of Ireland.

Rolf A. Classon has been a non-executive director since August 2007 and serves on the Audit and Compensation Committees. Mr. Classon served as Interim President and Chief Executive Officer of Hillenbrand Industries, a U.S. publicly traded holding company with healthcare operations, from May 2005 until March 2006, when he was appointed non-executive chairman of the board of directors. From November 2002 until his retirement in July 2004, he was Chairman of the Executive Committee of Bayer HealthCare. Previously, he had been President of Bayer’s Diagnostics Division from 1995, having joined the division in 1991 as Executive Vice President, Worldwide Sales and Service. Prior to joining Bayer, Mr. Classon had a long career at Pharmacia, most recently acting as President and Chief Operating Officer of Pharmacia Biosystems AB from 1990 to 1991. Previously he had been President of Pharmacia Development Company, Inc. Prior to relocating to the United States in 1984, he had served as President of the Hospital Products Division of Pharmacia AB. He began his career as Director, Organization Development of Pharmacia in 1969, assuming increasing responsibility before moving into the area of management consulting from 1974 to 1978. He currently serves as a member of the Board of Directors of Tecan Group Ltd., Millipore Corporation, Enzon Pharmaceuticals, Inc., and is Chairman of the Board of Auxilium Pharmaceuticals.

Jonathan J. Cosgrave began his career as a pharmacist spending time in both the hospital and retail segments of the pharmacy industry. Mr. Cosgrave, currently a Principal within the healthcare investing team of Warburg Pincus International LLC which he joined in 2004, spent three years within the investment banking division of J.P. Morgan & Co. in London focused on providing corporate finance and mergers & acquisitions advisory services to U.K. publicly-quoted companies predominantly in the pharmaceutical sector. Mr. Cosgrave holds a BSc in Pharmacy from Trinity College, Dublin and a Diploma in Business & IT from the Smurfit School of Business at University College, Dublin. Mr. Cosgrave is a former director of Euromedic International B.V., a pan-European provider of diagnostic imaging, laboratory diagnostic, radiotherapy and dialysis treatment services.

William J. Jenkins has been a non-executive director since July 2000. He serves on the Audit and Nominating and Corporate Governance Committees. Until March 1999, Dr. Jenkins was the Head of Clinical Development and Regulatory Affairs Worldwide and a member of the Executive Committee at Novartis Pharma AG in Switzerland. Dr. Jenkins is a consultant to the pharmaceutical industry and to private equity and venture capital firms and a non-executive director of BTG plc, and Consort Medical plc and Vaximm AG. He is Chairman of the Scientific Advisory Board of Evotec AG and a member of the Scientific Advisory Boards of BB Biotech Ventures II and Nicholas Piramal India Ltd. Dr. Jenkins previously served as a non-executive director for Monogram Biosciences, Inc. from 2000 until September 2009 when Monogram was bought by Labcorp. Dr. Jenkins holds a B.A., M.D., and other advanced degrees from Cambridge University in England, as well as advanced degrees from the Royal College of Physicians, United Kingdom and from London University.

Angelo C. Malahias has been a non-executive director since August 2007 and serves on the Compensation Committee and as Chairman of the Audit Committee. Mr. Malahais serves as a consultant to the pharmaceutical industry. Mr. Malahias served as President of Andrx Corporation from February 2004 until November 2006 when Andrx Corporation was acquired by Watson Pharmaceuticals, Inc. Prior to his appointment as President, he also served as Chief Financial Officer of Andrx Corporation from January 1996 and was part of the executive team that took Andrx public in June 1996. In 2005, Mr. Malahias re-assumed the role of CFO ad interim in addition to his responsibilities as President through the close of the acquisition process with Watson. Previously, Mr. Malahias served as Vice President and CFO of Circa Pharmaceuticals, Inc. from January 1995 to January 1996 and Corporate Controller from July 1994 to January 1995. Mr. Malahias graduated from New York University-Stern with a BS in Accounting & Economics in 1983 and received his New York State CPA designation in 1985.

Dr. Simon Turton heads Warburg Pincus’ healthcare investing activities in Europe and was a Principal at Index Ventures in Geneva prior to joining Warburg Pincus in 2003. He has 9 years of experience investing in biopharma companies following a 10-year career in the international pharmaceutical industry incorporating research, business development, and general management. Previously, Dr. Turton worked for Servier, the French pharmaceutical company, where he managed Northern Asia operations in Tokyo and Paris. He also worked for a pharmaceutical strategic alliances consultancy, where he was in charge of business development. Dr. Turton has an MBA from INSEAD, which he attended as a Sainsbury Management Fellow in the life sciences, and a Ph.D. in pharmacology from the University of London. He is a director of Archimedes Pharma, ProStrakan, and Tornier.

Executive Officers

Mario P. Crovetto joined Eurand as Chief Financial Officer in October 1999. From 1990 to 1999, Mr. Crovetto held various positions at Recordati, including Vice President of Corporate Development from 1995 to 1999, Division Manager of Diagnostics from 1993 to 1995 and Chief Financial Officer from 1990 to 1993. Additionally, he has held various positions at Montedison (Fine and Specialty Chemicals), Digital Equipment Corporation, and Mobil. Mr. Crovetto holds a bachelor of science degree in economics from the Catholic University Milan and a master’s degree in business economics from Harvard University.

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

Key Employees

Michael J. Walters joined our U.S. subsidiary, Eurand Pharmaceuticals, Inc., as Executive Vice President of Sales and Marketing on November 30 2007 and is responsible for the U.S. commercial launch of ZENPEP®. Prior to joining Eurand, he was President and CEO of SourceCF, a company he co-founded in July 2001 which focused on serving the needs of Cystic Fibrosis (CF) patients, physicians and care givers, which was acquired by Eurand on November 30, 2007. Additionally, Mike was involved in the management of the launch of TOBI® for PathoGenesis. He has served in various managerial positions of progressively increasing responsibility at Ortho-McNeil Pharmaceuticals (Johnson & Johnson), including Director of Management Development and Director of Training and Regional Sales Manager. Mike holds a Bachelor of Arts degree in Molecular Biology and Chemistry from Vanderbilt University.

Ruth Thieroff-Ekerdt, M.D. joined Eurand as Chief Medical Officer in December 2008. Dr. Ekerdt is responsible for portfolio development, clinical research and development, medical and regulatory affairs, and drug safety and surveillance activities. Prior to joining Eurand, she held the position of Vice President of Clinical and Medical Affairs at Bayer Consumer Care. She held various positions with Berlex, Inc., including Vice President of Medical Development Management and Operations, Vice President of Clinical Development, and Director of Clinical Development, Dermatology. Dr. Ekerdt graduated from the medical school at the University of Erlangen, Bavaria, and Free University of Berlin. She holds a medical degree and specialized in Pharmacology/Toxicology.

Robert Becker joined Eurand as Chief Research Officer in April 2009 and is responsible for all global research and formulation activities. Prior to joining Eurand, Dr. Becker has held various leading positions at Boehringer-Ingelheim, Eli Lilly & Co., and Biogen Idec, including Director of Pharmaceutical R&D and Senior Director of Biopharmaceutical Development, with the focus on oral drug delivery and solubility improvement. Dr. Becker holds a degree in chemistry and a Ph.D. in physical chemistry from the Technical University of Munich.

Compensation of Directors

This remuneration report is based on the Compensation Policy of Eurand N.V. For the year ended December 31, 2009, the non-executive members and former non-executive members of our Board received gross fees, including attendance fees, in the aggregate amount of €199,250 (based on the convenience rate of 1.4332 U.S. dollars per euro) as set forth in the table below.

Non-Executive Directors of our Board	Directors’ Fees, gross

Rolf A. Classon	€43,500
Jonathan J. Cosgrave (appointed June 4, 2009)	€20,500
William J. Jenkins	€41,250
Nicholas J. Lowcock (resigned June 4, 2009)	€17,750
Angelo C. Malahias	€53,500
Simon Turton (appointed June 4, 2009)	€22,750
Total	€199,250

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

For the year ended December 31, 2009, we paid Mr. Faherty, the sole executive member of our Board and our Chief Executive Officer, an aggregate amount of €840,413. Our executive officers are also eligible to receive awards under our equity compensation plan described below under “— Equity Compensation Plan.”

Within such amount, the remuneration of our current sole executive member of our Board and President and CEO in 2009 amounted to:

Sole Executive Director of Our Board and CEO	Salary(1)	Bonus(2)	Non-Cash Benefits(3)	Total

Gearóid M. Faherty	€567,736	€262,578	€10,099	€840,413

(1)	The non-executive members of our Board, upon the recommendation of our Compensation Committee, approved an annual base salary for 2009 for our CEO of €567,736.

(2)	The bonus payable in March 2010 to the sole executive member of our Board and CEO in relation to the 2009 financial year was approved by the Compensation Committee, and approved by the non-executive members of our Board in respect of the 2009 financial year, based on fulfillment of a number of pre-defined objectives for 2009.

(3)	Includes use of a company car and additional medical coverage.

Stock Options

The following table discloses, as of December 31, 2009, stock options held by the members of our Board:

	Number	Exercise		2009	Number	Expiration
Name	Granted	Price		Exercises	Outstanding	Date

Gearóid M. Faherty	240,000	€6.67			240,000	2/28/2012
	120,000	€5.00		—	120,000	6/23/2013
	120,000	€5.00		—	120,000	10/26/2015
	120,000	$16.00		—	120,000	5/16/2017
	90,000	$15.05		—	90,000	03/4/2018
	90,000	$9.15		—	90,000	11/05/2018
Rolf A. Classon	10,000	$12.88		—	10,000	8/29/2017
	11,000	$13.17	(1)	—	11,000	6/4/2019
Jonathan J. Cosgrave	11,000	$13.17	(1)	—	11,000	6/4/2019
William J. Jenkins	15,000	$6.67		—	15,000	7/5/2010
	10,000	$16.00		—	10,000	5/16/2017
	11,000	$13.17	(1)	—	11,000	6/4/2019
Angelo C. Malahias	15,000	$12.88		—	15,000	8/29/2017
	11,000	$13.17	(1)	—	11,000	6/4/2019
Simon Turton	11,000	$13.17	(1)	—	11,000	6/4/2019

(1)	Options granted in 2009 pursuant to the Eurand N.V. Equity Compensation Plan

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

At December 31, 2009 we had six members on our board of directors. The board of directors may change the number of directors by a vote of a majority of the entire board, but such number will in no event be less than three. Each director shall be elected to serve until the fourth succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal.

On June 4, 2009, Nicholas J. Lowcock resigned from his position as a director on the Board and Simon Turton and Jonathan J. Cosgrave were elected as non-executive directors.

Our board of directors has determined that Rolf A. Classon, Angelo C. Malahias and William J. Jenkins are independent directors within the meaning of the applicable NASDAQ listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company ( except for Director’s fees ) and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

During the fiscal year ended December 31, 2009, the board of directors held eight meetings (such number includes three telephone conference meetings). To promote open discussion among the independent directors, those directors met in 2009 in a regularly scheduled executive session without participation of our company’s management and they will continue to do so in 2010. In 2009, Nicholas Lowcock served as the presiding director for purposes of this meeting. Shareholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the new presiding director, Simon Turton, may do so by writing to Eurand N.V., Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

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

At Eurand, we are committed to upholding the highest standards in corporate governance and ethics practices. We believe our numerous internal policies and procedures provide structure for the operation of the Company that is consistent with the best interests of our stockholders and customers as well as the requirements of the law and modern standards of corporate governance. We endeavor to ensure that our policies and procedures comply with both U.S. and Netherlands corporate governance requirements to the extent possible and desirable. In this report, we discuss our corporate governance structure.

The Code contains principles and best practices for Netherlands companies with listed shares. The Code requires companies to either comply with the best practice provisions of the Code or to explain why they deviate from these best practice provisions. Our corporate governance policies with respect to the implementation of the Code will be discussed with our shareholders at the 2009 Annual General Meeting of Shareholders (to be held in June 2010), including those best practice provisions we did not comply with.

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

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s consolidated financial statements, including its system of internal controls;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of the Company’s independent audit function and independent auditors.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of William J. Jenkins and Simon Turton. The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same

Compensation Committee

Our Compensation Committee consists of Rolf A. Classon, Angelo C. Malahias and Simon Turton. The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	reporting on compensation arrangements and incentive grants to the Board; and

•	drawing up an annual Remuneration Report.

One-tier Board

Eurand has elected a one-tier board of directors (the “Board”) consisting of one Chief Executive Officer and five non-executive directors, without an independent supervisory board. As per Best Practice Provision III.8 of the Code, the composition and functioning of a management board comprising executives and non-executives directors shall be such that proper and independent supervision by non-executive directors is assured. Gearoid Faherty is both the Chief Executive Officer, as well as the Chairman of the Board, while Best Practice Provision III.8.1. of the Code provides that the Chairman of the Board shall not be an executive director. Our Board is of the opinion that due to the fact that Mr. Faherty has directed the Eurand business since 1994, he is the best possible person to safeguard the interest of all of the Company’s stockholders and therefore should continue to assume the position of chairman.

In order to assure independent supervision of the executives, the non-executive directors meet independently of Mr. Faherty and such meetings are chaired by Mr. Turton.

Independence

Our Board of Directors currently consists of six directors, five of whom are non-executive directors. Of the five non-executive directors, three are independent within the meaning of the Code and two are not, Jonathan Cosgrave and Simon Turton (Best Practice Provision III.2.2. of the Code). Jonathan J. Cosgrave and Simon Turton are employed by Warburg Pincus. The appointment of both of them to the Board is a deviation from the independency requirements under the Code. The Board is of the opinion that given their great expertise with, and in depth knowledge of, the pharmaceutical industry, the Company will greatly benefit from their skills and therefore the deviation from the Code is justified. As a result of its shareholdings, Warburg Pincus and Eurand are parties to an Investor Rights Agreement which provides Warburg Pincus the opportunity to a certain level of participation at the Board level depending upon its share ownership.

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

As part of the remuneration all of the non-executive directors have received share options. This is a deviation from Best Practice Provision III.7.1. of the Code which provides that a non-executive director shall not be granted any shares and/or rights to shares by way of remuneration. It is customary for international businesses to grant non-executive directors shares or options by way of remuneration. This is necessary to attract non-executive directors with the required level of expertise in the pharmaceutical industry and with excellent international reputations. Therefore the Board of Directors deems it necessary to offer to certain (potential) non-executive directors options as part of their remuneration.

Share Ownership

Eurand believes that senior executives should be stockholders and have a financial stake in Eurand in order to attract and incentivize appropriate personnel. The Board may from time to time determine appropriate levels of ownership for the Chief Executive Officer. The ordinary shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

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

Employees

As of December 31, 2009, we had 620 employees, 140 of whom were involved in corporate management, commercial activities and administration, 117 of whom were involved in research and development activities and 363 of whom were involved in manufacturing operations. Of these 620 employees, 237 were employed in the U.S., and 383 were employed in Europe. 37 were temporary employees. As of December 31, 2009, over 56 of our research and development employees held Ph.D., masters or medical degrees.

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

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 2, 2010 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of outstanding ordinary shares;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 2, 2010 are considered as beneficially owned by the person holding such options, warrants or rights but they are not treated as outstanding for the purpose of computing the percentage ownership of any person other than of the holder. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 47,865,196 ordinary shares outstanding as of March 2, 2010. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Principal Shareholders
Warburg, Pincus Equity Partners, L.P.(1)	13,103,727	27.38%
Warburg, Pincus Ventures International, L.P.(1)	13,103,725	27.38%
Wellington Management Company, LLP	2,385,706	4.98%
Executive Officers and Directors
Directors
Rolf A. Classon(2)	6,667
Gearóid M. Faherty(3)	2,423,523	4.99%
William J. Jenkins, M.D.(4)	23,125
Simon Turton, Ph.D(5)	26,207,452	54.75%
Jonathan J. Cosgrave(6)	26,207,452	54.75%
Angelo C. Malahias(7)	10,000
Executive Officers
Mario P. Crovetto(8)	320,092
Manya S. Deehr(9)	118,158
John J. Fraher(10)	494,139	1.03%

All Directors and Executive Officers as a group (10 persons)	29,603,155	60.14%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Warburg, Pincus Equity Partners, L.P. includes two affiliated partnerships, Warburg, Pincus Netherlands Equity Partners I C.V. and Warburg, Pincus Netherlands Equity Partners III C.V., or, together, WPEP. Warburg Pincus Partners LLC, or WP Partners, is the general partner of each of WPEP and Warburg, Pincus Ventures International, L.P., or WPVI. Each of WPEP and WPVI is managed by Warburg Pincus LLC, or WP LLC. Charles R. Kaye and Joseph P. Landy are the Managing General Partners of Warburg Pincus & Co., or WP, the

sole member of WP Partners, and Managing Members and Co-Presidents of WP LLC and may be deemed to control both entities. Each of Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares owned by Warburg Pincus entities. WPEP, WPVI, WP Partners, WP and WP LLC are collectively referred to in this Annual Report as Warburg Pincus. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017. Warburg Pincus, in the aggregate, beneficially own approximately 54.8% of our outstanding ordinary shares.

(2)	Includes options which are fully vested to purchase 6,667 ordinary shares under our equity compensation plan.

(3)	Includes options which are fully vested to purchase 662,500 ordinary shares under our equity compensation plan.

(4)	Includes options which are fully vested to purchase 23,125 ordinary shares under our equity compensation plan.

(5)	Dr. Turton, one of our directors, is a managing director of Warburg Pincus International LLC. All shares indicated as owned by Dr. Turton are included because of his affiliation with the Warburg Pincus entities. Dr. Turton disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(6)	Mr. Cosgrave, one of our directors, is a principal of Warburg Pincus International LLC. All shares indicated as owned by Mr. Cosgrave are included because of his affiliation with the Warburg Pincus entities. Mr. Cosgrave disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(7)	Includes options which are fully vested to purchase 10,000 ordinary shares under our equity compensation plan.

(8)	Includes options which are fully vested to purchase 270,042 ordinary shares under our equity compensation plan.

(9)	Includes options which are fully vested to purchase 117,758 ordinary shares under our equity compensation plan.

(10)	Includes options which are fully vested to purchase 270,042 ordinary shares under our equity compensation plan.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NASDAQ Global Market in May 2007. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. On October 28, 2009, the Company completed an underwritten secondary public offering of 9,775,000 of its’ ordinary shares. The Company offered 2,000,000 shares and Warburg Pincus Equity Partners, L.P. (including two affiliated partnerships) and Warburg Pincus Ventures International, L.P., our major shareholders, offered 7,775,000 shares for re-sale (including an underwriters’ over-allotment option to purchase an additional 1,275,000 ordinary shares). Before the offering, the Warburg entities held approximately 74.1% of our outstanding shares and after the offering this percentage fell to approximately 54.8%. Our major shareholders have the same voting rights as our other shareholders. As of March 2, 2010, we had approximately 502 shareholders of record. Approximately 134 of the shareholders of record were located in the U.S. and held in the aggregate 46,083,773 ordinary shares representing approximately 96% of our outstanding ordinary shares. However, the 134 U.S. shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 19,861,550 ordinary shares. Accordingly, we believe that the shares held by CEDEFAST include ordinary shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the U.S. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

Related Party Transactions

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties on an arm’s length basis.

Management Affiliations

Jonathan Cosgrave and Simon Turton, two of our directors, are employed by Warburg Pincus International LLC, an entity affiliated with our largest shareholders, Warburg, Pincus Equity Partners, L.P. and Warburg, Pincus Ventures International, L.P.

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

Trading on the NASDAQ Stock Market

Following our initial public offering in the U.S. in May 2007, our ordinary shares were quoted on the NASDAQ Global Market, under the symbol “EURX”. The following table shows the high and low sales prices for our ordinary shares during the indicated periods.

	High	Low

2007
Year Ended December 31, 2007	$17.40	$9.65
2008
Year Ended December 31, 2008	$19.60	$6.17
First Quarter	$16.00	$12.07
Second Quarter	$17.91	$12.85
Third Quarter	$19.60	$13.76
Fourth Quarter	$18.30	$6.17
2009
Year Ended December 31, 2009	$15.53	$8.76
First Quarter	$13.27	$8.76
Second Quarter	$15.00	$10.04
Third Quarter	$15.53	$12.39
Fourth Quarter	$15.21	$11.24
2010
January 2010	$13.37	$10.08
February 2010	$10.91	$8.84
March 2010 (through March 2)	$9.45	$8.55

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

The following description of all of the material terms of our share capital is qualified in all respects by reference to our articles of association, which have been filed with the Register of the Chamber of Commerce and Industry in Amsterdam, The Netherlands and as an exhibit to the this Annual Report on Form 20-F. Currently, our authorized share capital consists of 130,000,000 Ordinary Shares, par value €0.01. As of March 2, 2010, there were 47,865,196 Ordinary Shares outstanding, which are held of record by approximately 502 shareholders.

See “Risk Factors — Risks Related to Our Ordinary Shares — Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 54.8% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders” for more information on the effects of this concentration of ownership.

Ordinary Shares

Pursuant to our articles of association, our ordinary shares may be held only in registered form. All of our ordinary shares are registered in a register kept by us and on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgement by the Company. As of March 2, 2010, we had 47,865,196 ordinary shares outstanding, out of 130,000,000 ordinary shares authorized to be issued. Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders.

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

All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this Annual Report on Form 20-F. Our statutory accounts have to date been prepared and will continue to be prepared under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares; however, we have not paid cash dividends on our ordinary shares in the past and do not expect to do so in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business.

Memorandum and Articles of Association

For a summary of the provisions of our Articles of Association, please see “Articles of Association” in our Form F-3/A filed with the SEC on October 20, 2009. A copy of our Amended Articles of Association was filed as an exhibit to the Company’s Registration Statement on Form F-3 on September 28, 2009.

Material Contracts

The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Annual Report:

Chiesi Agreement

On April 2, 2008, we entered into a license agreement with Chiesi Farmaceutici S.p.A., or Chiesi, under which we received an exclusive, non-transferable license in the U.S. (including the U.S. Virgin Islands and Puerto Rico) and Canada to develop and commercialize a finished pharmaceutical product containing Beclomethasone dipropionate as the pharmaceutically active ingredient, in tablet form, for the treatment of inflammatory bowel diseases and related complications. We also received a non-exclusive license to develop and then commercialize the product outside of the U.S. and Canada, but only for the subsequent export of the product in the U.S. and/or Canada for resale. Under the license agreement, we are required to take all commercially reasonable steps to obtain and maintain regulatory approval for any product developed and/or commercialized under the license agreement. From April 2, 2008 through August 31, 2009, we paid Chiesi $500,000. If certain milestones are achieved, we will be obligated to pay Chiesi up to an aggregate of an additional $4,000,000 in milestone payments if and when certain commercial sales targets are achieved. In addition to these milestone payments, we are required to make royalty payments to Chiesi based on a low to mid single digit percentage of our net sales of the product. The license agreement will remain in effect for ten years from the date any product is first commercialized, on a country-by-country basis, unless earlier terminated. The agreement contains a standard early termination provision which provides for early termination by either party in the event certain conditions have occurred, including, but not limited to, either party’s breach of the agreement, either party’s filing for bankruptcy or either party making an assignment for the benefit of its creditors.

SourceCF Securities Purchase Agreement

On November 30, 2007, Eurand Pharmaceuticals, Inc., or EPI acquired the SourceCF family of companies, or SourceCF, for $6.6 million in cash. SourceCF is focused on serving the special needs of Cystic Fibrosis patients, physicians and care givers. The aggregate purchase price for SourceCF was €5.8 million. However, only €4.7 million, including direct costs of acquisition, was paid at the date of acquisition, with an additional €1.0 million paid in 2009. In addition, an additional payment of €1.0 million was supposed to be made on the second anniversary of the acquisition date, but was subject to achievement of certain revenue targets in the 2008 fiscal year, which were not met.

Nordmark Agreement

On January 3, 2006, we entered into a supply contract with Nordmark Arzneimittel GmbH & Co., or Nordmark, under which Nordmark is our non-exclusive manufacturer and supplier of Pancreatin for ZENPEP. As a result of receiving marketing authorization for ZENPEP in the U.S., the term of the supply contract has commenced and will continue for a five-year period, unless earlier terminated. Each party shall have the right to terminate the supply contract if the other party fails to perform certain of its obligations under the supply contract or if either party liquidates its business, makes an arrangement for the benefit of its creditors or is submitted to any other insolvency procedure. Under the supply contract, each party shall indemnify each other from any liability attributable to, among other things, such party’s negligence, willful wrongful acts, breach of representations and warranties in the supply contract, and certain product liability claims. Such indemnification shall be limited to five million euros per claim per year and up to a maximum of ten million euros per year. Currently, Nordmark is our sole supplier of Pancreatin.

Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to either our Annual Report on Form 20-F filed on March 31, 2009 for the year ended December 31, 2008, our Annual Report on Form 20-F filed on March 31, 2008 for the year ended December 31, 2007 or our report on Form 6-K/A filed on September 21, 2009.

Exchange Controls

Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Taxation

This taxation summary addresses the material Netherlands and U.S. federal income tax consequences to U.S. shareholders in connection with the acquisition, ownership, and disposition of the ordinary shares. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or that is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors (such as trust or similar arrangements). The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THEIR PARTICULAR TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF ORDINARY SHARES.

Material Netherlands Tax Consequences for Holders of Ordinary Shares

Please note that this summary does not describe the tax considerations for:

(i) holders of ordinary shares if such holders and, in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under The Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder, alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, (i) holds an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit-sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. Generally, a deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii) holders of ordinary shares in us if the shareholding qualifies as a “participation” for the purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii) holders of Shares who are individuals and derive benefits from the Shares that are a remuneration or deemed to be a remuneration for activities performed in the Netherlands by such holders or certain individuals related to such holder (as defined in The Netherlands Income Tax Act 2001); and

(iv) pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are exempt from corporate income tax in The Netherlands, another Member State of the European Union, Norway or Iceland.

Withholding Tax

Dividends distributed by us generally are subject to a withholding tax imposed by The Netherlands at a rate of 15%. The expression “dividends distributed by us” as used herein includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average capital paid into those shares as recognized for Netherlands dividend withholding tax purposes, unless a certain exemption applies;

•	an amount equal to the par value of ordinary shares issued or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes has been made or will be made; and

•	partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that we have net profits ( zuivere winst ), unless the general meeting of our shareholders has resolved in advance to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

If a holder of ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and that country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax. If a holder of Shares is an entity that is resident in a member state of the European Union, Norway or Iceland and the shareholding in us would have qualified as a participation as described under “(ii)” in the introduction above, if the holder of Shares were a taxpayer in The Netherlands. such holder would be eligible for a full exemption from Netherlands dividend withholding tax.

A recipient of a dividend that is a company, a qualifying tax-exempt pension trust or a qualifying tax-exempt organization that satisfies the conditions of the Convention between The Netherlands and the U.S. for the avoidance of double taxation of December 18, 1992, as amended by the protocol that was entered into force on December 28, 2004, or the Convention, may be entitled to a reduced rate of dividend withholding tax. These conditions include but are not limited to being a resident of the U.S. for the purposes of the Convention, being the beneficial owner of such dividend and being qualified under Article 26 of the Convention (the so-called limitation on benefits article).

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

In general, we will be required to remit all amounts withheld as The Netherlands dividend withholding tax to The Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to The Netherlands tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to The Netherlands dividend withholding tax; and

•	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned reductions.

Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to remit to The Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in The Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends be aware that a dividend stripping transaction took place. The Netherlands state secretary of finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Netherlands Resident Individuals.  If a holder of ordinary shares is a Netherlands resident individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

•	the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as specified in The Netherlands Income Tax Act 2001; or

•	the holder of the ordinary shares is considered to perform activities with respect to the shares that go beyond ordinary asset management ( normaal actief vermogensbeheer ) or such holder derives benefits from the shares that are (otherwise) taxable as benefits from other activities ( resultaat uit overige werkzaamheden ).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag) . Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax-free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

Netherlands Resident Entities.  Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000, the first bracket for 2010).

Nonresidents of The Netherlands.  A holder of ordinary shares that is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes (and, if such holder is an individual, such holder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands) will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the shares or any gain realized on the disposal or deemed disposal of the shares, provided that:

•	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) that, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

•	in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that go beyond ordinary asset management ( normaal actief vermogensbeheer ) and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands ( resultaat uit overige werkzaamheden); and

Gift and Inheritance Taxes

Residents of The Netherlands.  Gift and inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

Non-residents of The Netherlands.  No gift or inheritance taxes will arise in The Netherlands on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is neither resident nor deemed to be resident in The Netherlands, unless, in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift while being resident or deemed to be resident in The Netherlands.

For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident of The Netherlands at any time during the ten years preceding the date of the gift or the death of such person. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed tax residency.

Other Taxes and Duties

No Netherlands VAT and no registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.

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

may be subject to different tax rules not discussed below. If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor. Persons considering the purchase of the ordinary shares should consult with their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction or any jurisdictions outside of the U.S.

This discussion applies to you only if you are a beneficial owner of ordinary shares and are, for U.S. federal income tax purposes, a U.S. holder, defined as: (1) an individual citizen or resident of the U.S., (2) a corporation (or other entity taxable as a corporation) organized under the laws of the U.S. or any state of the U.S. (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion assumes that we are not, and will not become, a passive foreign investment company (as described below).

Taxation of Dividends

We do not currently anticipate paying any dividends. If we were to pay dividends currently, the following discussion summarizes the relevant U.S. tax consequences to you.

The gross amount of any distribution, including Dutch withholding tax thereon, with respect to our ordinary shares (other than certain pro rata distributions of ordinary shares) will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to applicable limitations, dividends paid to noncorporate holders, in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%. You should consult your tax advisor regarding the availability of this preferred tax rate to your particular circumstances. Dividends paid on ordinary shares generally will constitute income from sources outside the U.S. and will not be eligible for the dividends received deduction to U.S. corporate shareholders.

The amount of any distribution paid in euros will be the U.S. dollar value of the euros on the date of your receipt of the dividend, determined at the spot rate in effect on such date, regardless of whether you convert the payments into U.S. dollars. Gain or loss, if any, recognized by you on the subsequent conversion to U.S. dollars will be ordinary income or loss, and will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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

Under certain circumstances, we will be allowed to reduce the amount of dividend withholding tax imposed on U.S. shareholders that is paid over to the Dutch Tax Administration by crediting withholding tax imposed on certain dividends paid to us. In such event, the Dutch withholding tax imposed on dividends paid to you may not be fully creditable against your U.S. federal income tax liability. We do not currently anticipate paying dividends. If we pay dividends in the future, we will endeavor to provide to you the information that you will need to calculate the amount of their foreign tax credit.

Sale or Other Disposition of the Ordinary Shares

You will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and your tax basis for such ordinary shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain if the ordinary shares were held for more than one year. Any such gain or loss generally would be treated from sources within the U.S. If you receive euros upon a sale or exchange of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss, and will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation will generally be considered a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. The Company believes that it will not be considered a PFIC for U.S. federal income tax purposes for the current year and the Company does not expect to become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which you held an ordinary share, certain adverse consequences could apply.

If the Company is treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ordinary share would be allocated ratably over your holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income, rather than capital gains. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ordinary shares in excess of 125% of the average of the annual distributions on ordinary shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to noncorporate holders would not apply.

Backup Withholding and Information Reporting.  Payment of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

ITEM 11.	QUANTATIVE AND QUALITATAIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer, and our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize the cumulative effect of foreign currency translations as a separate component of shareholders’ equity.

A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax earnings by approximately €755,000 and €3.1 million for the years ended December 31, 2009 and 2008, respectively. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately €923,000 and €3.8 million for the years ended 2009 and 2008, respectively.

Since 2000, we have continued to consistently implement currency hedging strategies to minimize foreign exchange gain and losses in our statement of operations due to exchange rate fluctuation exposure. As a result of this strategy, our net foreign exchange losses or gains have not exceeded €330,000 in any single year during the 2005 to 2009 period.

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

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 was carried out by us under the supervision and with the participation of our management, including the chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management’s Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the U.S. of America and include amounts based on management’s best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company’s financial position and results of operations.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its evaluation, our management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in its report which is included in Item X of this Annual Report on Form 20-F.

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.eurand.com. We will also provide a paper copy free of charge upon written request by our shareholders. Shareholders may direct their requests to the attention of Manya Deehr, Chief Legal Officer, Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2009.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young serves as the Company’s primary independent auditors. The following table set forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2009 and 2008 (in thousands):

	2008	2009

Audit fees	€769	€1,030
Audit-Related fees	17	12
Tax fees	119	110
Other fees	—	—

Total	€905	€1,152

Audit fees

Audit fees paid to Ernst & Young in 2009 relate to the integrated audits of the consolidated financial statements and internal control over financial reporting, reviews of the interim financial statements included in the Company’s quarterly reports furnished under Form 6-K and fees in connection with the secondary public offering.

Audit fees paid to Ernst & Young in 2008 relate to the integrated audits of the consolidated financial statements and internal control over financial reporting and reviews of the interim financial statements included in the Company’s quarterly reports furnished under Form 6-K.

Audit-Related fees

Audit-related fees consist of fees billed for other assurance and related services.

Tax fees

Tax fees associated with tax compliance, general tax advice and tax planning.

Other fees

Ernst & Young did not provide any other services that would be classified in this category in 2009 and 2008.

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

Part III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-29 incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Eurand N.V.*
1.2	Form of Amended Articles of Association of Eurand N.V.*
1.3	Form of Amended Articles of Association of Eurand N.V.*†
1.4	Amended Articles of Association of Eurand N.V. (Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-3 filed on September 28, 2009)†
4.1	Eurand N.V. Equity Compensation Plan, amended, restated and adopted on May 30, 2008 (Incorporated by reference to the Company’s Registration Statement on Form S-8 filed on September 12, 2008)
4.2	Form of Indemnification Agreement*
4.3	Form of Investor Rights Agreement*
4.4	Exclusive Development, License and Supply Agreement between Eurand International S.p.A. and Axcan Scandipharm, Inc. *††
4.5	Amendment to Exclusive Development, License and Supply Agreement between Eurand International S.p.A. and Axcan Scandipharm, Inc. *††
4.6	Development, License and Supply Agreement between Eurand America, Inc. and Reliant Pharmaceuticals *††
4.7	License Agreement between Kyowa Hakko Kogyo Co., Ltd. and Eurand Pharmaceuticals Limited *††
4.8	Development, License and Contract Manufacturing Agreement between Eurand America, Inc. and ECR Pharmaceuticals *††
4.9	Promissory Note between Eurand B.V. and Warburg, Pincus & Co., on behalf of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., Warburg, Pincus Netherlands Equity Partners II C.V., and Warburg, Pincus Netherlands Equity Partners III C.V.*
4.10	Promissory Note between Eurand B.V. and Warburg, Pincus Equity Partners, L.P.*
4.11	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*

4.12	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.13	Promissory Note between Eurand B.V. and Gearóid Faherty*
4.14	Conversion Agreement between Eurand B.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.15	Amendment to Conversion Agreement between Eurand N.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.16	Amendment No. 2 to the Development, License and Contract Manufacturing Agreement between Eurand, Inc. and E. Clairborne Robins Company, Inc., d/b/a ECR Pharmaceuticals, dated August 23, 2007 (Incorporated by reference to Exhibit 2 to the Current Report on Form 6-K filed on September 14, 2007)
4.17	Lease Agreement between Hudson-Alpha Institute for Biotechnology and Eurand Pharmaceuticals, Inc., dated January 15, 2008 (Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 31, 2008)
4.18	Development and License Agreement between Eurand, Inc. and SmithKline Beechman Corporation d/b/a GlaxoSmithKline, dated as of April 21, 2006 (Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed on March 31, 2008)††
4.19	Securities Purchase Agreement by and among Michael J. Walters, Norman Stanley, Lonnie S. McMillian, Stoneway LLC and Eurand Pharmaceuticals, Inc., dated November 30, 2007 (Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on March 31, 2008)
4.20	License Agreement by and between Chiesi Farmaceutici S.p.A. and Eurand Pharmaceuticals, Inc., dated April 2, 2008 (Incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed on March 31, 2009). ††
4.21	Supply Contract, dated as of January 3, 2006, by and among Eurand S.p.A. and Nordmark Arzneimittel GmbH & Co. (Incorporated by reference to Exhibit No. 10.1 to the Report on Form 6-K/A filed on September 21, 2009)††
8	Subsidiaries of the Company**
12.1	Certification of the Chief Executive Officer**
12.2	Certification of the Chief Financial Officer**
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm**

†	Translated into English as required by Rule 306 of Regulation S-T. In this translation, an attempt has been made to be as literal as possible, without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will govern.

††	Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-142481) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Filed herewith

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EURAND, N.V.

By:	/s/ Gearoid M. Faherty
Name:     Gearoid M. Faherty

Title:	Chairman and Chief Executive Officer

Date: March 16, 2010

EURAND N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eurand N.V.

We have audited Eurand N.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eurand N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Eurand N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eurand N.V. as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009 of Eurand N.V. and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Ernst & Young Accountants LLP

Amsterdam, Netherlands
March 16, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eurand N.V.

We have audited the accompanying consolidated balance sheets of Eurand N.V. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eurand N.V. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eurand N.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Ernst & Young Accountants LLP

Amsterdam, Netherlands
March 16, 2010

EURAND N.V.

CONSOLIDATED BALANCE SHEETS
 December 31, 2009 and 2008

	2009	2008
	(In thousands of euros)

ASSETS
Current Assets
Cash and cash equivalents	16,893	19,146
Marketable securities	23,049	3,592
Accounts receivable, less allowance for doubtful accounts of €436 and €275, respectively	21,331	13,335
Inventories, net	15,633	13,923
Prepaid expenses and other current assets	9,041	6,093
Deferred income taxes	2,086	1,693

Total Current Assets	88,033	57,782
Property, plant and equipment, net	35,596	37,294
Goodwill	26,818	27,000
Other intangible assets, net	6,288	7,784
Deferred income taxes	1,133	432
Other non current assets	21	3,667

Total Assets	157,889	133,959

See accompanying notes to consolidated financial statements.

EURAND N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)
December 31, 2009 and 2008

	2009	2008
	(In thousands of euros, except share and per share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	207	186
Accounts payable	12,628	9,152
Income taxes payable	3,260	129
Accrued expenses and other current liabilities	20,158	11,606

Total Current Liabilities	36,253	21,073
Employees severance indemnities	3,932	4,081
Other non-current liabilities	3,192	2,997
Deferred income taxes	2,938	3,706

Total Non-Current Liabilities	10,062	10,784
Commitments and contingencies (Note 16)
Shareholders’ Equity
Ordinary shares par value €0.01, authorized 130,000,000 as of December 31, 2009 and 2008, 47,856,976 and 45,751,997 issued and outstanding, as of December 31, 2009 and 2008, respectively	479	458
Additional paid-in capital	150,976	134,643
Accumulated deficit	(44,286)	(38,382)
Accumulated other comprehensive income	4,405	5,383

Total Shareholders’ Equity	111,574	102,102

Total Liabilities and Shareholders’ Equity	157,889	133,959

See accompanying notes to consolidated financial statements.

EURAND N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands of euros, except share and per share amounts)

Product sales	99,009	79,932	71,076
Royalties	10,705	8,140	4,373
Development fees	10,885	10,464	9,372

Revenues	120,599	98,536	84,821
Cost of goods sold	(61,223)	(53,811)	(49,439)
Research and development expenses attributable to development fees	(6,345)	(5,892)	(5,432)
Other research and development expenses	(17,222)	(14,399)	(11,678)
Selling, general and administrative expenses	(37,398)	(30,516)	(21,497)
Income from litigation settlement	—	24,404	—
Amortization of intangibles	(1,368)	(1,361)	(788)
Other expense	(415)	(50)	(93)

Operating income (loss)	(3,372)	16,911	(4,106)
Interest expense	(2)	(176)	(2,024)
Interest income	362	612	492
Foreign exchange gains (losses), net	(199)	(79)	104

Income (loss) before taxes	(3,211)	17,268	(5,534)
Income tax expense	(2,693)	(3,639)	(1,140)

Net income (loss)	(5,904)	13,629	(6,674)

Net income (loss) per share:
Basic net income (loss) per share	(0.13)	0.30	(0.24)

Diluted net income (loss) per share	(0.13)	0.29	(0.24)

Weighted average shares used to compute basic net income (loss) per share	46,136,546	44,921,051	28,367,118

Weighted average shares used to compute diluted net income(loss) per share	46,136,546	46,377,076	28,367,118

See accompanying notes to consolidated financial statements.

EURAND N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2009, 2008 and 2007

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)
	(In thousands of euros except share amounts)

As at December 31, 2006	2,339,686	23	5,848	(45,337)	2,355	(37,111)
Comprehensive loss:
Net loss				(6,674)		(6,674)
Cumulative exchange translation adjustment					(54)	(54)
Change in fair value of hedge instruments					(77)	(77)
Reclassification upon termination of hedge instruments					(444)	(444)

Comprehensive loss						(7,249)
Conversion of Series A Preference shares into 32,487,940 ordinary shares	32,487,940	325	26,519			26,844
Conversion of Series C Preference shares into 2,029,786 ordinary shares	2,029,786	20	22,980			23,000
Issue of 7,000,000 ordinary shares in initial public offering	7,000,000	70	73,907			73,977
Stock option compensation			1,028			1,028
Employee share award compensation			281			281
Exercise of stock options	176,702	2	295			297

As at December 31, 2007	44,034,114	440	130,858	(52,011)	1,780	81,067
Comprehensive income:
Net income				13,629		13,629
Cumulative exchange translation adjustment					3,603	3,603

Comprehensive income						17,232
Tax benefit of stock option plans			128			128
Stock option compensation			1,860			1,860
Employee shares award issuance	26,100
Exercise of stock options	1,691,783	18	1,797			1,815

As at December 31, 2008	45,751,997	458	134,643	(38,382)	5,383	102,102
Comprehensive loss:
Net loss				(5,904)		(5,904)
Cumulative exchange translation adjustment					(978)	(978)

Comprehensive loss						(6,882)
Secondary public offering	2,000,000	20	13,586			13,606
Tax loss of stock option plans			(9)			(9)
Stock option compensation			2,415			2,415
Exercise of stock options	104,979	1	341			342

As at December 31, 2009	47,856,976	479	150,976	(44,286)	4,405	111,574

See accompanying notes to consolidated financial statements.

EURAND N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands of euros)

Operating Activities
Net income (loss)	(5,904)	13,629	(6,674)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,932	6,837	7,074
Amortization	1,368	1,361	788
Non-cash interest expense	—	—	201
Accrued employees severance indemnities	37	20	180
Unrealized foreign exchange losses	34	1,503	655
Stock compensation	2,415	1,860	1,309
Deferred income taxes	(1,215)	451	146
Other non-cash items	408	266	93
Changes in operating assets and liabilities:
Accounts receivable, net	(8,408)	478	(673)
Inventories, net	(1,866)	(3,884)	(2,263)
Prepaid expenses and other current assets	(3,171)	(3,621)	1,675
Other non-current assets	3,415	(3,509)	987
Accounts payable	3,440	952	(36)
Accrued expenses and other current liabilities	8,411	924	101
Income taxes	3,050	(11)	(430)
Other non current liabilities	607	8	(1,335)

Cash provided by operating activities	9,553	17,264	1,798
Investing Activities
Purchase of marketable securities	(32,972)	(3,701)	—
Maturity of marketable securities	14,202	—	—
Foreign exchange gains on marketable securities	(447)	—	—
Purchases of property, plant and equipment	(6,287)	(7,850)	(4,091)
Proceeds from disposals of property, plant and equipment	59	247	—
Purchase of other intangible assets	—	(209)	—
Acquisition of SourceCF, net of cash acquired	—	—	(4,643)

Cash used in investing activities	(25,445)	(11,513)	(8,734)
Financing Activities
Proceeds from the issuance of ordinary shares	13,606	—	73,977
Borrowing on long term credit facility	—	6,000	—
Repayment of borrowing on long term credit facility	—	(6,000)	—
Repayment of principal on long term notes payable to shareholders	—	—	(30,105)
Repayment of long-term debt from banks	—	(1,375)	(31,200)
Cash received on termination of interest rate swap	—	—	663
Net change in short-term borrowings	21	13	179
Exercise of stock options	342	1,815	297

Cash provided by financing activities	13,969	453	13,811
Effect of exchange rates on cash	(330)	401	(144)

Increase (decrease) in cash and cash equivalents	(2,253)	6,605	6,731
Cash and cash equivalents at beginning of year	19,146	12,541	5,810

Cash and cash equivalents at end of year	16,893	19,146	12,541

Supplemental disclosures:
Cash paid during the period for:
Interest	—	282	14,509
Taxes	1,597	1,309	1,224

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share amounts)

1.	Description of Business

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

Eurand N.V. together with its subsidiaries (collectively the “Company”) is a specialty pharmaceutical Company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products, utilizing proprietary pharmaceutical technologies to develop novel products that it believes will have advantages over existing products or will address unmet medical needs. Through collaboration arrangements, the Company has applied its technologies to drug products in a range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. The Company is developing and commercializing a portfolio of therapeutic products to address conditions associated with cystic fibrosis and gastrointestinal disorders and, which are being promoted in the United States with the Company’s own sales and marketing team.

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

Subsequent events

On January 7, 2010 the Company obtained a credit line in U.S. amounting to $1 million. This credit line matures on July 1, 2010 and was not utilized by the Company by the date of the filing of the consolidated financial statements on March 16, 2010.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment information

Accounting Standards Codification (“ASC”) 280, Segment Reporting, establishes standards for reporting information on operating segments in interim and annual financial statements. The Company’s chief operating decision maker reviews the results of operations on a consolidated basis and manages the operations of the Company as a single operating segment. Accordingly, the Company operates in one segment, which is the specialty pharmaceuticals industry.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

Cash equivalents consist of time deposits and other short-term, highly liquid instruments with maturities of three months or less when acquired and are stated at cost, which approximates fair value.

Marketable Securities

The Company’s investments in short-term marketable securities consist of U.S. treasury bills and German government bonds, which are readily convertible into cash. The Company does not invest in long-term marketable securities. Investments, for which the Company has the ability and intent to hold until maturity, are classified as “held to maturity.” Held to maturity investments are recorded at cost, adjusted for the amortization of premiums and discounts. The cost of investments sold is determined by the specific identification method.

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

Goodwill

Goodwill represents the excess of the purchase price of the acquired business over the net fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is tested annually for impairment in accordance with ASC 350, Intangibles — Goodwill and Other, or more frequently whenever there is an indication that the carrying amount may be impaired.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2009, 2008 and 2007, the Company performed the required impairment test of goodwill and determined that there was no impairment in the periods presented. The Company operates in a single business segment, the business is managed as a single operating unit and the Company as a whole represents the only reporting unit as defined under ASC 350 and referenced in ASC 280 and ASC 805, Business Combinations. Accordingly, in 2009, 2008 and 2007 the Company’s fair value based on the value of its publicly traded shares was compared to its book value, in order to assess whether goodwill might be impaired.

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

Income Taxes

Income taxes are provided for each entity included in the consolidation in accordance with the applicable local laws. Deferred income taxes are accounted for under the liability method, in accordance with ASC 740, Income Taxes, and reflect the tax effects of temporary differences, between the tax basis of assets and liabilities and their reported amounts in the financial statements, and net operating loss carry-forwards. Valuation allowances are provided against deferred tax assets or some portion of deferred tax assets when it is more likely than not these deferred tax assets will not be realized.

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

The resulting cumulative foreign exchange translation adjustments have been recorded as a component of shareholders’ equity. Translation adjustments, net of income taxes, resulting from changes in exchange rates affecting balance sheet and income statement items amount to gains/(losses) of €(978), €3,603 and €(54) for the

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

periods ended December 31, 2009, 2008 and 2007, respectively, and are reported as a component of accumulated other comprehensive income. Related tax effect amounted to gains/(losses) of €583, €(773) and nil for the periods ended December 31, 2009, 2008 and 2007, respectively.

Realized and unrealized foreign currency transaction gains and losses are included in the determination of net income (loss).

Revenue Recognition

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed and determinable, collectability is reasonably assured, and the Company has no further obligations. This is normally the point at which title transfers, which generally corresponds to the date when products are shipped. The Company’s general policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. However, the Company monitors the level of returns and other adjustments related to sales and records a provision when historical rates of return indicate such a provision is necessary.

During 2009, the Company increased sales of Pancrelipase (the Company’s marketed, low cost pancreatic enzyme replacement product). Pancrelipase was sold through the Company’s distributor, X-Gen Pharmaceuticals, Inc. (“X-Gen”). Pursuant to the agreement with X-Gen, under certain circumstances, customers have the right to return Pancrelipase to the Company and receive a refund. As a result, unlike the treatment of the Company’s other products, revenue for Pancrelipase was deferred at the time product was shipped to customers. Instead the Company recognized revenue on product shipped when the Company determined that the product would not be returned and the Company deferred revenue on shipments in excess of this. The Company has established reliable return estimates for Pancrelipase using both historical returns data from the product when it was marketed under a different brand name through a different distributor in the same market, and from data of a similar pancreatic enzyme replacement product in the same market. In addition to historical return rates, the Company considered levels of inventory in the supply chain and levels of patient consumption, based on third party data. These were monitored in comparison to other pancreatic replacement products in the same market.

For certain products sold on a sales-type lease basis, the present value of the minimum lease payments computed at the interest rate implicit in the lease, is recorded as sales revenue at the inception of the lease. The remaining value of the minimum future lease payments is recognized as an asset and accreted to revenue over the lease term. The Company had €1,192, €852 and €37 of sales type lease revenue in the years ended December 31, 2009, 2008 and 2007, respectively.

Royalty revenues are recognized in proportion to the underlying sales to the end user of certain products the Company either markets or manufactures.

The Company also derives revenues from research and development agreements with co-development partners. These agreements generally provide that development work is compensated at a non-refundable hourly rate for a projected number of hours. Certain agreements also provide compensation in the form of non-refundable milestone fees payable only upon the achievement of certain events. In addition such agreements are broken down into two or more stages of work where progression from one stage to the next is contingent upon successful completion of the prior stage. We evaluate these agreements and determine the deliverables in accordance with ASC 605-25, Revenue Recognition — Multiple Element Arrangements. Where revenue generating activities exist whose delivery is contingent upon the occurrence of a future event that is not exclusively within the control of the co-development partner we evaluate these activities upon the resolution of the contingency rather than at the inception of the agreement. Once deliverables have been identified we evaluate each deliverable to determine if they can be accounted for a separate units of accounting. Hours worked are considered to be multiple recurring units of accounting and the rate attached to each hour is recognized as revenue when each hour is worked. Milestone fees are recognized as revenue when the performance criteria are met and the contingency resolved.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Accounting for Equity-Based Compensation

The Company has an equity-based employee compensation plan which comprises mainly options to buy our ordinary shares granted to our employees and is described more fully in Note 13. On January 1, 2006, we adopted the provisions of currently non authoritative SFAS No. 123R, Share-Based Payment, which is now part of ASC 718, Compensation — Stock Compensation, as supplemented by the currently non-authoritative interpretation provided by SEC Staff Accounting Bulletin (“SAB”) No. 107, issued in March 2005, which is now primarily incorporated into SAB Topic 14. We implemented the prospective application transition method of adoption and, as such, prior-period financial statements were not restated. Under this method, the fair value of all stock options granted or modified after adoption must be recognized in the consolidated statement of operations. Whereas, total compensation cost related to awards already granted at the date of adoption continue to be accounted for under the methods of valuation and expensing used prior to adoption, which are described below.

Prior to January 1, 2006, we accounted for stock options under Accounting Principle Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, an elective accounting policy permitted by SFAS No. 123. Under this standard, the excess of the underlying stock price over the exercise price on the measurement date is recognized as compensation expense. Because the exercise price of all our stock options granted after 2000 was set equal to the market price on the date of the grant (which was the measurement date), we did not record any expense to the consolidated statement of operations related to stock options (unless certain original grant date terms were subsequently modified).

Compensation cost for awards of stock options that have graded vesting, granted after January 1, 2006, is recognized on a straight-line basis over the requisite service period for the entire award.

Derivatives and Hedging Activities

On August 6, 2003, the Company obtained a financing facility from a bank which carried a floating rate of interest based on interest rate base rates. The Company was required by the Lender to enter into interest rate swap contracts to hedge the effect of changes in base interest rates on cash flows related to the facility so that interest payments would be equivalent to those on a fixed rate loan. These contracts qualified as cash flow hedge instruments and were recorded at fair value based on published market data for interest rate futures. Until the liquidation of the hedging instruments in May 2007, changes in the fair value of the hedge instruments, to the extent the hedge was effective, were recorded in Other Comprehensive Income. At that time, the accumulated gain of €444, net of tax, was reclassified to the consolidated statement of operations and an amount of €663 was included in interest income. To the extent that these hedges were ineffective, changes in the fair value of the hedge instruments

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were included in interest expense in the consolidated statement of operations. The ineffective portion recognized in the consolidated statement of operations during the year ended December 31, 2007 was not material.

The Company enters into forward exchange contracts to hedge receivables and payables denominated in U.S. dollars and Swiss francs. These contracts do not meet the criteria for formal designation and documentation at hedge inception and, accordingly, they are adjusted to fair value through income. Any respective assets or liabilities resulting from the fair value valuation of forward exchange contracts are disclosed as other current assets and other current liabilities, respectively, and were immaterial as of December 31, 2009 and 2008. The notional amounts of the forward exchange contracts to sell U.S. dollars were $29,723,000 and $4,069,000 as of December 31, 2009 and 2008, respectively. The notional amounts of the forward exchange contracts to buy Swiss francs were CHF 3,776,000 and CHF 3,672,000 as of December 31, 2009 and 2008, respectively. During the years ended December 31, 2009, 2008 and 2007, the Company recognized foreign exchange gains (losses) of €(289), €476 and €1,974, respectively, in the consolidated statement of operations, related to these hedging activities.

Statement of Cash Flows

Short-term borrowings arise primarily under the Company’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “Net change in short-term borrowings” in the Consolidated Statements of Cash Flows.

Shipping and Handling Costs

Shipping and handling costs on product sales classified in Selling, General and Administrative Expenses amounted to €814, €647 and €617 for the years ended December 31, 2009, 2008 and 2007, respectively.

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

During 2009, 2008 and 2007, grants recognized related to plant and equipment were immaterial, while the Company recognized government grants relating to research and development expenses, including the incentive discussed above, for €1,218, €1,992 and €700, respectively.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Adoption of New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance establishing two levels of U.S. GAAP — authoritative and nonauthoritative — and making the Accounting Standards Codification the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC. This guidance, which was incorporated into ASC 105, Generally Accepted Accounting Principles, was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption changed certain disclosure references to U.S. GAAP, but did not have any other impact on our consolidated financial statements.

In May 2009, the FASB issued authoritative guidance establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This guidance, which was incorporated into ASC 855, Subsequent Events, was effective for interim or annual financial periods ending after June 15, 2009 Subsequently In February 2010, the FASB issued ASU 2010-09 for Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements. This ASU addresses both the interaction of the requirements of ASC 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). ASU 2010-09 was primarily effective on the issuance. Adoption of the above mentioned authoritative guidance and ASU did not have any impact on our consolidated financial statements.

In April 2009, the FASB issued authoritative guidance requiring publicly traded companies to include certain fair value disclosures related to financial instruments in their interim financial statements. This guidance, which was incorporated into ASC 825, Financial Instruments, was effective for interim periods ending after June 15, 2009. We disclose the relevant fair value disclosures in our consolidated financial statements.

In December 2007, the FASB issued guidance which is now part of ASC 808-10, Collaborative Arrangements, (formerly EITF Issue 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property). This new guidance defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement). The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The guidance requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis. The adoption of this guidance had no impact on our financial position or results of operations, as there were no joint operating activity arrangements in which we, as an active party to the agreement, are exposed to significant risks and rewards dependent on the commercial success of the activity.

In December 2007, the FASB issued revised authoritative guidance related to business combinations, which provides for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. The guidance also established disclosure requirements to enable the evaluation of the nature and financial effects of a business combination. This guidance, which was incorporated into ASC Topic 805, “Business Combinations,” was adopted by us as of January 1, 2009, and the adoption did not have a material impact on our consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, which is now part of ASC 260, Earnings per Share. This new guidance addressed whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. This guidance was adopted by us as of January 1, 2009, and the adoption did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, Measuring Liabilities at Fair Value, which amends ASC 820, Fair Value Measurements and Disclosures. ASU 2009-05 provides

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

clarification and guidance regarding how to value a liability when a quoted price in an active market is not available for that liability. The changes to the ASC as a result of this update were effective for the first reporting period (including interim periods) beginning after issuance (October 1, 2009 for us), and the adoption did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, which amends ASC 605, Revenue Recognition.” ASU 2009-13 amends the ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available, (2) third-party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor’s multiple-deliverable revenue arrangements. The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for us), and we are currently evaluating the potential impact, if any, of the adoption on our consolidated financial statements. The changes to the ASC as a result of this update also permit retrospective application for all periods presented.

In January 2010, the FASB issued ASU 2010-06 for Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures for transfers in and out of Level 1 and 2 and activity in Level 3; and also clarifies existing disclosures for level of disaggregation and about inputs and valuation techniques. The new disclosures are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company does not expect that this will have a significant impact on the consolidated financial statements of the Company.

3.	Inventories, net

	December 31,	December 31,
	2009	2008

Raw materials	9,759	6,872
Work in progress	3,174	2,565
Finished goods	2,700	4,486

	15,633	13,923

Allowances for obsolescence of inventories were €1,681 and €1,336 as of December 31, 2009 and 2008, respectively.

4.	Prepaid Expenses and Other Current Assets

	December 31,	December 31,
	2009	2008

Litigation settlement receivable — current portion (note 15)	3,646	3,644
Prepayments	2,135	1,429
Recoverable amounts for income taxes	1,649	353
Recoverable amounts for other taxes	1,053	667
Deferred cost of goods sold	558	—

	9,041	6,093

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Other Non Current Assets

	December 31,	December 31,
	2009	2008

Litigation settlement receivable — long term portion (note 15)	—	3,644
Other	21	23

	21	3,667

6.	Property, Plant and Equipment, net

	December 31,	December 31,
	2009	2008

Land	1,717	1,725
Buildings	34,897	34,956
Machinery and equipment	62,606	61,377
Furniture and fittings	6,435	5,657
Construction in progress	3,086	1,055

	108,741	104,770
Accumulated depreciation	(73,145)	(67,476)

	35,596	37,294

Depreciation of property, plant and equipment amounted to €6,932, €6,837 and €7,074 for the years ended December 31, 2009, 2008, and 2007, respectively.

Interest expense capitalized in property, plant and equipment in the years ended December 31, 2009, 2008, and 2007 amounted to €66, €102 and €66, respectively.

7.	Goodwill

There were no goodwill impairments during the year.  Changes in the carrying value of goodwill are as follows:

As at December 31, 2007	26,251
Exchange translation	749

As at December 31, 2008	27,000
Exchange translation	(182)

As at December 31, 2009	26,818

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Other Intangible Assets, net

	December 31, 2009			December 31, 2008
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Patents	1,647	(1,507)	140	1,661	(1,291)	370
Licenses	1,548	(1,013)	535	1,547	(943)	604
Exclusive supply rights	3,250	(1,733)	1,517	3,250	(1,408)	1,842
Selling and marketing rights	5,563	(1,467)	4,096	5,751	(783)	4,968

Total	12,008	(5,720)	6,288	12,209	(4,425)	7,784

Amortization of patents, licenses, exclusive supply rights and selling and marketing rights amounted to €1,368, €1,361, and €788 for the years ended December 31, 2009, 2008, and 2007, respectively.

As of December 31, 2009, the weighted average amortization periods for patents, licenses, exclusive supply rights and selling and marketing rights were 11.4 years, 12.5 years, 10.0 years and 7.9 years, respectively.

Estimated amortization charges for the next five years are as follows:

Estimated
Amortization
Charge

2010	1,159
2011	1,125
2012	1,107
2013	1,105
2014	996
Thereafter	796

6,288

9.	Short-Term Borrowings

At December 31, 2009 and 2008, the Company had lines of credit amounting to €3,200 and €10,968, respectively, of which none were utilized. As of December 31, 2009 all lines of credit are from European banks, callable on demand and unsecured.

At 31 December, 2009 and 2008 the Company had overdrafts of €207 and €186, respectively.

10.	Income Taxes

Dutch and foreign book income (losses) before the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31	December 31,
	2009	2008	2007

Netherlands	591	3,393	2,488
Foreign	(3,802)	13,875	(8,022)

	(3,211)	17,268	(5,534)

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the provision for income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Current	(5,150)	(3,188)	(994)
Deferred	2,457	(451)	(146)

Income tax (expense) benefit	(2,693)	(3,639)	(1,140)

A reconciliation between income taxes computed at the Dutch statutory tax rate of 25.5% and the effective income tax provision is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Income tax (expense) benefit at the Dutch statutory tax rate	819	(4,403)	1,411
Effect of Italian IRAP	(1,245)	(618)	(665)
Aggregated effect of different foreign tax rates	1,599	(1,023)	440
Change in foreign tax rates	—	(110)	(1,094)
Permanent differences:
Non deductible expenses	(98)	(115)	(120)
Non-taxable items	96	139	53
Foreign taxes not deductible	(84)	53	(17)
Effect of foreign exchange conversions	—	270	(7)
Stock compensation	(636)	(472)	(99)
Cancellation of indebtedness	—	(347)	—
Derecognition of tax benefits (FIN 48)	(121)	(1,802)	—
Reversal of deferred tax liability on revaluation reserve	—	—	297
Deductible IPO expenses	—	—	902
Deductible expenses for secondary offering	172	—	—
Deductible underwriting fees	214	—	—
R&D tax credit	287	—	—
Other	(18)	22	(96)
Change in valuation allowance	(3,678)	4,767	(2,145)

Effective income tax (expense) benefit	(2,693)	(3,639)	(1,140)

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

Derecognition of tax benefits (FIN 48) of €121 in the year ended December 31, 2009 and €1,802 in the year ended December 31, 2008 was a provision expense related to amounts required to be recorded for changes to the Company’s uncertain tax positions under Interpretation No. 48 (FIN 48), which is now a part of ASC 740, Income

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxes, including interest and penalties. The uncertain tax position primarily related to a one time modification of a loan type financing arrangement between the Company’s U.S. and Italian subsidiaries in July 2008 which, although subject to interpretation of U.S. tax law, is more likely than not subject to a withholding tax which would not be recoverable by the Italian counterparty. Based on information available to date, other than incremental interest, the amount is not expected to change significantly in the next twelve months because no such modifications or similarly taxable actions are currently planned or expected. The Company is not able to determine when this tax position might be resolved with the relevant tax authorities.

The components of deferred income tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	December 31,	December 31,
	2009	2008

Deferred tax assets:
Property, plant and equipment	3,066	3,694
Intangible assets	14	20
Inventory allowance and write off	2,481	2,709
Accrued expenses	2,471	664
Foreign exchange	177	292
Deferred revenues	1,817	471
Accrued interest expense	5,864	4,846
Deductible stock compensation	15	41
Tax Credits	511	575
Net operating loss carry-forwards	7,181	4,459
Other	—	7

Total deferred tax assets	23,597	17,778
Deferred tax liabilities:
Property, plant and equipment	—	(160)
Intangible assets	(2,645)	(2,391)
Foreign exchange	(1,266)	(1,886)
Other	(18)	(2)

Total deferred tax liabilities	(3,929)	(4,439)
Less: valuation allowance	(19,387)	(14,920)

Net deferred tax assets (liabilities)	281	(1,581)

The assets and liabilities above are presented on a net basis for each tax jurisdiction in the balance sheet.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement in the valuation allowance is as follows:

	2009	2008	2007

Balance at January, 1	(14,920)	(18,244)	(18,210)
Net valuation allowance (recognized) reversed during the year	(3,678)	4,767	(2,145)
Change in valuation allowance due to current tax effects on opening deferred tax balances	(1,224)	(713)	—
Decrease for recognition of net deferred tax liability on acquisition of SourceCF	—	—	907
Currency translation adjustments	435	(730)	1,204

Balance at December, 31	(19,387)	(14,920)	(18,244)

The valuation allowance against our deferred tax assets was increased because certain of our subsidiaries incurred taxable losses in the period. These subsidiaries have a history of cumulative losses. Such cumulative losses represent significant negative evidence that would be difficult to overcome in evaluating whether a valuation allowance is needed against the Company’s deferred tax assets. Expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses and management has determined that other positive evidence (such as availability of tax carry-backs and tax-planning strategies) is not available or insufficient to remove the uncertainty regarding the recoverability of these deferred tax assets. Accordingly, at December 31, 2009, 2008 and 2007, the Company has recognized a valuation allowance for deferred tax assets to the extent that these do not offset deferred tax liabilities that are expected to reverse against these deferred tax assets.

At December 31, 2009, the Company had net operating losses (“NOLs”) available to offset future taxable income in the Netherlands amounting to approximately €7,868 which expire in 2016, in Ireland of €1,928 which do not expire, in the United States amounting to approximately €15,990 ($23,035,625) which expire in 2019 through 2028 and in Switzerland amounting to €427 (SFr 634,442) expiring in 2011 through 2016.

At December 31, 2009, the Company had also tax credits in the United States for research and development of €487 ($702,000) that expire in 2021 through 2028.

The Company’s policy is to classify any interest and penalties related to the underpayment of income taxes in its income tax expense. The amounts recognized in the years ended December 31, 2009, 2008 and 2007 were an expense of €121, a benefit of €27 and nil, respectively. The following tax years remain open in the Company’s major jurisdictions:

Italy	2005 through 2009
U.S. (Federal)	1999 through 2009
France	2005 through 2009
Netherlands	2005 through 2009
Ireland	2005 through 2009

The gross unrecognized tax benefits at December 31, 2009 and 2008 were €1,710 and €1,646, respectively.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2009	2008

Balance, January 1,	1,646	5,611
Additions based on tax positions related to the current year	—	1,802
Additions for tax positions of prior years	121	—
Reductions for tax positions of prior years	—	(5,611)
Reductions for settlements	—	—
Reductions due to lapse in statute of limitations	—	—
Change attributable to foreign currency translation	(57)	(156)

Balance, December 31,	1,710	1,646

Amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	1,710	1,646

The amount of unrecognized tax benefits may change in the next 12 months, however the effect on income tax expense, and the effective tax rate is not currently estimable.

11.	Accrued Expenses and Other Current Liabilities

	December 31,	December 31,
	2009	2008

Accrued employee compensation	5,436	4,238
Accrued expenses	4,388	2,845
Accrued product returns	3,595	22
Social security and other contributions	1,523	1,711
Taxes, other than income taxes	898	1,186
Deferred revenues	4,318	526
Deferred payments for acquisition	—	1,078

	20,158	11,606

12.	Employees’ Severance Indemnities

The liability for severance indemnities relates primarily to the Company’s employees in Italy. The unfunded severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee were to immediately terminate their employment. The charge to earnings was €37, €20 and €180 for the years ended December 31, 2009, 2008 and 2007, respectively.

13.	Shareholders’ Equity

Share Capital

At December 31, 2009, the Company has authorized 130,000,000 ordinary shares of which 47,856,976 are issued and outstanding. Such shares have no pre-emptive rights.

During the years ended December 31, 2009 and 2008, the Company issued 104,979 and 1,691,783 ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 27, 2009, the Company completed a public offering of 9,775,000 ordinary shares at the offering price of $11.25. Of the total shares sold, 2,000,000 were newly issued by the Company, and the remaining 7,775,000 were previously issued and outstanding. Proceeds from the offering, net of underwriting fees, costs and expenses payable by the Company in connection with the offering, amounted to €13,606.

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

Stock options granted under the Plan generally become exercisable over a four-year vesting period and expire 10 years from the date of grant.

In 2009 stock options were primarily granted to certain new employees when they began employment. Stock options were granted at the relevant closing market prices of ordinary shares at the grant dates. The criteria for measurement of option value, and consequently the commencement of the amortization of the expense, were met for 336,000 options during 2009.

The Board of Directors of the Company approved grants of options to employees on March 4, 2008 and on November 5, 2008 in accordance with the Eurand N.V. Equity Compensation Plan. Stock options were also granted to certain new employees when they began employment. Stock options were granted at the relevant closing market prices of ordinary shares at the grant dates. The criteria for measurement of option value, and consequently the commencement of the amortization of the expense, were met for 1,213,750 options during 2008.

On May 16, 2007, the date of the IPO, the Company granted 758,000 stock options to senior management and certain other employees at an exercise price equal to the estimated fair market value of the underlying shares of $16.00 per share, which was the IPO price. During the remainder of the year ended December 31, 2007 the Company granted a further 199,000 stock options, mainly to new employees with exercise prices equal to the market value of the underlying ordinary shares on the grant date.

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2009, 2008 and 2007 were €5.05, €4.17 and €5.13 per stock option, respectively.

A summary of the status of the Company’s stock options as of December 31, 2009 and the changes for the year then ended is presented in the following tables:

			Weighted
			Average
			Remaining
			Contractual
		Weighted	Term of
	Number of	Average	Options	Aggregate
	Options	Exercise	Outstanding	Intrinsic
	Outstanding	Price	(years)	Value

Vested and expected to vest at December 31, 2009	3,820,313	€7.68	6.2	€7,296

Exercisable at December 31, 2009	2,617,232	€7.31	5.0	€6,002

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e., the difference between the closing stock price of our common stock on the last trading day of the year ended December 31, 2009, and the exercise price, times the number of options outstanding) that would have been received by the option holders had all in-the-money options been exercised on December 31, 2009. This amount changes based on the fair market value of our common stock and the rate of exchange of the U.S. Dollar with respect to the euro.

All of the Company’s stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at December 31, 2009. Once vested, options become exercisable immediately.

		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding at December 31, 2008	3,738,716	€7.57
Granted	336,000	€8.53
Exercised	(104,979)	€3.26
Forfeited	(102,444)	€9.69
Expired	—	—

Outstanding at December 31, 2009	3,867,293	€7.72

Cash received on stock options exercised amounted to €342, €1,815 and €297 in the years ended December 31, 2009, 2008 and 2007, respectively. The aggregate intrinsic value of stock options exercised amounted to €675, €14,108 and €1,136 in the years ended December 31, 2009, 2008 and 2007, respectively.

Beginning January 1, 2006, the Company uses a lattice model, to calculate the grant-date fair value of an award of stock options. The valuation of options granted in 2009, 2008 and 2007 was based on the assumptions noted in the following table. Because lattice based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed.

	Year Ended December 31,
	2009	2008	2007

Risk free interest rate	0.3-3.7%	0.8-4.0%	2.9-5.3%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	75%	50-75%	50%
Post vesting forfeiture rate	6%	6%	6%
Suboptimal exercise factor	2.0	2.0	2.0

The risk -free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on management’s intention not to pay dividends in the foreseeable future. The Company is a relatively new public company and therefore does not yet possess comprehensive company-specific historical and implied volatility information. Hence to estimate the expected volatility for 2009 and 2008, the Company compared its historical volatility to the historical volatility of similar entities whose share prices are publicly available. In 2007 the estimate of volatility was based solely on the historical volatility of similar entities. An estimate of volatility was based on that result. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice model. In calculating the expected life of options, the lattice model used by the Company applies two estimated parameters, the post-vesting forfeiture rate and the suboptimal exercise factor, which are based on the Company’s historical option cancellations and employee exercise information, and academic research studies. The suboptimal exercise factor is the ratio by which the stock price must increase before employees are expected to exercise their stock options.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

As share-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2009, 2008 and 2007 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 6%, 7% and 3% in the years ended December 31, 2009, 2008 and 2007 based on historical experience. The effect of pre-vesting forfeitures on the Company’s recorded expense has historically been negligible due to the predominantly monthly vesting of option grants. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

The Company’s policy is to issue new shares upon stock option exercises, hence no cash is used by the Company when options are exercised.

Aggregate Stock Based Compensation Cost

Total stock based compensation cost, consisting of stock options and share grants together, amounted to €2,415, €1,860 and €1,309 for the years ended December 31, 2009, 2008 and 2007, respectively. Compensation costs relating to these grants for employees involved in the production of goods for sale of €20, €20 and €50 were capitalized as part of inventory at December 31, 2009, 2008 and 2007, respectively. No compensation cost was capitalized as part of any other asset for the years ended December 31, 2009, 2008 and 2007. Net of capitalizations, stock based compensation, consisting of stock options and share grants together, was recognized in the income statement as follows:

	Year Ended December 31,
	2009	2008	2007

Cost of goods sold	280	188	269
Research and development expenses attributable to development fees	121	65	109
Other research and development expenses	329	160	131
Selling, general and administrative expenses	1,685	1,477	750

	2,415	1,890	1,259
Capitalized in inventories	—	(30)	50

	2,415	1,860	1,309

Fair value of options vested during the years ended December 31, 2009, 2008 and 2007 amounted to €2,303, €1,836 and €988, respectively.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation cost not yet recognized for awards granted and not yet vested as of December 31, 2009 is as follows:

		Weighted-Average
		Period in Years Over
		Which Stock Option
		Compensation Cost is
	Unrecognized	Expected to be
	Compensation Cost	Recognized

Stock options	5,414	2.4

Other Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income includes the cumulative effects of currency translation on the net assets of subsidiaries whose functional currency is not the euro and the effective portion of gains and losses of interest rate swap contracts.

Changes in Fair Value of Hedge Instruments — Interest rate swaps are stated at fair value and included in other non-current assets and other non-current liabilities. The increase (decrease) in aggregate fair value of these instruments recognized in Other Comprehensive Income during the years ended December 31, 2009, 2008 and 2007 was €nil, €nil and €77, net of tax of €nil, €nil and €38, respectively. The accumulated balances included in other comprehensive income at December 31, 2009 and 2008 were €nil and €nil, respectively. In May 2007 all interest rate swaps were liquidated, in conjunction with the repayment of long term debt realizing a gain of €636, included in interest income and €219 of tax expense.

Cumulative Translation Adjustment — Changes in the carrying value of net assets of subsidiaries whose functional currency is not the euro caused by changes in foreign exchange rates are credited or charged to other comprehensive income. The accumulated balances of these gains, net of income taxes, were €4,405 and €5,383 at December 31, 2009 and 2008, respectively. The amounts of income taxes charged to cumulative translation adjustment were €190 and €773 at December 31, 2009 and 2008, respectively.

14.	Other Expense

During 2009, the Company disposed of and wrote down property, plant and equipment recognizing a loss of €415.

During 2008, the Company disposed of and wrote down property, plant and equipment recognizing a loss of €50.

During 2007, the Company disposed of property, plant and equipment recognizing a loss of €93.

15.	Income from Litigation Settlement

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

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 6, 2008, Eurand and UCB, Inc. agreed to settle the litigation between the two companies for $35 million which the Company recognized as income from litigation settlement of €24,404 in operating income in the year ended December 31, 2008. The settlement closed on September 5, 2008. Under the terms of the settlement, the Company received $25 million on September 5, 2008, $5 million, plus interest, at the first anniversary of the closing in 2009 and will receive additional payment from UCB of $5 million, plus interest, at the second anniversary of the closing.

Payments receivable are included in other current assets and other non-current assets.

16.	Commitments and Contingencies

The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company’s consolidated financial statements.

Capital Commitments

The Company had €213 of contractual obligations for the purchase of property, plant and equipment.

Lease Commitments

The following are the minimum payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2009:

Year Ended December 31,
2010	562
2011	403
2012	263
2013	50
2014	6

Total minimum lease payments	1,284

Rental expense for all operating leases amounted to €896, €748 and €551 in the years ended December 31, 2009, 2008 and 2007, respectively. The major portion of these leases contains renewal options.

17.	Financial Instruments

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, marketable securities, and accounts receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions located in the various countries in which it operates. The Company selects only financial institutions with high credit standards for use in its investment strategies.

Concentration of credit risks and the risk of accounting loss with respect to accounts receivables is generally limited due to the large number of the Company’s end customers. The Company generally does not require collateral with respect to goods and services provided, but it may require collateral and bank guarantees for certain customers.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents — The carrying amounts of cash and cash equivalents reported by the Company approximates their fair value.

Marketable securities — As of December 31, 2009 and 2008 the Company held U.S. treasury bills, German and French government bonds; and U.S. treasury bills, respectively, classified as “held to maturity.” Held to maturity investments are recorded at cost, adjusted for amortization of premiums and discounts.

	December 31, 2009		December 31, 2008
		Fair Value Measured		Fair Value Measured
		at Prices Quoted in		at Prices Quoted in
		Active Markets for		Active Markets for
		Identical Assets		Identical Assets
	Carrying Value	(Level 1)	Carrying Value	(Level 1)

Marketable securities	23,049	23,013	3,592	3,592

For marketable securities, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. Level 1 inputs include quoted prices for identical instruments and are observable. Marketable securities held as of December 31, 2009 and 2008 all had contractual maturities within one year of the reporting dates.

Accounts receivable, net and accounts payable — The carrying amount of accounts receivable and accounts payable approximate their fair values.

Short term borrowings— The carrying amount of the Company’s borrowings as December 31, 2009 and 2008 approximates their fair value.

18.	Per Share Information

The following is a reconciliation of the numerators and denominators of the historical basic and diluted net income (loss) per share computations:

	For the Years Ended December 31,
	2009	2008	2007

Numerator:
Net income (loss)	(5,904)	13,629	(6,674)

Denominator:
Weighted average shares for basic net income (loss) per share	46,136,546	44,921,051	28,367,118
Effect of dilutive securities:
Stock options	—	1,456,025	—
Convertible preference shares	—	—	—

Weighted average shares for diluted net income (loss) per share	46,136,546	46,377,076	28,367,118

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of historical basic and diluted net income (loss) per share:

	For the Years Ended December 31,
	2009	2008	2007

Numerator:
Net income (loss)	(5,904)	13,629	(6,674)
Denominator:
Basic calculation	46,136,546	44,921,051	28,367,118

Diluted calculation	46,136,546	46,377,076	28,367,118

Basic net income (loss) per share	(0.13)	0.30	(0.24)

Diluted net income (loss) per share	(0.13)	0.29	(0.24)

Weighted average of stock options that had exercise prices adjusted for unrecognized compensation expense equal or higher than the average market price of our ordinary shares	—	1,432,192	—

The computation of diluted net loss per share for 2009 and 2007 did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.

19.	Segment and Geographic Information

The Company operates in one major operating segment, the specialty pharmaceuticals industry. The Company receives revenues from all stages of the product life of the formulations it produces and the technologies it uses to develop them as reflected by the three types of revenue shown on the consolidated statements of operations.

The Company had one major customer which in the years ended December 31, 2009, 2008 and 2007 represented 31%, 23% and 17% of consolidated total revenue, respectively.

The following table shows geographic information about the Company’s operating activities for significant countries based on the country of domicile of each subsidiary:

	Total Revenues			Property, Plant and Equipment,
	Year Ended December 31,			Net December 31,
	2009	2008	2007	2009	2008	2007

Italy	64,442	58,200	50,748	17,098	17,270	18,225
United States	47,649	31,935	26,671	17,155	18,749	16,159
France	6,374	6,762	6,989	1,343	1,275	1,257
Other	2,134	1,639	413	—	—	1

	120,599	98,536	84,821	35,596	37,294	35,642

There were no revenues generated or property, plant and equipment located in the Netherlands, the Company’s country of domicile.

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	Total Revenues
	Year Ended December 31,
	2009	2008	2007

United States	73,479	47,190	34,188
Germany	10,889	16,409	17,782
United Kingdom	10,039	9,951	9,731
Japan	4,554	4,830	5,839
Italy	4,146	6,130	4,044
Switzerland	3,147	2,063	3,145
Netherlands	2,645	2,306	1,041
Spain	2,219	1,580	1,778
France	2,153	2,033	1,997
Other	7,328	6,044	5,276

	120,599	98,536	84,821

The following table displays revenue by therapeutic area:

	2009	2008	2007

Product sales
Gastrointestinal(1)	50,640	27,389	18,545
Cardiovascular	16,136	19,429	22,090
Nutrition	13,276	9,897	11,868
Pain(2)	11,627	11,702	9,771
Respiratory	2,885	7,629	5,420
Other	4,445	3,886	3,382

Product sales	99,009	79,932	71,076
Royalties	10,705	8,140	4,373
Development fees	10,885	10,464	9,372

Revenues	120,599	98,536	84,821

(1)	Gastrointestinal products include Ultrase, Pancrelipase and ZENPEP®.

(2)	Pain products include Amrix.

Exhibit Index

Number	Description

1.1	Articles of Association of Eurand N.V.*
1.2	Form of Amended Articles of Association of Eurand N.V.*
1.3	Form of Amended Articles of Association of Eurand N.V.*†
1.4	Amended Articles of Association of Eurand N.V. (Incorporated by reference to Exhibit 3.2 to the Company’s Registration statement on Form F-3 filed on September 28, 2009)†
4.1	Eurand N.V. Equity Compensation Plan, amended, restated and adopted on May 30, 2008 (Incorporated by reference to the Company’s Registration Statement on Form S-8 filed on September 12, 2008)
4.2	Form of Indemnification Agreement*
4.3	Form of Investor Rights Agreement*
4.4	Exclusive Development, License and Supply Agreement between Eurand International S.p.A. and Axcan Scandipharm, Inc.*††
4.5	Amendment to Exclusive Development, License and Supply Agreement between Eurand International S.p.A. and Axcan Scandipharm, Inc.*††
4.6	Development, License and Supply Agreement between Eurand America, Inc. and Reliant Pharmaceuticals*††
4.7	License Agreement between Kyowa Hakko Kogyo Co., Ltd. and Eurand Pharmaceuticals Limited*††
4.8	Development, License and Contract Manufacturing Agreement between Eurand America, Inc. and ECR Pharmaceuticals*††
4.9	Promissory Note between Eurand B.V. and Warburg, Pincus & Co., on behalf of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., Warburg, Pincus Netherlands Equity Partners II C.V., and Warburg, Pincus Netherlands Equity Partners III C.V.*
4.10	Promissory Note between Eurand B.V. and Warburg, Pincus Equity Partners, L.P.*
4.11	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.12	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
4.13	Promissory Note between Eurand B.V. and Gearóid Faherty*
4.14	Conversion Agreement between Eurand B.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.15	Amendment to Conversion Agreement between Eurand N.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
4.16	Amendment No. 2 to the Development, License and Contract Manufacturing Agreement between Eurand, Inc. and E. Clairborne Robins Company, Inc., d/b/a ECR Pharmaceuticals, dated August 23, 2007 (Incorporated by reference to Exhibit 2 to the Current Report on Form 6-K filed on September 14, 2007)
4.17	Lease Agreement between Hudson-Alpha Institute for Biotechnology and Eurand Pharmaceuticals, Inc., dated January 15, 2008 (Incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed on March 31, 2008)
4.18	Development and License Agreement between Eurand, Inc. and SmithKline Beechman Corporation d/b/a GlaxoSmithKline, dated as of April 21, 2006 (Incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed on March 31, 2008)††
4.19	Securities Purchase Agreement by and among Michael J. Walters, Norman Stanley, Lonnie S. McMillian, Stoneway LLC and Eurand Pharmaceuticals, Inc., dated November 30, 2007 (Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on March 31, 2008)
4.20	License Agreement by and between Chiesi Farmaceutici S.p.A. and Eurand Pharmaceuticals, Inc., dated April 2, 2008 (Incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed on March 31, 2009)††
4.21	Supply Contract, dated as of January 3, 2006, by and among Eurand S.p.A. and Nordmark Arzneimittel GmbH & Co. (Incorporated by reference to Exhibit No. 10.1 to the Report on Form 6-K/A filed on September 21, 2009)††
8	Subsidiaries of the Company**
12.1	Certification of the Chief Executive Officer**

Number	Description

12.2	Certification of the Chief Financial Officer**
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm**

†	Translated into English as required by Rule 306 of Regulation S-T. In this translation, an attempt has been made to be as literal as possible, without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will govern.

††	Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-142481) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Filed herewith